Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278976

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

To the ChampionX Corporation stockholders:

As previously announced, ChampionX Corporation (“ChampionX”), a Delaware corporation, Schlumberger Limited, a Curaçao corporation (“SLB”), Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned subsidiary of SLB (“Holdco”), and Sodium Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of SLB and direct wholly owned subsidiary of Holdco (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of April 2, 2024 (the “Merger Agreement”), pursuant to which SLB will acquire ChampionX in an all-stock transaction by means of a merger of Merger Sub with and into ChampionX (the “Merger,” together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with ChampionX surviving the Merger as an indirect wholly owned subsidiary of SLB.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and by virtue of the Merger, each share of common stock, par value $0.01 per share, of ChampionX (“ChampionX common stock”) issued and outstanding immediately prior to the Effective Time (other than shares of ChampionX common stock held in treasury of ChampionX or held by SLB, Holdco or any direct or indirect wholly owned subsidiary of SLB, in each case except for any shares held on behalf of third parties (“ChampionX Excluded Stock”)) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 shares of common stock (the “Exchange Ratio”), par value $0.01 per share, of SLB (“SLB common stock”), which shares will be duly authorized and validly issued in accordance with applicable laws (the “Equity Consideration”), and, if applicable, cash in lieu of fractional shares.

The Exchange Ratio is fixed and will not be adjusted to reflect price changes prior to the closing of the Merger. SLB common stock is listed on the New York Stock Exchange (“NYSE”) under the trading symbol “SLB,” and ChampionX common stock is listed on The Nasdaq Stock Market (“Nasdaq”) under the trading symbol “CHX.” Based on the closing price of SLB common stock on the NYSE on April 1, 2024, the last trading day before the public announcement of the Merger Agreement, the Exchange Ratio represented approximately $40.59 in value for each share of ChampionX common stock. This amount represented a premium of approximately 14.7% to the closing price of ChampionX common stock on Nasdaq on April 1, 2024. Based on the closing price of SLB common stock on the NYSE of $48.62 on May 14, 2024, the latest practicable trading day before the date of this proxy statement/prospectus, the Exchange Ratio represented approximately $35.74 per share in value for each share of ChampionX common stock.

The value of the consideration paid to ChampionX stockholders will fluctuate with changes in the market price of SLB common stock. We encourage you to obtain current market quotations of SLB common stock, given that the Equity Consideration is payable in SLB common stock, and ChampionX common stock.

Based on the number of outstanding shares of ChampionX common stock (including each share of ChampionX common stock underlying each deferred stock unit award of ChampionX) on the record date of May 14, 2024 for the ChampionX Special Meeting (defined below), we anticipate that SLB will issue approximately 140,076,251 shares of SLB common stock in connection with the Merger.

Upon completion of the Merger, based on the number of outstanding shares of ChampionX common stock and SLB common stock as of the date of the Merger Agreement, we estimate that former ChampionX stockholders will own approximately 9% of the outstanding shares of SLB common stock and current SLB shareholders will own approximately 91% of the outstanding shares of SLB common stock.

In connection with the Merger, ChampionX will hold a virtual special meeting of ChampionX stockholders (the “ChampionX Special Meeting”) to consider and vote on (1) a proposal to adopt the Merger Agreement (the “Merger Proposal”); (2) a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to ChampionX’s named executive officers in connection with the Merger (the “Compensation Proposal”); and (3) a proposal to approve the adjournment of the ChampionX Special Meeting, if necessary, (a) to solicit additional proxies in favor of the Merger Proposal if (i) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (ii) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (b) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to the accompanying proxy statement/prospectus, and the review of such materials by ChampionX stockholders (the “Adjournment Proposal”).

Your vote is important. The record date for determining the ChampionX stockholders entitled to receive notice of, and to vote at, the ChampionX Special Meeting is the close of business on May 14, 2024. The Merger cannot be consummated unless the Merger Agreement is approved by the affirmative vote of the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting. ABSTENTIONS, A BROKER NON-VOTE OR A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE MERGER PROPOSAL.

The board of directors of ChampionX (the “ChampionX Board”) has unanimously (i) determined the Merger Agreement and the consummation of the Merger and the Transactions to be fair to and in the best interests of ChampionX and its stockholders, (ii) declared the Merger Agreement and the consummation of the Transactions, including the Merger, to be advisable, (iii) authorized and approved the Merger Agreement, including the execution, delivery and performance thereof, (iv) directed that the Merger Agreement be submitted to the ChampionX stockholders for their consideration and adoption and (v) recommended the ChampionX stockholders adopt the Merger Agreement. ACCORDINGLY, THE CHAMPIONX BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL, A VOTE “FOR” THE COMPENSATION PROPOSAL AND A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

We urge you to read this proxy statement/prospectus carefully. The obligations of SLB and ChampionX to consummate the Merger are subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. More information about SLB, ChampionX, the ChampionX Special Meeting, the Merger Agreement and the Transactions, including the Merger, is included in this proxy statement/prospectus. You should also consider carefully the risks that are described in the “Risk Factors” section of this proxy statement/prospectus, beginning on page 24. If you have any questions regarding this proxy statement/prospectus, you may contact D.F. King & Co., Inc., ChampionX’s proxy solicitor, by calling toll-free at (866) 416-0577.

Thank you for your continued support of and interest in ChampionX. We at ChampionX look forward to the successful combination of ChampionX and SLB.

Very truly yours,

Daniel W. Rabun

Chairman

ChampionX Corporation

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated May 15, 2024 and is first being mailed to ChampionX stockholders on or about May 15, 2024.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF

CHAMPIONX CORPORATION

TO BE HELD ON JUNE 18, 2024

To the ChampionX Corporation stockholders:

On behalf of the Board of Directors (the “ChampionX Board”) of ChampionX Corporation (“ChampionX”), we cordially invite you to attend a special meeting of ChampionX stockholders at https://meetnow.global/M6YL2F7, starting at 9:00 a.m. Central Time on June 18, 2024 (unless it is adjourned or postponed to a later date) (the “ChampionX Special Meeting”). The ChampionX Special Meeting will be virtual, conducted exclusively via live webcast accessible at https://meetnow.global/M6YL2F7. We believe that a virtual meeting provides easier and greater access to the meeting, which enables participation by the broadest number of stockholders. To be admitted to the ChampionX Special Meeting, ChampionX stockholders must enter the 15-digit control number found on their proxy card. ChampionX stockholders whose stock is held in a stock brokerage account or by a bank or other nominee must register in advance to attend the ChampionX Special Meeting. To register, each such ChampionX stockholder must request proof of their proxy power reflecting their ChampionX holdings from their broker or other nominee and submit it along with their name and email address to Computershare, ChampionX’s transfer agent. Requests for registration must be labeled “Legal Proxy” and be received no later than June 13, 2024 by 5:00 p.m. Eastern Time. Such ChampionX stockholders will receive confirmation of their registration by email after Computershare receives their registration materials. Registration materials and information should be sent: by email to legalproxy@computershare.com; or by mail to Computershare, ChampionX Legal Proxy, P.O. Box 43001, Providence, RI 02940-300.

The ChampionX Board has fixed the close of business on May 14, 2024 as the record date for determination of ChampionX stockholders entitled to attend and vote on the matters presented at the ChampionX Special Meeting.

At the ChampionX Special Meeting, ChampionX stockholders will be asked to consider and act on the following proposals:

1.

To adopt the Agreement and Plan of Merger, dated as of April 2, 2024 (the “Merger Agreement”), by and among ChampionX, Schlumberger Limited, a Curaçao corporation (“SLB”), Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned subsidiary of SLB (“Holdco”), and Sodium Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of SLB and direct wholly owned subsidiary of Holdco (“Merger Sub”), a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part, pursuant to which (i) Merger Sub will merge with and into ChampionX (the “Merger” and the effective time of the Merger, the “Effective Time,” and the Merger together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with ChampionX surviving the Merger as an indirect wholly owned subsidiary of SLB (the “Merger Proposal”), and (ii) at the Effective Time, ChampionX’s certificate of incorporation will be amended and restated in its entirety in the form set forth on Exhibit A to the Merger Agreement, which will be the certificate of incorporation of ChampionX until thereafter amended in accordance with its terms and applicable law;

2.	To approve, by non-binding, advisory vote, the compensation that may become payable to ChampionX’s named executive officers in connection with the Merger (the “Compensation Proposal”); and

3.

To approve the adjournment of the ChampionX Special Meeting, if necessary, (1) to solicit additional proxies in favor of the Merger Proposal if (a) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (2) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to the accompanying proxy statement/prospectus, and the review of such materials by ChampionX stockholders (the “Adjournment Proposal”).

These proposals are fully described in the accompanying proxy statement/prospectus, which also describes other matters contemplated in connection with the Merger. Before voting, please carefully read the proxy statement/prospectus in its entirety, including the Merger Agreement and all other annexes, and including documents incorporated by reference, for further information relevant to the business to be transacted at the ChampionX Special Meeting. In particular, please see (i) the section of the proxy statement/prospectus entitled “The Merger Agreement,” which is incorporated into this notice by reference, for a description of the Merger Agreement and Transactions, including the Merger, (ii) the section of the proxy statement/prospectus entitled “Risk Factors,” for an explanation of the risks associated with the Merger Agreement and the Transactions, including the Merger, (iii) the copy of the Merger Agreement which is included as Annex A to the proxy statement/prospectus, which is incorporated into this notice by reference and (iv) the form of Certificate of Incorporation of Surviving Corporation included as Exhibit A to the Merger Agreement included as Annex A to the proxy statement/prospectus, which is incorporated into this notice by reference.

The ChampionX Board has unanimously (i) determined the Merger Agreement and the consummation of the Merger and the Transactions to be fair to and in the best interests of ChampionX and its stockholders, (ii) declared the Merger Agreement and the consummation of the Transactions, including the Merger, to be advisable, (iii) authorized and approved the Merger Agreement, including the execution, delivery and performance thereof, (iv) directed that the Merger Agreement be submitted to the ChampionX stockholders for their consideration and adoption and (v) recommended the ChampionX stockholders adopt the Merger Agreement. ACCORDINGLY, THE CHAMPIONX BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL, A VOTE “FOR” THE COMPENSATION PROPOSAL AND A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The Merger cannot be consummated unless the Merger Agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting. ABSTENTIONS, A BROKER NON-VOTE OR A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE MERGER PROPOSAL.

YOUR VOTE IS IMPORTANT. APPROVAL OF THE MERGER PROPOSAL BY THE CHAMPIONX STOCKHOLDERS IS A CONDITION TO THE CONSUMMATION OF THE MERGER AND REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF CHAMPIONX COMMON STOCK ENTITLED TO VOTE AT THE CHAMPIONX SPECIAL MEETING. WHETHER OR NOT YOU PLAN TO PARTICIPATE IN THE CHAMPIONX SPECIAL MEETING, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD TO VOTE BY MAIL, TELEPHONE OR INTERNET AS PROMPTLY AS POSSIBLE. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKER OR CUSTODIAN, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY SUCH BROKER OR CUSTODIAN.

The enclosed proxy statement/prospectus provides a detailed description of the Merger, the Merger Agreement and the other matters to be considered at the ChampionX Special Meeting. We urge you to read the proxy statement/prospectus carefully. The obligations of SLB and ChampionX to consummate the Merger are subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. More information about SLB, ChampionX, the ChampionX Special Meeting, the Merger Agreement and the Transactions, including the Merger, is included in the proxy statement/prospectus. You should also consider carefully the risks that are described in the “Risk Factors” section of the proxy statement/prospectus.

If you have any questions concerning the Merger Agreement or the Transactions, including the Merger, or the accompanying proxy statement/prospectus or would like additional copies of the proxy statement/prospectus or the documents incorporated by reference into the proxy statement/prospectus, you may contact D.F. King & Co., Inc., ChampionX’s proxy solicitor, at the address, telephone numbers and email listed below. You will not be charged for any of these documents that you request.

D.F. KING & CO., INC.

48 Wall Street – 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

Stockholders Please Call Toll-Free: (866) 416-0577

By email: championx@dfking.com

On behalf of the ChampionX Board and our management team, I extend our appreciation for your support.

JULIA WRIGHT

Senior Vice President, General Counsel & Secretary

ChampionX Corporation

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about SLB and ChampionX from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge. You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus through the Securities and Exchange Commission (sometimes referred to as the SEC) website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

SLB Investor Relations 5599 San Felipe Houston, Texas 77056 (713) 375-3535	ChampionX Corporation 2445 Technology Forest Blvd. Building 4, 12th Floor The Woodlands, Texas 77381 (281) 403-5772

In addition, you may also obtain additional copies of this proxy statement/prospectus or the documents incorporated by reference into this proxy statement/prospectus by contacting D.F. King & Co., Inc. (“D.F. King”), ChampionX’s proxy solicitor, at the address and telephone numbers listed below. You will not be charged for any of these documents that you request.

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Please Call Toll-Free: (866) 416-0577

By email: championx@dfking.com

In order to receive timely delivery of the documents in advance of the ChampionX Special Meeting, your request should be received no later than June 7, 2024. If you request any documents, ChampionX will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

SUBMITTING PROXIES BY MAIL, TELEPHONE OR INTERNET

ChampionX stockholders of record may submit their proxies:

•	by telephone (within the United States, U.S. territories and Canada) using the toll-free telephone number listed on the enclosed proxy card;

•	through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the Control Number located on the proxy card; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided:

ChampionX stockholders whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals before the ChampionX Special Meeting. ChampionX stockholders should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by SLB, constitutes a prospectus of SLB under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of common stock of SLB, par value $0.01 per share (“SLB common stock”), to be issued to the holders (the “ChampionX stockholders”) of shares of common stock, par value $0.01 per share, of ChampionX (“ChampionX common stock”) pursuant to the Agreement and Plan of Merger, dated as of April 2, 2024 (as amended from time to time, the “Merger Agreement”), by and among SLB, Sodium Holdco, Inc. (“Holdco”), Sodium Merger Sub, Inc. (“Merger Sub”), and ChampionX.

This document also constitutes a notice of meeting and proxy statement of ChampionX under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. SLB has supplied all information contained or incorporated by reference herein relating to SLB, and ChampionX has supplied all information contained herein or attached hereto relating to ChampionX. SLB and ChampionX have both contributed to the information relating to the Merger and the Merger Agreement contained in this proxy statement/prospectus.

You should rely only on the information contained in, attached to or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the Merger Agreement. SLB and ChampionX have not authorized anyone to provide you with information that is different from that contained in, attached to or incorporated by reference herein. This proxy statement/prospectus is dated May 15, 2024, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein or attached hereto is accurate as of any date other than the date of the incorporated or attached document. Neither the mailing of this proxy statement/prospectus to ChampionX stockholders, nor the issuance by SLB of shares of SLB common stock pursuant to the Merger Agreement, will create any implication to the contrary.

All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.

All references in this proxy statement/prospectus to:

•	“Adjusted EBIT” refer to net income (loss) plus (i) interest expense, net, (ii) foreign currency transaction losses (gains), net and (iii) provision for income taxes;

•

“Adjusted EBITDA” refer to net income (loss) plus (i) depreciation and amortization, (ii) interest expense, net, (iii) foreign currency transaction losses (gains), net and (iv) provision for income taxes;

•

“Applicable Performance Level” refer to (i) with respect to ChampionX Performance Share Awards with a performance period commencing as of January 1, 2022, the greater of (A) the target performance level and (B) the actual performance level attained as of the Effective Time (based on actual achievement of applicable performance goals, as reasonably determined by the ChampionX Board in the ordinary course of business consistent with past practice), (ii) for ChampionX Performance Share Awards with a performance period commencing as of January 1, 2023 or January 1, 2024, 120% of the target performance level and (iii) if applicable, with respect to ChampionX Performance Share Awards with a performance period commencing as of January 1, 2025, the actual performance level attained as of the Effective Time (based on actual achievement of applicable performance goals, as reasonably determined by the ChampionX Board in the ordinary course of business consistent with past practice);

•	“ChampionX” refer to ChampionX Corporation, a Delaware corporation;

•	“ChampionX Board” refer to the board of directors of ChampionX;

•

“ChampionX Closing Price” refer to the volume-weighted average closing sale price of a share of ChampionX common stock as reported on the Nasdaq for the 15 consecutive full trading days ending at the close of trading on the full trading day immediately preceding the closing date;

•	“ChampionX common stock” refer to common stock, par value $0.01 per share, of ChampionX;

•	“ChampionX DER” refer to an award of dividend equivalents rights of ChampionX common stock;

•	“ChampionX DSU” refer to a deferred stock unit granted under the ChampionX Equity Plan covering shares of ChampionX common stock;

•	“ChampionX DSU Award” refer to an award of ChampionX DSUs;

•	“ChampionX Equity Award” refer to each ChampionX DSU Award, ChampionX Option, ChampionX Performance Share Award, ChampionX RSU Award and ChampionX SAR;

•	“ChampionX Equity Plan” refer to the ChampionX Amended and Restated 2018 Equity and Cash Incentive Plan (effective as of February 18, 2021);

•

“ChampionX Excluded Stock” refer to shares of ChampionX common stock held in treasury of ChampionX or held by SLB, Holdco or any direct or indirect wholly owned subsidiary of SLB, in each case except for any shares held on behalf of third parties;

•	“ChampionX Option” refer to an option to purchase shares of ChampionX common stock granted under the ChampionX Equity Plan;

•	“ChampionX Performance Share” refer to performance shares granted under the ChampionX Equity Plan covering shares of ChampionX common stock;

•	“ChampionX Performance Share Award” refer to an award of ChampionX Performance Shares;

•

“ChampionX Pre-Closing Dividend Amount” refer to, with respect to a ChampionX RSU Award, the amount accrued in a bookkeeping account as of immediately prior to the closing with respect to ChampionX DERs granted in tandem with ChampionX RSU Award;

•	“ChampionX RSU” refer to a restricted stock unit granted under the ChampionX Equity Plan covering shares of ChampionX common stock;

•	“ChampionX RSU Award” refer to an award of ChampionX RSUs;

•	“ChampionX SAR” refer to a stock appreciation right with respect to shares of ChampionX common stock granted under the ChampionX Equity Plan;

•	“ChampionX Special Meeting” refer to the meeting of the ChampionX stockholders to be held in connection with the Merger, as may be adjourned or postponed from time to time;

•	“ChampionX stockholders” refer to holders of ChampionX common stock;

•	“Combined Company” refer to SLB, the Surviving Corporation and their subsidiaries after giving effect to the Merger;

•	“Delaware law” refer to the applicable provisions of the Delaware General Corporation Law;

•

“Equity Consideration” refer to 0.735 shares of SLB common stock that will be issued to eligible ChampionX stockholders in connection with the Merger in exchange for each share of ChampionX common stock outstanding;

•	“Exchange Ratio” refer to 0.735 shares of SLB common stock to be exchanged for each share of ChampionX common stock in the Merger;

•	“Holdco” refer to Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned subsidiary of SLB;

•	“Merger” refer to the merger of Merger Sub with and into ChampionX upon the terms and subject to the conditions set forth in the Merger Agreement;

•	“Merger Agreement” refer to the Agreement and Plan of Merger, dated as of April 2, 2024, by and among SLB, Holdco, Merger Sub, and ChampionX;

•	“Merger Sub” refer to Sodium Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco;

•	“SLB” refer to Schlumberger Limited, a Curaçao corporation;

•	“SLB Board” refer to the board of directors of SLB;

•	“SLB common stock” refer to common stock, par value $0.01 per share, of SLB;

•

“Surviving Corporation” refer to ChampionX after the Merger, as a result of which the separate existence of Merger Sub shall cease and ChampionX shall continue its existence under Delaware law as the surviving corporation and as a direct wholly owned subsidiary of Holdco; and

•	“Transactions” refer to the transactions contemplated by the Merger Agreement, including the Merger.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE CHAMPIONX SPECIAL MEETING

The following are some questions that you, as a stockholder of ChampionX, may have regarding the Merger, the Merger Agreement and the ChampionX Special Meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all of the information that is important to you with respect to the Merger, the Merger Agreement and the ChampionX Special Meeting. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

Q:	Why am I receiving this document?

A:

You are receiving this document because you were a stockholder of record of ChampionX on the record date for the ChampionX Special Meeting. ChampionX and SLB have agreed to combine under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A.

In order to complete the Merger, among other things, ChampionX stockholders must vote to adopt the Merger Agreement. This proxy statement/prospectus serves as the proxy statement through which ChampionX will solicit proxies to obtain the adoption of the Merger Agreement by holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting (“ChampionX Stockholder Approval”). It also serves as the prospectus for the delivery of SLB common stock as Equity Consideration.

ChampionX is holding the ChampionX Special Meeting to ask its stockholders to vote on the Merger Proposal. At the ChampionX Special Meeting, ChampionX stockholders will also be asked to vote on a proposal, by non-binding, advisory vote, concerning compensation that may become payable to ChampionX’s named executive officers in connection with the Merger and a proposal to adjourn the ChampionX Special Meeting, if necessary, under certain circumstances.

This document contains important information about the Merger, the Merger Agreement and the ChampionX Special Meeting, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending the ChampionX Special Meeting.

Q:	Does my vote matter?

A:	Yes, your vote is important. We encourage you to vote as soon as possible.

The Merger cannot be completed unless the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting vote to approve the Merger Proposal. If you fail to submit a proxy or vote in person at the ChampionX Special Meeting, or vote to abstain, or you do not provide your bank, broker, trust company or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the Merger Proposal.

Q:	What am I being asked to consider and vote on?

A:	At the ChampionX Special Meeting, ChampionX stockholders will be asked to consider and vote on:

•

Proposal 1: The Merger Proposal: To adopt the Merger Agreement, pursuant to which (i) Merger Sub will merge with and into ChampionX in the Merger, with ChampionX surviving the Merger as an indirect wholly owned subsidiary of SLB and (ii) at the Effective Time, ChampionX’s certificate of incorporation will be amended and restated in its entirety in the form set forth on Exhibit A to the Merger Agreement, which will be the certificate of incorporation of ChampionX until thereafter amended in accordance with its terms and applicable law;

•	Proposal 2: The Compensation Proposal: To approve, by a non-binding, advisory vote, the compensation that may become payable to ChampionX’s named executive officers in connection with the Merger; and

•

Proposal 3: The Adjournment Proposal: To approve the adjournment of the ChampionX Special Meeting, if necessary, (1) to solicit additional proxies in favor of the Merger Proposal if (a) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (2) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to this proxy statement/prospectus, and the review of such materials by ChampionX stockholders.

Q:	How many votes are required to approve each proposal?

A:	The following votes are required to approve each proposal:

•

The approval of the Merger Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting.

•

The approval of the Compensation Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX common stock present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting. Although the ChampionX Board intends to consider the vote resulting from this proposal, the vote is advisory only and, therefore, is not binding on ChampionX or any of its subsidiaries, and, if the Merger Agreement is approved by ChampionX stockholders and the Merger is consummated, the compensation that is based on or otherwise relates to the Merger will be payable to ChampionX’s named executive officers (to the extent that ChampionX is contractually obligated to pay the compensation) even if the Compensation Proposal is not approved.

•

The approval of the Adjournment Proposal requires, whether or not a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX common stock present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting.

Q:	How many votes do I have for the ChampionX Special Meeting?

A:	Each ChampionX stockholder is entitled to one vote for each share of ChampionX common stock held of record as of the close of business on the record date for each proposal.

Q:	How does the ChampionX Board recommend that I vote at the ChampionX Special Meeting?

A:	The ChampionX Board unanimously recommends a vote “FOR” the Merger Proposal, a vote “FOR” the Compensation Proposal and a vote “FOR” the Adjournment Proposal.

Q:	What will happen in the Merger?

A:

SLB, Holdco, Merger Sub and ChampionX have agreed to a Merger pursuant to which Merger Sub, a wholly owned subsidiary of Holdco that was formed for the purpose of the Merger, will be merged with and into ChampionX, with ChampionX surviving the Merger as the Surviving Corporation and an indirect wholly owned subsidiary of SLB. Following the Merger, ChampionX will cease to be a publicly held corporation.

In connection with the Merger, each share of ChampionX common stock issued and outstanding immediately prior to the Effective Time (other than ChampionX Excluded Stock) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 shares of SLB common stock, and, if applicable, cash in lieu of fractional shares.

Prior to the Effective Time, SLB will issue shares of SLB common stock to Holdco, which will deliver those shares as the Equity Consideration to be paid to the ChampionX stockholders.

Q:	What will happen to ChampionX Equity Awards in the Merger?

A:

At the Effective Time, each ChampionX SAR (whether vested or unvested) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing, an amount in cash equal to the product of (1) the number of shares of ChampionX common stock underlying such ChampionX SAR multiplied by (2) the excess, if any, of the ChampionX Closing Price over the exercise or reference price of such ChampionX SAR. If the product of clauses (1) and (2) in the foregoing sentence is not greater than zero, at the Effective Time such ChampionX SAR will automatically be cancelled for no consideration.

At the Effective Time, each ChampionX Option that is outstanding immediately prior to the Effective Time will automatically be converted into an option to acquire shares of SLB common stock with respect to that number of shares of SLB common stock that is equal to (i) the product of (A) the number of shares of ChampionX common stock underlying such ChampionX Option as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole number (after such conversion, an “SLB Option”), at an exercise price per share equal to the quotient obtained by (x) dividing (i) the per share exercise price of the ChampionX Option by (ii) the Exchange Ratio, (y) rounded up to the nearest whole cent, provided, however, that the exercise price and the number of shares of SLB common stock covered by such SLB Option will be determined in a manner that is intended to be consistent with the requirements of Section 409A of the Code. Each SLB Option will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the ChampionX Option immediately prior to the Effective Time.

At the Effective Time, each ChampionX RSU Award that is outstanding immediately prior to the Effective Time will be assumed and converted into a restricted stock unit award to acquire shares of SLB common stock (each, an “SLB RSU Award”), which will have, and be subject to, the same terms and conditions as applied to the ChampionX RSU Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) the number of shares of ChampionX common stock underlying such ChampionX RSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination of employment by SLB or its subsidiaries at any time that such SLB RSU Award remains outstanding (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be entitled to receive any dividend equivalent rights with respect to any dividends declared or accrued following the Effective Time. At the Effective Time, each ChampionX DER (whether vested or unvested) will be cancelled and converted into the right to receive within 10 business days following the closing date, an amount in cash equal to the ChampionX Pre-Closing Dividend Amount.

At the Effective Time, each ChampionX Performance Share Award that is outstanding immediately prior to the Effective Time will be assumed and converted into an SLB RSU Award, which will have, and be subject to, the same terms and conditions as applied to the ChampionX Performance Share Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) a number of shares of ChampionX common stock underlying such ChampionX Performance Share Award determined based on such award’s Applicable Performance Level by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each such SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be subject to any performance-based vesting conditions, which will be deemed achieved at the Applicable Performance Level.

At the Effective Time, each ChampionX DSU Award (whether vested or unvested) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing date, a number of shares of SLB common stock equal to (i) the product of (A) the number of shares of ChampionX common stock underlying the ChampionX DSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share.

At the Effective Time, SLB will assume all of ChampionX’s obligations under the ChampionX

Amended and Restated 2018 Equity and Cash Incentive Plan (the “ChampionX Equity Plan”), each outstanding ChampionX Equity Award and the agreements evidencing the grants thereof, and the number and kind of shares available for issuance under the ChampionX Equity Plan will be adjusted to reflect shares of SLB common stock in accordance with the provisions of the ChampionX Equity Plan.

For additional information regarding the treatment of ChampionX’s equity awards, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of Equity Awards.”

Q:	How do I calculate the value of the Equity Consideration?

A:

Because SLB will issue a fixed number of shares of SLB common stock as the Equity Consideration, the value of the Equity Consideration will depend on the price per share of SLB common stock at the time the Merger is completed. That price will not be known at the time of the ChampionX Special Meeting and may be greater or less than the current price of SLB common stock or the price of SLB common stock at the time of the ChampionX Special Meeting. The market price of SLB common stock will fluctuate prior to the Merger, and the market price of SLB common stock when received by ChampionX stockholders after the Merger is completed could be greater or less than the current market price of SLB common stock. See the section entitled “Risk Factors” of this proxy statement/prospectus.

Based on the closing price of SLB common stock on the NYSE on April 1, 2024, the last trading day before the public announcement of the Merger Agreement, the Equity Consideration represented approximately $40.59 per share of ChampionX common stock. Based on the closing price of SLB common stock on the NYSE on May 14, 2024, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Equity Consideration represented approximately $35.74 in value per share of ChampionX common stock. You should obtain current market quotations of ChampionX common stock and SLB common stock.

Q:	What are the material U.S. federal income tax consequences of the Merger?

A:

The exchange of ChampionX common stock for SLB common stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, subject to the discussion below relating to the potential application of Section 304 of the Internal Revenue Code of 1986, as amended (the “Code”), under the section titled “The Merger—Material U.S. Federal Income Tax Consequences,” a U.S. Holder (as defined in the section titled “The Merger—Material U.S. Federal Income Tax Consequences”) will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of SLB common stock received by such U.S. Holder in the Merger and any cash received in lieu of fractional shares of ChampionX common stock, and (2) the U.S. Holder’s adjusted tax basis in its ChampionX common stock.

Except in certain specific circumstances (including as a result of the potential application of Section 304 of the Code) described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences,” a Non-U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal

Income Tax Consequences”) generally will not be subject to U.S. federal income tax on any gain recognized on the exchange of ChampionX common stock for SLB common stock in the Merger.

Please refer to the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the Merger. Determining the actual tax consequences of the Merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q:	What happens if the Merger is not completed?

A:

If the Merger Proposal is not approved by ChampionX stockholders or if the Merger is not completed for any other reason, you will not receive any payment for your shares of ChampionX common stock in connection with the Merger. Instead, ChampionX will remain as a public company and ChampionX common stock will continue to be registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and listed and traded on the Nasdaq. If the Merger Agreement is terminated under specified circumstances, SLB may be required to pay ChampionX a termination fee of $326.6 million, and ChampionX may be required to pay SLB a termination fee of $265.4 million, as described under the section entitled “The Merger Agreement—Termination, Amendment and Waiver.”

Q:	Will I receive future dividends?

A:

Pursuant to the terms of the Merger Agreement, between the signing of the Merger Agreement and the closing date, ChampionX may continue to pay its regular quarterly cash dividends with customary record and payment dates, subject to certain limitations.

Q:	What happens if I sell my shares after the record date but before the ChampionX Special Meeting?

A:

The record date for the ChampionX Special Meeting is earlier than the date of the ChampionX Special Meeting and the date that the Transactions are expected to be completed. If you sell or otherwise transfer your shares of ChampionX common stock after the record date but before the date of the ChampionX Special Meeting, you will retain your right to vote at the ChampionX Special Meeting. However, you will not have the right to receive the Equity Consideration to be received by ChampionX stockholders in the Merger. In order to receive the Equity Consideration, you must hold your shares through completion of the Merger.

Q:	Am I entitled to appraisal rights if I vote against the adoption of the Merger Agreement?

A:	Holders of SLB common stock and ChampionX common stock will not have appraisal rights in connection with the Merger, as more fully described in “The Merger—Appraisal Rights.”

Q:	Is the consummation of the Merger subject to any conditions?

A:

Yes. In addition to the approval of the Merger Proposal, completion of the Merger requires the receipt of the necessary governmental and regulatory consents and approvals and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the Merger Agreement.

Q:	Is the consummation of the Merger contingent upon approval of the holders of SLB common stock?

A:	No, a vote of holders of SLB common stock is not required to consummate the Merger.

Q:	When do you expect to complete the Transactions?

A:

ChampionX and SLB are working to complete the Transactions as promptly as practicable. ChampionX and SLB currently expect to complete the Transactions before the end of 2024, subject to receipt of the ChampionX Stockholder Approval, regulatory approvals and other usual and customary closing conditions. However, no assurance can be given as to when, or if, the Transactions will occur.

Q:	Why am I being asked to consider and vote on the Compensation Proposal?

A:

Under SEC rules, ChampionX is required to seek a non-binding, advisory vote with respect to certain compensation that may become payable to ChampionX’s named executive officers in connection with the Merger.

Q:	What will happen if the ChampionX stockholders do not approve the Compensation Proposal?

A:

The Compensation Proposal is a vote separate and apart from the vote to adopt the Merger Agreement, and approval of the Compensation Proposal is not a condition to the completion of the Merger. Accordingly, you may vote to approve the Compensation Proposal and vote not to adopt the Merger Agreement and vice versa. Because the vote is advisory in nature only, it will not be binding on ChampionX or the Surviving Corporation. Accordingly, to the extent that ChampionX is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Merger Agreement is adopted and the Merger consummated, regardless of the outcome of the Compensation Proposal.

Q:	Should I send in my stock certificates now?

A:

No, please do not submit your ChampionX stock certificates or other evidence of ownership at this time. At the Effective Time, your shares of ChampionX common stock will be converted automatically into the right to receive the Equity Consideration. After completion of the Merger, you will receive instructions for surrendering your ChampionX stock certificates in exchange for shares of SLB common stock from the exchange agent.

Q:	When and where will the ChampionX Special Meeting be held?

A:	The ChampionX Special Meeting will be held via a live webcast at, on June 18, 2024 at 9:00 a.m. Central Time (unless it is adjourned or postponed to a later date).

The ChampionX Special Meeting can be accessed by visiting https://meetnow.global/M6YL2F7, where ChampionX stockholders will be able to participate and vote online during the ChampionX Special Meeting. ChampionX encourages its stockholders to access the meeting early—approximately 15 minutes before the start of the meeting. Please follow the instructions as outlined in this proxy statement/prospectus.

Q:	Who may vote at the ChampionX Special Meeting?

A:	You are entitled to vote your shares of ChampionX common stock if you are a stockholder of record on the close of business on May 14, 2024, the record date for the ChampionX Special Meeting.

Q:	How do I vote?

A:	ChampionX stockholders of record may submit their proxies:

•	by telephone (within the United States, U.S. territories and Canada) using the toll-free telephone number listed on the enclosed proxy card;

•	through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the Control Number located on the proxy card; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

ChampionX stockholders whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals before the ChampionX Special Meeting. ChampionX stockholders should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Q:	How will my shares be voted?

A:

If you vote by proxy, the individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. You may also specify whether you approve, disapprove or abstain from the other proposals. If you sign and return your proxy card without indicating your voting instructions, your shares will be voted “FOR” each of the Merger Proposal, the Compensation Proposal and the Adjournment Proposal.

Q:	What if my shares are held by a broker?

A:

ChampionX stockholders whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals before the ChampionX Special Meeting. ChampionX stockholders should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

If you fail to vote, fail to instruct your bank, broker, trust company or other nominee to vote, or vote to abstain, it will have the same effect as a vote cast “AGAINST” the Merger Proposal.

If you fail to vote, or fail to instruct your bank, broker, trust company or other nominee to vote, it will have no effect on the Compensation Proposal or Adjournment Proposal. A vote to abstain will have the same effect as a vote cast “AGAINST” the Compensation Proposal or Adjournment Proposal.

Q:	May I revoke or change my vote?

A:	You may revoke your proxy at any time prior to a vote at the ChampionX Special Meeting by:

•

notifying ChampionX’s Corporate Secretary in writing at the address indicated on the cover page of this proxy statement/prospectus prior to the ChampionX Special Meeting that you have revoked your proxy;

•	signing and returning a new, valid proxy card with a later date (by mail, telephone or Internet); or

•

attending the virtual ChampionX Special Meeting and voting electronically, which will revoke any proxy previously given. Your attendance at the ChampionX Special Meeting will not by itself revoke your proxy.

Q:	What constitutes a quorum?

A:

A majority of the issued and outstanding ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting, will constitute a quorum for the ChampionX Special Meeting. There must be a quorum for the ChampionX Special Meeting to be held. If you submit a timely, properly executed proxy or voting instruction form, then you will be considered part of the quorum so long as your shares are voted on at least one item of business, other than a procedural motion. Abstentions will be counted for purposes of determining whether there is a quorum at the ChampionX Special Meeting. A broker non-vote occurs when a beneficial owner does not provide voting instruction to their broker or custodian with respect to a proposal on which such broker or custodian does not have discretionary authority to vote. If you are a “street name” holder of shares of ChampionX common stock and you do not provide your bank, broker, trust or other nominee with voting instructions, then your shares will not be counted in determining the presence of a quorum.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you sign, date and return your proxy card and do not indicate how you want your shares of ChampionX common stock to be voted, then your shares of ChampionX common stock will be voted “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, fail to instruct your bank, broker, trust company or other nominee to vote, or vote to abstain, it will have the same effect as a vote cast “AGAINST” the Merger Proposal.

If you fail to vote, or fail to instruct your bank, broker, trust company or other nominee to vote, it will have no effect on the Compensation Proposal or Adjournment Proposal. A vote to abstain will have the same effect as a vote cast “AGAINST” the Compensation Proposal or Adjournment Proposal.

Q:	What other matters will be acted upon at the ChampionX Special Meeting?

A:	No other matters will be presented at the ChampionX Special Meeting, other than those mentioned in this proxy statement/prospectus.

Q:	Who pays the cost of this proxy solicitation?

A:

ChampionX will pay the cost of solicitation of proxies, including preparing, printing and mailing this proxy statement/prospectus. ChampionX has retained D.F. King to assist in the solicitation process. ChampionX will pay D.F. King a fee of approximately $15,000, plus an additional fixed fee for each ChampionX stockholder contacted, and will reimburse D.F. King for reasonable out-of-pocket expenses.

Q:	What do I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials for the ChampionX Special Meeting, including multiple copies of this proxy statement/prospectus, proxy cards and/or voting instruction forms. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, and in certain other circumstances. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Where can I find the voting results of the ChampionX Special Meeting?

A:

The preliminary voting results will be announced at the ChampionX Special Meeting. In addition, within four business days following certification of the final voting results, ChampionX intends to file the final voting results with the SEC on Form 8-K.

Q:	Are there any risks in the Merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the Merger. These risks are discussed in more detail in the section entitled “Risk Factors.”

Q:	What do I need to do now?

A:

Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please vote your shares of ChampionX common stock, which you may do:

•	by telephone (within the United States, U.S. territories and Canada) using the toll-free telephone number listed on the enclosed proxy card;

•	through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the Control Number located on the proxy card; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

ChampionX stockholders whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals before the ChampionX Special Meeting. ChampionX stockholders should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Q:	Where can I find more information about the parties to the Merger?

A:	You can find more information about ChampionX and SLB from the various sources described in the sections entitled “The Companies” and “Where You Can Find More Information.”

Q:	Whom should I call with questions?

A:

ChampionX stockholders who have questions about the Merger or the other matters to be voted on at the ChampionX Special Meeting or desire additional copies of this document or additional proxy cards should contact:

D.F. KING & CO., INC.

48 Wall Street – 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Please Call Toll-Free: (866) 416-0577

By email: championx@dfking.com

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus with respect to the Merger and the Merger Agreement and may not contain all of the information that is important to you. To understand the Merger and the Merger Agreement fully and for a more complete description of the legal terms of the Merger Agreement, you should carefully read this entire proxy statement/prospectus and the documents to which SLB and ChampionX refer you. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus. SLB and ChampionX have included in this summary references to other portions of this proxy statement/prospectus to direct you to a more complete description of the topics presented, which you should review carefully in their entirety.

The Companies

ChampionX Corporation

ChampionX is a global leader in chemistry solutions, artificial lift systems and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently and sustainably around the world. ChampionX’s expertise, innovative products, and digital technologies products provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well. ChampionX has a presence in more than 60 countries with more than 7,300 employees.

The principal U.S. market for ChampionX common stock is the Nasdaq, where it is traded under the symbol “CHX.”

ChampionX’s rich history is built on over a century of experience, dating back to the 1800s and the petroleum industry’s infancy. ChampionX is incorporated under the laws of Delaware, with its corporate headquarters located at 2445 Technology Forest Blvd., Building 4, Suite 1200, The Woodlands, TX 77381, and its phone number is (281) 403-5772.

Schlumberger Limited

SLB is a global technology company focused on driving energy innovation for a balanced planet. With a global presence in more than 100 countries and employees representing almost twice as many nationalities, SLB works each day on innovating oil and gas, delivering digital at scale, decarbonizing industries, and developing and scaling new energy systems that accelerate the energy transition.

The principal U.S. market for SLB common stock is the NYSE, where it is traded under the symbol “SLB.” SLB common stock is also listed for trading on the Euronext Paris.

SLB was founded in 1926 and is incorporated under the laws of Curaçao, with executive offices in Paris, Houston, London and The Hague. SLB’s executive offices in the United States are at 5599 San Felipe, Houston, Texas 77056, and its telephone number is (713) 513-2000.

Sodium Holdco, Inc.

Sodium Holdco, Inc., which we refer to as Holdco, is a Delaware corporation and an indirect wholly owned subsidiary of SLB. Holdco has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the Transactions.

Sodium Merger Sub, Inc.

Sodium Merger Sub, Inc., which we refer to as Merger Sub, is a Delaware corporation and a direct wholly owned subsidiary of Sodium Holdco, Inc. Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the Transactions.

The Merger

The Merger Agreement

SLB, Holdco, Merger Sub and ChampionX have entered into an Agreement and Plan of Merger, dated as of April 2, 2024. Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will merge with and into ChampionX in accordance with the requirements of Delaware law, whereupon the separate existence of Merger Sub will cease and ChampionX will continue as the Surviving Corporation in the Merger as an indirect wholly owned subsidiary of SLB. Following the Merger, ChampionX common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You should read the entire Merger Agreement carefully before making any decisions regarding the Merger, including approval of the proposal to adopt the Merger Agreement, because it is the legal document that governs the Merger.

The Equity Consideration

If the Merger is completed, at the Effective Time, each share of ChampionX common stock issued and outstanding immediately prior to the Effective Time (other than ChampionX Excluded Stock) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 shares of SLB common stock. No fractional shares of SLB common stock will be delivered to any holder of ChampionX common stock upon completion of the Merger. For each fractional share that would otherwise be delivered, SLB will pay cash (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) the volume-weighted average closing sale price of a share of SLB common stock as reported on the NYSE for the 15 consecutive full trading days (in which shares of SLB common stock are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding the closing date and (ii) the fraction of share SLB common stock that such holder would otherwise be entitled to receive pursuant to the Merger Agreement.

The Exchange Ratio is fixed and will not be adjusted for changes in the market price of either ChampionX common stock or SLB common stock, which means that the value of the Equity Consideration will depend on the price per share of SLB common stock at the time the Merger is completed. That price will not be known at the time of the ChampionX Special Meeting and may be greater or less than the current price of SLB common stock or the price of SLB common stock at the time of the ChampionX Special Meeting. The market price of SLB common stock will fluctuate prior to the Merger, and the market price of SLB common stock when received by ChampionX stockholders in connection with the Merger could be greater or less than the current market price of SLB common stock.

Risk Factors

The Transactions, including the Merger, involve risks. In considering the Merger, including whether to vote for the Merger Proposal, the Compensation Proposal and the Adjournment Proposal, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors,” a summary of which is set forth below, together with the other information included or incorporated by reference in this proxy statement/prospectus.

•

The Exchange Ratio is fixed and will not be adjusted in the event of any change in either ChampionX’s or SLB’s stock price. In addition, because the date that the Merger is completed will be later than the date of the ChampionX Special Meeting, at the time of the ChampionX Special Meeting, ChampionX stockholders will not know the exact market value of the SLB common stock that they will receive upon completion of the Merger.

•	The market price for SLB common stock may be affected by factors different from those that historically have affected the market price of ChampionX common stock.

•	ChampionX stockholders will have a significantly reduced ownership and voting interest in the Combined Company after the Merger and will exercise less influence over the Combined Company’s management.

•	ChampionX’s directors and executive officers have interests in the Merger that may be different from, and in addition to, the interests of other ChampionX stockholders.

•	SLB and ChampionX will be subject to business uncertainties and certain operating restrictions until the completion of the Merger.

•	ChampionX may be unable to attract and retain key employees during the pendency of the Merger.

•

The ability of ChampionX and SLB to complete the Merger is subject to the approval of ChampionX stockholders, certain closing conditions and the receipt of certain regulatory approvals and clearances that may impose conditions that could adversely affect ChampionX or SLB or cause the Merger to be abandoned.

•	SLB or ChampionX may waive one or more of the closing conditions without ChampionX re-soliciting stockholder approval.

•

Litigation relating to the Merger could result in an injunction preventing completion of the Merger and substantial costs to SLB and ChampionX, and/or may adversely affect the Combined Company’s business, financial condition or results of operations following the Merger.

•	SLB shareholders and ChampionX stockholders will not be entitled to appraisal rights in the Merger.

•	The opinion of ChampionX’s financial advisor does not and will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

•	The financial projections prepared by ChampionX management are based on various assumptions that may not be realized.

•	The Merger Agreement contains restrictions on the ability of ChampionX to pursue other alternatives to the Merger.

•	Completion of the Merger may trigger change in control or other provisions in certain agreements to which ChampionX or any of its respective subsidiaries or joint ventures is a party.

•	SLB and ChampionX may be unable to complete the Merger.

•	The Combined Company could incur substantial expenses related to the Merger and the integration of ChampionX and SLB.

•	Following the Merger, the Combined Company may be unable to successfully integrate ChampionX’s and SLB’s businesses and realize the anticipated benefits or synergies of the Merger.

•	Business issues currently faced by one company may be imputed to the operations of the other company.

•	Each of ChampionX and SLB may have liabilities that are not known to the other party.

•	The Combined Company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the Combined Company.

•	Failure to retain key employees and skilled workers could adversely affect the Combined Company following the Merger.

•

SLB and ChampionX must obtain certain regulatory approvals and clearances to consummate the Merger, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger.

•	The trading price and volume of SLB common stock may be volatile following the completion of the Merger.

•	The market value of SLB common stock could decline if large amounts of SLB common stock are sold following the Merger.

•	The Merger may not be accretive, and may be dilutive, to SLB’s earnings per share in the near term, which may negatively affect the market price of SLB common stock.

•	The shares of SLB common stock to be received by ChampionX stockholders upon the completion of the Merger will have different rights from shares of ChampionX common stock.

•	ChampionX stockholders will receive no cash consideration, other than cash in lieu of fractional shares of SLB common stock, with which to pay any potential tax liability resulting from the Merger.

The ChampionX Special Meeting

Meeting

The ChampionX Special Meeting will be held via a live webcast at https://meetnow.global/M6YL2F7, on June 18, 2024 at 9:00 a.m. Central Time (unless it is adjourned or postponed to a later date).

The ChampionX Special Meeting can be accessed by visiting https://meetnow.global/M6YL2F7, where ChampionX stockholders will be able to participate and vote online during the ChampionX Special Meeting. ChampionX encourages its stockholders to access the meeting approximately 15 minutes before the start of the meeting. Please follow the instructions as outlined in this proxy statement/prospectus.

Record Date

The record date for determining ChampionX stockholders entitled to receive notice of, and to vote at, the ChampionX Special Meeting or at any adjournment or postponement thereof, is the close of business on May 14, 2024. As of the record date, there were 190,579,933 shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting. Each such holder will be entitled to one vote for each share of ChampionX common stock that it owned on the record date.

Required Vote

The vote required for each proposal are as follows:

•

Merger Proposal. The approval of the Merger Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting. Abstentions, a broker non-vote or a failure to vote will have the same effect as a vote “AGAINST” the Merger Proposal.

•

Compensation Proposal. The approval of the Compensation Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX present or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting. Although the ChampionX Board intends to consider the vote resulting from this proposal, the vote is advisory only and, therefore, is not binding on ChampionX or any of its subsidiaries, and, if the Merger Agreement is approved by ChampionX stockholders and the Merger is consummated, the compensation that is based on or otherwise relates to the Merger will be payable to ChampionX’s named executive officers (to the extent that ChampionX is contractually obligated to pay the compensation) even if the Compensation Proposal is not approved. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. Broker non-votes and failure of any ChampionX stockholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on approval of the Compensation Proposal.

•

Adjournment Proposal. Approval of the Adjournment Proposal requires, whether or not a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX common stock present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes and failure of any ChampionX stockholders to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on approval of the Adjournment Proposal.

Recommendation of the ChampionX Board of Directors

The ChampionX Board unanimously (i) determined the Merger Agreement and the consummation of the Merger and the Transactions to be fair to and in the best interests of ChampionX and its stockholders, (ii) declared the Merger Agreement and the consummation of the Transactions, including the Merger, to be advisable, (iii) authorized and approved the Merger Agreement, including the execution, delivery and performance thereof, (iv) directed that the Merger Agreement be submitted to the ChampionX stockholders for their consideration and adoption and (v) recommended the ChampionX stockholders adopt the Merger Agreement.

Accordingly, the ChampionX Board unanimously recommends that ChampionX stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

In the course of reaching its determinations and recommendations, the ChampionX Board reviewed and discussed a significant amount of information and consulted with members of ChampionX’s management and outside legal and financial advisors and considered the factors described in the section entitled “The Merger—ChampionX’s Reasons for the Merger; Recommendation of the ChampionX Board of Directors.”

SLB Shareholder Approval Is Not Required

SLB shareholders are not required to adopt the Merger Agreement or approve the Merger or the issuance of shares of SLB common stock in connection with the Merger.

Treatment of Equity Awards

At the Effective Time, each ChampionX SAR (whether vested or unvested) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing, an amount in cash equal to the product of (1) the number of shares of ChampionX common stock underlying such ChampionX SAR multiplied by (2) the excess, if any, of the ChampionX Closing Price over the exercise or reference price of such ChampionX SAR. If the product of clauses (1) and (2) in the foregoing sentence is not greater than zero, at the Effective Time such ChampionX SAR will automatically be cancelled for no consideration.

At the Effective Time, each ChampionX Option that is outstanding immediately prior to the Effective Time will automatically be converted into an SLB Option, at an exercise price per share equal to the quotient obtained by (x) dividing (i) the per share exercise price of the ChampionX Option by (ii) the Exchange Ratio, (y) rounded up to the nearest whole cent, provided, however, that the exercise price and the number of shares of SLB common stock covered by such SLB Option will be determined in a manner that is intended to be consistent with the requirements of Section 409A of the Code. Each SLB Option will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the ChampionX Option immediately prior to the Effective Time.

At the Effective Time, each ChampionX RSU Award that is outstanding immediately prior to the Effective Time will be assumed and converted into an SLB RSU Award, which will have, and be subject to, the same terms and conditions as applied to the ChampionX RSU Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) the number of shares of ChampionX common stock underlying such ChampionX RSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination of employment by SLB or its subsidiaries at any time that such SLB RSU Award remains outstanding (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be entitled to receive any dividend equivalent rights with respect to any dividends declared or accrued following the Effective Time. At the Effective Time, each ChampionX DER (whether vested or unvested) will be cancelled and converted into the right to receive within 10 business days following the closing date, an amount in cash equal to the ChampionX Pre-Closing Dividend Amount.

At the Effective Time, each ChampionX Performance Share Award that is outstanding immediately prior to the Effective Time will be assumed and converted into an SLB RSU Award, which will have, and be subject to, the same terms and conditions as applied to the ChampionX Performance Share Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) a number of shares of ChampionX common stock underlying such ChampionX Performance Share Award determined based on such award’s Applicable Performance Level by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each such SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be subject to any performance-based vesting conditions, which will be deemed achieved at the Applicable Performance Level.

At the Effective Time, each ChampionX DSU Award (whether vested or unvested) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing date, a number of shares of SLB common stock equal to (i) the product of (A) the number of shares of ChampionX common stock underlying the ChampionX DSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share.

At the Effective Time, SLB will assume all of ChampionX’s obligations under the ChampionX Equity Plan, each outstanding ChampionX Equity Award and the agreements evidencing the grants thereof, and the number and kind of shares available for issuance under the ChampionX Equity Plan will be adjusted to reflect shares of SLB common stock in accordance with the provisions of the ChampionX Equity Plan.

Opinion of ChampionX’s Financial Advisor

ChampionX retained Centerview Partners LLC (“Centerview”) as financial advisor to the ChampionX Board in connection with the Merger and the Transactions. In connection with this engagement, the ChampionX Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of shares of ChampionX common stock (other than holders of shares of ChampionX Excluded Stock and any shares of ChampionX common stock held by any affiliate of ChampionX or SLB) of the Exchange Ratio provided for pursuant to the Merger Agreement. On April 1, 2024, Centerview rendered to the ChampionX Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 1, 2024, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to holders of ChampionX common stock (other than holders of shares of ChampionX Excluded Stock and any shares of ChampionX common stock held by any affiliate of ChampionX or SLB).

The full text of Centerview’s written opinion, dated April 1, 2024, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. Centerview’s financial advisory services and opinion were provided for the information and assistance of the ChampionX Board (in the directors’ capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Merger and the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of ChampionX common stock (other than holders of shares of ChampionX Excluded Stock and any shares of ChampionX common stock held by any affiliate of ChampionX or SLB) of the Exchange Ratio provided for pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the Merger or the Transactions and does not constitute a recommendation to any ChampionX stockholder or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Merger and the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Interests of ChampionX’s Directors and Executive Officers in the Merger

In considering the recommendation of the ChampionX Board that ChampionX stockholders approve the Merger and vote in favor of the Merger Proposal and the Compensation Proposal, ChampionX stockholders should be aware that the executive officers and directors of ChampionX have certain interests in the Merger that are or may be different from, or in addition to, the interests of ChampionX stockholders generally. The ChampionX Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement, and in making its recommendation that ChampionX stockholders adopt the Merger Agreement. For more information, see the section entitled “The Merger—Interests of ChampionX’s Directors and Executive Officers in the Merger.”

Ownership of SLB After the Merger

The actual number of shares of SLB common stock to be issued and reserved for issuance in connection with the Merger will be determined at the completion of the Merger based on the Exchange Ratio. Upon the completion of the Merger, it is expected that ChampionX stockholders, who collectively own 100% of ChampionX, will own approximately 9% of SLB common stock, based on the number of shares of ChampionX common stock and SLB common stock outstanding as of the record date.

Listing of SLB Stock and Delisting and Deregistration of ChampionX Stock

SLB will apply to have the shares of SLB common stock to be issued and delivered in the Merger and such other SLB common stock to be reserved for issuance in connection with the Merger to be approved for listing on the

NYSE, where SLB common stock is currently traded. If the Merger is completed, shares of ChampionX common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.

Appraisal Rights

Holders of SLB common stock and ChampionX common stock will not have appraisal rights in connection with the Merger, as more fully described in “The Merger—Appraisal Rights.”

Completion of the Merger Is Subject to Certain Conditions

The respective obligations of each party to effect the Merger will be subject to the fulfillment of the following conditions on or prior to the closing date:

•	receipt of the ChampionX Stockholder Approval;

•	the approval for listing on the NYSE of the SLB common stock to be issued as Equity Consideration pursuant to the Merger;

•

the absence of any final and non-appealable law—exclusive of certain specified antitrust regulatory laws—that permanently enjoins, prohibits, prevents, or makes illegal the consummation of the Transactions (“Mutual Legal Restraint”);

•

the expiration or termination of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) applicable to the Transactions, and any commitment to, or agreement with, any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions, and the receipt of all clearances, consents and approvals under certain specified antitrust regulatory laws in Australia, Brazil, Canada, Mexico, New Zealand, Norway, Saudi Arabia and the United Kingdom;

•	if determined by SLB to be required or warranted, the approval of the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity (“CFIUS”);

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order or proceeding seeking a stop order relating to such effectiveness;

•

performance in all material respects by each of SLB, Holdco and Merger Sub, on the one hand, and ChampionX, on the other hand, of its respective covenants and agreements required to be performed by it under the Merger Agreement at or prior to the closing date;

•

representations and warranties of SLB, Holdco and Merger Sub, on the one hand, and ChampionX, on the other hand, contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing date, subject to certain materiality thresholds; and

•

the receipt by each party of a certificate signed by the Chief Executive Officer or another senior officer of the other party certifying to the effect that the conditions specified in the preceding two bullets have been satisfied.

The obligations of SLB to effect the Merger will also be subject to the fulfillment of the following conditions on or prior to the closing date:

•

the absence of specified regulatory laws (as set forth in the ChampionX disclosure schedules to the Merger Agreement) enjoining, prohibiting, preventing or making illegal the consummation of the Transactions (each, a “Specified Legal Restraint”);

•	the absence of an investigation of the Transactions under the specified regulatory laws discussed above;

•

the expiration or termination of all waiting periods (and any extensions thereof) applicable following SLB’s determination to submit a filing in respect of the Transactions under any specified regulatory laws applicable to the Transactions (the “Specified Regulatory Filings”) and any agreement with any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions;

•	the receipt of all clearances, consents and approvals required under the Specified Regulatory Filings;

•

the absence of any regulatory law entered, issued, enforced, promulgated, adopted or effective after the date of the Merger Agreement (A) that enjoins, prohibits, prevents or makes illegal consummation of the Transactions, (B) pursuant to which an investigation of the Transactions will have been commenced and be continuing, (C) under which an applicable waiting period (or extensions thereof) with respect to the Transactions or any commitment to, or agreement with, any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions, will be continuing, or (D) under which any required clearance, consent or approval required will not have been obtained or fail to remain in full force and effect.

Regulatory Approvals Required for the Merger

The Merger is subject to review by antitrust regulators in the United States under the HSR Act. Under the HSR Act, SLB and ChampionX are required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period (and any extension of the waiting period) prior to completing the Merger. On April 23, 2024, SLB and ChampionX each filed a Premerger Notification and Report Form under the HSR Act.

The Merger is also subject to antitrust review by government authorities in several non-U.S. jurisdictions, including Australia, Brazil, Canada, Mexico, New Zealand, Norway, Saudi Arabia and the United Kingdom. The parties have made or may make additional antitrust filings in certain other jurisdictions outside the United States.

The Merger may be subject to certain regulatory requirements of other municipal, U.S. state and federal, U.S. or non-U.S. governmental agencies and authorities, including those relating to the offer and sale of securities. SLB and ChampionX are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the Merger.

Under the terms of the Merger Agreement, SLB has sole discretion in deciding whether to litigate, defend against, or otherwise contest any action by any governmental entity relating to the Transactions pursuant to or under the antitrust laws of the United States. SLB and its affiliates agreed to use their reasonable best efforts, subject to certain limitations, to resolve any objections and avoid or eliminate each impediment that a governmental entity (other than CFIUS) may assert under applicable regulatory laws with respect to the Transactions to enable the consummation of the Merger to occur as promptly as practicable (and in any event no later than April 2, 2025, which termination date will, if certain other conditions, including a certain condition at the election of SLB (such election, an “Extension Election”), have not been satisfied, be automatically extended to October 2, 2025 (such date, as applicable, the “End Date”)). However, SLB and its affiliates will not be obligated to take remedial actions for purposes of resolving any such objection or avoiding or eliminating any such impediment, except to the extent that such remedial action (i) does not involve any businesses, assets, equity interests, product lines, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of SLB or its affiliates or the Chemical Technologies business of ChampionX and its subsidiaries and (ii) would not, and would not reasonably be expected to, individually or in the aggregate, result in a loss of more than 8% of the aggregate annual revenues of ChampionX and its subsidiaries, taken as a whole, as measured by the 12 months ended December 31, 2023.

No Solicitation by ChampionX

Subject to certain limited exceptions, the Merger Agreement provides that ChampionX is not permitted to, among other things, directly or indirectly, solicit, initiate, seek or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to ChampionX’s stockholders, that constitutes, or would reasonably be expected to lead to, a ChampionX Acquisition Proposal (as defined in the section entitled “The Merger Agreement—Certain Additional Agreements—No Solicitation; Recommendation”).

No Change of Recommendation by ChampionX

The Merger Agreement also provides that, at any time prior to receipt of the ChampionX Stockholder Approval, the ChampionX Board may make a Change of Recommendation (as defined in the section entitled “The Merger Agreement—Certain Additional Agreements—No Solicitation; Recommendation”) if (and only if):

•

(A) a written ChampionX Acquisition Proposal that did not result from a material breach of ChampionX’s non-solicitation obligations under the Merger Agreement is made by a third party after entry into the Merger Agreement, and such ChampionX Acquisition Proposal is not withdrawn, (B) the ChampionX Board determines in good faith after consultation with its financial advisors and outside legal counsel that such ChampionX Acquisition Proposal constitutes a Superior Offer (as defined in the section entitled “The Merger Agreement—Certain Additional Agreements—No Solicitation; Recommendation”) and (C) following consultation with outside legal counsel, the ChampionX Board determines that the failure to make a Change of Recommendation would constitute a breach of its fiduciary duties under applicable law or ChampionX’s second amended and restated certificate of incorporation or amended and restated by-laws; and

•

(A) ChampionX provides SLB four business days’ prior written notice of its intention to take such action, (B) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Offer, ChampionX has negotiated in good faith with SLB during such four business day period to make such revisions to the terms of the Merger Agreement, such that the ChampionX Acquisition Proposal ceases to constitute a Superior Offer, and (C) the ChampionX Board has considered in good faith any changes to the terms of the Merger Agreement committed to in writing by SLB, and following such four business day period, has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the ChampionX Acquisition Proposal would continue to constitute a Superior Offer if such changes to the terms of the Merger Agreement proposed in writing by SLB were to be given effect.

The ChampionX Board may also make a Change of Recommendation in certain other circumstances in relation to an Intervening Event as defined in the section entitled “The Merger Agreement—Certain Additional Agreements.”

The circumstances under which the ChampionX Board may make a Change of Recommendation are described in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—Certain Additional Agreements—No Solicitation; Recommendation.”

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding the adoption of the Merger Agreement by ChampionX’s stockholders (except as described below):

•	by mutual written agreement of SLB and ChampionX;

•	by either SLB or ChampionX if:

•

the Merger has not occurred on or before the End Date; however, neither party may terminate the Merger Agreement under this provision if the failure of the Merger to occur on or before the End Date was due to that party’s material breach of any provision of the Merger Agreement.

•

closing would violate any final and non-appealable Mutual Legal Restraint; however, neither party may terminate the Merger Agreement under this provision if that party’s failure to perform any of its obligations under the Merger Agreement contributed, in any material respect, to the issuance or continued existence of such Mutual Legal Restraint; or

•	the ChampionX stockholders do not approve the Merger Proposal at the ChampionX Special Meeting or any adjournment or postponement of the ChampionX Special Meeting;

•

by ChampionX, if SLB, Holdco, or Merger Sub is in breach of its representations or warranties or failed to perform its covenants or other agreements contained in the Merger Agreement such that the conditions to the Merger Agreement would not be satisfied, and such breach (A) is not cured within 30 days following written notice thereof to SLB, (B) by its nature or timing cannot be cured during such period, or (C) is not curable prior to the End Date.

•	by SLB if:

•

ChampionX is in breach of its representations or warranties or failed to perform its covenants or other agreements contained in the Merger Agreement such that the conditions to the Merger Agreement would not be satisfied, and such breach (A) is not cured within 30 days following written notice thereof to ChampionX, (B) by its nature or timing cannot be cured during such period, or (C) is not curable prior to the End Date;

•	the ChampionX Board has made a Change of Recommendation prior to receipt of the ChampionX Stockholder Approval; or

•

closing would violate any final and non-appealable Specified Legal Restraint; however, SLB may not terminate the Merger Agreement under this provision if its failure to perform any of its obligations under the Merger Agreement contributed, in any material respect, to the issuance or continued existence of such Specified Legal Restraint.

Termination Fee and Expenses

The Merger Agreement also provides for the payment of a termination fee by ChampionX to SLB if the agreement is terminated in specified circumstances. ChampionX will be obligated to pay SLB a $265.4 million termination fee if:

•

prior to the ChampionX Special Meeting, a ChampionX Acquisition Proposal (except that all references to 20% in such definition shall be changed to 50%) is publicly disclosed after the date of the Merger Agreement;

•

the Merger Agreement is terminated because (A) the Merger Agreement has not been consummated on or prior to the End Date, (B) a vote on the Merger Proposal by ChampionX stockholders has not yielded approval, or (C) ChampionX has breached its representations or warranties or failed to perform its covenants or other agreements contained in the Merger Agreement such that the conditions to the Merger Agreement would not be satisfied, and such breach (1) is not cured within 30 days following written notice thereof to SLB, (2) by its nature or timing cannot be cured during such period, or (3) is not curable prior to the End Date, and such breach was a result of ChampionX’s failure to convene and hold the ChampionX Special Meeting in violation of the Merger Agreement or a breach of ChampionX’s non-solicitation and “no-shop” obligations;

•	such ChampionX Acquisition Proposal (except that all references to 20% in such definition shall be changed to 50%) has not been withdrawn prior to termination; and

•	within 12 months after such termination, ChampionX consummates or enters into a definitive agreement to consummate an alternative transaction.

The Merger Agreement also provides for the payment of a termination fee by SLB to ChampionX if the agreement is terminated in specified circumstances. SLB will be obligated to pay ChampionX a $326.6 million termination fee if the agreement is terminated:

•	by either party because the Merger Agreement has not been consummated on or prior to the End Date and, subject to certain exceptions, parties will have satisfied conditions to the Merger;

•

by either party because closing would violate any final and non-appealable Mutual Legal Restraint; however, neither party may terminate the Merger Agreement under this provision if that party’s failure to perform any of its obligations under the Merger Agreement contributed, in any material respect, to the issuance or continued existence of such Mutual Legal Restraint; or

•

by SLB if the Merger Agreement has not been consummated on or prior to the End Date and it does not exercise its right to an election to extend the End Date pursuant to the Merger Agreement (an “Election Extension”).

Payment of Dividends

SLB

SLB paid quarterly cash dividends of $0.25 per share of SLB common stock during 2023. On January 19, 2024, the SLB Board approved an increase to SLB’s quarterly cash dividend to $0.275 per share of SLB common stock, which was most recently paid on April 4, 2024. The terms of the Merger Agreement limit the ability of SLB to authorize or pay additional dividends, except for regular quarterly cash dividends on SLB common stock consistent with past practice (including any historical increases in such cash dividends).

ChampionX

ChampionX has paid quarterly cash dividends of between $0.075 and $0.085 per share of ChampionX common stock since the first quarter of 2023. On January 31, 2024, the ChampionX Board approved an increase of the quarterly cash dividend to $0.095 per share of ChampionX common stock, which was most recently paid on April 26, 2024. Pursuant to the terms of the Merger Agreement, between the signing of the Merger Agreement and the closing date, ChampionX may continue to pay its regular quarterly cash dividends with customary record and payment dates, subject to certain exceptions.

Material U.S. Federal Income Tax Consequences of the Merger

The exchange of ChampionX common stock for SLB common stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, subject to the discussion below relating to the potential application of Section 304 of the Code under the section titled “The Merger—Material U.S. Federal Income Tax Consequences,” a U.S. Holder (as defined in the section titled “The Merger—Material U.S. Federal Income Tax Consequences”) generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of SLB common stock received by such U.S. Holder in the Merger and any cash received in lieu of fractional shares of ChampionX common stock, and (2) the U.S. Holder’s adjusted tax basis in its ChampionX common stock.

Except in certain specific circumstances (including as a result of the potential application of Section 304 of the Code) described in “The Merger—Material U.S. Federal Income Tax Consequences,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the exchange of ChampionX common stock for SLB common stock in the Merger.

Please refer to the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the Merger. Determining the actual tax consequences of the Merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, SLB will account for the Merger as an acquisition of the ChampionX business.

Exchange of Shares

The conversion of ChampionX common stock into the right to receive the Equity Consideration will occur automatically at the Effective Time. Immediately prior to the Effective Time, SLB will issue to Holdco, by way of sale or as a contribution (through the relevant intermediate entity(ies)) to the capital of Holdco or a combination thereof, that number of shares of SLB common stock that are to be delivered by Holdco to the holders of ChampionX common stock pursuant to the Merger Agreement. Each share of ChampionX common stock issued and outstanding immediately prior to the Effective Time (other than ChampionX Excluded Stock) will be converted into the right to receive 0.735 shares of SLB common stock.

Promptly after the Effective Time (but in any event no later than the 3rd business day following the Effective Time), Holdco will instruct the exchange agent to mail to each record holder of shares of ChampionX common stock as of the Effective Time a letter of transmittal and instructions for use in effecting the surrender of the shares of ChampionX common stock in exchange for the Equity Consideration.

Any portion of the Equity Consideration that remains undistributed to the former holders of ChampionX common stock for 12 months after the Effective Time will be delivered to Holdco upon demand, and any remaining former holders of shares of ChampionX common stock will thereafter look only to Holdco for payment of the Equity Consideration. Any amounts remaining unclaimed by former holders of shares of ChampionX common stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable law, become the property of Holdco.

Comparison of Rights of SLB Shareholders and ChampionX Stockholders

The rights of ChampionX stockholders are currently governed by ChampionX’s second amended and restated certificate of incorporation and amended and restated by-laws and the General Corporation Law of the State of Delaware. ChampionX stockholders who receive shares of SLB common stock in the Merger will become SLB shareholders upon the closing date, and their rights as such will be governed by SLB’s articles of incorporation and amended and restated by-laws and the Curaçao Civil Code. The differences between the ChampionX common stock and SLB common stock are described in detail in the section entitled “Comparison of Stockholder Rights.”

Comparative Per Share Market Price And Dividend Information

The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share for SLB as reported on the NYSE, which is the principal trading market for SLB common stock, and ChampionX common stock as reported on the Nasdaq, which is the principal trading market for ChampionX common stock, and the cash dividends declared per share of SLB common stock and ChampionX common stock.

	SLB Common Stock			ChampionX Common Stock
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2024
Second Quarter (through May 14, 2024)	$55.65	$47.78	$0.275	$39.95	$33.79	—
First Quarter	$55.69	$46.91	$0.275	$36.56	$25.46	$0.095
2023
Fourth Quarter	$61.20	$48.09	$0.25	$35.69	$28.04	$0.085
Third Quarter	$62.12	$48.31	$0.25	$38.37	$30.25	$0.085
Second Quarter	$53.81	$42.73	$0.25	$31.51	$24.98	$0.085
First Quarter	$59.45	$43.82	$0.25	$33.65	$23.66	$0.085
2022
Fourth Quarter	$56.04	$37.32	$0.175	$33.13	$19.95	$0.075
Third Quarter	$40.90	$30.65	$0.175	$23.87	$16.64	$0.075
Second Quarter	$49.83	$34.37	$0.175	$26.02	$18.42	$0.075
First Quarter	$46.27	$29.98	$0.125	$26.98	$19.88	$0.075
2021
Fourth Quarter	$34.99	$27.65	$0.125	$28.08	$19.00	—
Third Quarter	$33.56	$25.90	$0.125	$26.92	$20.02	—
Second Quarter	$36.87	$24.52	$0.125	$30.48	$18.26	—
First Quarter	$30.41	$21.23	$0.125	$25.59	$14.80	—

The following table sets forth the closing sale price per share of SLB common stock as reported on the NYSE and ChampionX common stock as reported on the Nasdaq as of April 1, 2024, the last trading day before the public announcement of the Merger, and as of May 14, 2024, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also shows the implied value of the Equity Consideration proposed for each share of ChampionX common stock as of the same dates. This implied value was calculated by multiplying the product of the closing sale price of SLB common stock on the relevant date by the Exchange Ratio of 0.735.

	SLB Closing Price	ChampionX Closing Price	Equivalent Per Share Value
April 1, 2024	$55.22	$35.40	$40.59
May 14, 2024	$48.62	$34.38	$35.74

The market prices of SLB common stock and ChampionX common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the Merger. No assurance can be given concerning the market prices of SLB common stock or ChampionX common stock before the completion of the Merger or SLB common stock after the completion of the Merger. Because the Exchange Ratio is fixed in the Merger Agreement, the market value of the SLB common stock that ChampionX stockholders will receive in connection with the Merger may vary significantly from the prices shown in the table above. Accordingly, ChampionX stockholders are advised to obtain current market quotations for SLB common stock and ChampionX common stock before deciding whether to vote for the Merger Proposal.

RISK FACTORS

By voting in favor of the Merger Proposal, ChampionX stockholders will be choosing to invest in SLB common stock. An investment in SLB common stock involves certain risks. Before deciding how to vote, ChampionX stockholders should carefully consider the risks described below, those described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and the other information contained in this proxy statement/prospectus or in the documents of ChampionX and SLB incorporated by reference into this proxy statement/prospectus, particularly the risk factors set forth in the documents of ChampionX and SLB incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can ChampionX or SLB assess the impact of all factors on the Merger and the Combined Company following the Merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Merger

Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in either ChampionX’s or SLB’s stock price, the number of shares of SLB common stock to be received by ChampionX stockholders in connection with the Merger will not change between now and the time the Merger is completed to reflect changes in the trading prices of SLB common stock or ChampionX common stock.

Pursuant to the Merger Agreement, at the Effective Time, each share of ChampionX common stock issued and outstanding immediately prior to the Effective Time (other than ChampionX Excluded Shares) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 shares of SLB common stock. The Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either ChampionX common stock or SLB common stock, which means that the value of the Equity Consideration will depend in part on the price per share of SLB common stock at the time the Merger is completed. Changes in the price of SLB common stock prior to the Merger will affect the market value of the Equity Consideration that ChampionX stockholders will become entitled to receive on the date of the Merger. Neither party is permitted to abandon the Merger or terminate the Merger Agreement solely because of changes in the market price of either party’s common stock. Stock price changes may result from a variety of factors (many of which are beyond ChampionX’s or SLB’s control), including:

•	changes in ChampionX’s and SLB’s respective business, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the Merger will be completed, including related considerations regarding regulatory approvals of the Merger;

•

interest rates, general market, industry and economic conditions and other factors generally affecting the price of ChampionX common stock and SLB common stock, including sales prices for oil and gas; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ChampionX and SLB operate.

The price of SLB common stock at the completion of the Merger may vary from its price on the date the Merger Agreement was executed, on the date of this proxy statement/prospectus and on the date of the ChampionX Special Meeting. As a result, the market value represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of SLB common stock during the period from April 1, 2024 (the last trading day before the public announcement of the Merger), through May 14, 2024 (the most recent practicable trading day before the date of this proxy statement/prospectus), the Exchange Ratio represented a market value ranging from a low of $35.12 to a high of $40.90 for each share of ChampionX common stock.

Because the date that the Merger is completed will be later than the date of the ChampionX Special Meeting, at the time of the ChampionX Special Meeting, ChampionX stockholders will not know the exact market value of the SLB common stock that they will receive upon completion of the Merger.

If the price of SLB common stock declines between the date of the ChampionX Special Meeting and the Effective Time, including for any of the reasons described above, ChampionX stockholders will receive shares of SLB common stock that have a market value upon completion of the Merger that is less than the market value calculated pursuant to the Exchange Ratio on the date of the ChampionX Special Meeting. Therefore, while the number of shares of SLB common stock to be issued and delivered in the Merger is fixed, ChampionX stockholders cannot be sure of the market value of the SLB common stock they will receive upon completion of the Merger. In addition, the market value of the shares of SLB common stock that ChampionX stockholders will be entitled to receive in the Merger also may fluctuate after the completion of the Merger and ChampionX stockholders could lose some or all of the value of the SLB common stock they receive.

The market price for SLB common stock may be affected by factors different from those that historically have affected the market price of ChampionX common stock.

Upon the completion of the Merger, ChampionX stockholders will become SLB shareholders. SLB’s business differs from, and is complementary to, that of ChampionX, and, accordingly, the financial position or results of operations of SLB following the Merger will be affected by certain factors that are different from those currently affecting the financial position or results of operations of ChampionX. As such, the future market price and performance of SLB common stock is likely to be different from that of the historical market price and performance and ChampionX common stock. For a discussion of the businesses of SLB and ChampionX and of some important factors to consider in connection with those businesses, see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

ChampionX stockholders will have a significantly reduced ownership and voting interest in the Combined Company after the Merger and will exercise less influence over the Combined Company’s management.

Upon the completion of the Merger, it is expected that ChampionX stockholders, who collectively own 100% of ChampionX, will own approximately 9% of SLB common stock, based on the number of shares of ChampionX common stock and SLB common stock outstanding as of the record date. Consequently, ChampionX stockholders will have less influence over the management and policies of SLB than they currently have over the management and policies of ChampionX.

ChampionX’s directors and executive officers have interests in the Merger that may be different from, and in addition to, the interests of other ChampionX stockholders.

You should be aware that ChampionX’s directors and executive officers are parties to agreements or participants in other arrangements that give them interests in the Merger that may be different from, or in addition to, the interests of the other ChampionX stockholders, which could create conflicts of interest in their determinations to recommend the Merger. The ChampionX Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions and making its recommendation that ChampionX stockholders vote in favor of the Merger Proposal. ChampionX stockholders should consider these interests in voting on the Merger. See the sections entitled “The Merger—Interests of ChampionX’s Directors and Executive Officers in the Merger” and “Advisory Vote on Merger-Related Compensation for ChampionX’s Named Executive Officers” for additional details regarding these interests.

SLB and ChampionX will be subject to business uncertainties and certain operating restrictions until the completion of the Merger.

Under the terms of the Merger Agreement, ChampionX and SLB have each agreed to refrain from taking certain actions with respect to their business and financial affairs during the pendency of the Merger, which restrictions could be in place for an extended period of time if completion of the Merger is delayed and could adversely impact ChampionX’s and SLB’s ability to execute certain of their business strategies and their financial condition, results of operations or cash flows. During the pendency of the Merger, some of the suppliers and customers of ChampionX and/or SLB may delay or defer sales and purchasing decisions, which could negatively impact revenues, earnings and cash flows regardless of whether the Merger is completed. See the section entitled “The Merger Agreement—Conduct of Business Pending the Effective Time” for a description of the restrictive covenants to which each of SLB and ChampionX is subject.

ChampionX may be unable to attract and retain key employees during the pendency of the Merger.

Current and prospective employees of ChampionX may experience uncertainty about their future roles with the Combined Company following the Merger, which may have an adverse effect on the ability of ChampionX to attract and retain key personnel during the pendency of the Merger. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Company following the Merger. Accordingly, no assurance can be given that ChampionX will be able to attract and retain key employees to the same extent that ChampionX has been able to in the past.

The ability of ChampionX and SLB to complete the Merger is subject to the approval of ChampionX stockholders, certain closing conditions and the receipt of certain regulatory approvals and clearances that may impose conditions that could adversely affect ChampionX or SLB or cause the Merger to be abandoned.

The Merger Agreement contains certain customary closing conditions, including approval of the Merger Agreement by ChampionX stockholders, the absence of certain injunctions or other legal restraints, the receipt of approval for listing on the NYSE of the shares of SLB common stock as Equity Consideration and such other shares of SLB common stock to be reserved for issuance in connection with the Merger, subject to official notice of issuance, and certain other customary conditions relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations.

In addition, ChampionX and SLB will be unable to complete the Merger until the expiration or termination of the applicable waiting period under the HSR Act and any commitment to, or agreement with, any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions, and the receipt of consents and approvals under certain specified antitrust regulatory laws in Australia, Brazil, Canada, Mexico, New Zealand, Norway, Saudi Arabia and the United Kingdom. Regulatory entities may attempt to impose certain requirements or obligations as conditions for their approval. Consistent with the Merger Agreement, the parties may agree to conditions from these regulators that could adversely impact the Combined Company. If the regulatory clearances are not received, or they are not received on terms that satisfy the conditions set forth in the Merger Agreement, then neither SLB nor ChampionX will be obligated to complete the Merger.

There can be no assurance that the various closing conditions will be satisfied and that the necessary approvals will be obtained, or that any required conditions, requirements or obligations will not materially adversely affect the Combined Company following the Merger. In addition, there can be no assurance that these conditions will not result in the abandonment or delay of the Merger. Any delay in completing the Merger could cause the Combined Company not to realize, or delay the realization of, some or all of the benefits that are expected to be achieved from the Merger. In such context, the date on which the ChampionX stockholders will receive the Equity Consideration is also uncertain.

SLB or ChampionX may waive one or more of the closing conditions without ChampionX re-soliciting stockholder approval.

SLB or ChampionX may determine to waive, in whole or in part, one or more of the conditions to SLB or ChampionX, as the case may be, being obligated to consummate the Merger. Each of SLB and ChampionX currently expects to evaluate the materiality of any waiver and its effect on its respective shareholders/

stockholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies by ChampionX is required in light of such waiver. Any determination whether to waive any condition to the consummation of the Merger or of ChampionX to re-solicit stockholder approval or amending or supplementing this proxy statement/prospectus as a result of a waiver will be made by SLB and/or ChampionX at the time of such waiver based on the facts and circumstances as they exist at that time.

Litigation relating to the Merger could result in an injunction preventing completion of the Merger and substantial costs to SLB and ChampionX, and/or may adversely affect the Combined Company’s business, financial condition or results of operations following the Merger.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on SLB’s and ChampionX’s respective liquidity and financial condition.

Lawsuits that may be brought against SLB, ChampionX or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the consummation of the Merger is the absence of certain legal restraints, including an order or injunction under certain applicable laws that enjoins, prohibits, prevents, or makes illegal the consummation of the Transactions. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected timeframe or at all, which may adversely affect SLB’s and ChampionX’s respective business, financial condition, results of operations and cash flows.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect SLB’s and ChampionX’s respective business, financial condition, results of operations and cash flows.

SLB shareholders and ChampionX stockholders will not be entitled to appraisal rights in the Merger.

Holders of SLB common stock and ChampionX common stock will not have appraisal rights in connection with the Merger, as more fully described in “The Merger —Appraisal Rights.”

The opinion of ChampionX’s financial advisor does not and will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

The ChampionX Board received an opinion from ChampionX’s financial advisor in connection with the signing of the Merger Agreement. Please refer to the section entitled “Opinion of ChampionX’s Financial Advisor” for additional information. However, ChampionX has not obtained any updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of ChampionX or SLB, general market and economic conditions and other factors that may be beyond the control of ChampionX or SLB, and on which the financial advisor’s opinion was based, may significantly alter the value of ChampionX or SLB or the prices of their respective stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because ChampionX does not currently anticipate asking its financial advisor to update its opinion, such opinion will not address the fairness, from a financial point of view, to the holders of ChampionX common stock (other than holders of shares of ChampionX Excluded Stock or any shares of ChampionX common stock held by an affiliate of ChampionX or SLB) of the Exchange Ratio at the time the Merger is completed or as of the date of this proxy statement/

prospectus. The ChampionX Board’s recommendation that ChampionX stockholders vote in favor of the Merger Proposal, the Compensation Proposal and the Adjournment Proposal, however, are made as of the date of this proxy statement/prospectus.

The financial projections prepared by ChampionX management are based on various assumptions that may not be realized.

The Forecasts included under the section “The Merger—ChampionX Unaudited Prospective Financial Information Reviewed by the ChampionX Board and Centerview” of this proxy statement/prospectus were based on assumptions of, and information available to, ChampionX management when prepared, and those estimates and assumptions are subject to uncertainties, many of which are beyond ChampionX’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” of this proxy statement/prospectus, will be important in determining the Combined Company’s future results. As a result of these contingencies, actual future results may vary materially from the estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results. None of ChampionX or its affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ materially from the Forecasts, and none of them undertake any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events.

The Forecasts included under the section entitled “The Merger—ChampionX Unaudited Prospective Financial Information Reviewed by the ChampionX Board and Centerview” of this proxy statement/prospectus were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Further, any forward-looking statement speaks only as of the date on which it is made and does not take into consideration the impact of events and circumstances occurring after such date. Neither ChampionX nor SLB undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. None of ChampionX’s, SLB’s or any other independent accountants have compiled, examined or performed any procedures with respect to such information, nor have any independent accountants expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, such forward-looking financial information. The audit reports of PricewaterhouseCoopers LLP incorporated by reference herein relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See the section entitled “The Merger—ChampionX Unaudited Prospective Financial Information Reviewed by the ChampionX Board and Centerview” for more information.

The Merger Agreement contains restrictions on the ability of ChampionX to pursue other alternatives to the Merger.

The Merger Agreement contains provisions that make it more difficult for ChampionX to sell its business to a party other than SLB. Specifically, the Merger Agreement contains non-solicitation provisions that, subject to limited exceptions, restrict the ability of ChampionX to solicit, initiate, knowingly encourage or knowingly facilitate any competing acquisition proposal. Further, subject to limited exceptions, consistent with applicable law, the Merger Agreement provides that the ChampionX Board will not withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, modify or qualify, in any manner adverse to SLB, its recommendation that ChampionX stockholders vote in favor of the Merger Proposal. In specified circumstances, SLB has a right to negotiate with ChampionX in order to match any competing acquisition proposals that may be made. Although the ChampionX Board is permitted to take certain actions in response to a superior proposal or a competing acquisition proposal that is reasonably likely to result in a superior proposal if it determines that the failure to do so would be inconsistent with its fiduciary duties, doing so in specified situations could give SLB the right to terminate the Merger Agreement and require ChampionX to pay to SLB a termination fee of $265.4 million. See the section entitled “The Merger Agreement—Certain Additional Agreements—No Solicitation; Recommendation,” the section entitled “The Merger Agreement—Termination, Amendment and Waiver—Termination” and the section entitled “The Merger Agreement—Termination, Amendment and Waiver—Fees and Expenses” for a more complete discussion of these restrictions and consequences.

Such provisions could discourage a potential acquiror that might have an interest in making a proposal from considering or proposing any such acquisition, even if it were prepared to pay consideration with a higher value than that to be paid in the Merger. There also is a risk that the requirement for ChampionX to pay the termination fee to SLB in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire ChampionX than it might otherwise have proposed to pay.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which ChampionX or any of its respective subsidiaries or joint ventures is a party.

The completion of the Merger may trigger change in control or other provisions in certain agreements to which ChampionX or any of its respective subsidiaries or joint ventures is a party. If ChampionX is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminate such agreements, or seek monetary damages. Even if ChampionX is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to ChampionX or the applicable subsidiary or joint venture. If ChampionX’s suppliers were to seek to terminate or modify their supplier arrangements, then ChampionX or its respective subsidiaries or joint ventures may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

SLB and ChampionX may be unable to complete the Merger.

If the Merger is not completed for any reason, including as a result of failure to obtain required regulatory approvals or if the ChampionX stockholders fail to approve the Merger Proposal, the market price of SLB common stock and ChampionX common stock may be adversely affected and, without realizing any of the benefits of having completed the Merger, SLB and ChampionX would be subject to a number of risks, including: (i) SLB and ChampionX may experience negative reactions from the financial markets, customers, suppliers and other constituencies, (ii) SLB and ChampionX will still be required to pay certain significant costs relating to the Merger such as legal, accounting, financial advisor, and printing fees and (iii) if the Merger is terminated under certain circumstances, ChampionX may be required to pay SLB a termination fee of $265.4 million or SLB may be required to pay ChampionX a termination fee of $326.6 million. In addition, SLB or ChampionX may elect to terminate the Merger Agreement in accordance with its terms in certain circumstances as described in the section entitled “The Merger Agreement—Termination; Amendment and Waiver.”

Risks Relating to the Combined Company Upon Completion of the Merger

The Combined Company could incur substantial expenses related to the Merger and the integration of ChampionX and SLB.

ChampionX and SLB expect that the Combined Company will incur substantial expenses in connection with the Merger and the integration of their respective businesses, policies, procedures, operations, technologies and systems. In addition, the Combined Company will be required to devote management attention and resources to integrating its business practices and operations, and prior to the Merger, management attention and resources will be required to plan for such integration. There are a large number of systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, and regulatory compliance. There are a number of factors beyond the control of either party that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the savings that SLB expects to achieve from the elimination of duplicative expenses, as well as delay the realization of economies of scale, cost savings and revenue enhancements related to the integration of the businesses following the completion of the Merger. Accordingly, any anticipated net benefits may not be achieved in the near term or at all. These integration expenses may result in the Combined Company taking significant charges against earnings following the completion of the Merger. Furthermore, there can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time.

Following the Merger, the Combined Company may be unable to successfully integrate ChampionX’s and SLB’s businesses and realize the anticipated benefits or synergies of the Merger.

The Merger involves the combination of two companies that historically have operated and currently operate as independent public companies. The combination of two independent public companies is a complex, costly and time-consuming process.

The success of SLB’s acquisition of ChampionX will depend in large part on the success of the management of the Combined Company in integrating the operations, strategies, technologies and personnel of the two companies following the completion of the Merger, without adversely affecting current revenues and investments in future growth.

Achieving these goals requires, among other things, realization of the targeted cost and commercial synergies expected from the Merger. If the Combined Company is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Merger within the anticipated timing or at all, the Combined Company’s business, financial condition and results of operations may be adversely affected, SLB’s earnings per share after completion of the Merger may be diluted, the accretive effect of the Merger may decrease or be delayed, and the share price of SLB common stock may be negatively impacted.

Potential issues and difficulties the Combined Company may encounter in the integration process include the following:

•

the inability to successfully integrate the respective businesses of ChampionX and SLB in a manner that permits the Combined Company to achieve the cost savings and operating synergies anticipated to result from the Merger, which could result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•

lost sales and customers as a result of certain customers of either or both of the two companies deciding not to do business with the Combined Company, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products and customer service;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

In addition, even if the businesses of ChampionX and SLB are integrated successfully, the full benefits of the Transactions, including the synergies, cost savings, or sales or growth opportunities that are expected, may not be realized within the anticipated time frame or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of ChampionX and SLB. All of these factors could decrease or delay the expected accretive effect of the Merger and negatively impact the Combined Company’s results of operations.

Business issues currently faced by one company may be imputed to the operations of the other company.

To the extent that either SLB or ChampionX currently has or is perceived by customers to have operational challenges, such as on-time performance, safety issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the Merger which may limit or impede the Combined Company’s future ability to obtain additional work from those customers.

Each of ChampionX and SLB may have liabilities that are not known to the other party.

Each of ChampionX and SLB may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. ChampionX and SLB may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, the Combined Company may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in the Combined Company reporting losses. Even if ChampionX’s and SLB’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the Combined Company’s financial condition and results of operations and could contribute to negative market perceptions about the SLB common stock.

The Combined Company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the Combined Company.

As a result of the Merger, the Combined Company may experience adverse effects on relationships with customers and suppliers that may harm the Combined Company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the Combined Company or do so on the same or similar contractual terms following the Merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the Combined Company, then the Combined Company’s business and results of operations may be harmed.

Failure to retain key employees and skilled workers could adversely affect the Combined Company following the Merger.

The Combined Company’s performance following the Merger could be adversely affected if it is unable to retain certain key employees and skilled workers of ChampionX. It is possible that these employees may decide not to remain with ChampionX while the Merger is pending or with the Combined Company after the Merger is completed. The loss of the services of one or more of these key employees and skilled workers could adversely affect the future operating results of the Combined Company because of their experience and knowledge of ChampionX’s business. In addition, current and prospective employees of ChampionX may experience uncertainty about their future roles with ChampionX until after the Merger is completed. This may adversely affect the ability of ChampionX to attract and retain key personnel, which could adversely affect the Combined Company’s performance following the Merger, and could diminish the anticipated benefits of the Merger. No assurance can be given that the Combined Company, following the Merger, will be able to retain or attract key management personnel and other key employees of ChampionX and SLB to the same extent that ChampionX and SLB have previously been able to retain or attract their own employees.

SLB and ChampionX must obtain certain regulatory approvals and clearances to consummate the Merger, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger.

The Merger is subject to review by antitrust regulators in the United States under the HSR Act. Under the HSR Act, SLB and ChampionX are required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period (and any extension of the waiting period) prior to completing the Merger. On April 23, 2024, SLB and ChampionX each filed a Premerger Notification and Report Form under the HSR Act. The Merger is also subject to antitrust review by government authorities in several non-U.S. jurisdictions, including Australia, Brazil, Canada, Mexico, New Zealand, Norway, Saudi Arabia and the United Kingdom. The parties have made or may make additional antitrust filings in certain other jurisdictions outside the United States. The completion of the Merger is subject to the receipt of clearance by antitrust authorities in the United States and in specified non-U.S. jurisdictions. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the Merger or of imposing additional costs or limitations on the Combined Company following completion of the Merger, any of which might have an adverse effect on the Combined Company following completion of the Merger and may diminish the anticipated benefits of the Merger. For additional information about the regulatory approvals process see “The Merger Agreement—Certain Additional Agreements—Regulatory Approvals.”

Risks to SLB Common Stock Following the Merger

The trading price and volume of SLB common stock may be volatile following completion of the Merger.

The trading price and volume of SLB common stock may be volatile following completion of the Merger. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of SLB common stock. As a result, SLB shareholders and ChampionX stockholders who receive SLB common stock upon completion of the Merger may suffer a loss on their investment. Many factors may impair the market for SLB common stock and the ability of investors to sell shares at an attractive price and could also cause the market price and demand for SLB common stock to fluctuate substantially, which may negatively affect the price and liquidity of SLB common stock. The market for SLB common stock will depend on a number of factors and conditions, many of which are beyond the control of the Combined Company or its stockholders.

The market value of SLB common stock could decline if large amounts of SLB common stock are sold following the Merger.

Following the Merger, SLB shareholders and former ChampionX stockholders will own interests in the Combined Company operating an expanded business with more assets and a different mix of liabilities. Current stockholders of SLB and ChampionX may not wish to continue to invest in the Combined Company, or may wish to reduce their investment in the Combined Company, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of stock indices in which SLB common stock or CHX common stock is currently included. If, following the Merger, large amounts of SLB common stock are sold, or if a perception in the market manifests that such dispositions could occur, the price of SLB common stock could decline.

The Merger may not be accretive, and may be dilutive, to SLB’s earnings per share in the near term, which may negatively affect the market price of SLB common stock.

While SLB anticipates that the Merger will be accretive to its earnings per share in 2026, this expectation is based on preliminary estimates that may materially change, and the Merger may be dilutive to earnings per share in the near term. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in energy market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the energy business;

•	capital expenditure obligations; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, SLB’s earnings per share could cause the price of SLB common stock to decline.

The shares of SLB common stock to be received by ChampionX stockholders upon the completion of the Merger will have different rights from shares of ChampionX common stock.

Upon completion of the Merger, ChampionX stockholders will no longer be stockholders of ChampionX, a Delaware corporation, but will instead become stockholders of SLB, a company organized under the laws of Curaçao, and their rights as stockholders will be governed by Curaçao law and SLB’s articles of incorporation and by-laws. Curaçao law and the terms of SLB’s articles of incorporation and by-laws may be materially different than Delaware law and the terms of ChampionX’s second amended and restated certificate of incorporation and amended and restated by-laws, which currently govern the rights of ChampionX stockholders. Please see “Comparison of Shareholder Rights” for a discussion of the different rights associated with SLB common stock.

Tax Risks Related to the Merger

ChampionX stockholders will receive no cash consideration, other than cash in lieu of fractional shares of SLB common stock, with which to pay any potential tax liability resulting from the Merger.

Although ChampionX stockholders will receive no cash consideration in the Merger other than any cash received in lieu of fractional shares of SLB common stock, the receipt of SLB common stock and any cash in lieu of fractional shares of SLB common stock by ChampionX stockholders in exchange for ChampionX common stock in the Merger will be treated as a taxable transaction for U.S. federal income tax purposes. The amount of income, gain or loss recognized by each ChampionX stockholder in the Merger will vary depending on each ChampionX stockholder’s particular situation, including the fair market value of the SLB common stock, the amount of any cash in lieu of fractional shares of SLB common stock received by such stockholder in the Merger, and the adjusted tax basis of the ChampionX common stock exchanged by such stockholder in the Merger. Please refer to the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the Merger.

Other Risks Relating to ChampionX and SLB

SLB and ChampionX are, and following completion of the Merger, the Combined Company will continue to be, subject to the risks described above. In addition, SLB is, and will continue to be, subject to the risks described in Part I, Item 1A in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on January 24, 2024, and in Part II, Item 1A of SLB’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on April 24, 2024, and ChampionX is, and will continue to be, subject to the risks described in Part I, Item 1A in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 6, 2024, and in Part II, Item 1A of ChampionX’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on April 25, 2024, each of which is incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” for a description of the information incorporated by reference in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference herein include “forward-looking statements” about SLB, ChampionX and the Combined Company within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The opinions, forecasts, projections, expected timetable for completing the Transactions, benefits and synergies of the Transactions, future opportunities for the Combined Company, future financial performance, and any other statements regarding SLB’s and ChampionX’s future expectations, beliefs, plans, objectives, financial conditions, or assumptions, or future events or performance that are not statements of historical fact, are forward-looking statements. Similarly, statements that describe future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Although SLB and ChampionX believe that the expectations reflected in such forward-looking statements are reasonable, they can give no assurances that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the Merger, the risk that the contemplated Merger does not occur, negative effects from the pendency of the Merger, the ability to successfully integrate SLB’s and ChampionX’s respective businesses and to realize expected synergies, the risk that ChampionX and the Combined Company will not be able to retain key employees, expenses of the Merger, the timing to consummate the Transactions and other risk factors.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither SLB nor ChampionX undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may,” “projects,” “predicts,” “anticipates,” “creates,” “could,” “will,” “guidance,” “looks,” “goals,” “potential,” “future,” “builds,” “focus,” “continues,” “strives” or the negative of such terms or other variations thereof and similar expressions, are forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. The following important factors, in addition to those discussed under the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus and the documents incorporated by reference herein, could affect the future results of the oil and gas industry in general, and the Combined Company after the Merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	changing global economic, geopolitical, or industry conditions;

•	changes in exploration and production spending by the companies’ customers and changes in the level of oil and natural gas exploration and development;

•	the ongoing conflict in Ukraine;

•	inflation;

•	changing monetary policy by governments;

•	pricing pressure;

•	weather and seasonal factors;

•	unfavorable effects of health pandemics;

•	challenges in SLB’s or ChampionX’s supply chains;

•	operational modifications, delays, or cancellations;

•	production declines;

•	changes in government regulations or enforcement practices, including with respect to environmental, health and safety matters;

•	the inability of technology to meet new challenges in exploration;

•	overall demand for, and pricing of, the companies’ products and services;

•	competition in the natural gas and oil exploration and production industry;

•	negative public perceptions of SLB’s and/or ChampionX’s industry;

•	warranty and product liability claims;

•	the impact of acquisitions the companies have made or may make;

•	changes in the price of (and demand for) oil and gas in both U.S. and international markets;

•	raw material costs and availability;

•	fluctuations in currency markets worldwide;

•	developments in and losses resulting from claims and litigation;

•	SLB’s ability to integrate the operations of ChampionX;

•	the amount and timing of any cost savings synergies or other efficiencies expected to result from the Merger;

•	inability of ChampionX, SLB, or the Combined Company to retain certain key employees and skilled workers and maintain relationships with their suppliers and customers;

•	future and pro forma financial condition or results of operations and future revenues and expenses;

•	the ability to complete the Merger on the anticipated terms and timetable;

•	the incurrence of significant transaction and other costs in connection with the Merger;

•	regulatory conditions which may be imposed as a condition to approval of the Merger;

•	the possibility that ChampionX stockholders may not approve the Merger;

•	any litigation relating to the Merger;

•	other risks described under the section entitled “Risk Factors” in SLB’s and ChampionX’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent filings made with the SEC; and

•

the various risks and other factors considered by the respective boards of SLB and ChampionX as described under the sections entitled “The Merger—ChampionX’s Reasons for the Merger; Recommendation of the ChampionX Board of Directors” and “The Merger—SLB’s Reasons for the Merger.”

The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this proxy statement/prospectus, including the risks outlined under the caption “Risk Factors” contained in the Exchange Act reports of SLB and ChampionX, incorporated herein by reference, will be important in determining future results, and actual future results may vary materially.

All subsequent written and oral forward-looking statements attributable to SLB or ChampionX or to persons acting on their behalf are expressly qualified in their entirety by reference to these risks and uncertainties. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on the business, results of operations, financial condition or cash flows of SLB or ChampionX or the Combined Company. In light of these uncertainties, you should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and neither SLB nor ChampionX undertakes any obligation to publicly update or revise any forward-looking statements except as required by law.

For additional information with respect to these factors, see the section entitled “Where You Can Find More Information.”

THE COMPANIES

ChampionX Corporation

ChampionX is a global leader in chemistry solutions, artificial lift systems and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently and sustainably around the world. ChampionX’s expertise, innovative products, and digital technologies products provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well. ChampionX has a presence in more than 60 countries with more than 7,300 employees.

ChampionX operates its business in four segments: Production Chemical Technologies, Production & Automation Technologies, Drilling Technologies and Reservoir Chemical Technologies. Production Chemical Technologies offers products and services that cover a broad range of onshore, offshore, and oil sands chemical solutions in production and midstream operations that are built upon ChampionX’s foundation of deep expertise and capabilities in chemical applications across the oil and natural gas value chain. Production & Automation Technologies offers products, technologies, and services that facilitate the safe, efficient, and cost-effective extraction of oil and gas through artificial lift and digital automation applications. Drilling Technologies offers innovative, industry leading polycrystalline diamond cutter inserts, bearings, valves, nozzles and mining tools to help customers drill the world’s most demanding oil exploration and development projects and for use in other industries. Reservoir Chemical Technologies offers chemistry-oriented solutions and technologies to help customers meet their performance, efficiency, sustainability, and financial objectives for well drilling, cementing, fracturing, acidizing, and other well interventions.

The principal United States market for ChampionX common stock is Nasdaq, where it is traded under the symbol “CHX.”

ChampionX’s rich history is built on over a century of experience, dating back to the 1800s and the petroleum industry’s infancy. ChampionX is incorporated under the laws of Delaware, with its corporate headquarters located at 2445 Technology Forest Blvd., Building 4, Suite 1200, The Woodlands, TX 77381, and its phone number is (281) 403-5772.

Schlumberger Limited (Schlumberger N.V.)

SLB is a global technology company focused on driving energy innovation for a balanced planet. With a global presence in more than 100 countries and employees representing almost twice as many nationalities, SLB works each day on innovating oil and gas, delivering digital at scale, decarbonizing industries, and developing and scaling new energy systems that accelerate the energy transition.

With a workforce of approximately 111,000 people, SLB is organized under four Divisions: Digital & Integration, Reservoir Performance, Well Construction and Production Systems. SLB’s four Divisions operate through a geographical structure of four Basins that are aligned with critical concentrations of activity: Americas Land, Offshore Atlantic, Middle East & North Africa, and Asia. The Basins are configured around common regional characteristics that enable SLB to deploy fit-for-purpose technologies, operating models, and skills to meet the specific customer needs in each Basin. The Basins are further organized into GeoUnits, which can be a region, a single country, or made up of several countries. With a strong focus on customers, the Basins identify opportunities for growth, and are focused on agility, responsiveness, and competitiveness.

The principal U.S. market for SLB common stock is the NYSE, where it is traded under the symbol “SLB.” SLB common stock is also listed for trading on the Euronext Paris.

SLB was founded in 1926 and is incorporated under the laws of Curaçao, with executive offices in Paris, Houston, London and The Hague. SLB’s executive offices in the United States are at 5599 San Felipe, Houston, Texas 77056, and its telephone number is (713) 513-2000.

Sodium Holdco, Inc.

Sodium Holdco, Inc., which we refer to as Holdco, is a Delaware corporation and an indirect wholly owned subsidiary of SLB. Holdco has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the Transactions.

Sodium Merger Sub, Inc.

Sodium Merger Sub, Inc., which we refer to as Merger Sub, is a Delaware corporation and a direct wholly owned subsidiary of Sodium Holdco, Inc. Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the Transactions.

THE CHAMPIONX SPECIAL MEETING

This section contains information about the ChampionX Special Meeting at which ChampionX stockholders will be asked to consider and vote on proposals to (i) adopt the Merger Agreement, (ii) approve, by a non-binding, advisory vote, the compensation that may become payable to ChampionX’s named executive officers in connection with the Merger and (iii) approve the adjournment of the ChampionX Special Meeting, if necessary, (1) to solicit additional proxies in favor of the Merger Proposal if (a) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (2) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to this proxy statement/prospectus, and the review of such materials by ChampionX stockholders.

ChampionX is furnishing this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the ChampionX Special Meeting. ChampionX stockholders are encouraged to read the entire document carefully, including the annexes to this document, for more detailed information regarding the Merger Agreement and the Transactions.

Date, Time and Place

The ChampionX Special Meeting will be held via a live webcast at https://meetnow.global/M6YL2F7, on June 18, 2024 at 9:00 a.m. Central Time (unless it is adjourned or postponed to a later date).

The ChampionX Special Meeting can be accessed by visiting https://meetnow.global/M6YL2F7, where ChampionX stockholders will be able to participate and vote online during the ChampionX Special Meeting. ChampionX encourages its stockholders to access the meeting early—approximately 15 minutes before the start of the meeting. Please follow the instructions as outlined in this proxy statement/prospectus.

Participating in the Special Meeting

Holders of record of ChampionX at the close of business on May 14, 2024 are entitled to attend and vote on the matters presented at the ChampionX Special Meeting.

To be admitted to the ChampionX Special Meeting, ChampionX stockholders must enter the 15-digit control number found on their proxy card. ChampionX stockholders whose stock is held in a stock brokerage account or by a bank or other nominee must register in advance to attend the ChampionX Special Meeting. To register, each such ChampionX stockholder must request proof of their proxy power reflecting their ChampionX holdings from their broker or other nominee and submit it along with their name and email address to Computershare, ChampionX’s transfer agent. Requests for registration must be labeled “Legal Proxy” and be received no later than June 13, 2024 by 5:00 p.m. Eastern Time. Such ChampionX stockholders will receive confirmation of their registration by email after Computershare receives their registration materials. Registration materials and information should be sent: by email to legalproxy@computershare.com, or by mail to Computershare, ChampionX Legal Proxy, P.O. Box 43001, Providence, RI 02940-300. Once properly admitted to the ChampionX Special Meeting, ChampionX stockholders may vote their shares by following the instructions available on the meeting website during the meeting. If you experience technical difficulties, you may contact the technical support number at 1-888-724-2416 (inside the United States and Canada) or 1-781-575-2748 (all other locations).

Questions regarding matters presented at the ChampionX Special Meeting may be submitted during the meeting through the meeting’s website. Additional information regarding rules and procedures for participating in the virtual meeting will be provided in the meeting rules of conduct, which you will be able to view during the meeting on the meeting website.

Purpose of the Special Meeting

At the ChampionX Special Meeting, ChampionX stockholders will be asked to consider and vote on:

•

Proposal 1: The Merger Proposal: To adopt the Merger Agreement, pursuant to which (i) Merger Sub will merge with and into ChampionX in the Merger, with ChampionX surviving the Merger as the Surviving Corporation an indirect wholly owned subsidiary of SLB and (ii) at the Effective Time, ChampionX’s certificate of incorporation will be amended and restated in its entirety in the form set forth on Exhibit A to the Merger Agreement, which will be the certificate of incorporation of ChampionX until thereafter amended in accordance with its terms and applicable law;

•	Proposal 2: The Compensation Proposal: To approve, by a non-binding, advisory vote, the compensation that may become payable to ChampionX’s named executive officers in connection with the Merger; and

•

Proposal 3: The Adjournment Proposal: To approve the adjournment of the ChampionX Special Meeting, if necessary, (1) to solicit additional proxies in favor of the Merger Proposal if (a) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (2) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to this proxy statement/prospectus, and the review of such materials by ChampionX stockholders.

ChampionX’s stockholders must approve the Merger Proposal in order for the Merger to be consummated. If ChampionX’s stockholders fail to approve the Merger Proposal, the Merger will not be consummated. The votes on the Compensation Proposal and Adjournment Proposal are separate and apart from the vote on the Merger Proposal. Accordingly, a ChampionX stockholder may vote in favor of the Compensation Proposal and/or the Adjournment Proposal and vote not to approve the Merger Proposal.

Recommendation of the ChampionX Board of Directors

After careful consideration, the ChampionX Board has unanimously (i) determined the Merger Agreement and the consummation of the Merger and the Transactions, to be fair to and in the best interests of ChampionX and its stockholders, (ii) declared the Merger Agreement and the consummation of the Transactions, including the Merger, to be advisable, (iii) authorized and approved the Merger Agreement, including the execution, delivery and performance thereof, (iv) directed that the Merger Agreement be submitted to the ChampionX stockholders for their consideration and adoption and (v) recommended the ChampionX stockholders adopt the Merger Agreement.

ACCORDINGLY, THE CHAMPIONX BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL, A VOTE “FOR” THE COMPENSATION PROPOSAL AND A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

ChampionX stockholders should carefully read this document in its entirety for more detailed information concerning the Merger Agreement and the Transactions, including the Merger. In particular, ChampionX stockholders are directed to the Merger Agreement, which is attached hereto as Annex A.

Record Date; Stockholders Entitled to Vote

The record date for determining the ChampionX stockholders entitled to receive notice of, and to vote at, the ChampionX Special Meeting or at any adjournment or postponement thereof, is the close of business on May 14, 2024.

As of the record date, there were 190,579,933 shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting. Each such holder will be entitled to one vote for each share of ChampionX common stock that it owned on the record date.

Quorum

A “quorum” for purposes of the ChampionX Special Meeting consists of the holders of a majority of issued and outstanding shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting. There must be a quorum for the ChampionX Special Meeting to be held. In the absence of a quorum at the ChampionX Special Meeting, the chair of the meeting, or the affirmative vote of holders of at least a majority of the outstanding shares of ChampionX common stock, present online or represented by proxy and entitled to vote, at the ChampionX Special Meeting, though less than a quorum, may adjourn the ChampionX Special Meeting to a later date and time (subject to applicable law and compliance with the terms of the current amended and restated by-laws of ChampionX).

If you submit a timely, properly executed proxy or voting instruction form, then you will be considered part of the quorum so long as your shares are voted on at least one item of business, other than a procedural motion. Abstentions will be counted for purposes of determining whether there is a quorum at the ChampionX Special Meeting. A broker non-vote occurs when a beneficial owner does not provide voting instruction to their broker or custodian with respect to a proposal on which such broker or custodian does not have discretionary authority to vote. If you are a “street name” holder of shares of ChampionX common stock and you do not provide your bank, broker, trust or other nominee with voting instructions, then your shares will not be counted in determining the presence of a quorum. The ChampionX Special Meeting will be adjourned or postponed, if necessary, (1) to solicit additional proxies in favor of the Merger Proposal if (a) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (2) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to this proxy statement/prospectus, and the review of such materials by ChampionX stockholders.

Vote Required for Approval

Merger Proposal. The approval of the Merger Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting. Abstentions, a broker non-vote or a failure to vote will have the same effect as a vote “AGAINST” the Merger Proposal.

Compensation Proposal. The approval of the Compensation Proposal requires, assuming a quorum is present, affirmative vote of the holders of a majority of the voting power of ChampionX present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting. Although the ChampionX Board intends to consider the vote resulting from this proposal, the vote is advisory only and, therefore, is not binding on ChampionX or any of its subsidiaries, and, if the Merger Agreement is approved by ChampionX stockholders and the Merger is consummated, the compensation that is based on or otherwise relates to the Merger will be payable to ChampionX’s named executive officers (to the extent that ChampionX is contractually obligated to pay the compensation) even if the Compensation Proposal is not approved. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. Broker non-votes and failure of any ChampionX stockholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on approval of the Compensation Proposal.

Adjournment Proposal. Approval of the Adjournment Proposal requires, whether or not a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes and failure of any ChampionX stockholders to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on approval of the Adjournment Proposal.

Failure to Vote; Abstentions; Broker Non-Votes

A failure of any ChampionX stockholder to submit a vote (e.g., by not submitting a proxy or not voting online) occurs when a ChampionX stockholder is not present online or represented by proxy and entitled to vote at the ChampionX Special Meeting.

An abstention occurs when a ChampionX stockholder is present for purposes of a quorum by virtually attending the ChampionX Special Meeting and either does not vote or submits a ballot marked “abstain.” An abstention also occurs when a ChampionX stockholder does not attend the ChampionX Special Meeting and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the ChampionX Special Meeting.

Under the applicable rules that govern brokers who have record ownership of shares of ChampionX common stock that they hold in “street name” for their clients who are the beneficial owners of the ChampionX common stock, brokers have the discretion to vote such ChampionX common stock on routine matters, but not on non-routine matters, including the Merger Proposal, the Compensation Proposal and the Adjournment Proposal, absent direction from the ChampionX stockholder. Broker non-votes occur when shares of ChampionX common stock held by a broker are not voted with respect to a proposal because (i) the broker has not received voting instructions from the beneficial owner, and (ii) the broker lacks the authority to vote the ChampionX shares of common stock at his or her discretion. Because it is expected that all of the matters to be voted on at the ChampionX Special Meeting will be non-routine under applicable stock exchange rules, brokers and custodians will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker or custodian, your ChampionX common stock will not count towards determining whether a quorum is present and your ChampionX common stock will not be voted on any of the proposals.

Because approval of the Merger Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting, the failure of any ChampionX stockholder to submit a vote (e.g., by not submitting a proxy or not voting online), any abstention by a ChampionX stockholder and a broker non-vote will have the same effect as a vote “AGAINST” approval of the Merger Proposal.

Because approval of the Compensation Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting, abstentions are counted as shares present and entitled to vote and will have the same effect as votes “AGAINST” the Compensation Proposal. A failure of any ChampionX stockholder to submit a vote (e.g., by not submitting a proxy or not voting online) and a broker non-vote will have no effect on the approval of the Compensation Proposal.

Because approval of the Adjournment Proposal requires, whether or not a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting, abstentions are counted as shares present and entitled to vote and will have the same effect as votes “AGAINST” the Adjournment Proposal. A failure of any ChampionX stockholder to submit a vote (e.g., by not submitting a proxy or not voting online) and a broker non-vote will have no effect on the approval of the Adjournment Proposal.

How to Vote

ChampionX stockholders of record may submit their proxies:

•	by telephone (within the United States, U.S. territories and Canada) using the toll-free telephone number listed on the enclosed proxy card;

•	through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the Control Number located on the proxy card; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

ChampionX stockholders whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals before the ChampionX Special Meeting. ChampionX stockholders should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATE(S) WITH YOUR PROXY CARD.

Revocation of Proxies

You may revoke your proxy at any time prior to a vote at the ChampionX Special Meeting by:

•

notifying ChampionX’s Corporate Secretary in writing at the address indicated on the cover page of this proxy statement/prospectus prior to the ChampionX Special Meeting that you have revoked your proxy;

•	signing and returning a new, valid proxy card with a later date (by mail, telephone or Internet); or

•

attending the virtual ChampionX Special Meeting and voting electronically, which will revoke any proxy previously given. Your attendance at the ChampionX Special Meeting will not by itself revoke your proxy.

Please note that if your shares are held in the name of a broker, bank, trust company or other nominee, you may change your voting instructions by submitting new voting instructions to your broker, bank, trust company or other nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank, trust company or other nominee and you decide to change your vote by attending the ChampionX Special Meeting and voting in person, your vote in person at the ChampionX Special Meeting will not be effective unless you have obtained and present a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee).

Adjournments and Postponements

Any adjournment of the ChampionX Special Meeting, if necessary, (1) to solicit additional proxies in favor of the Merger Proposal if (a) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (2) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to this proxy statement/prospectus, and the review of such materials by ChampionX stockholders, requires the affirmative vote of the holders of a majority of the voting power of ChampionX common stock present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting, whether or not a quorum is present. No notice of the adjourned ChampionX Special Meeting will be given so long as the time and place, and the means of remote communication, if any, by which ChampionX stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (1) announced at the ChampionX Special Meeting at which the adjournment is taken, (2) displayed, during the time scheduled for the ChampionX Special Meeting, on the same electronic network used to enable ChampionX stockholders and proxy holders to participate in the meeting by means of remote communication or (3) set forth in the notice of the ChampionX Special Meeting. At any such adjourned ChampionX Special Meeting which a quorum is present, ChampionX may transact any business which might have been transacted at the original ChampionX Special Meeting. If the adjournment is for more than 30 days or a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each ChampionX stockholder of record entitled to vote at such meeting.

In addition, at any time prior to convening the ChampionX Special Meeting, the ChampionX Special Meeting may be postponed without the approval of ChampionX stockholders. If postponed, ChampionX will publicly announce the new meeting date. Similar to adjournments, any postponement of the ChampionX Special Meeting for the purpose of soliciting additional proxies will allow ChampionX stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Solicitation of Proxies

ChampionX is soliciting the enclosed proxy card on behalf of the ChampionX Board. In addition to solicitation by mail, ChampionX and its directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

ChampionX has retained D.F. King to assist in the solicitation process. ChampionX will pay D.F. King a fee of approximately $15,000, plus an additional fixed fee for each ChampionX stockholder contacted, and will reimburse D.F. King for reasonable out-of-pocket expenses.

ChampionX will ask banks, brokers, trusts and other nominees to forward ChampionX’s proxy solicitation materials to the beneficial owners of shares of ChampionX common stock held of record by such banks, brokers, trusts or other nominees. ChampionX will reimburse these banks, brokers, trusts or other nominees for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Questions and Additional Information

If you have any questions about how to vote or direct a vote in respect of your shares of ChampionX common stock, you may contact ChampionX’s proxy solicitor, D.F. King, toll-free from the U.S. or Canada at (866) 416-0577, or dial direct from other locations at +1 (212) 269-5550.

PROPOSAL 1: THE MERGER PROPOSAL

The Merger Proposal

ChampionX is requesting that ChampionX stockholders adopt the Merger Agreement. For a detailed discussion of the terms of the Merger Agreement and the Transactions, including the Merger, see the section entitled “The Merger Agreement.” As discussed in the section entitled “The Merger—ChampionX’s Reasons for the Merger; Recommendation of the ChampionX Board of Directors,” after careful consideration, the ChampionX Board unanimously (i) determined the Merger Agreement and the consummation of the Merger and the Transactions, to be fair to and in the best interests of ChampionX and its stockholders, (ii) declared the Merger Agreement and the consummation of the Transactions, including the Merger, to be advisable, (iii) authorized and approved the Merger Agreement, including the execution, delivery and performance thereof, (iv) directed that the Merger Agreement be submitted to the ChampionX stockholders for their consideration and adoption and (v) recommended the ChampionX stockholders adopt the Merger Agreement.

Approval of the Merger Proposal is a condition to the completion of the Merger. If the Merger Proposal is not approved, the Merger will not be consummated. For a detailed discussion of the terms and conditions of the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger.”

Vote Required for Approval

Approval of the Merger Proposal requires, assuming a quorum is present, the affirmative vote of the holders of a majority of the outstanding shares of ChampionX common stock entitled to vote at the ChampionX Special Meeting. Abstentions, a broker non-vote or a failure to vote will have the same effect as a vote “AGAINST” the Merger Proposal.

Recommendation of the ChampionX Board

THE CHAMPIONX BOARD UNANIMOUSLY RECOMMENDS THAT THE CHAMPIONX STOCKHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

PROPOSAL 2: THE COMPENSATION PROPOSAL

The Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, ChampionX is requesting the ChampionX stockholders approve, by a non-binding, advisory vote, the compensation that may be received by ChampionX’s named executive officers in connection with the Merger as disclosed in the section entitled “The Merger—Interests of ChampionX’s Directors and Executive Officers in the Merger” including the footnotes, tables and associated narrative discussion.

The ChampionX Board unanimously recommends that ChampionX stockholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to ChampionX’s named executive officers that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled “The Merger—Interests of ChampionX’s Directors and Executive Officers in the Merger,” including the associated footnotes, tables and narrative discussion and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED on an advisory basis.”

Vote Required for Approval

The Compensation Proposal is a vote separate and apart from the vote to adopt the Merger Agreement, and approval of the Compensation Proposal is not a condition to the completion of the Merger. Accordingly, you may vote to approve the Compensation Proposal and vote not to adopt the Merger Agreement and vice versa. Because the vote is advisory in nature only, it will not be binding on ChampionX. Accordingly, to the extent that ChampionX is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Merger Agreement is adopted and the Merger consummated, regardless of the outcome of the Compensation Proposal.

Approval of the Compensation Proposal requires, assuming a quorum is present, affirmative vote of the holders of a majority of the voting power of ChampionX common stock present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Compensation Proposal. Broker non-votes and failure of any ChampionX stockholder to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Compensation Proposal.

Recommendation of the ChampionX Board

THE CHAMPIONX BOARD UNANIMOUSLY RECOMMENDS THAT THE CHAMPIONX STOCKHOLDERS VOTE, ON AN ADVISORY BASIS, “FOR” THE APPROVAL OF THE COMPENSATION PROPOSAL.

PROPOSAL 3: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal

ChampionX is requesting that ChampionX stockholders approve the adjournment of the ChampionX Special Meeting, if necessary, (1) to solicit additional proxies in favor of the Merger Proposal if (a) there are holders of an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum at such meeting or (b) there are insufficient votes at the time of such adjournment to approve the Merger Proposal or (2) to allow reasonable additional time for the filing and mailing of any required supplement or amendment to this proxy statement/prospectus, and the review of such materials by ChampionX stockholders.

If, at the ChampionX Special Meeting, (i) the number of shares of ChampionX common stock represented and voting in favor of the Merger Proposal is insufficient to approve such proposal, (ii) there are an insufficient number of shares of ChampionX common stock present online or represented by proxy and entitled to vote at the ChampionX Special Meeting to constitute a quorum or (iii) ChampionX determines that it is necessary to adjourn the meeting to allow reasonable additional time for the filing and mailing of any required supplement or amendment to this proxy statement/prospectus, and the review of such materials by ChampionX stockholders, ChampionX may move to adjourn the ChampionX Special Meeting in order to enable the ChampionX Board to solicit additional proxies to obtain a quorum or for approval of the Merger Proposal.

Vote Required for Approval

Approval of the Adjournment Proposal requires, whether or not a quorum is present, the affirmative vote of the holders of a majority of the voting power of ChampionX common stock present online or represented by proxy and entitled to vote on such matter at the ChampionX Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes and failure of any ChampionX stockholders to submit a vote (e.g., by not submitting a proxy or not voting online) will have no effect on the Adjournment Proposal.

Recommendation of the ChampionX Board

THE CHAMPIONX BOARD UNANIMOUSLY RECOMMENDS THAT THE CHAMPIONX STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER

Structure of the Merger

Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will merge with and into ChampionX, in accordance with the requirements of Delaware law, whereupon the separate existence of Merger Sub will cease and ChampionX will continue as the Surviving Corporation in the Merger as an indirect wholly owned subsidiary of SLB. Following the Merger, shares of ChampionX common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.

Background of the Merger

As part of the ongoing review of ChampionX’s business, the ChampionX Board and management team regularly evaluate ChampionX’s historical performance, future growth prospects and overall strategic objectives to achieve its long-term strategic, operational and financial goals and enhance stockholder value. The topics of these conversations have included, among other things, developments in the oil and gas industry, generally, including recent M&A activity and investor focus within the industry on consistent return of capital and lower cost of capital, as well as ChampionX’s position in the industry. The ChampionX Board has, in connection with such reviews, evaluated ChampionX’s business plan and considerations associated with continuing to execute on the business plan. At the direction of the ChampionX Board, such reviews have also included periodic updates from ChampionX’s management and its advisors regarding the general landscape of mergers and acquisitions and other strategic transactions and the likelihood and risks associated with such transactions. In addition, from time-to-time Mr. Sivasankaran Somasundaram, the President and Chief Executive Officer of ChampionX, has engaged in informal conversations about potential strategic transactions involving ChampionX with senior executives of other companies in the industry. The ChampionX Board was provided with regular updates regarding these interactions during their meetings.

During August 2023, the Chief Executive Officer of Party A, a company in the oil and gas industry, and an acquaintance of Mr. Somasundaram, met with Mr. Somasundaram in Houston, Texas. During this meeting, the Chief Executive Officer of Party A indicated that Party A was preparing for an upcoming strategy review, and raised the possibility of a potential business combination transaction involving Party A and ChampionX. The Chief Executive Officer of Party A had previously raised the possibility of a potential business combination transaction involving Party A and ChampionX to Mr. Somasundaram in passing, but no transaction terms had ever been discussed. Mr. Somasundaram told the Chief Executive Officer of Party A that he would discuss with the ChampionX Board and promptly informed the ChampionX Board of the contact with Party A. The ChampionX Board expressed support for engaging in preliminary discussions with Party A in respect of a potential transaction, and ChampionX’s management and its advisors subsequently considered the potential terms of a transaction involving Party A.

On November 12, 2023, ChampionX and Party A executed a confidentiality agreement, which included customary limitations regarding the use and disclosure of ChampionX’s confidential information and customary standstill obligations applicable to Party A that terminated automatically upon the entry by ChampionX into a definitive agreement with respect to a business combination transaction with another party.

On November 15, 2023, the Chief Executive Officer of Party B, a company in the oil and gas industry, and Mr. Somasundaram met in Houston, Texas. At the meeting, the Chief Executive Officer of Party B expressed an interest in exploring a potential business combination transaction involving Party B and ChampionX and discussed with Mr. Somasundaram the strategic rationale of such transaction from Party B’s perspective. Mr. Somasundaram told the Chief Executive Officer of Party B that he would discuss with the ChampionX Board and promptly informed the ChampionX Board of the contact with Party B.

On November 29, 2023, Mr. Olivier Le Peuch, Chief Executive Officer of SLB, who had met Mr. Somasundaram at the airport in early October 2023 and with whom Mr. Somasundaram had exchanged business cards, contacted Mr. Somasundaram to request a meeting, but did not indicate the purpose of the meeting. The meeting was scheduled for December 8, 2023.

During December 2023, ChampionX and Party A held periodic discussions on preliminary principal terms in respect of a potential transaction involving ChampionX and Party A, including the fact that Party A did not think such a transaction would involve a meaningful premium for ChampionX stockholders and ChampionX’s belief that such a transaction should involve a meaningful premium for its stockholders.

On December 8, 2023, Mr. Le Peuch and Mr. Somasundaram met in Houston, Texas. During the course of their discussion, Mr. Le Peuch discussed with Mr. Somasundaram the possibility of exploring a potential transaction involving ChampionX and SLB. Mr. Le Peuch discussed with Mr. Somasundaram the strategic benefits and synergies of a potential transaction from SLB’s perspective, including SLB’s interest in increasing its presence in the production chemicals space and artificial lift business. Mr. Le Peuch also noted SLB’s appreciation of ChampionX’s success in growing its business in North America. No specific transaction terms were discussed, but Mr. Le Peuch indicated that if ChampionX were interested, SLB would work to prepare a proposal. Mr. Somasundaram indicated to Mr. Le Peuch that he would discuss potential next steps with the ChampionX Board.

Later on December 8, 2023, the ChampionX Board held a meeting by videoconference to discuss the ongoing conversations with Party A, which was attended by members of ChampionX senior management and representatives of Centerview, with whom ChampionX management and the ChampionX Board regularly consulted. At the meeting, the ChampionX Board considered the discussions with Party A, including Party A’s position that any potential transaction involving Party A and ChampionX would not involve a meaningful premium for ChampionX stockholders, as well as the ChampionX Board’s position that any such potential transaction should deliver a meaningful premium to ChampionX stockholders, and potential proposed terms for progressing discussions with Party A. During the meeting, Mr. Somasundaram also discussed with the ChampionX Board his December 8th meeting with Mr. Le Peuch. Following discussion and deliberation, the ChampionX Board indicated it would be willing to consider the terms of a proposal from SLB, as well as its continued belief that a transaction involving Party A should involve a meaningful premium to ChampionX stockholders. Following such discussion, Mr. Somasundaram indicated to Mr. Le Peuch that the ChampionX Board would be willing to consider the terms of a proposal with respect to a possible transaction involving SLB.

On December 20, 2023, Mr. Somasundaram requested a call with Mr. Le Peuch, which was held on December 21, 2023. During the call, Mr. Somasundaram asked Mr. Le Peuch whether SLB intended to submit an offer for a proposed business combination transaction involving ChampionX and, if so, on what terms. Mr. Le Peuch indicated that SLB was continuing to evaluate proposed terms for a potential transaction involving ChampionX, and no specific transaction terms were discussed during this time.

On December 31, 2023, consistent with Mr. Somasundaram’s discussions with the ChampionX Board, Mr. Somasundaram verbally proposed to Party A terms for a potential transaction involving ChampionX and Party A whereby ChampionX stockholders would receive 49.9% of the equity interests in the combined company and equityholders of Party A would retain 50.1% of the equity interests in the combined company. Shortly thereafter, the Chair of the board of directors of Party A contacted Mr. Dan Rabun, Chair of the ChampionX Board, to convey, among other things, that such terms would not be acceptable to Party A, and Party A would not proceed with a transaction involving a meaningful premium to ChampionX stockholders. Following such feedback, ChampionX and Party A ceased discussions on a potential transaction involving ChampionX and Party A.

On January 2, 2024, Mr. Le Peuch contacted Mr. Somasundaram to request the contact information of Mr. Rabun, as Mr. Jim Hackett, Chair of the SLB Board, wished to speak with him.

On January 3, 2024, Mr. Hackett contacted Mr. Rabun to affirm SLB’s interest in a potential transaction with ChampionX. Mr. Hackett indicated that SLB had heard rumors of a potential transaction involving ChampionX.

Mr. Rabun noted that the ChampionX Board would be willing to consider a proposal from SLB, but any such proposal would need to deliver a meaningful premium to ChampionX stockholders in light of the business plan and prospects of ChampionX. On January 8, 2024, Mr. Hackett again contacted Mr. Rabun to indicate that the SLB Board would be meeting to discuss a potential proposal in the coming weeks. Mr. Rabun and Mr. Hackett discussed, among other things, the type of consideration to ChampionX shareholders (stock, cash or a combination of both). Mr. Rabun reiterated ChampionX’s position that any proposal would need to deliver a meaningful premium to ChampionX stockholders.

On January 18, 2024, the SLB Board held a meeting by videoconference, which was attended by members of SLB senior management. At the meeting, the SLB Board discussed and considered a potential transaction involving ChampionX, including the strategic rationale for the transaction and potential synergies. Mr. Le Peuch provided the SLB Board with a summary of his preliminary discussions with Mr. Somasundaram and advised the SLB Board that the next step would be for SLB to provide ChampionX with a non-binding letter of intent expressing SLB’s desire to acquire ChampionX in an all-stock transaction. On January 19, 2024, Mr. Le Peuch contacted Mr. Somasundaram to request a meeting, which was scheduled for January 22, 2024.

On January 22, 2024, Mr. Le Peuch met with Mr. Somasundaram in Houston, Texas to inform him that SLB was preparing to submit a proposal for SLB to acquire all of the issued and outstanding shares of ChampionX common stock in an all-stock transaction. Mr. Le Peuch did not provide Mr. Somasundaram with any indication of the valuation or offer price that would be reflected in the proposal during the meeting. Mr. Somasundaram inquired whether SLB would be proposing cash consideration to ChampionX stockholders in light of the relative size of the two companies, and indicated to Mr. Le Peuch that any proposal would need to deliver a meaningful premium to ChampionX stockholders in light of the business plan and prospects of ChampionX. Mr. Le Peuch pointed out that many transactions in the oil and gas services industry do not involve a meaningful premium, and did not discuss the form of consideration that might be included in a proposal.

On January 23 and 24, 2024, the SLB Board held a series of meetings by videoconference, which were attended by members of SLB senior management. At the meetings, the SLB Board reviewed certain materials that had been provided in advance of the meetings and prepared by members of SLB senior management and Goldman Sachs & Co. LLC (“Goldman Sachs”), financial advisor to SLB, with respect to a potential transaction involving ChampionX, including materials addressing the strategic rationale and potential synergies and a preliminary financial analysis of the proposed transaction, as well as the potential cost of the transaction. Mr. Le Peuch provided the SLB Board with a summary of his January 22 discussion with Mr. Somasundaram, including that Mr. Somasundaram had inquired as to whether SLB would consider an all-cash proposal. The SLB Board then discussed a range of potential transaction structures and related tax implications with respect to the proposed transaction. Following discussion with SLB’s management, the SLB Board determined to continue to discuss proposed terms for a transaction involving ChampionX.

On January 26, 2024, Mr. Le Peuch contacted Mr. Somasundaram to indicate that SLB was preparing to submit a proposal in respect of a potential transaction involving ChampionX, and may do so in the coming weeks.

On February 22, 2024, the SLB Board held a meeting by videoconference, which was attended by members of SLB senior management. At the meeting, the SLB Board discussed the strategic rationale for the transaction and potential synergies and a preliminary financial analysis of the proposed transaction, as well as the potential costs of the transaction. Following such discussion, the SLB Board authorized SLB management to make a non-binding proposal to acquire ChampionX in an all-stock transaction. On February 23, 2024, Mr. Le Peuch contacted Mr. Somasundaram to request a meeting, which was scheduled for February 29, 2024.

On February 29, 2024, Mr. Le Peuch met with Mr. Somasundaram in Houston, Texas and provided Mr. Somasundaram with a letter setting forth a non-binding proposal for SLB to acquire all of the issued and outstanding shares of ChampionX common stock in an all-stock transaction in which holders of ChampionX common stock would receive $36.70 for each share of ChampionX common stock (the “February 29 SLB

Proposal”), payable in shares of SLB common stock. The February 29 SLB Proposal indicated, among other things, that SLB would be prepared to execute definitive documentation and announce a transaction in approximately 4 to 6 weeks, but did not include a proposed exchange ratio with respect to the contemplated stock consideration to be issued in the transaction. Promptly following receipt, Mr. Somasundaram shared the February 29 SLB Proposal with the ChampionX Board and ChampionX’s advisors.

Also on February 29, 2024, Mr. Somasundaram met with the Chief Executive Officer of Party B for a follow-up informal conversation about a potential strategic transaction involving ChampionX and Party B. During the meeting, Mr. Somasundaram conveyed that the potential transaction did not offer compelling strategic merits because the two companies did not have complementary businesses or offerings, there was no compelling strategic or market-based rationale for the potential transaction, and as a result a potential transaction involving Party B would not present an attractive opportunity to ChampionX stockholders. No further discussions were had between ChampionX and Party B.

On March 1, 2024, an update call was held with the ChampionX Board, members of ChampionX senior management and representatives of Centerview and Weil, Gotshal & Manges LLP (“Weil”), legal counsel to ChampionX, to discuss the terms of the February 29 SLB Proposal. The ChampionX Board discussed its preliminary views on the February 29 SLB Proposal and determined to discuss the proposal further at the upcoming previously scheduled ChampionX Board meeting.

On March 5, 2024, the ChampionX Board held a meeting by videoconference, which was attended by members of ChampionX senior management and representatives of Centerview and Weil. At the meeting, the ChampionX Board discussed the February 29 SLB Proposal, including the proposal that holders of ChampionX common stock would receive $36.70 for each share of Champion X common stock, payable in shares of SLB common stock, and the fact that such consideration implied an exchange ratio of 0.759 shares of SLB common stock for each share of ChampionX common stock based on the closing price of SLB common stock as of February 29, 2024. Representatives of Centerview discussed with the ChampionX Board the stock price performance of SLB and ChampionX over the prior three-year period and their stock price performance relative to one another, as well as certain preliminary financial valuation analyses in connection with the February 29 SLB Proposal. The ChampionX Board discussed and considered the valuation of ChampionX implied by the February 29 SLB Proposal, the value of the SLB common stock proposed to be issued as consideration in the potential transaction, the strategic benefits of a potential transaction, including potential synergies from the two businesses, as well as the risks associated with a potential transaction, including as compared to other potential transaction counterparties and ChampionX’s ability to continue to execute its strategic plan. The ChampionX Board also discussed with ChampionX management and its advisors the mechanics of an all-stock transaction and the potential timetable in respect of closing a potential transaction. Following discussion and deliberation, the ChampionX Board expressed their support for engaging in preliminary discussions regarding a potential all-stock transaction with SLB, subject to SLB increasing the proposed price for each share, as the ChampionX Board believed the $36.70 offer did not represent sufficient value to holders of ChampionX common stock. The ChampionX Board authorized Mr. Somasundaram to respond to SLB, requesting an increase in price to $38.50 for each share of ChampionX common stock, in order for the companies to engage in further discussions. The ChampionX Board also authorized ChampionX senior management to engage Centerview, subject to receipt of information with respect to any potential conflicts of interest that Centerview may have with respect to a potential transaction involving SLB and negotiation of acceptable fees and other terms. The ChampionX Board determined it was appropriate to retain Centerview as ChampionX’s financial advisor based upon Centerview’s reputation, qualification, experience in mergers and acquisition, financial analyses and capital markets and their familiarity with ChampionX.

On March 6, 2024, Centerview delivered to ChampionX senior management a summary of potential relationships with SLB that the ChampionX Board should consider prior to engaging Centerview to assist the ChampionX Board with respect to the potential transaction with SLB, which was subsequently shared with the ChampionX Board. The summary confirmed, among other things, that, since January 1, 2022, Centerview had not been engaged to perform financial advisory work for SLB or received any fees from SLB or any of its subsidiaries. Thereafter, Centerview and ChampionX worked to formalize the terms of Centerview’s engagement under a formal engagement letter, which was executed on April 1, 2024.

On March 7, 2024, Mr. Somasundaram contacted Mr. Le Peuch to provide him with the feedback from the ChampionX Board on the February 29 SLB Proposal. During that discussion, Mr. Somasundaram indicated to Mr. Le Peuch that the ChampionX Board would be willing to engage in further discussions if SLB would increase the offer price to $38.50 for each share of ChampionX common stock, payable in shares of SLB common stock.

Later on March 7, 2024, Mr. Le Peuch, on behalf of SLB, sent Mr. Somasundaram an updated written non-binding proposal for SLB to acquire all of the issued and outstanding shares of ChampionX common stock for $37.80 per share of Champion X common stock (the “March 7 SLB Proposal”), payable in shares of SLB common stock. The March 7 SLB Proposal also indicated, among other things, that SLB expected to be able to complete due diligence within approximately 20 business days following March 12, 2024, and proposed that the parties agree to a 30-day mutual exclusivity period and enter into a mutually acceptable confidentiality agreement. Promptly following receipt, Mr. Somasundaram shared the March 7 SLB Proposal with the ChampionX Board and ChampionX’s advisors.

Later on March 7, 2024, ChampionX senior management and representatives of Centerview updated the ChampionX Board on the March 7 SLB Proposal. After discussion regarding the March 7 SLB Proposal, including the fact that such consideration implied an exchange ratio of 0.744 shares of SLB common stock for each share of ChampionX common stock based on the closing price of SLB common stock as of March 7, 2024, the ChampionX Board considered the revised offer price and expressed their support for moving forward with preliminary discussions with SLB and entering into a confidentiality agreement with SLB in order to enable SLB, as well as ChampionX, to conduct due diligence on each other’s businesses, and to enable the parties to discuss potential transaction terms.

On March 8, 2024, Mr. Somasundaram communicated to Mr. Le Peuch that ChampionX was interested in proceeding with preliminary discussions regarding a potential transaction with SLB and in entering into a mutually acceptable confidentiality agreement, but that ChampionX would not agree to a mutual exclusivity period. Mr. Le Peuch confirmed to Mr. Somasundaram that SLB was interested in proceeding with due diligence and discussions regarding a potential transaction involving the companies. Mr. Le Peuch also indicated that SLB was willing to forego SLB’s request that the parties agree to a mutual exclusivity period, but requested via email to Mr. Somasundaram on March 8, 2023 that, for purposes of expediting diligence and ensuring that ChampionX management and its advisors were focused on the potential transaction, ChampionX not pursue any active search of alternative offers while the diligence efforts were underway. Also on March 8, 2023, Mr. Somasundaram acknowledged receipt of Mr. Le Peuch’s email and confirmed ChampionX’s agreement on the path forward.

Later on March 8, 2024, ChampionX and SLB executed a confidentiality agreement, which did not include standstill restrictions applicable to SLB. Following execution of the confidentiality agreement, each of ChampionX and SLB conducted diligence on the other party, which continued until execution of the Merger Agreement, including through various meetings covering financial, operational, legal and regulatory, accounting and tax diligence on March 13, 14, 15, 18, 19, 20, 21, 22, 25 and 26, 2024.

On March 12, 2024, Saurabh Nitin, Senior Vice President, Corporate Strategy, Development and Energy Transition of ChampionX, and Vijay Kasibhatla, Director, Mergers and Acquisitions of SLB, met in Houston, Texas to discuss SLB’s and ChampionX’s respective approaches to, and commencement of, diligence, as well as potential synergies that could be generated as a result of the potential transaction. No specific transaction terms were discussed during this meeting.

On March 13, 2024, representatives of ChampionX and SLB each held management presentations on their respective businesses, which were attended by representatives of Centerview, Goldman Sachs, and Latham &

Watkins LLP (“Latham”), legal advisor to SLB. No specific transaction terms were discussed during this meeting.

On March 15, 2024, the ChampionX Board held a meeting by videoconference, which was attended by members of ChampionX senior management and representatives of Centerview and Weil. At the meeting, the ChampionX Board discussed and considered the potential transaction with SLB, including the strategic rationale for the transaction and potential synergies, and received an update from ChampionX management and Centerview on how both companies’ due diligence of the other was progressing and other transaction work streams. The ChampionX Board discussed with ChampionX’s senior management and the company’s advisors the fact that the share price of both companies’ stock had continued to increase since the March 7 SLB Proposal and the impact of such movement on the ChampionX share price implied by the March 7 SLB Proposal. The ChampionX Board also acknowledged that the parties would need to discuss and align on a final exchange ratio and directed ChampionX’s senior management to continue to work with ChampionX’s advisors to finalize due diligence and progress transaction documentation in parallel.

On March 18, 2024, representatives of ChampionX management and SLB management met to discuss the potential synergies that could be generated as a result of the potential transaction. No specific transaction terms were discussed during this meeting.

Also on March 18, 2024, Latham sent Weil a draft merger agreement, which, among other things, (i) included a regulatory cooperation covenant that limited SLB’s obligation to agree to potential remedies to those that would not result in a loss of more than 5% of ChampionX’s aggregate annual 2023 revenues, (ii) did not include a regulatory reverse termination fee to be paid by SLB if the merger agreement was terminated for circumstances relating to the failure to obtain regulatory approvals or in the event of a legal restraint prohibiting the transaction, (iii) did not include a provision that would permit ChampionX to terminate the merger agreement in order to accept a “superior proposal,” (iv) included a provision that if the ChampionX Board changed its recommendation with respect to the SLB transaction, SLB could require ChampionX to allow the ChampionX shareholders to decide whether to support the transaction at a special meeting of the ChampionX shareholders (the “stockholder vote provision”) and (v) included a termination fee equal to 5% of the ChampionX equity value implied by the transaction to be paid by ChampionX if the merger agreement was terminated in the event that the ChampionX Board changed its recommendation or in certain cases where ChampionX consummated an alternative transaction.

On March 22, 2024, the ChampionX Board held a meeting by videoconference, which was attended by members of ChampionX senior management and representatives of Centerview and Weil. At the meeting, the ChampionX Board received an update on the synergy discussions with SLB earlier that week, the diligence process to date and an overview of key terms proposed by the draft merger agreement, including those related to regulatory matters and the stockholder vote provision. The ChampionX Board also discussed the terms of the March 7 SLB Proposal, including the fact that the offer price of $37.80 for each share of ChampionX common stock would need to be expressed as an exchange ratio pursuant to which each share of ChampionX common stock would convert into shares of SLB common stock. The ChampionX Board considered the potential implied exchange ratio based upon the closing trading price and volume weighted average trading price over different time periods of shares of SLB common stock. The ChampionX Board noted that the March 7 SLB Proposal had implied an exchange ratio of 0.744 based upon the closing trading price of SLB common stock as of March 7, 2024. The ChampionX Board expressed its continued support in respect of continuing discussions on the potential transaction with SLB and authorized Mr. Somasundaram to discuss an exchange ratio of 0.744 with Mr. Le Peuch, with the understanding that there likely would be further negotiation on the exchange ratio.

On March 24, 2024, Mr. Somasundaram contacted Mr. Le Peuch to discuss the proposed exchange ratio with respect to the transaction. During that discussion, Mr. Somasundaram indicated that consideration of $37.80 for each share of ChampionX common stock, payable in shares of SLB common stock, as proposed by the March 7 SLB Proposal implied an exchange ratio of 0.744 based upon the closing trading price of SLB common stock as of March 7, 2024. Mr. Somasundaram therefore proposed to Mr. Le Peuch an exchange ratio of 0.744 for the potential transaction. Mr. Le Peuch indicated to Mr. Somasundaram that this exchange ratio would not have the support of the SLB Board, but that SLB would continue to negotiate toward mutually agreeable transaction terms.

On March 24, 2024, Weil sent a revised draft merger agreement to Latham, which, among other things, (i) included a regulatory cooperation covenant that limited SLB’s obligation to agree to potential remedies to those that that would not reasonably be expected to be material to ChampionX and its subsidiaries, taken as a whole, (ii) proposed a regulatory reverse termination fee that would be payable by SLB equal to 7% of ChampionX’s equity value implied by the transaction, (iii) rejected the proposed stockholder vote provision, (iv) included a provision that would enable ChampionX to terminate the merger agreement to accept a “superior proposal” (the “superior proposal termination right”) and (v) proposed the termination fee that would be payable by ChampionX be equal to 2.5% of ChampionX’s equity value implied by the transaction.

On March 26, 2024, Latham sent a revised draft merger agreement to Weil, which, among other things, (i) included a regulatory cooperation covenant that limited SLB’s obligation to agree to potential remedies to those that would not result in a loss of more than 6.75% of ChampionX’s aggregate annual 2023 revenues, (ii) removed the proposed regulatory reverse termination fee that would be payable by SLB, (iii) reinserted the stockholder vote provision, (iv) removed the proposed superior proposal termination right and (v) proposed the termination fee that would be payable by ChampionX be equal to 4.25% of ChampionX’s equity value implied by the transaction.

On March 26, 2024, Mr. Nitin sent Mr. Kasibhatla an email emphasizing ChampionX’s position that the exchange ratio for the proposed transaction should equal 0.744 shares as conveyed by Mr. Somasundaram to Mr. Le Peuch on March 24, 2024, and further describing ChampionX’s rationale for its position.

On March 27, 2024, Mr. Kasibhatla, Ms. Dianne Ralston, Chief Legal Officer and Secretary of SLB, other members of SLB management, representatives of Latham, Ms. Julia Wright, Senior Vice President, General Counsel and Secretary of ChampionX, and representatives of Weil held a meeting by videoconference to discuss certain open points on the draft merger agreement, including, among others, the regulatory cooperation covenant, the regulatory reverse termination fee, the stockholder vote provision, the superior proposal termination right and the termination fee.

Following such discussion, later on March 27, 2024, Weil sent a revised draft merger agreement to Latham, which, among other things, (i) included a regulatory cooperation covenant that limited SLB’s obligation to agree to potential remedies to those that would not result in a loss of more than 15% of ChampionX’s aggregate annual 2023 revenues, (ii) reinserted a regulatory reverse termination fee what would be payable by SLB equal to 6.50% of ChampionX’s equity value implied by the transaction, (iii) proposed the termination fee that would be payable by ChampionX be equal to 3% of ChampionX’s equity value implied by the transaction, (iv) rejected the stockholder vote provision and (v) included the superior proposal termination right. Also on March 27, 2024, Weil sent to Latham an initial draft of the ChampionX disclosure schedules to the merger agreement.

Later on March 27, 2024, Mr. Le Peuch met with Mr. Somasundaram in Houston, Texas to convey that SLB was proposing an exchange ratio for the transaction of 0.72 shares of SLB common stock for each share of ChampionX common stock. During that discussion, Mr. Somasundaram noted that such exchange ratio would not provide sufficient value for ChampionX stockholders, particularly given the increases in both companies’ share prices since March 7, 2024, and suggested that a special cash dividend to be paid by ChampionX to its stockholders prior to the closing of the potential transaction may address the perceived gap in value. Mr. Le Peuch indicated that SLB would consider the exchange ratio, as well as the potential cash dividend.

On March 28, 2024, the SLB Board held a meeting by videoconference, which was attended by members of SLB senior management. At the meeting, SLB management provided the SLB Board with an update on recent discussions between SLB and ChampionX and discussed key terms that were subject to continuing negotiation in the merger agreement, including, among others, the inclusion of the stockholder vote provision, the amount and triggers to payment of termination fees payable by each of ChampionX and SLB, and certain employment-related matters. The SLB Board authorized SLB management to continue to negotiate a transaction with ChampionX within certain price parameters agreed during the meeting.

Also on March 28, 2024, the ChampionX Board held a meeting by videoconference, which was attended by members of ChampionX senior management and representatives of Centerview and Weil. At the meeting, the ChampionX Board discussed the potential benefits and synergies of the transaction based on diligence findings and received updates on legal and other diligence findings to date, key terms of and open points in the draft merger agreement and other transaction work streams. The ChampionX Board also discussed with ChampionX’s senior management and the company’s advisors the prior day’s discussion between Mr. Somasundaram and Mr. Le Peuch, the recent share prices of SLB and ChampionX, the range of potential exchange ratios that could be applicable in the potential transaction, and what these exchange ratios implied in terms of value to holders of ChampionX common stock, as well as ways to address the gap in valuation between the parties, including with a special cash dividend to be paid to ChampionX stockholders. Following discussion and deliberation, the ChampionX Board expressed its support in respect of continuing discussions on the potential transaction with SLB, with the understanding that SLB would be reverting with a proposal on the exchange ratio.

On March 29, 2024, Mr. Le Peuch contacted Mr. Somasundaram to inform him that SLB would be sending Mr. Somasundaram a revised written non-binding proposal (the “March 29 SLB Proposal”). Thereafter, Mr. Le Peuch sent a letter to Mr. Somasundaram setting forth the March 29 SLB Proposal, which proposed (i) an exchange ratio of 0.73 shares of SLB common stock for each share of ChampionX common stock, (ii) a regulatory cooperation covenant that limited SLB’s obligation to agree to potential remedies to those that would not result in a loss of more than 8% of ChampionX’s aggregate annual 2023 revenues, (iii) a regulatory reverse termination fee that would be payable by SLB equal to 3.25% of ChampionX’s enterprise value implied by the transaction, (iv) a termination fee that would be payable by ChampionX equal to 3.25% of ChampionX’s enterprise value implied by the transaction, (v) the stockholder vote provision and (vi) no special cash dividends. Promptly following receipt, Mr. Somasundaram shared the March 29 SLB Proposal with the ChampionX Board and the company’s advisors.

Also on March 29, 2024, Latham sent to Weil a revised draft merger agreement that reflected terms consistent with those in the March 29 SLB Proposal and an initial draft of the SLB disclosure schedules.

Also on March 29, 2024, and following receipt of the March 29 SLB Proposal, the ChampionX Board held a meeting by videoconference, which was attended by members of ChampionX senior management and representatives of Centerview and Weil, to discuss the terms of the March 29 SLB proposal. Representatives of Centerview reviewed with the ChampionX Board Centerview’s preliminary financial analyses of the proposed exchange ratio of 0.73 shares of SLB common stock for each share of ChampionX common stock. The ChampionX Board discussed the illustrative value contemplated by the March 29 SLB Proposal, as well as how it compared to ChampionX’s proposal of an exchange ratio of 0.744 shares of SLB common stock for each share of ChampionX common stock, and ways to address the gap in value, including the possibility of paying a special cash dividend to ChampionX stockholders and how much cash would be needed to support such a proposal. The ChampionX Board also discussed and considered the other terms included in the March 29 SLB Proposal, including with respect to regulatory matters, contractual rights to pursue alternative transactions and transaction certainty, including the fact that they did not believe that a termination fee of 3.25% of ChampionX’s enterprise value implied by the terms of the transaction, nor the stockholder vote provision, would preclude any other potential acquirer from making a proposal to acquire ChampionX following the announcement of the potential transaction, if such a potential acquirer wanted to do so. Following deliberation, the ChampionX Board directed Mr. Somasundaram to prepare a written proposal to SLB setting forth the terms discussed with the ChampionX Board.

Later on March 29, 2024, Mr. Somasundaram contacted Mr. Le Peuch to inform him that ChampionX would be sending a written response to SLB’s latest proposal (the “March 29 ChampionX Proposal”) and, thereafter, sent Mr. Le Peuch the March 29 ChampionX Proposal. The March 29 ChampionX Proposal proposed (i) an exchange ratio of 0.73 shares of SLB common stock for each share of ChampionX common stock, and the ability of the ChampionX Board to declare and to pay a special cash dividend of $0.60 for each share of ChampionX common stock prior to the closing of the potential transaction, (ii) a regulatory cooperation covenant that limited SLB’s obligation to agree to potential remedies to those that would not result in a loss of more than 15% of ChampionX’s aggregate annual 2023 revenues and (iii) a regulatory reverse termination fee that would be payable by SLB equal to 4% of ChampionX’s enterprise value implied by the transaction.

On March 30, 2024, Mr. Kasibhatla requested, and Mr. Saurabh Nitin provided, additional due diligence materials relating to ChampionX’s cash flow forecast.

Also on March 30, 2024, Mr. Le Peuch contacted Mr. Somasundaram to inform him that SLB would be sending a revised written non-binding proposal (the “March 30 SLB Proposal”). During that discussion, Mr. Le Peuch noted to Mr. Somasundaram that the March 30 SLB Proposal represented SLB’s final position with respect to the economic terms of the potential transaction. Thereafter, Mr. Le Peuch sent Mr. Somasundaram the March 30 SLB Proposal, which proposed (i) an exchange ratio of 0.735 shares of SLB common stock for each share of ChampionX common stock, with no special cash dividend to ChampionX stockholders prior to the closing of the potential transaction, (ii) a regulatory cooperation covenant that limited SLB’s obligation to agree to potential remedies to those that would not result in a loss of more than 8% of ChampionX’s aggregate annual 2023 revenues and (iii) a regulatory reverse termination fee that would be payable by SLB equal to 4% of ChampionX’s enterprise value implied by the transaction. Promptly following receipt, Mr. Somasundaram shared the March 30 SLB Proposal with the ChampionX Board and the company’s advisors.

On March 30, 2024, and following receipt of the March 30 SLB Proposal, an update call was held with the ChampionX Board, members of ChampionX senior management and representatives of Centerview and Weil to consider the terms of the March 30 SLB Proposal. Representatives of Centerview reviewed with the ChampionX Board, Centerview’s preliminary financial analyses of the proposed exchange ratio of 0.735 shares of SLB common stock for each share of ChampionX common stock. Following discussion and deliberation, the ChampionX Board expressed their support for the exchange ratio and for the other terms of the March 30 SLB Proposal, subject to finalizing the documentation with respect to the transaction on terms acceptable to ChampionX.

Later on March 30, 2024, Mr. Somasundaram contacted Mr. Le Peuch to indicate ChampionX’s acceptance of the March 30 SLB Proposal, which Mr. Somasundaram subsequently confirmed via email.

Also on March 30, 2024, Weil sent comments on the draft merger agreement to Latham that, consistent with the ChampionX Board’s support of the March 30 SLB Proposal, reflected terms consistent with those of the March 30 SLB Proposal.

During the course of April 1, 2024, representatives of Latham and Weil negotiated remaining open terms of the draft merger agreement.

On April 1, 2024, the SLB Board held a meeting by videoconference, which was attended by members of SLB senior management. During the meeting, members of SLB’s management reviewed the history of negotiations with ChampionX and the principal terms of the draft merger agreement. The SLB Board discussed the strategic rationale for the potential transaction, the valuation implied by the exchange ratio, the synergies and potential benefits from the transaction, the risks associated with consummating the potential transaction, and the anticipated timing to closing, as well as the communication plan with stockholders, customers, employees, and other key constituents, and the proposed communications strategy in connection with the announcement of the proposed transaction. Following such discussion, the SLB Board approved SLB’s entry into the Merger Agreement and related matters.

In the evening of April 1, 2024, the ChampionX Board held a meeting by videoconference, which was attended by members of ChampionX senior management and representatives of Centerview and Weil. During the meeting, members of ChampionX’s management and its financial and legal advisors reviewed the history of negotiations with SLB and the terms of the draft merger agreement, which had been circulated to the ChampionX Board in advance of the meeting. Representatives of Centerview reviewed with the ChampionX Board Centerview’s financial analyses of the exchange ratio provided for in the proposed merger agreement. Representatives of Weil then reviewed with the ChampionX Board their fiduciary duties under Delaware law in the context of their consideration of the potential transaction, the principal terms of the draft merger agreement and a description of the other transaction documents, including the ChampionX disclosure schedules, the SLB disclosure schedules and the form of the certificate of incorporation of ChampionX. Representatives of Weil noted to the ChampionX Board that Weil and senior management were continuing to finalize certain provisions in the draft merger agreement, as well as the likely resolutions of such terms. The ChampionX Board discussed the strategic rationale for the potential transaction, the valuation implied by the exchange ratio, the value of the SLB common stock, the ability of ChampionX stockholders to participate in the value and opportunities of SLB after the merger, the synergies and potential benefits from the transaction as compared with the company’s standalone plan, the risks associated with consummating the potential transaction and the timing to closing, as well as the communication plan with stockholders, customers, employees, and other key constituents and the proposed communications strategy in connection with the announcement of the proposed transaction. Thereafter, representatives of Centerview rendered Centerview’s oral opinion, which was subsequently confirmed by delivery of its written opinion, to the ChampionX Board on April 1, 2024, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio provided for pursuant to the proposed merger agreement was fair, from a financial point of view, to holders of ChampionX common stock (other than holders of shares of ChampionX excluded stock). For more information, see the section of this proxy statement/prospectus entitled “—Opinion of Centerview.” Also at the meeting, representatives of Weil and Mr. Somasundaram outlined for the ChampionX Board the proposed terms of Centerview’s engagement pursuant to a formal engagement letter with Centerview. The ChampionX Board then authorized ChampionX to formally engage Centerview through entry into the engagement letter.

Following further discussion and deliberation, including taking into account the factors described below in greater detail in the section of this proxy statement/prospectus entitled “—ChampionX’s Reasons for the Merger; Recommendation of the ChampionX Board,” the ChampionX Board unanimously (i) determined the merger agreement and the consummation of the merger and the transactions, to be fair to and in the best interests of ChampionX and its stockholders, (ii) declared the merger agreement and the consummation of the transactions, including the merger, to be advisable, (iii) authorized and approved the merger agreement, including the execution, delivery and performance thereof, (iv) directed that the merger agreement be submitted to the stockholders of ChampionX for their consideration and adoption and (v) recommended that the stockholders of ChampionX adopt the merger agreement.

Following the meeting of the ChampionX Board, on April 1, 2024, ChampionX entered into an engagement letter with Centerview.

Throughout the evening of April 1, 2024 and early into the morning on April 2, 2024, representatives of ChampionX, SLB, Latham and Weil continued to finalize the outstanding terms of the draft merger agreement and the other transaction documents. The final transaction documents, including the merger agreement, ChampionX disclosure schedules, SLB disclosure schedules and the form of the certificate of incorporation of ChampionX as the surviving entity in the merger, all in a form consistent with the terms described to the ChampionX Board at the earlier meeting, were provided to the ChampionX Board on the morning of April 2, 2024, at which time the ChampionX Board unanimously confirmed their prior approval of, among other things, ChampionX’s entry into the merger agreement. Thereafter, the parties executed the merger agreement on the morning of April 2, 2024.

In the morning of April 2, 2024, the boards of directors of each of Sodium Holdco and Sodium Merger Sub held meetings at which they approved, among other things, the entry into the merger agreement by those respective entities.

Before the opening of financial markets in New York on April  2, 2024, ChampionX and SLB issued a joint press release announcing the execution of the merger agreement.

ChampionX’s Reasons for the Merger; Recommendation of the ChampionX Board of Directors

On April 1, 2024, the ChampionX Board unanimously (i) determined the Merger Agreement and the consummation of the Merger and the Transactions, to be fair to and in the best interests of ChampionX and its stockholders, (ii) declared the Merger Agreement and the consummation of the Transactions, including the Merger, to be advisable, (iii) authorized and approved the Merger Agreement, including the execution, delivery and performance thereof, (iv) directed that the Merger Agreement be submitted to the stockholders of ChampionX for their consideration and adoption and (v) recommended the stockholders of ChampionX adopt the Merger Agreement.

Accordingly, the ChampionX Board unanimously recommends that the ChampionX stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

In the course of reaching its determinations and recommendations, the ChampionX Board reviewed and discussed a significant amount of information, consulted with and received the advice of ChampionX’s outside legal and financial advisors, held discussions with ChampionX’s management and considered a number of factors that it believed supported its decision to enter into the Merger Agreement. The following are some of the significant factors that supported the ChampionX Board’s determination to approve the Merger Agreement and recommend adoption of the Merger Agreement by the ChampionX stockholders (which are presented below in no particular order and are not exhaustive):

Benefits of the Combination.

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The belief that the expected business, assets, financial condition, results of operations, business plan and prospects of ChampionX and SLB as a combined business would better position the Combined Company as a leader in the production space, with world-class production chemicals and artificial lift and digital technologies that together, are expected to be superior than those of ChampionX on a standalone basis;

•	The belief that SLB’s international footprint would allow the Combined Company to accelerate deployment of ChampionX’s products and technologies;

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The belief that ChampionX and SLB have a complementary footprint, customer profile and technology capability and will drive customer value through deep industry expertise and digital integration, as well as enhanced equipment life and production optimization;

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The belief that, while ChampionX has differentiated products and technology as well as a strong financial engine, the combination of ChampionX and SLB creates a broader portfolio and adds the resources and reach to enhance ChampionX’s expertise in production chemicals, artificial lift, drilling technologies, digital and emissions, as well as accelerate technology innovation in digital technologies and emissions; and

•

The belief that ChampionX and SLB share a vision for the future of energy that leverages technology and innovation to solve customers’ most complex problems and better serve the communities in which they operate in an economically and environmentally sustainable way.

Value and Composition of the Consideration.

•	The fact that the Exchange Ratio of 0.735 shares of SLB common stock for each share of ChampionX common stock implied consideration for each share of ChampionX common stock of $40.59, based on the closing price of SLB common stock as of April 1, 2024 (the last trading day prior to announcement of the Transactions), representing a 14.7% premium as compared to the closing price of ChampionX common stock as of April 1, 2024, and a 21.7% premium as compared to the 20-trading day volume weighted average trading price of ChampionX common stock as of April 1, 2024;

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The fact that the all-stock nature of the Equity Consideration allows ChampionX stockholders to participate in the value and opportunities of SLB after the Merger, including distributions and expected future growth;

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The fact that ChampionX stockholders as of immediately prior to the Merger will own approximately 9% of the outstanding shares of SLB common stock immediately following the closing (based on the number of shares of ChampionX common stock and SLB common stock outstanding as of April 1, 2024 on a fully diluted basis), which would allow current ChampionX stockholders the opportunity to participate in future earnings and growth of SLB and fully enjoy the benefits of the Merger through the realization of anticipated synergies;

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The fact that the Exchange Ratio provides for a fixed number of shares of SLB common stock for each share of ChampionX common stock, which provides ChampionX stockholders the opportunity to benefit from any increase in the trading price of SLB common stock prior to the closing;

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The fact that the Exchange Ratio was the result of extensive negotiation between the parties, including that the proposed Exchange Ratio had been increased on two separate occasions and the ChampionX Board’s belief that the final Exchange Ratio represented the best value that ChampionX could obtain from SLB;

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The fact that SLB pays quarterly cash dividends to its stockholders and that ChampionX stockholders will be entitled to participate in and receive any dividends or distributions paid on the shares of SLB common stock with a record date at or after the effective time of the Merger; and

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The ChampionX Board’s belief, after consideration of the potential for and benefits of alternative transactions, that it was unlikely that any reasonably available alternative transaction would result in more long-term value to ChampionX stockholders or deal certainty than would the Merger.

Synergies and Strategic Considerations.

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The belief that the combination of ChampionX and SLB provides compelling value creation and the opportunity to share in significant upside from the realization of synergies (reaching approximately $400 million pre-tax on an annualized basis within three years post-closing), including accelerated growth opportunities given the complementary nature of the respective portfolios;

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The belief of the ChampionX Board that the combination of SLB’s and ChampionX’s businesses will allow the Combined Company to achieve cost savings and potentially pursue additional commercial opportunities while enhancing the Combined Company’s ability to serve customers and potentially result in improved opportunities for growth as compared to the prospects of ChampionX on a standalone basis;

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The belief of the ChampionX Board that the Merger is more favorable to ChampionX stockholders than the other strategic alternatives available to ChampionX, including remaining as a standalone company, taking into consideration the feasibility of such alternatives and the significant risks and uncertainties associated with pursuing such alternatives;

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The fact that the financial profile of the Combined Company relative to that of ChampionX as a standalone company, has a more diversified revenue base with respect to product and service offerings, customers and geography, and greater free cash flow and the anticipated market capitalization, liquidity and capital structure of the Combined Company;

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The ChampionX Board’s familiarity with, and understanding of, ChampionX’s business, current business strategy and prospects, including the ChampionX Board’s views of the challenges and opportunities facing the oil and gas industry;

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The current and prospective business climate in the industries in which ChampionX and SLB operate, including the position of current and likely competitors of ChampionX and SLB, as well as the financial condition of the U.S. and global economies in general; and

•	The risk that pursuing other potential alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate the Merger with SLB.

Opinion of Financial Advisor.

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The financial analyses prepared by Centerview and discussed with the ChampionX Board and the oral opinion of Centerview rendered to the ChampionX Board on April 1, 2024, which was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to holders of ChampionX Common Stock (other than holders of shares of ChampionX Excluded Stock and any shares of ChampionX Common Stock held by any affiliate of ChampionX or SLB). For a detailed discussion of Centerview’s opinion, please see below under section entitled “—Opinion of ChampionX’s Financial Advisor.” The written opinion delivered by Centerview is attached to this proxy statement/prospectus as Annex B.

Due Diligence.

•	The fact that the ChampionX Board considered the results of the due diligence reviews of SLB and its business conducted by ChampionX’s management and its outside advisors;

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The absence of other strategic alternatives available to ChampionX that would provide comparable or superior value and terms, based in part on the ChampionX Board’s recognition of the risks and uncertainties related to increased competition in the markets in which ChampionX competes or may compete in the future; and

•	The historical and current market prices of ChampionX common stock and SLB common stock.

Likelihood of Completion of the Transaction.

•	The fact that the Merger and the issuance of SLB common stock in connection with the Merger are not subject to a vote of SLB shareholders;

•	The lack of a financing condition to closing;

•

The level of the commitments by the parties to obtain applicable regulatory approvals, including the fact that SLB would be required to pay ChampionX a termination fee of $326.6 million, which constitutes approximately 4% of ChampionX’s enterprise value in the Merger, under certain circumstances relating to termination of the Merger Agreement for the failure to obtain clearances under certain specified regulatory laws or in the event of a Mutual Legal Restraint that prohibits, prevents or makes illegal the consummation of the Transactions;

•	The assessment of the ChampionX Board, after considering the advice of counsel, regarding the likelihood of obtaining applicable regulatory approvals;

•	The circumstances under which the Merger Agreement can be terminated and the impact of such termination (see the section entitled “The Merger Agreement—Termination of the Merger Agreement”); and

•

ChampionX’s ability, under circumstances specified in the Merger Agreement, to seek specific performance of SLB’s and Merger Sub’s obligation to cause the Merger to occur and to prevent other breaches of the Merger Agreement.

Terms of the Merger Agreement.

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The belief that, in coordination with ChampionX’s legal advisors, the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the Merger Agreement may be terminated, are reasonable;

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The fact that ChampionX has the ability, at any time prior to obtaining the ChampionX Stockholder Approval and under certain circumstances, to consider and respond to an unsolicited alternative acquisition proposal, to furnish non-public information to the person making such a proposal and to engage in discussions or negotiations with the person making such a proposal;

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The fact that the ChampionX Board may, under certain circumstances, withhold, withdraw, modify or qualify its recommendation to ChampionX stockholders that they vote in favor of the adoption of the Merger Agreement or to approve, endorse or recommend an alternative acquisition proposal; and

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The fact that the Merger Agreement would permit the ChampionX Board to consider an unsolicited superior proposal from a third party and/or change its recommendation that ChampionX stockholders vote in favor of the Merger Proposal, subject to the requirement that ChampionX provides SLB the opportunity to propose revisions to the terms of the Transactions, and that the ChampionX Board, after discussing the ChampionX Termination Fee of $265.4 million with its advisors, believed that such fee, which constitutes approximately 3.25% of ChampionX’s enterprise value in the Merger, was consistent with market practice.

In the course of its deliberations, the ChampionX Board also considered a variety of risks, uncertainties and other countervailing factors related to entering into the Merger Agreement, the Merger and the other Transactions, including but not limited to (not necessarily presented in order of relative importance):

•

Risks Associated with Regulatory Approvals. The amount of time it could take to complete the regulatory approval process and consummate the Merger. In particular, the Merger is conditioned on the absence of legal restraints under certain specified regulatory laws, the expiration or termination of the waiting period under the HSR Act, the receipt of CFIUS approval (if SLB determines it is required), and the receipt of antitrust regulatory clearances in certain jurisdictions, including Australia, Brazil, Canada, Mexico, New Zealand, Norway, Saudi Arabia and the United Kingdom. In addition, the obligation of SLB to consummate the Merger is conditioned on receipt of clearances in respect of filings made under specified regulatory laws (if SLB determines they are required), and the absence of legal restraints or pending investigations under specified regulatory laws as set forth in the Merger Agreement. Furthermore, while SLB is required to use reasonable best efforts to resolve any regulatory objections and to avoid or eliminate impediments under regulatory laws, SLB is not obligated to accept or agree to certain divestiture or other remedies to obtain antitrust approvals except to the extent that such remedial action (i) does not involve any businesses, assets, equity interests, product lines, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of SLB or its affiliates or the Chemical Technologies business of ChampionX and its subsidiaries and (ii) would not, or would not reasonably be expected to, individually or in the aggregate, result in a loss of more than 8% of the aggregate annual revenues of ChampionX and its subsidiaries, taken as a whole, as measured by the 12 months ended December 31, 2023;

•

Fixed Exchange Ratio. The fact that the Exchange Ratio provides for a fixed number of shares of SLB common stock for each share of ChampionX common stock, meaning ChampionX stockholders cannot be sure at the time they vote on the Merger of the market value of the Equity Consideration they will receive, and the possibility that ChampionX stockholders could be adversely affected by a decrease in the market price of SLB common stock before the closing;

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Risks Associated with ChampionX Stockholder Approval. The fact that the Merger is subject to the adoption of the Merger Agreement by ChampionX stockholders, and ChampionX stockholders would be free to reject the Merger by voting against the adoption of the Merger Agreement for any reason, including if a higher offer were to be made prior to the ChampionX Special Meeting;

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Risks Associated with Alternative Acquisition Proposals. The provisions of the Merger Agreement that permit the ChampionX Board to change its recommendation, subject to the requirement that ChampionX provide SLB the opportunity to propose revisions to the terms of the Transactions, but that do not permit ChampionX to terminate the Merger Agreement to accept a superior proposal, or to solicit or participate in discussions or negotiations regarding alternative acquisition proposals, subject to specified exceptions;

•

Termination Fee. The possibility that ChampionX would be required to pay to SLB a termination fee of $265.4 million in the event the Merger Agreement is terminated by SLB prior to receipt of the ChampionX Stockholder Approval if the ChampionX Board fails to recommend the adoption of the Merger Agreement, changes its recommendation or takes certain other actions as set forth in the Merger Agreement, subject in each case to certain exceptions;

•	Satisfaction of Closing Conditions. The risk that one or more of the conditions to the closing may not be satisfied on a timely basis, if at all;

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Risks Associated with Pendency of the Merger. The risks and contingencies relating to the announcement and pendency of the Merger, including the potential negative impact on ChampionX’s ability to retain key employees, the diversion of management and employee attention, the potential disruptive effects of the pendency of the Merger on ChampionX’s day-to-day operations and ChampionX’s relationships with third parties, including its customers and suppliers, the transactions costs to be incurred in connection with the Transactions and the potential impact on ChampionX’s stock price;

•

Interim Operating Risks. The restrictions in the Merger Agreement on the conduct of ChampionX’s business prior to the consummation of the Merger, which may delay or prevent ChampionX from undertaking business opportunities that may arise or taking other actions it would otherwise take with respect to the operations of ChampionX pending consummation of the Merger;

•

Possible Failure to Achieve Synergies. The challenges inherent in the combination of two businesses of the size and complexity of ChampionX and SLB, including the possibility that the Combined Company will not realize all of the anticipated strategic and other benefits of the Merger, the risk that expected synergies may not be realized or may cost more to achieve than anticipated, the risk that any accommodations required by regulatory authorities may decrease the anticipated strategic and other benefits of the Merger and the risks associated with successfully integrating ChampionX’s business, operations and workforce with those of SLB;

•	Tax Treatment. The fact that the Merger would be a transaction in which gain or loss is recognized by ChampionX’s stockholders that are treated as U.S. holders for U.S. federal income tax purposes;

•	Appraisal Rights. The fact that ChampionX stockholders will not be entitled to appraisal rights in connection with the Merger;

•	Lack of Auction Process. The fact that ChampionX negotiated solely with SLB rather than conducting a public or private “auction” or sales process of ChampionX;

•

Remedies. The fact that ChampionX’s remedies in the event that the Merger Agreement is terminated may be limited to a termination fee of $326.6 million, payable by SLB under certain circumstances and certain associated enforcement costs and reimbursement obligations, which may be inadequate to compensate ChampionX for any damage caused; and

•	Other Risks. The risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the ChampionX Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of ChampionX stockholders generally. See the section entitled “The Merger—Interests of ChampionX’s Directors and Executive Officers in the Merger.”

The foregoing discussion of information and factors considered by the ChampionX Board is not, and is not intended to be, exhaustive but summarizes the material factors considered by the ChampionX Board. In light of the variety of factors considered in connection with their evaluation of the Merger Agreement and the Merger, the ChampionX Board did not find it useful to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the ChampionX Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The ChampionX Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, ChampionX’s senior management and outside legal and financial advisors.

It should be noted that this explanation of the reasoning of the ChampionX Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

SLB’s Reasons for the Merger

SLB believes the Merger will create sustainable long-term value for its stockholders. Key factors considered by SLB include the following:

•	SLB’s belief that the acquisition of ChampionX will strengthen SLB as a leader in the production space, with world-class production chemicals and artificial lift technologies;

•

SLB’s belief that the combined and complementary portfolios of SLB and ChampionX will drive customer value through deep industry expertise and digital integration, as well as enhanced equipment life and production optimization for SLB’s customers;

•	SLB’s belief that the combined portfolios of SLB and ChampionX will allow for greater innovation, market reach and customer choice and value;

•

SLB’s belief that its core oil and gas business will continue to be a key engine of growth, and that deliberately increasing SLB’s exposure to the production and recovery space will align it with the growing and resilient operating expense spend category of its customers into the next decade;

•	SLB’s belief that the Combined Company will help its global customers drive efficiency and longevity of producing assets;

•	SLB’s belief that the transaction will strengthen SLB’s international offering while driving innovation and efficiency in North America through SLB’s and ChampionX’s complementary footprints;

•	The fact that SLB has been interested for several years in expanding its production and recovery portfolio, particularly in the production chemistry space;

•

SLB’s belief that annual pre-tax synergies resulting from the transaction will reach approximately $400 million within the first three years following the closing of the Merger, primarily through revenue growth and cost savings; and

•	SLB’s belief that the transaction will be accretive to free cash flow per share in the year following closing and accretive to earnings per share within two years of closing.

Listing of SLB Common Stock and Delisting and Deregistration of ChampionX Common Stock

SLB will use reasonable best efforts to cause the SLB common stock to be issued and delivered in the Merger and such other SLB common stock to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, where SLB common stock is currently traded. If the Merger is completed, shares of ChampionX common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.

Opinion of ChampionX’s Financial Advisor

On April 1, 2024, Centerview rendered to the ChampionX Board its oral opinion, subsequently confirmed by delivery of a written opinion dated April 1, 2024, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to holders of ChampionX common stock (other than holders of shares of ChampionX Excluded Stock and any shares of ChampionX common stock held by any affiliate of ChampionX or SLB).

The full text of Centerview’s written opinion, dated April 1, 2024, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of Centerview’s written opinion attached as Annex B to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus. Centerview’s financial advisory services and opinion were provided for the information and assistance of the ChampionX Board (in the directors’ capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Merger and the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of ChampionX common stock (other than holders of shares of ChampionX Excluded Stock and any shares of ChampionX common stock held by any affiliate of ChampionX or SLB) of the Exchange Ratio provided for pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the Merger or the Transactions and does not constitute a recommendation to any ChampionX stockholder or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Merger and the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated April 1, 2024 (the “Draft Merger Agreement”);

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Annual Reports on Form 10-K of ChampionX for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and Annual Reports on Form 10-K of SLB for the years ended December 31, 2023, December 31, 2022 and December 31, 2021;

•	certain interim reports to ChampionX stockholders and SLB shareholders and Quarterly Reports on Form 10-Q of ChampionX and SLB;

•	certain publicly available research analyst reports for ChampionX and SLB;

•	certain other communications from ChampionX and SLB to their respective stockholders; and

•

certain internal information (collectively, the “ChampionX Internal Data”) relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of ChampionX, including certain financial forecasts, analyses and projections relating to ChampionX prepared by management of ChampionX and furnished to Centerview by ChampionX for purposes of Centerview’s analysis (the “ChampionX Forecast”) and which are described further below in the section entitled “Certain Unaudited Forecasted Financial Information.”

Centerview also participated in discussions with members of the senior management and representatives of ChampionX regarding their assessment of the ChampionX Internal Data, as appropriate, and the strategic rationale for the Merger. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for ChampionX and SLB and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with consent of the ChampionX Board, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the ChampionX Board’s direction, that the ChampionX Internal Data (including, without limitation, the ChampionX Forecast) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ChampionX as to the matters covered thereby and Centerview relied, at the ChampionX Board’s direction, on the ChampionX Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the ChampionX Internal Data or the assumptions on which it was based. In addition, at the ChampionX Board’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of ChampionX or SLB, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of ChampionX or SLB. Centerview assumed, at the ChampionX Board’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the ChampionX Board’s direction, that the Merger will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger and the Transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of ChampionX or SLB, the ability of ChampionX or SLB to pay their respective obligations when they come due, or as to the impact of the Merger and the other Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, ChampionX’s underlying business decision to proceed with or effect the Merger and the Transactions, or the relative merits of the Merger and the Transactions as compared to any alternative business strategies or transactions that might be available to ChampionX or in which ChampionX might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of shares of ChampionX common stock (other than holders of shares of ChampionX Excluded Stock and any shares of ChampionX common stock held by any affiliate of ChampionX or SLB) of the Exchange Ratio provided for pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, Merger or the Transactions, including, without limitation, the structure or form of the Merger or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Merger, including, without limitation, the fairness of the Merger or any other term or aspect of the Merger and the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Merger and the Transactions on, the holders of any other class of securities, creditors or other constituencies of ChampionX or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of ChampionX or any party, or class of such persons in connection with the Merger and the Transactions, whether relative to the Equity Consideration to be paid to the holders of shares of ChampionX common stock pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview expressed no view or opinion as to what the value of the SLB common stock actually will be when issued pursuant to the Merger or the prices at which the ChampionX common stock or SLB common stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger. Centerview’s opinion does not constitute a recommendation to any ChampionX stockholder or any other person as to how such ChampionX stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Merger and the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the ChampionX Board (in the directors’ capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Merger and the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the ChampionX Board in connection with Centerview’s opinion, dated April 1, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of ChampionX. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ChampionX or any other parties to the Merger. None of ChampionX, SLB, Holdco, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of ChampionX do not purport to be appraisals or reflect the prices at which ChampionX may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 1, 2024 (the last trading day before the public announcement of the Merger) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information, ratios and multiples of ChampionX and compared it to corresponding financial information of certain publicly-traded, oilfield services and equipment companies (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to ChampionX. Although none of the selected companies is identical or directly comparable to ChampionX, the selected companies were selected by Centerview because, among other reasons, they are publicly-traded, oilfield services and equipment companies with certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of ChampionX.

However, because none of the selected companies is exactly the same as ChampionX, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, operational and/or financial characteristics and other factors that could affect the public trading values of the selected companies and ChampionX in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of April 1, 2024, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, deferred stock units, restricted stock units, and performance share awards (including assumptions regarding the vesting of such performance share awards)), plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated adjusted EBITDA for calendar year 2024 (“EV/2024E Adj. EBITDA Multiple”).

The selected companies are summarized below:

Selected Company	EV/2024E Adj. EBITDA Multiple
Baker Hughes Company	8.5x
Cactus Inc	10.3x
Core Laboratories Inc.	11.8x
Halliburton Company	7.7x
Hunting plc	5.8x
NOV Inc.	7.3x
Schlumberger N.V. (SLB)	9.4x
Schoeller-Bleckmann Oilfield Equipment AG	5.2x
Tenaris S.A.	5.3x
Median	7.7x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, related to, among other things, differences in the business, operational and/or financial conditions and prospects of ChampionX and the companies included in the selected public company analysis, Centerview selected a reference range of EV/2024E Adj. EBITDA Multiples of 8.5x to 9.5x. Centerview applied this reference range of EV/2024E Adj. EBITDA Multiples to ChampionX’s estimated calendar year 2024 adjusted EBITDA of $845 million as set forth in the ChampionX Forecast, subtracted the book value of ChampionX’s net debt as of December 31, 2023 of $312 million, as provided by ChampionX management, from the implied enterprise values and divided the results of the foregoing calculations by the number of fully diluted outstanding shares of ChampionX common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, deferred stock units, restricted stock units, and performance share awards (including assumptions regarding the vesting of such performance share awards)) based on information provided by the management of ChampionX in the ChampionX Internal Data. This analysis resulted in an implied per share equity value range for shares of ChampionX common stock of approximately $35.25 to $39.50, rounded to the nearest $0.25. Centerview then compared this range to the Equity Consideration of $40.59 per share of ChampionX common stock implied by the Exchange Ratio and the $55.22 trading price of SLB common stock as of the close of trading on April 1, 2024 to be paid to the holders of shares of ChampionX common stock (other than ChampionX Excluded Stock) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of ChampionX based on the ChampionX Forecast. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated an implied per share range of equity values for shares of ChampionX common stock by (a) discounting to present value as of December 31, 2023 using discount rates ranging from 11.00% to 12.50% (based on Centerview’s analysis of ChampionX’s weighted average cost of capital and considerations that Centerview deemed relevant based on its experience and professional judgment) and using a mid-year convention: (i) the forecasted after-tax unlevered free cash flows of ChampionX over the period beginning on January 1, 2024 and ending on December 31, 2028, as set forth in the ChampionX Forecast, utilized by Centerview at the direction of ChampionX management and as approved by the ChampionX Board for use by Centerview as set forth in the section captioned “Certain Unaudited Forecasted Financial Information,” and (ii) a range of illustrative terminal values of ChampionX, calculated by Centerview using a reference range of enterprise value-to-adjusted EBITDA multiples of 9.0x to 10.0x (which range was selected by Centerview using its experience and professional judgment) and applying this reference range of enterprise value-to-adjusted EBITDA multiples to ChampionX’s estimated last 12 months adjusted EBITDA as of December 31, 2028 and (b) subtracting from the foregoing results the book value of ChampionX’s net debt as of December 31, 2023 of $312 million, as provided by ChampionX management.

Centerview then calculated a range of implied equity values per share of ChampionX common stock by dividing the result of the foregoing calculations by the number of fully diluted outstanding shares of ChampionX common stock (determined using the treasury stock method and taking into account outstanding in-the-money options, deferred stock units, restricted stock units, and performance share awards (including assumptions regarding the vesting of such performance share awards)) based on information provided by the management of ChampionX in the ChampionX Internal Data. This analysis resulted in an implied per share equity value range for shares of ChampionX common stock of approximately $37.50 to $43.25, rounded to the nearest $0.25. Centerview then compared this range to the Equity Consideration of $40.59 per share of ChampionX common stock implied by the Exchange Ratio and the $55.22 trading price of SLB common stock as of the close of trading on April 1, 2024 to be paid to the holders of shares of ChampionX common stock (other than ChampionX Excluded Stock) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the ChampionX Board the following additional factors solely for reference and informational purposes only:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical intraday trading prices of shares of ChampionX common stock during the 52-week period ended April 1, 2024 (the last trading day before the public announcement of the Merger), which reflected low and high stock intraday prices for ChampionX during such period of $24.98 to $38.37 per share of ChampionX common stock.

•

Analyst Price Targets Analysis. Centerview reviewed stock price targets for shares of ChampionX common stock in nine publicly available Wall Street research analyst reports as of April 1, 2024 (the last trading day before the public announcement of the Merger) which indicated low and high stock price targets for ChampionX ranging from $32.00 to $40.00 per share of ChampionX common stock.

•	Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in (i) all-stock transactions in the last ten years involving U.S. publicly-traded companies with over $1 billion in transaction value and stockholders of one party becoming stockholders of less than 25% in the aggregate in the applicable combined company and (ii) all such transactions involving companies in the oil and gas sector. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived by Centerview to be affected by a potential transaction, which resulted in a median premium for (i) all such transactions of 15.7%, and (ii) all such transactions involving companies in the oil and gas sector of 11.3%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia range of 10% to 35% with respect to all company premiums and 7% to 16% with respect to oil and gas companies to ChampionX’s closing stock price on April 1, 2024 (the last trading day before the public announcement of the Merger) of $35.40, which resulted in an implied price range of approximately $38.75 to $48.00 and $37.75 to $41.00, respectively, per share of ChampionX common stock, rounded to the nearest $0.25.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the ChampionX Board in its evaluation of the Merger and the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the ChampionX Board or management of ChampionX with respect to the Exchange Ratio, the Equity Consideration or as to whether the ChampionX Board would have been willing to determine that a different consideration was fair. The consideration for the Merger and the Transactions was determined through arm’s-length negotiations between ChampionX and SLB and was approved by the ChampionX Board. Centerview provided advice to ChampionX during these negotiations. Centerview did not, however recommend any specific amount of consideration to ChampionX or the ChampionX Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger and the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to ChampionX, and did not receive any compensation from ChampionX during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory services or other services to SLB, Holdco or Merger Sub, and did not receive any compensation from SLB, Holdco or Merger Sub during such period. Centerview may provide financial advisory and other services to or with respect to ChampionX or SLB or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, ChampionX, SLB, or any of their respective affiliates, or any other party that may be involved in the Merger and the Transactions.

The ChampionX Board selected Centerview as its financial advisor in connection with the Merger based on Centerview’s reputation, experience and knowledge of the oil and gas industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. In connection with Centerview’s services as the financial advisor to the ChampionX Board, ChampionX has agreed to pay Centerview an aggregate fee of approximately $48 million, $5 million of which was payable upon delivery of its opinion, and the remainder of which is payable contingent upon consummation of the Merger. In addition, ChampionX has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Unaudited Forecasted Financial Information

While ChampionX has from time to time provided limited financial guidance to investors, ChampionX has not, as a matter of course, otherwise publicly disclosed internal projections as to future performance, earnings or other results reflecting an extended period due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the ChampionX Board’s evaluation of the Merger and other strategic alternatives, ChampionX’s management prepared and provided to the ChampionX Board and to ChampionX’s financial advisor, Centerview, for its use and reliance in connection with its financial analyses and opinion, certain nonpublic, internal financial projections regarding ChampionX’s future operations, on a standalone basis and excluding the effects of the Merger, for fiscal years ending December 31, 2024 through December 31, 2028 (the “ChampionX Forecast”). The ChampionX Forecast was approved by the ChampionX Board for use by Centerview in connection with the financial analyses presented by Centerview to the ChampionX Board and in Centerview’s opinion, as described under the sections of this proxy statement/prospectus entitled “—Opinion of ChampionX’s Financial Advisor.”

In addition, ChampionX’s management made a presentation to SLB, which included forecasts of ChampionX’s revenue, Adjusted EBITDA and Levered Free Cash Flow for the fiscal years ending December 31, 2024 through December 31, 2026 (the “Management Presentation Base Case Forecast”). The financial projections for the line items included in the Management Presentation Base Case Forecast were identical to the same line items presented in the ChampionX Forecast except for certain immaterial differences (i) for the fiscal year ending December 31, 2024 as described under “—Forecasts—Management Presentation Forecasts” and (ii) due to rounding for the fiscal years ending December 31, 2025 and 2026. ChampionX’s management also presented to SLB an illustrative upside forecast of ChampionX’s revenue, Adjusted EBITDA and Levered Free Cash Flow for the fiscal years ending December 31, 2024 through December 31, 2026 based on certain adjustments to the underlying assumptions in the ChampionX Forecast as described under “—Forecasts—Management Presentation Forecasts” (the “Management Presentation Upside Case Forecast” and, together with the Management Presentation Base Case Forecast, the “Management Presentation Forecasts,” the Management Presentation Forecasts together with the ChampionX Forecast, the “Forecasts”). The Management Presentation Forecasts were also provided to the ChampionX Board.

The Forecasts were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, but in the view of ChampionX’s management, such projections were prepared on a reasonable basis and reflect the assumptions and estimates available at the time they were prepared. The Forecasts required significant estimates and assumptions that make them inherently less comparable to the similarly titled GAAP measures in ChampionX’s historical GAAP financial statements.

The Forecasts included in this section of the proxy statement/prospectus have been prepared by, and are the responsibility of, ChampionX’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Forecasts and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The reports of PricewaterhouseCoopers LLP, incorporated by reference into this proxy statement/prospectus, relate to SLB’s and ChampionX’s previously issued financial statements. They do not extend to the Forecasts and should not be read to do so.

While presented with numeric specificity, the Forecasts reflect assumptions and estimates that were deemed to be reasonable as of the respective dates on which those assumptions and estimates were made but are inherently uncertain. The Forecasts reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments, including judgments with respect to, among other things, industry performance and competition, general business, economic, regulatory, market and financial conditions, and other future events, and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which ChampionX operates, and the risks and uncertainties described under the sections of this proxy statement/prospectus entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” In addition, the Forecasts may be affected by ChampionX’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Neither ChampionX nor SLB can give any assurance that the Forecasts and the underlying assumptions and estimates will be realized. In addition, since the Forecasts are forward-looking and cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Forecasts to be inaccurate include risks and uncertainties relating to ChampionX’s and SLB’s businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the sections of this proxy statement/prospectus entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The inclusion of a summary of the Forecasts in this proxy statement/prospectus should not be regarded as an indication that either of ChampionX or SLB or their respective officers, directors, affiliates, advisors or other representatives considered the Forecasts to necessarily be predictive of actual future events, and the Forecasts should not be relied upon as such nor should the information contained in the Forecasts be considered appropriate for other purposes. None of ChampionX, SLB, or their respective officers, directors, affiliates, advisors, or other representatives can give you any assurance that actual results will not differ materially from the ChampionX unaudited prospective financial information. Furthermore, the Forecasts do not take into account any circumstances or events occurring after the date they were prepared. Neither ChampionX nor SLB can give any assurance that, had the Forecasts been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, ChampionX and SLB do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions.

In light of the foregoing, and considering that the ChampionX Special Meeting will be held several months after the Forecasts were prepared, as well as the uncertainties inherent in any forecasted information, ChampionX stockholders are cautioned not to place undue reliance on such information, including while contemplating their vote on the Merger Proposal, Compensation Proposal or the Adjournment Proposal, and you should review ChampionX’s most recent SEC filings for a description of ChampionX’s reported financial results and SLB’s most recent SEC filings for a description of SLB’s reported financial results, as described in the section entitled “Where You Can Find More Information.”

ChampionX is including a summary of the Forecasts below to provide ChampionX stockholders with access to information that the ChampionX Board considered in connection with its evaluation of the Merger.

Forecasts

The following section sets forth a summary of the Forecasts. The Forecasts have not been updated or revised to reflect information or results after the date the Forecasts were prepared or as of the date of this proxy statement/prospectus. In particular, the Forecasts do not reflect ChampionX’s proposed acquisition of RMSpumptools Limited.

Adjusted EBITDA, Adjusted EBIT, Levered Free Cash Flow and Unlevered Free Cash Flow included in the Forecasts are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Adjusted EBITDA, Adjusted EBIT, Levered Free Cash Flow and Unlevered Free Cash Flow were utilized by Centerview in connection with its opinion and by the ChampionX Board in connection their evaluation of the Merger. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this proxy statement/prospectus. In addition, reconciliations of Adjusted EBITDA, Adjusted EBIT, Levered Free Cash Flow and Unlevered Free Cash Flow were not relied upon by Centerview for purposes of its opinion or by the ChampionX Board in connection with their evaluation of the Merger. Accordingly, ChampionX has not provided a reconciliation of Adjusted EBITDA, Adjusted EBIT, Levered Free Cash Flow or Unlevered Free Cash Flow to the relevant GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and any non-GAAP financial measures as used by ChampionX may not be comparable to similarly titled amounts used by other companies. Furthermore, there are certain limitations in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

The ChampionX Forecast

The ChampionX Forecast represents ChampionX’s management’s evaluation of ChampionX’s estimated standalone future financial performance and is based on internal financial analyses that ChampionX has historically used in connection with its strategic planning processes. The ChampionX Forecast was approved by the ChampionX Board for use by Centerview in connection with the financial analyses presented by Centerview to the ChampionX Board and in Centerview’s opinion.

In developing the ChampionX Forecast, ChampionX’s management made numerous assumptions regarding ChampionX’s business, including:

•	that West Texas Intermediate oil prices would fall within the range of $65 to $75 for each barrel during the forecast periods;

•	that U.S. / North American rig count would remain relatively flat to 2023 levels during the forecast periods;

•

that revenue growth at the consolidated ChampionX level would be at mid-single digits, with a 17% growth rate from digital technologies and services as well as higher growth rates within ChampionX’s international operations;

•

that incremental gross margin contributions from revenue growth would be 30-35% for ChampionX’s Production Chemical Technologies and Production and Automation Technologies segments and 40-50% for its Drilling Technologies segment;

•	that capital expenditures would be 3-3.5% of annual revenues;

•

the application of a revenue growth rate of 5% to the projected fiscal year ending December 31, 2026 and incremental gross margin contributions consistent with those in the fiscal years ending December 31, 2024 through 2026, in order to prepare the financial projections for the fiscal year ending December 31, 2027; and

•

the application of a revenue growth rate of 2% to the projected fiscal year ending December 31, 2027 and incremental gross margin contributions consistent with those in the fiscal years ending December 31, 2024 through 2026, in order to prepare the financial projections for the fiscal year ending December 31, 2028.

A summary of the ChampionX Forecast is presented in the following table, with all figures rounded to the nearest million.

	Year ending December 31,
	2024E	2025E	2026E	2027E	2028E
Revenue	$4,043	$4,325	$4,639	$4,871	$4,969
Adjusted EBITDA(1)	$845	$934	$1,030	$1,082	$1,104
Adjusted EBIT(2)	$628	$727	$835	$892	$925
Levered Free Cash Flow(3)	$460	$545	$600	$630	$643
Unlevered Free Cash Flow(4)	$458	$539	$590	$621	$630

(1)

Adjusted EBITDA is defined as net income (loss) plus (i) depreciation and amortization, (ii) interest expense, net, (iii) foreign currency transaction losses (gains), net and (iv) provision for income taxes.

(2)	Adjusted EBIT is defined as net income (loss) plus (i) interest expense, net, (ii) foreign currency transaction losses (gains), net and (iii) provision for income taxes.
(3)

Levered Free Cash Flow is defined as Adjusted EBITDA less (i) income taxes, (ii) interest expense, (iii) capital expenditures and (iv) changes in net working capital plus (v) stock-based compensation expense.

(4)

Represents a calculation of Unlevered Free Cash Flow prepared by ChampionX management and utilized by Centerview for purposes of its discounted cash flow analyses. Unlevered Free Cash Flow is defined as Adjusted EBITDA less (i) income taxes, (ii) capital expenditures and (iii) changes in net working capital.

The Management Presentation Forecasts

ChampionX’s management presented the Management Presentation Forecasts to SLB.

With respect to the Management Presentation Upside Case Forecast, ChampionX’s management made certain adjustments to the assumptions reflected in the ChampionX Forecast for the fiscal years ending December 31, 2024 through December 31, 2026 to reflect higher industry activity levels and additional Company growth initiatives, which assumptions included:

•	that the U.S. / North America rig count would increase by 5% relative to 2023 levels during the forecast periods;

•	additional potential upside from revenue growth in Latin America;

•	that revenue growth from digital technologies products and services would be 25% during the forecast periods;

•	additional potential upside from accelerated growth in international revenue from electrical submersible pumping systems;

•	additional potential upside from international growth in Guyana and Saudi Arabia in ChampionX’s Production Chemical Technologies segment;

•	additional potential upside from increased customer demand for higher chemical consumption;

•	additional potential upside from revenue growth in industrial bearings in the Drilling Technologies segment; and

•

that incremental gross margin contributions from revenue growth would be 35% for ChampionX’s Production Chemical Technologies and Production and Automation Technologies segments and 50% for its Drilling Technologies segment.

A summary of the Management Presentation Base Case Forecast and the Management Presentation Upside Case Forecast is presented in the following table, with all figures rounded to the nearest million.

	Management Presentation Base Case Forecast(1)			Management Presentation Upside Case Forecast
	Year ending December 31,			Year ending December 31,
	2024E	2025E	2026E	2024E	2025E	2026E
Revenue	$4,011	$4,325	$4,639	$4,122	$4,597	$5,119
Adjusted EBITDA(2)	$860	$933	$1,031	$883	$1,050	$1,238
Levered Free Cash Flow(3)	$447	$544	$601	$459	$627	$746

(1)

The financial projection for revenue, Adjusted EBITDA and Levered Free Cash Flow reflected in the Management Presentation Base Case Forecast was identical to the ChampionX Forecast, except for certain immaterial differences arising from (i) assumptions for the fiscal year ending December 31, 2024 relating to ChampionX’s management’s view of certain estimates of near-term operational matters and (ii) rounding for the fiscal years ending December 31, 2025 and 2026.

(2)

Adjusted EBITDA is defined as net income (loss) plus (i) depreciation and amortization, (ii) interest expense, net, (iii) foreign currency transaction losses (gains), net and (iv) provision for income taxes.

(3)

Levered Free Cash Flow is defined as Adjusted EBITDA less (i) income taxes, (ii) interest expense, (iii) capital expenditures and (iv) changes in net working capital plus (v) stock-based compensation expense.

CHAMPIONX AND SLB DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Interests of ChampionX’s Directors and Executive Officers in the Merger

In considering the recommendation of the ChampionX Board that ChampionX stockholders approve the Merger and vote in favor of the Merger Proposal and the Compensation Proposal, ChampionX stockholders should be aware that the executive officers and directors of ChampionX have certain interests in the Merger that are or may be different from, or in addition to, the interests of ChampionX stockholders generally. The ChampionX Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement, and in making its recommendation that ChampionX stockholders adopt the Merger Agreement.

These interests are described in more detail below, and certain of them are quantified in the narrative and the table below. The Merger will be a change in control for purposes of the ChampionX executive compensation plans and agreements described below.

For purposes of this disclosure, the named executive officers of ChampionX are Sivasankaran Somasundaram, President and Chief Executive Officer, Kenneth M. Fisher, Executive Vice President and Chief Financial Officer, Deric Bryant, Chief Operating Officer and President, Chemical Technologies, Paul E. Mahoney, President, Production & Automation Technologies and Julia Wright, Senior Vice President, General Counsel and Secretary.

Treatment of ChampionX Equity Awards in the Merger

Under the terms of the Merger Agreement, at the Effective Time, and by virtue of the Merger and without any action on the part of SLB, Holdco, Merger Sub and ChampionX or the holders thereof:

(a)

each ChampionX SAR (whether vested or unvested) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing, an amount in cash equal to the product of (1) the number of shares of ChampionX common stock underlying such ChampionX SAR multiplied by (2) the excess, if any, of the ChampionX Closing Price over the exercise or reference price of such ChampionX SAR. If the product of clauses (1) and (2) in the foregoing sentence is not greater than zero, at the Effective Time such ChampionX SAR will automatically be cancelled for no consideration;

(b)

each ChampionX Option that is outstanding immediately prior to the Effective Time will automatically be converted into an SLB Option with respect to that number of shares of SLB common stock that is equal to (i) the product of (A) the number of shares of ChampionX common stock underlying such ChampionX Option as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole number, at an exercise price per share equal to the quotient obtained by (x) dividing (i) the per share exercise price of the ChampionX Option by (ii) the Exchange Ratio, (y) rounded up to the nearest whole cent, provided, however, that the exercise price and the number of shares of SLB common stock covered by such SLB Option will be determined in a manner that is intended to be consistent with the requirements of Section 409A of the Code. Each SLB Option will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the ChampionX Option immediately prior to the Effective Time;

(c)

each ChampionX RSU that is outstanding immediately prior to the Effective Time will be assumed and converted into an SLB RSU Award, which will have, and be subject to, the same terms and conditions as applied to the ChampionX RSU Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) the number of shares of ChampionX common stock underlying such ChampionX RSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination of employment by SLB or its subsidiaries at any time that such SLB RSU Award remains outstanding (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be entitled to receive any dividend equivalent rights with respect to any dividends declared or accrued following the Effective Time. At the Effective Time, each ChampionX DER (whether vested or unvested) will be cancelled and converted into the right to receive within 10 business days following the closing date, an amount in cash equal to the ChampionX Pre-Closing Dividend Amount;

(d)

each ChampionX Performance Share Award that is outstanding immediately prior to the Effective Time will be assumed and converted into an SLB RSU Award, which will have, and be subject to, the same terms and conditions as applied to the ChampionX Performance Share Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) a number of shares of ChampionX common stock underlying such ChampionX Performance Share Award determined based on such award’s Applicable Performance Level by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each such SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be subject to any performance-based vesting conditions, which will be deemed achieved at the Applicable Performance Level; and

(e)

each ChampionX DSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing date, a number of shares of SLB common stock equal to (i) the product of (A) the number of shares of ChampionX common stock underlying the ChampionX DSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share.

Under the terms of the ChampionX Equity Plan, all unvested awards held by the eligible executive officers of ChampionX will become vested and will be settled upon a Qualifying Termination (as defined below) (i.e.,

“double-trigger” vesting). See the section entitled “—Summary of Payments and Benefits to ChampionX’s Named Executive Officers” below for the estimated amount that would be payable to each ChampionX named executive officer in respect of payout of their ChampionX SARs and ChampionX DSUs in connection with the Merger and accelerated vesting of other unvested ChampionX Equity Awards in connection with a Qualifying Termination.

In addition, based on the same assumptions as described in such section, (x) the aggregate estimated amount that would be payable to the three ChampionX executive officers who are not named executive officers in respect of the payout of their ChampionX SARs in connection with the Merger is $331,134 and in respect of the accelerated vesting of their other unvested ChampionX Equity Awards is $6,945,920, of which (i) $2,534,531 is payable in respect of ChampionX RSUs (including the associated payments in connection with ChampionX DERs), and (ii) $4,411,389 is payable in respect of ChampionX Performance Shares; and (y) the estimated amounts that would be payable to each current non-employee director of ChampionX in respect of the payout of their ChampionX DSU Awards (including ChampionX DSU Awards issuable in connection with the termination of their service under the terms of the ChampionX Equity Plan) in connection with the Merger are as follows: Daniel Rabun, $1,179,288; Heidi Alderman, $590,090; Mamatha Chamarthi, $1,179,288; Carlos Fierro, $196,350; Gary Luquette, $1,179,288; Elaine Pickle, $196,350; Stuart Porter, $590,090; and Stephen Todd, $1,009,883. In addition, the number of SLB Options that will be held by the ChampionX executive officers as a result of the conversion of their ChampionX Options into SLB Options in connection with the Merger will be as follows: for Mr. Bryant, 568,213 SLB Options, and for one ChampionX executive officer who is not a named executive officer, 157,652 SLB Options.

Change-in-Control Severance Plan

Each of the ChampionX executive officers (including each ChampionX named executive officer) participates in the ChampionX Corporation Amended and Restated Senior Executive Change-in-Control Severance Plan (“CIC Severance Plan”). Under the CIC Severance Plan, in the event that a ChampionX executive officer’s employment is terminated without “cause” or they resign for “good reason,” in each case within eighteen months following a change in control (“Qualifying Termination”), the executive officer would be eligible for the following compensation and benefits: (i) a lump sum payment equal to 2.5 (or for Mr. Somasundaram, 3.0) multiplied by the sum of (a) the executive officer’s annual base salary, and (b) the executive officer’s target annual incentive bonus, each measured on the termination date, or if higher, on the date of the change in control; (ii) a lump sum payment equal to the executive officer’s pro-rata target annual cash bonus for the year of termination or if higher, on the date of the change in control; and (iii) a lump sum payment equal to the then premium cost of COBRA health continuation coverage for eighteen months.

Payments under the CIC Severance Plan are conditioned upon the ChampionX executive officer timely executing a general release in favor of ChampionX and continued compliance with applicable restrictive covenants. The Merger will constitute a change in control for purposes of the CIC Severance Plan.

See the section entitled “—Summary of Payments and Benefits to ChampionX’s Named Executive Officers” below for the estimated change in control severance amounts for each ChampionX named executive officer. In addition, based on the same assumptions as described in such section, the aggregate estimated cash severance (excluding prorated bonus) that would be payable to the three ChampionX executive officers who are not named executive officers is $5,182,768.

Based on the same assumptions as described in the section entitled "—Summary of Payments and Benefits to ChampionX’s Named Executive Officers", in addition to the ChampionX DSU Awards issuable in connection with the termination of their service, the current non-employee directors of ChampionX shall be eligible to receive a pro-rata portion of their annual cash retainer ($112,500, or for the non-executive chairperson of the board, $125,000) based on the number of full calendar quarters that such individual served as a director of ChampionX as follows: Dan Rabun, $126,250; Heidi Alderman, $61,250; Mamatha Chamarthi, $61,250; Carlos Fierro, $61,250; Gary Luquette, $66,250; Elaine Pickle, $61,250; Stuart Porter, $58,750; and Stephen Todd, $68,750.

Deferred Compensation Plan

Under the Apergy USA LLC Executive Deferred Compensation Plan (“DC Plan”), in the event of a change in control, the participants in the DC Plan will receive a lump sum distribution of their account balance, which is fully vested at all times, within sixty days following the change in control. The Merger will constitute a change in control for purposes of the DC Plan. Mr. Somasundaram is the only executive officer who is a participant in the DC Plan. See the section entitled “—Summary of Payments and Benefits to ChampionX’s Named Executive Officers” below for the amounts payable under the DC Plan to Mr. Somasundaram.

Mirror Savings Plan

Under the ChampionX Mirror Savings Plan (“Mirror Plan”), in the event of a change in control, ChampionX will be required to establish an irrevocable trust for purposes of funding the vested accounts of each participant under the Mirror Plan. The terms of the Mirror Plan do not provide for acceleration of any payments or benefits upon a change in control (including the Merger). Mr. Bryant is the only named executive officer who is a participant in the Mirror Plan. The vested account balance under the Mirror Plan held by Mr. Bryant as of April 21, 2024 is $380,521. The aggregate current account balance under the Mirror Plan held by one ChampionX executive officer who is not a named executive officer as of April 21, 2024 is $122,413.

Annual Bonus for the Year of Closing

The Merger Agreement provides that on or about the Closing Date, ChampionX may pay to each individual who is employed by ChampionX or a subsidiary immediately before the Effective Time (including each ChampionX executive officer) a prorated annual cash bonus equal to the employee’s annual cash bonus opportunity for the year in which the closing of the Merger occurs, based on the greater of (a) actual performance as measured as of the Effective Time and (b) target performance, and prorated to reflect the portion of the year elapsed prior to the closing date. The annualized 2024 target bonus levels for the executive officers are as follows: Mr. Somasundaram, $1,192,788; Mr. Fisher, $586,788; Mr. Bryant, $523,332; Mr. Mahoney, $384,038; Ms. Wright, $363,462; and the three ChampionX executive officers who are not named executive officers, $794,469 (in the aggregate). See the section entitled “—Summary of Payments and Benefits to ChampionX’s Named Executive Officers” below for the estimated prorated bonus that would be payable to each ChampionX named executive officer. In addition, based on the same assumptions as described in such section, the aggregate estimated prorated bonus that would be payable to the three ChampionX executive officers who are not named executive officers is $270,481.

Retention Program

The Merger Agreement provides that prior to the closing date, ChampionX may establish a cash-based retention program in the aggregate amount of up to $60 million (inclusive of employer-side payroll and similar taxes) to promote retention and to incentivize efforts to consummate the Merger and to ensure a successful and efficient integration process. Allocations from this program may be made to any employee of ChampionX (including its executive officers, subject to a maximum of $10 million, inclusive of employer-side payroll and similar taxes). Any allocation from this program to ChampionX employees will be determined at the sole discretion of SLB, following consultation with the Chief Executive Officer of ChampionX or his designee. As of the date of this proxy statement/prospectus, there are no agreements or arrangements regarding allocation of awards under the retention program to any of the ChampionX executive officers.

2025 Annual ChampionX Equity Awards

To the extent closing of the Merger has not occurred by February 1, 2025, ChampionX may grant ChampionX RSU Awards and ChampionX Performance Share Awards to its employees (including its executive officers) in the ordinary course of business, with a maximum aggregate grant value of $25.6 million. These awards will have the same terms and conditions as applicable to the ChampionX RSU Awards and ChampionX Performance Share Awards granted in February 2024, except that ChampionX may elect to grant ChampionX RSU Awards in lieu of

ChampionX Performance Share Awards, provided that such ChampionX RSU Awards will have the same dollar-denominated value as the ChampionX Performance Share Awards. Such awards will be converted into SLB RSU Awards at the closing of the Merger, as discussed in the section entitled “—Treatment of ChampionX Equity Awards” above. As of the date of this proxy statement/prospectus, ChampionX has not determined whether and to what extent ChampionX RSU Awards and ChampionX Performance Share Awards will be granted to its employees, including its executive officers.

Other Compensation Matters

In addition to the payments and benefits above, under the terms of the Merger Agreement, ChampionX may take certain compensation actions prior to the completion of the Merger that will affect ChampionX’s directors and executive officers, although determinations related to such actions have not been made as of the date of this proxy statement/prospectus and the impact of such actions is not reflected in the amounts estimated above. Among other actions, ChampionX may increase annual base salary and target annual cash bonus opportunity in connection with promotions in the ordinary course of business and consistent with past practice and market-levels of compensation for its employees. Any such increases for ChampionX executive officers would be subject to the approval of the Chief Executive Officer of SLB.

No New Management Arrangements

As of the date of this proxy statement/prospectus, neither ChampionX nor SLB has entered into any agreements, arrangements or understandings with ChampionX’s executive officers in connection with their employment following the consummation of the Merger.

No Section 280G Golden Parachute Excise Tax Gross-Ups

No ChampionX plan, policy, agreement or arrangement provides any employee, officer or director with the right to a tax “gross-up” payment in connection with any “golden parachute” or other tax liability triggered in connection with the Merger.

Summary of Payments and Benefits to ChampionX’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of ChampionX’s named executive officers, that is based on or otherwise relates to the Merger and that will or may become payable to the ChampionX named executive officers at the completion of the Merger or on a Qualifying Termination of employment upon or following the consummation of the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to the ChampionX named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of ChampionX stockholders. For information regarding the non-binding advisory vote on compensation, please see the section of this proxy statement/prospectus entitled “The ChampionX Special Meeting—Proposal 2: The Compensation Proposal.”

Except as otherwise specifically noted, the disclosure below uses the following assumptions: (i) the Effective Time occurred on April 21, 2024; (ii) each executive officer of ChampionX experienced a Qualifying Termination on April 21, 2024; (iii) each executive officer’s base salary rate and annual target bonus remain unchanged from that in effect as of the date of this proxy statement/prospectus; (iv) there is no vesting of ChampionX Equity Awards between the date hereof and the Effective Time; (v) the per share price of ChampionX common stock of $40.12 (which is calculated by multiplying the Exchange Ratio by $54.58, the average closing price of a share of SLB common stock over the first five business days following the first public announcement of the Merger); (vi) estimate of actual performance through the Effective Time for purposes of ChampionX Performance Share Awards with a performance period commencing as of January 1, 2022, is 200% of target performance (i.e., maximum performance); and (vii) estimate of actual performance through the Effective Time for purposes of payment of prorated annual bonus for the year in which the Effective Time occurs, payable under the terms of the Merger Agreement, is 100% of target performance.

Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may materially differ from the amounts set forth below.

Named Executive Officer	Cash(1) ($)	Equity(2) ($)	DC Plan(3)	Benefits(4) ($)	Total ($)
Mr. Somasundaram	$6,917,837	$25,307,186	$1,637,320	$33,088	$33,895,431
Mr. Fisher	$3,321,502	$9,543,884	—	$24,090	$12,889,476
Mr. Bryant	$3,144,920	$7,179,351	—	$32,880	$10,357,151
Mr. Mahoney	$2,398,988	$4,938,019	—	$33,088	$7,370,095
Ms. Wright	$2,266,923	$4,293,437	—	$10,693	$6,571,053

(1)

Cash. Amounts shown reflect: (a) cash severance payments under the CIC Severance Plan, consisting of a lump sum payment equal to 2.5 (or for Mr. Somasundaram, 3.0) multiplied by the sum of (i) the named executive officer’s annual base salary and the named executive officer’s target annual incentive bonus, each measured on April 21, 2024, in each case, payable pursuant to the CIC Severance Plan. Payments under the CIC Severance Plan are considered to be “double trigger” payments, which means that both a change in control, such as the Merger, and another event (i.e., a Qualifying Termination) must occur prior to such payments being provided to the named executive officer (see the section entitled “—Change-in-Control Severance Plan” above); and (b) a prorated annual cash bonus for 2024, payable under the terms of the Merger Agreement. The estimated amount of each such cash payment is set forth in the table below:

Named Executive Officer	Cash Severance ($)	Prorated Bonus ($)
Mr. Somasundaram	$6,513,750	$404,087
Mr. Fisher	$3,121,415	$200,087
Mr. Bryant	$2,966,400	$178,520
Mr. Mahoney	$2,269,313	$129,675
Ms. Wright	$2,143,750	$123,173

(2)

Equity. Set forth below are: (a) the value that each ChampionX named executive officer would receive in respect of the ChampionX SARs, under the terms of the Merger Agreement; (b) the value that each named executive officer would receive in respect of accrued ChampionX DERs in connection with ChampionX RSU Awards, under the terms of the Merger Agreement; (c) estimated amount that would be payable to Mr. Fisher (as a former non-employee director of ChampionX) in respect of the ChampionX DSUs in connection with the Merger; and (d) the values of each other type of unvested ChampionX Equity Award (in the form of converted SLB RSU Awards) that would vest and become payable assuming that the Merger was consummated and each named executive officer experienced a Qualifying Termination within eighteen months following the consummation of the Merger, under the terms of the ChampionX Equity Plan (as described above, all unvested awards held by the named executive officers will become vested and will be settled upon a Qualifying Termination (i.e., “double-trigger” vesting)):

Named Executive Officer	ChampionX SARs ($)	ChampionX DERs ($)	ChampionX DSU ($)	ChampionX RSU Awards ($)	ChampionX Performance Share Awards ($)
Mr. Somasundaram	$266,151	$60,816	N/A	$7,234,814	$17,745,405
Mr. Fisher	N/A	$37,755	$589,198	$3,309,675	$5,607,256
Mr. Bryant	N/A	$33,394	N/A	$2,782,146	$4,363,811
Mr. Mahoney	$515,713	$17,055	N/A	$1,580,261	$2,824,990
Ms. Wright	N/A	$15,154	N/A	$1,472,188	$2,806,095

(3)	Deferred Compensation Plan. Upon a change in control, Mr. Somasundaram will receive a lump sum payment of his fully vested account balance under the DC Plan under the terms thereof.
(4)	Benefits. The amounts shown reflect the estimated value of payments or reimbursements to which each ChampionX named executive would be entitled upon a Qualifying Termination of employment under the

CIC Severance Plan (i.e. “double-trigger” payments), including COBRA health continuation coverage. The estimated value of such benefits is shown in the following table:

Named Executive Officer	Benefits ($)
Mr. Somasundaram	$33,088
Mr. Fisher	$24,090
Mr. Bryant	$32,880
Mr. Mahoney	$33,088
Ms. Wright	$10,693

Indemnification and Insurance

The Merger Agreement provides that the directors and officers of ChampionX and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for at least six years following the Effective Time. Please see “The Merger Agreement —Indemnification and Insurance.”

Appraisal Rights

Under Delaware law (with respect to ChampionX stockholders) and the laws of Curaçao (with respect to SLB shareholders), neither ChampionX stockholders nor SLB shareholders will be entitled to appraisal rights or dissenters’ rights in connection with the Merger, the issuance of shares of SLB common stock in connection with the Merger, or the Transactions.

Restrictions on Sales of Shares of SLB Common Stock Received in the Merger

Shares of SLB common stock issued and delivered in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except shares of SLB common stock issued and delivered to any ChampionX stockholder who may be deemed to be an “affiliate” of SLB after the completion of the Merger. This proxy statement/prospectus does not cover resales of SLB common stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Accounting Treatment

The Merger will be accounted for as an acquisition of a business. SLB will record net tangible and identifiable intangible assets acquired and liabilities assumed from ChampionX at their respective fair values at the date of the completion of the Merger. Any excess of the purchase price, over the fair value of the identifiable net assets of ChampionX, will be recorded as goodwill.

The financial condition and results of operations of SLB after completion of the Merger will reflect ChampionX’s balances and results after completion of the Merger but will not be restated retroactively to reflect the historical financial condition or results of operations of ChampionX. SLB’s earnings following the completion of the Merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense.

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences to Holders (as defined below) of (1) the exchange of their ChampionX common stock for SLB common stock in the Merger and (2) the ownership and disposition of SLB common stock received in the Merger. This discussion is based on the Code, existing and proposed Treasury regulations (the “Treasury Regulations”) promulgated under the Code, judicial decisions, published rulings, administrative pronouncements, and all other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspects of state, local, or non-U.S. laws or federal laws other than those relating to U.S. federal income taxation, is not a complete analysis or description of all of the possible tax consequences of the Merger or of the ownership or disposition of shares of SLB common stock, and does not address all tax considerations that may be relevant to a Holder in light of such Holder’s particular circumstances. No rulings are intended to be sought from the Internal Revenue Service (the “IRS”) with respect to the Merger, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein. This discussion addresses only Holders that own their shares of ChampionX common stock and will own their shares of SLB common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of such Holder’s particular circumstances, including any tax consequences arising under the unearned income Medicare contribution tax, or to a Holder that is subject to special treatment under U.S. federal income tax law, including, for example:

•	a bank or other financial institution;

•	a tax-exempt entity;

•	an insurance company;

•	a person holding shares as part of a straddle, hedge, constructive sale, integrated transaction, or conversion transaction;

•	an S corporation or other pass-through entity;

•	a U.S. expatriate;

•	a person who is liable for the alternative minimum tax;

•	a broker-dealer or trader in securities;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a regulated investment company;

•	a real estate investment trust;

•	a trader in securities who has elected the mark-to-market method of accounting for its securities;

•	any person that, at any time after the Merger, owns, actually and/or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of SLB; and

•	a person who received ChampionX common stock through the exercise of employee stock options, through a tax qualified retirement plan, or otherwise as compensation.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of ChampionX common stock or, after the completion of the Merger, SLB common stock that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident alien of the United States;

•	a corporation or other entity taxable as a corporation organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is any beneficial owner of ChampionX common stock or, after the completion of the Merger, SLB common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate, or trust that is not a U.S. Holder.

As used in this discussion, a “Holder” means a U.S. Holder, a Non-U.S. Holder, or both, as the context may require.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ChampionX common stock or SLB common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds ChampionX common stock or SLB common stock, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences to you of the Merger and the ownership and disposition of SLB common stock received in the Merger.

ALL HOLDERS OF CHAMPIONX COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF SLB COMMON STOCK RECEIVED IN THE MERGER.

The Merger

General Tax Consequences to U.S. Holders

The exchange of ChampionX common stock for SLB common stock in the Merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, subject to the discussion below relating to the potential application of Section 304 of the Code, a U.S. Holder will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of SLB common stock received by such Holder in the Merger and any cash received in lieu of fractional shares of ChampionX common stock, and (2) the U.S. Holder’s adjusted tax basis in its ChampionX common stock. A U.S. Holder’s adjusted tax basis in its ChampionX common stock will generally equal the Holder’s purchase price for such stock. ChampionX stockholders will receive no cash consideration, other than cash in lieu of fractional shares of SLB common stock, with which to pay any potential tax liability resulting from the Merger.

Capital gains of a non-corporate U.S. Holder will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its ChampionX common stock for more than one year as of the date of the Merger. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of ChampionX common stock at different times or different prices, the U.S. Holder must determine its tax basis and holding period separately for each block of ChampionX common stock.

A U.S. Holder’s aggregate tax basis in SLB common stock received in the Merger will equal the fair market value of such stock as of the date of the Merger. A U.S. Holder’s holding period in SLB common stock received in the Merger will begin the day after the Merger.

General Tax Consequences to Non-U.S. Holders

Subject to the potential application of Section 304 of the Code discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the exchange of ChampionX common stock for SLB common stock in the Merger unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the Merger and certain other conditions are satisfied; or

•

ChampionX is or has been a United States real property holding corporation, which we refer to as a USRPHC, at any relevant time within the shorter of the five-year period preceding the Merger or the Non-U.S. Holder’s holding period, and the Non-U.S. Holder holds, or has held at any time during such period, more than 5% of the ChampionX common stock.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of ChampionX common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.

Regarding the third bullet, ChampionX does not believe that it is or has been a USRPHC within the past five years.

In any event, ChampionX stockholders will receive no cash consideration, other than cash in lieu of fractional shares of SLB common stock, with which to pay any potential tax liability resulting from the Merger.

Potential Application of Section 304 of the Code to the Merger

If Section 304 of the Code applies to the Merger, a Holder may be subject to U.S. federal income tax treatment that differs materially from that described above. Section 304 of the Code will apply to the Merger if holders of shares of ChampionX common stock, taken together, own (actually or constructively under attribution rules set forth in the Code) 50% or more of SLB, by vote or value, following the completion of the Merger, taking into account both shares of SLB common stock received in the Merger and shares of SLB common stock held at the time of the Merger. It may not be possible to establish with certainty following the closing of the Merger whether or not Section 304 of the Code applied to the Merger because the ownership information (including constructive ownership) necessary to make such determination may not be available. Based on the limited ownership information that is publicly available, it is possible that Section 304 of the Code could apply to the Merger.

All Holders of shares of ChampionX common stock that also own (including by attribution) shares of SLB common stock should consult their own tax advisors, including with respect to any actions that may be taken to mitigate the potential application of Section 304 of the Code.

If Section 304 of the Code applies to the Merger, the SLB common stock received by a Holder would be treated as the proceeds of a redemption of stock deemed issued by the indirect subsidiary of SLB. This deemed redemption would be treated as a distribution, unless the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to a particular Holder, in which case the deemed redemption would be treated as a sale or exchange of shares. As a result, instead of recognizing taxable gain or loss as described above, a Holder of ChampionX common stock whose percentage ownership interest in ChampionX immediately after the Merger (including indirectly as a result of owning stock in SLB and taking into account any shares of SLB stock actually and constructively owned by such Holder prior to the Merger or otherwise acquired in connection with the Merger) is not lower than its percentage ownership interest in ChampionX prior to the Merger by an amount that satisfies certain tests may recognize dividend income in an amount up to the fair market value of the shares of SLB common stock received by such Holder in the Merger.

Whether the deemed redemption is treated as a distribution with respect to a Holder will depend upon the Holder’s particular circumstances. Under IRS published guidance, for a Holder who has a minimal percentage stock interest in ChampionX and who exercises no control over corporate affairs, such a Holder’s consideration received in the Merger would not be treated as a distribution so long as that holder experiences any reduction in its percentage stock interest, determined by comparing that holder’s percentage of ChampionX stock actually and constructively owned by that holder immediately prior to the Merger with the percentage of stock of ChampionX that is constructively owned (through actual and constructive ownership of SLB stock) immediately following the Merger. In that situation the receipt of SLB common stock in exchange for ChampionX common stock pursuant to the Merger would not be treated as a distribution but would instead be taxable as a sale or exchange with respect to such Holder, with the consequences to U.S. Holders and Non-U.S. Holders are described under “—General Tax Consequences to U.S. Holders” and “—General Tax Consequences to Non-U.S. Holders,” as applicable.

For a Holder that does not experience a reduction in its percentage stock interest as described above, if Section 304 does apply to the Merger such Holder’s consideration received in the Merger would be treated as a distribution. A distribution under Section 304 of the Code would be taxable as a dividend to a Holder to the extent of such Holder’s allocable share of the relevant current or accumulated earnings and profits, as described further below.

Holders who hold a material percentage of the outstanding ChampionX common stock, or who exercise managerial control over its corporate affairs, are subject to different rules that require a more significant reduction in percentage stock interest to avoid distribution treatment if Section 304 of the Code applies to the Merger. Any such Holders are urged to consult their own tax advisors regarding the potential application of Section 304 of the Code to the Merger in light of their particular circumstances.

For U.S. Holders, dividends are generally taxable as ordinary income. However, while there is no controlling authority, assuming certain holding period requirements are satisfied, a reduced U.S. federal income tax rate should be available for a dividend that a non-corporate U.S. Holder is deemed to receive under Section 304 of the Code. To the extent that a corporate U.S. Holder of ChampionX common stock is treated as having received a dividend as a result of Section 304 of the Code, such dividend may be eligible for a dividends received deduction (subject to certain requirements and limitations) and may be subject to the “extraordinary dividend” provisions of the Code.

The portion of any deemed distribution not paid out of the relevant current or accumulated earnings and profits would be applied against such U.S. Holder’s adjusted tax basis in its ChampionX common stock and thereafter would be treated as gain from the sale of such U.S. Holder’s ChampionX common stock.

For Non-U.S. Holders, the receipt of any amounts treated as a dividend generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless such dividend is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder). However, because application of Section 304 of the Code to the Merger is uncertain and because the application of Section 304 of the Code depends on a Holder’s particular circumstances, a withholding agent may not be able to determine whether a Holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, a withholding agent may withhold tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the SLB common stock payable to a Non-U.S. Holder unless (1) the withholding agent has established special procedures allowing Non-U.S. Holders to certify that they are exempt from such withholding tax and (2) the Non-U.S. Holder is able to certify that the Non-U.S. Holder meets the requirements of such exemption (e.g., because the Non-U.S. Holder is not treated as receiving a dividend under the Section 302 tests described above). SLB and ChampionX intend to make available ownership certification forms that a Non-U.S. Holder may submit to a withholding agent as part of the letter of transmittal to establish non-dividend treatment. However, there can be no assurance that a withholding agent will establish or otherwise implement such special certification procedures. If a withholding agent determines it is required to withhold with respect to a Non-U.S. Holder, the withholding agent may retain and sell or cause to be sold the amount of SLB common stock otherwise payable to such Non-U.S. Holder as is necessary to satisfy any withholding with respect to such Non-U.S. Holder. In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder claiming such a reduced rate will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to the applicable withholding agent. In the event a withholding agent withholds excess amounts from the SLB common stock payable to a Non-U.S. Holder, the Non-U.S. Holder may generally obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS.

Section 304 of the Code and the Treasury regulations and guidance thereunder are complex. Any Holder that actually or constructively owns, or expects to own at the time of the Merger, both shares of ChampionX common stock and shares of SLB common stock should consult its own tax advisors with respect to the application of Section 304 of the Code in its particular circumstances (including as to its tax basis in the shares subject to Section 304 of the Code). In addition, all Non-U.S. Holders should consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to the SLB common stock payable to them pursuant to the Merger, and any actions that may be taken to mitigate any potential adverse tax consequences.

Information Reporting and Backup Withholding

SLB common stock received by a U.S. Holder or a Non-U.S. Holder in the Merger, under certain circumstances, may be subject to information reporting and backup withholding (currently at a 24% rate), unless such Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of SLB Common Stock Received in the Merger

The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition by U.S. Holders and Non-U.S. Holders of SLB common stock received in the Merger.

U.S. Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions, if any, made with respect to shares of SLB common stock will constitute dividends for U.S. federal income tax purposes to the extent of SLB’s current-year or accumulated earnings and profits as determined for U.S. federal income tax purposes. The gross amount of dividends that a U.S. Holder receives generally will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to exceptions for short-term or hedged positions, non-corporate U.S. Holders will be subject to U.S. federal income taxation at reduced rates with respect to “qualified dividends.” Dividends paid by SLB on shares of SLB common stock will be treated as “qualified dividends” as long as (1) the SLB common stock is readily tradable on the NYSE and (2) SLB was not, in its taxable year prior to the year in which the dividend is paid, and is not, in its taxable year in which the dividend is paid, a passive foreign investment company, which we refer to as a PFIC. As described below, SLB believes that it has not been a PFIC in any prior year, will not be a PFIC for the taxable year in which the Merger occurs, and will not become a PFIC in the future.

To the extent that a distribution exceeds SLB’s current-year and accumulated earnings and profits as determined for U.S. federal income tax purposes, such distribution will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the shares (with a corresponding reduction in such tax basis) and thereafter will be treated as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder’s holding period for the SLB common stock exceeds one year.

Sale or Other Taxable Disposition of SLB Common Stock

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss on any sale or other taxable disposition of SLB common stock in an amount equal to the difference, if any, between the amount realized on such disposition and the U.S. Holder’s adjusted tax basis in such stock. Capital gains of a non-corporate U.S. Holder will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its SLB common stock for more than one year as of the date of the disposition. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

In general, a foreign corporation such as SLB will be classified as a “passive foreign investment company” or “PFIC” for any taxable year in which either (1) 75% or more of its gross income is passive income (generally, dividends, interest, gains from the sale or exchange of investment property, and certain rents and royalties) or (2) at least 50% of the average value of its assets consists of assets that produce, or that are held for the production of, passive income. For purposes of applying these tests, the foreign corporation is deemed to own its proportionate share of the assets of, and to receive directly its proportionate share of the income of, any other corporation in which the foreign corporation owns, directly or indirectly, at least 25% of the value of the stock.

If SLB were classified as a PFIC, then U.S. Holders could be subject to various adverse consequences with respect to the ownership and disposition of SLB common stock unless the U.S. Holders make certain elections. These adverse consequences include taxation of gain on a sale or other disposition of SLB common stock and taxation of certain distributions (which may include distributions that would otherwise be treated as “qualified dividends”) at the maximum ordinary income rates and the imposition of an interest charge on such gain and distributions.

SLB believes that it has not been a PFIC in any prior taxable year, will not be a PFIC in the taxable year in which the Merger occurs, and will not become a PFIC in the foreseeable future. However, because the tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination, there can be no assurance that SLB will not become a PFIC. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in SLB common stock, including the availability of certain shareholder elections.

Specified Foreign Financial Assets

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include SLB common stock) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Treasury regulations have been proposed that, if finalized, would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are urged to consult their tax advisors concerning the application of these rules to their investment in SLB common stock.

Non-U.S. Holders

Distributions

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on dividends in respect of SLB common stock. However, if such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S.

permanent establishment of the Non-U.S. Holder), then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of SLB common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Sale or Other Taxable Disposition of SLB Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on any gain recognized on a sale or other taxable disposition of SLB common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the Merger and certain other conditions are satisfied.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of SLB common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.

Information Reporting and Backup Withholding

Dividends paid with respect to shares of SLB common stock and proceeds from a sale or other disposition of shares of SLB common stock received in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding (currently at a 24% rate) unless the Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Regulatory Approvals Required for the Merger

Antitrust Approvals

The Merger is subject to review by antitrust regulators in the United States under the HSR Act. Under the HSR Act, SLB and ChampionX are required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period (and any extension of the waiting period) prior to completing the Merger. On April 23, 2024, SLB and ChampionX each filed a Premerger Notification and Report Form under the HSR Act.

The Merger is also subject to antitrust review by government authorities in several non-U.S. jurisdictions, including Australia, Brazil, Canada, Mexico, New Zealand, Norway, Saudi Arabia and the United Kingdom. The parties have made or will make additional antitrust filings in certain other jurisdictions outside the United States.

Pursuant to the Merger Agreement, SLB and its affiliates agreed to use their reasonable best efforts, subject to certain limitations, to resolve any objections and avoid or eliminate each impediment that a governmental entity (other than CFIUS) may assert under applicable regulatory laws with respect to the Transactions to enable the consummation of the Merger to occur as promptly as practicable (and in any event no later than the End Date). However, SLB and its affiliates will not be obligated to take remedial actions for purposes of resolving any such objection or avoiding or eliminating any such impediment, except to the extent that such remedial action: (i) does not involve any businesses, assets, equity interests, product lines, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of SLB or its affiliates or the Chemical Technologies business of ChampionX and its subsidiaries and (ii) would not and would not reasonably be expected to, individually or in the aggregate, result in a loss of more than 8% of the aggregate annual revenues of ChampionX and its subsidiaries, taken as a whole, as measured by the 12 months ended December 31, 2023.

If the Merger has not occurred on or before the End Date due to the failure to obtain regulatory approvals, or a Mutual Legal Restraint, the Merger Agreement may be terminated by either party. Upon termination of the Merger Agreement under specified circumstances, including the termination by either party if certain Mutual Legal Restraints exist, specified regulatory approvals have not been obtained or if the consummation of the Merger does not occur on or prior to the End Date based on an injunction or prohibition under the Regulatory Laws or by SLB if it does not exercise its right to an Extension Election or if Specified Legal Restraints exist and the closing conditions relating to the absence of Mutual Legal Restraints or the receipt of certain specified regulatory approvals have not been satisfied, SLB would be required to pay ChampionX a termination fee of $326.6 million.

There can be no assurance that the Merger will not be challenged on antitrust or competition grounds or, if a challenge is made, what the outcome of such a challenge would be. The Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, any U.S. state and other applicable U.S. or non-U.S. regulatory bodies may challenge the Merger on antitrust or competition grounds at any time, including after the expiration or termination of the waiting period under the HSR Act or other applicable process, as they may deem necessary or desirable or in the public interest. Accordingly, at any time before or after the completion of the Merger, any such party could take action under the antitrust and competition laws, including, without limitation, by seeking to enjoin the Merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust or competition laws under certain circumstances.

Other Regulatory Procedures

The Merger may be subject to certain regulatory requirements of other municipal, state and federal, U.S. or non-U.S. governmental agencies and authorities, including those relating to the offer and sale of securities. SLB and ChampionX are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the Merger.

Dividend Policy

SLB paid quarterly cash dividends of $0.25 per share of SLB common stock during 2023. On January 19, 2024, the SLB Board approved an increase to SLB’s quarterly cash dividend to $0.275 per share of SLB common stock, which was most recently paid on April 4, 2024. The terms of the Merger Agreement limit the ability of SLB to authorize or pay additional dividends, except for regular quarterly cash dividends on SLB common stock consistent with past practice (including any historical increases in such cash dividends).

ChampionX has paid quarterly cash dividends of between $0.075 and $0.085 per share of ChampionX common stock since the first quarter of 2023. On January 31, 2024, the ChampionX Board approved an increase of the quarterly cash dividend to $0.095 per share of ChampionX common stock, which was most recently paid on April 26, 2024. Pursuant to the terms of the Merger Agreement, between the signing of the Merger Agreement and the closing date, ChampionX may continue to pay its regular quarterly cash dividends with customary record and payment dates, subject to certain exceptions.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the Merger will occur on the second business day after all the conditions to the closing of the Merger are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of such conditions). Subject to the satisfaction or waiver of the conditions to the completion of the Merger described in the section entitled “The Merger Agreement—Conditions to the Merger,” including the approval of the Merger Proposal by ChampionX’s stockholders at the ChampionX Special Meeting, it is currently anticipated that the Merger will close before the end of 2024. It is possible that factors outside the control of SLB and ChampionX could result in the Merger being completed at a different time, or not at all.

The Merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such other, later time as is agreed between SLB and ChampionX and specified in the certificate of merger.

THE MERGER AGREEMENT

The following section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The provisions of the Merger Agreement are complicated and not easily summarized. The following summary may not contain all of the information about the Merger Agreement that is important to you and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated into this proxy statement/prospectus by reference. SLB and ChampionX urge you to read the full text of the Merger Agreement before making any decisions regarding the Merger, including approval of the Merger Proposal, because it is the legal document that governs the Merger.

Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

In reviewing the Merger Agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about SLB or ChampionX. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate,

•

have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement, and

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors.

Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement/prospectus.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of SLB, ChampionX or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information.”

Structure of the Merger

Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will merge with and into ChampionX in accordance with the requirements of Delaware law, whereupon the separate existence of Merger Sub will cease and ChampionX will continue as the Surviving Corporation in the Merger as an indirect wholly owned subsidiary of SLB. Following the Merger, ChampionX common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded. Upon effectiveness of the Merger, each ChampionX stockholder will have the right to receive the consideration described below under “Equity Consideration.”

Effective Time; Closing

Unless the parties otherwise mutually agree, the completion of the Merger will occur on the second business day after all the conditions to the closing of the Merger are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of such conditions). Subject to the satisfaction or waiver of the conditions to the completion of the Merger described in the section entitled “Conditions to the Merger,” including the approval of the Merger Proposal by ChampionX’s stockholders at the ChampionX Special Meeting, it is currently anticipated that the Merger will close before the end of 2024. It is possible that factors outside the control of both companies could result in the Merger being completed at a different time, or not at all.

The Merger will be effective at the Effective Time, which will be the time the certificate of merger is filed with the Secretary of State of the State of Delaware or such other, later time as is agreed between SLB and ChampionX and specified in the certificate of merger.

Equity Consideration

The Merger Agreement provides that at the Effective Time, each share of ChampionX common stock issued and outstanding immediately prior to the Effective Time (other than ChampionX Excluded Stock) will be converted into the right to receive 0.735 shares of SLB common stock and cash in lieu of fractional shares, if any, as described under “Fractional Shares.”

Fractional Shares

No fractional shares of SLB common stock will be delivered to any holder of ChampionX common stock upon completion of the Merger. For each fractional share that would otherwise be delivered, SLB will pay cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the volume-weighted average closing sale price of a share of SLB common stock as reported on the NYSE for the 15 consecutive full trading days (in which shares of SLB common stock are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding the closing date and (ii) the fraction of share SLB common stock that such holder would otherwise be entitled to receive pursuant to the Merger Agreement.

Treatment of Equity Awards

SARs. At the Effective Time, each ChampionX SAR (whether vested or unvested) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing, an amount in cash equal to the product of (1) the number of shares of ChampionX common stock underlying such ChampionX SAR multiplied by (2) the excess, if any, of the ChampionX Closing Price over the exercise or reference price of such ChampionX SAR. If the product of clauses (1) and (2) in the foregoing sentence is not greater than zero, at the Effective Time such ChampionX SAR will automatically be cancelled for no consideration.

Options. At the Effective Time, each ChampionX Option that is outstanding immediately prior to the Effective Time will automatically be converted into an SLB Option with respect to that number of shares of SLB common stock that is equal to (i) the product of (A) the number of shares of ChampionX common stock underlying such ChampionX Option as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole number, at an exercise price per share equal to the quotient obtained by (x) dividing (i) the per share exercise price of the ChampionX Option by (ii) the Exchange Ratio, (y) rounded up to the nearest whole cent, provided, however, that the exercise price and the number of shares of SLB common stock covered by such SLB Option will be determined in a manner that is intended to be consistent with the requirements of Section 409A of the Code. Each SLB Option will otherwise continue to have, and will be subject to, the same terms and conditions as applied to the ChampionX Option immediately prior to the Effective Time.

RSUs; DERs. At the Effective Time, each ChampionX RSU Award that is outstanding immediately prior to the Effective Time will be assumed and converted into an SLB RSU Award, which will have, and be subject to, the same terms and conditions as applied to the ChampionX RSU Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) the number of shares of ChampionX common stock underlying such ChampionX RSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination of employment by SLB or its subsidiaries at any time that such SLB RSU Award remains outstanding (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be entitled to receive any dividend equivalent rights with respect to any dividends declared or accrued following the Effective Time. At the Effective Time, each ChampionX DER (whether vested or unvested) will be cancelled and converted into the right to receive within 10 business days following the closing date, an amount in cash equal to the ChampionX Pre-Closing Dividend Amount. The term “ChampionX Pre-Closing Dividend Amount” means, with respect to a ChampionX RSU Award, the amount accrued in a bookkeeping account as of immediately prior to the closing with respect to ChampionX DERs granted in tandem with ChampionX RSU Awards.

Performance Share Awards. At the Effective Time, each ChampionX Performance Share Award that is outstanding immediately prior to the Effective Time will be assumed and converted into an SLB RSU Award, which will have, and be subject to, the same terms and conditions as applied to the ChampionX Performance Share Award immediately prior to the Effective Time, except that, (x) the number of shares of SLB common stock subject to the SLB RSU Award will equal (i) the product of (A) a number of shares of ChampionX common stock underlying such ChampionX Performance Share Award determined based on such award’s Applicable Performance Level by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each such SLB RSU Award will vest in full if, following the Effective Time, the holder thereof incurs a qualifying termination (and, solely in the case of a qualifying termination that occurs more than 18 months following the closing date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by SLB or one of its subsidiaries), and (z) SLB RSU Awards will not be subject to any performance-based vesting conditions, which will be deemed achieved at the Applicable Performance Level.

DSU Awards. At the Effective Time, each ChampionX DSU Award (whether vested or unvested) that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, within 10 business days following the closing date, a number of shares of SLB common stock equal to (i) the product of (A) the number of shares of ChampionX common stock underlying the ChampionX DSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share.

Equity Plan. At the Effective Time, SLB will assume all of ChampionX’s obligations under the ChampionX Equity Plan, each outstanding ChampionX Equity Award and the agreements evidencing the grants thereof, and the number and kind of shares available for issuance under the ChampionX Equity Plan will be adjusted to reflect shares of SLB common stock in accordance with the provisions of the ChampionX Equity Plan.

Exchange of Shares; Stock Transfer Books

The conversion of ChampionX common stock into the right to receive the Equity Consideration will occur automatically at the Effective Time. Immediately prior to the Effective Time, SLB will issue to Holdco, by way of sale or as a contribution (through the relevant intermediate entity(ies)) to the capital of Holdco or a combination thereof, that number of shares of SLB common stock that are to be delivered by Holdco to the holders of ChampionX common stock pursuant to the Merger Agreement. Each share of ChampionX common stock issued and outstanding (other than shares held by ChampionX and its subsidiaries) will be converted into the right to receive 0.735 shares of SLB common stock.

Promptly after the Effective Time, Holdco will instruct the exchange agent to mail to each record holder of shares of ChampionX common stock as of the Effective Time a letter of transmittal and instructions for use in effecting the surrender of the shares of ChampionX common stock in exchange for the Equity Consideration.

Any portion of the Equity Consideration that remains undistributed to the former holders of ChampionX common stock for 12 months after the Effective Time will be delivered to Holdco upon demand, and any remaining former holders of shares of ChampionX common stock will thereafter look only to Holdco for payment of the Equity Consideration. Any amounts remaining unclaimed by former holders of shares of ChampionX common stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable law, become the property of Holdco.

Lost, Stolen or Destroyed Certificates

If any certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed (and, if required by SLB, the posting by such person of a bond) in such reasonable amount as SLB may direct, as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue for such lost, stolen or destroyed certificate the Equity Consideration to be paid in respect of the share of ChampionX common stock represented by such certificate.

Appraisal Rights

Under Delaware law (with respect to ChampionX stockholders) and the laws of Curaçao (with respect to SLB shareholders), neither ChampionX stockholders nor SLB shareholders will be entitled to appraisal rights or dissenters’ rights in connection with the Merger, the issuance of shares of SLB common stock in connection with the Merger, or the Transactions.

Withholding Taxes

SLB, Holdco, the Surviving Corporation, the exchange agent and any other applicable tax withholding agent (each, a “Withholding Agent”) will be entitled to deduct and withhold from consideration payable to any ChampionX stockholder the amounts that may be required to be withheld under any applicable tax law. Such Withholding Agent may sell or cause to be sold any SLB common stock otherwise issuable to any ChampionX stockholder as necessary to satisfy applicable withholding obligations. Amounts withheld and paid over to a governmental entity will be treated for all purposes of the Merger Agreement as having been paid to the stockholders from whom they were withheld.

Representations and Warranties

The Merger Agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the Merger. These representations and warranties are, in many respects, subject to materiality, knowledge and other similar qualifications contained in the Merger Agreement and expire at the Effective Time.

Many of the representations and warranties are reciprocal and apply to ChampionX, on the one hand, and SLB, Holdco and Merger Sub, on the other hand, and their respective subsidiaries, including the following matters:

•	existence, good standing and qualification to conduct business;

•	capitalization;

•	requisite power and authorization to enter into the Merger Agreement and to consummate the Transactions (with respect to ChampionX, subject to the ChampionX Stockholder Approval);

•	governmental and regulatory approvals necessary to enter into the Merger Agreement and to consummate the Transactions;

•	compliance with the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulation of the NYSE and the Nasdaq;

•	compliance with applicable laws and permits;

•	tax matters;

•	absence of any conflict or violation of organizational documents, third party agreements or laws as a result of the Merger Agreement or consummation of the Transactions;

•	filings and reports with the SEC and financial information;

•	absence of litigation;

•	absence of a material adverse effect;

•	absence of certain changes or events since December 31, 2023;

•	absence of decrees or injunctions;

•	ownership of the other party or parties’ capital stock;

•	compliance with export controls and trade sanctions; and

•	compliance with the Foreign Corrupt Practices Act and other anticorruption and antibribery laws.

ChampionX, on the one hand, and SLB, on the other hand, and their respective subsidiaries, have made additional representations and warranties in the Merger Agreement with respect to the following subject matters:

•	internal accounting controls and disclosure controls and procedures;

•	absence of undisclosed liabilities;

•	absence of material claims of breach of any environmental law or regulation, and compliance with such laws or regulations for the past three years;

•	accuracy of information supplied for inclusion or incorporation in this proxy statement/prospectus;

•	absence of material tax law non-compliance, failure to file, claims, litigation, or liability;

•	absence of material intellectual property claims or infringement, misappropriation or violation of intellectual property rights of any third party; and

•	absence of any third party finders or brokers fees in relation to the Merger.

ChampionX and its subsidiaries have made additional representations and warranties to SLB, Holdco and Merger Sub in the Merger Agreement with respect to the following subject matters:

•	company benefit plans and eligible employees;

•	marketable title of material real property;

•	insurance policies and amounts;

•	the opinion of financial advisor received by the ChampionX Board;

•	disclaimer of any material contracts;

•	the 20 largest customers and suppliers by revenue and cost, respectively;

•	data protection policies;

•	disclaimer of any transactions between ChampionX and its subsidiaries or between its subsidiaries;

•	disclosure of joint ventures, partnerships, and other similar arrangements; and

•	investigation of any sexual harassment, discrimination, or other such claims and having taken corrective actions, if any.

SLB and its subsidiaries have made additional representations and warranties to ChampionX in the Merger Agreement with respect to:

•	investigation of any sexual harassment, discrimination, or other such claims and having taken corrective actions, if any.

Certain representations and warranties of ChampionX and its subsidiaries are qualified as to materiality or as to “material adverse effect,” which when used with respect to ChampionX and its subsidiaries means, as the case may be, a material adverse effect on the business, property, assets, financial condition or results of operations of ChampionX and its subsidiaries, taken as a whole, other than any event, change, effect, development, circumstance, condition or occurrence resulting from, relating to or arising out of:

•	any changes or developments in the natural gas gathering, compressing, treating, processing and transportation industry generally;*

•	any changes or developments in prices for oil, natural gas, condensate or natural gas liquids or other commodities or for ChampionX or any of its subsidiaries’ raw material inputs and end products;*

•

the announcement or the existence of, compliance with or performance under, the Merger Agreement or the Transactions (including the identity of SLB and its affiliates, the impact of the Transactions on the relationships, contractual or otherwise, of ChampionX or any of its subsidiaries with employees, labor unions, customers, suppliers or partners, and any lawsuit, action or other proceeding with respect to the Transactions) (provided, that this exception will not apply in connection with any breach or inaccuracy of a representation or warranty set forth in the Merger Agreement expressly addressing the consequences of the announcement or existence of, compliance with or performance under, the Merger Agreement);

•	any taking of any action or failure to take any action, in either case, as required by the Merger Agreement or taken (or omitted to be taken) at the written request of SLB, Holdco or Merger Sub;

•

changes or proposed changes in laws, rules or regulations of general applicability to companies in the industries in which ChampionX and any of its subsidiaries operate, or interpretations thereof by courts or governmental entities;*

•	any changes in GAAP or accounting standards or interpretations thereof;*

•

changes in or generally affecting the economy, the financial, credit or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in currency exchange rate, interest rates, monetary policy or inflation;*

•	any changes or developments in or affecting the industries in which ChampionX or any of its subsidiaries operate;*

•

any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God, weather-related events or other comparable events, including any natural or man-made disasters or from any outbreak of any disease, pandemic, any quarantine or similar applicable laws, directives, guidelines or recommendations promulgated by any industry group or any governmental entity or other public health events or outbreak or escalation of hostilities or war (whether or not declared), geopolitical conditions, military actions or any act of sabotage or terrorism, or national or international political or social conditions (including the conflict in Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto;*

•

any failure by ChampionX to meet any internal or external financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided, that this exception will not prevent or otherwise affect a determination that any event, change, effect, circumstance, condition, development or occurrence underlying such failure has resulted in, or contributed to, a material adverse effect of ChampionX);

•

any changes in the share price or trading volume of ChampionX common stock or in the credit rating of ChampionX or any of its subsidiaries (provided that this exception will not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a material adverse effect of ChampionX); and

•	the failure to obtain any approvals or consents from any governmental entity or other person in connection with the Transactions,

provided that, in the case of the seven bullets marked with an asterisk (*) above, solely to the extent disproportionately affecting ChampionX and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which ChampionX and its subsidiaries operate, in which case only such disproportionate effect will be taken into account in determining whether there has been, or would be reasonably likely to be, a “material adverse effect.”

Certain representations and warranties of SLB, Holdco and Merger Sub are also qualified as to materiality or as to “material adverse effect,” which when used with respect to SLB, Holdco and Merger Sub means, as the case may be, any event, change, effect, development or occurrence that, either individually or in the aggregate, is or would be reasonably likely to prevent or materially impair, interfere with, hinder or delay the consummation of the Merger, or SLB, Holdco or Merger Sub’s ability to consummate the Merger or the Transactions, including the issuance of the Equity Consideration.

Conduct of Business Pending the Effective Time

ChampionX has agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as may be required by applicable law, as may be consented to in writing by SLB (which consent may not be unreasonably withheld, conditioned or delayed), as otherwise contemplated by the Merger Agreement or as set forth on ChampionX’s disclosure schedule to the Merger Agreement, ChampionX will conduct its business, and cause its subsidiaries to conduct their business, in each case, in the ordinary course of business, and preserve, and cause its subsidiaries to preserve, their relationships with clients, customers, suppliers, distributors and creditors and other persons with which such entity has significant business relations in all material respects.

ChampionX has further agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as may be required by applicable law, as may be consented to in writing by SLB (which consent may not be unreasonably withheld, conditioned or delayed), as otherwise contemplated by the Merger Agreement or as set forth on ChampionX’s disclosure schedule to the Merger Agreement, ChampionX will not, and will cause its subsidiaries not to:

•

(A) adopt any amendments (except for immaterial or ministerial amendments to the by-laws of ChampionX, as adopted by the ChampionX Board) to the organizational documents or (B) adopt any amendments to the articles of incorporation, by-laws or similar organizational documents of any subsidiary of ChampionX, in the case of this clause (B), that would reasonably be expected to be materially adverse to SLB or any of its affiliates;

•

issue, sell, pledge, dispose of, encumber with any lien, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of, any equity interest in ChampionX or any of its subsidiaries or any securities convertible into or exchangeable for any such equity interests, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing ChampionX benefit plans, other than (A) liens pursuant to any joint venture, partnership or limited liability company agreement or similar contract relating to the formation, creation, operation, management or control of any such arrangement in effect as of the date of the Merger Agreement, (B) intercompany transactions not involving equity interests of ChampionX or among ChampionX’s wholly owned subsidiaries, (C) issuances of shares of ChampionX common stock in respect any ChampionX Equity Awards, (D) as required by any existing ChampionX benefit plans or any ChampionX benefit plans entered into or amended in accordance with the terms of the Merger Agreement or (E) any properties or assets of the ChampionX or its subsidiaries;

•

declare or pay any dividend or other distribution or payment, except for certain intercompany distributions, or regular quarterly cash dividends with customary record and payment dates on the shares of ChampionX common stock subject to certain limitations;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, except for (A) the Transactions, (B) intercompany mergers, consolidations, restructurings or reorganizations or (C) certain mergers, consolidations, restructurings or reorganizations of ChampionX’s subsidiaries in connection with an acquisition permitted under the terms of the Merger Agreement;

•

make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $10 million individually or $20 million in the aggregate, except for those (A) contemplated in the aggregate annual capital expenditure budget prepared for ChampionX in its forecast for 2024, (B) involving any ChampionX joint venture of up to $50 million in the aggregate or (C) made in connection with intercompany transactions (provided, that ChampionX will not, and will not permit any of its subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to materially prevent, impede or delay the consummation of the Merger);

•

authorize any capital expenditures in excess of 115% of the aggregate annual capital expenditure budget prepared for ChampionX in the aggregate annual capital expenditure budget prepared for ChampionX in its forecast for 2024, or 125% of the aggregate annual capital expenditure budget prepared for ChampionX in its forecast for 2024 for the period beginning on January 1, 2025 if closing has not occurred by December 31, 2024;

•

sell, lease, license, transfer, exchange or swap or otherwise dispose of any properties (including real property) or non-cash assets (excluding intellectual property) with a value in excess of $25 million individually or $50 million in the aggregate, excluding (A) sales, transfers and dispositions of obsolete or worthless equipment, (B) intercompany transactions or (C) in the ordinary course of business;

•

sell, assign, transfer, license (or grant a covenant not to sue with respect to), abandon, dedicate to the public, permit to lapse, or otherwise dispose of any material intellectual property, except nonexclusive licenses entered into in the ordinary course of business;

•

disclose any material trade secrets or other material confidential information included in ChampionX’s intellectual property to any person, except in the ordinary course of business to persons who are under a contractual, legal or legally enforceable obligation to maintain the confidentiality thereof;

•	except as required by the existing terms of a ChampionX benefit plan:

•

materially increase the compensation, bonus, commission, or other benefits payable or provided of any directors, executive officers or employees or other individual service providers, except in the ordinary course of business for non-officer level employees;

•

pay or award any bonuses or incentive compensation, except in the ordinary course of business, or grant any severance or termination pay to any directors, officers, employees or other individual service providers;

•

establish, adopt, enter into, terminate or materially amend any ChampionX benefit plan (or any other benefit or compensation plan, policy, program, contractor, agreement, or arrangement that would be a ChampionX benefit plan if it were in effect), except as required under law or for annual renewals in the ordinary course of business that would not result in material additional or increased costs and further excluding any offer letters that provide for no retention, severance or change in control benefits;

•

enter into, terminate, extend or amend a collective bargaining agreement or other agreement with a labor union, works council or other labor organization, or recognize or certify any labor union, labor organization, works council, or group of employees of ChampionX or any of its subsidiaries as the bargaining representative for any employees of ChampionX or any of its subsidiaries;

•

hire or terminate (except for cause or due to death or disability) any director, officer, employee or other individual service provider whose annual compensation opportunity would exceed (or exceeds) $125,000, except in the ordinary course of business to fill any vacancies that are in existence on the date of the Merger Agreement or that arise following the date of the Merger Agreement due to a separation with the applicable director, officer, employee or service provider (other than a vacancy of an executive officer-level position or a vacancy created by the separation of a key employee), in each case, in the ordinary course of business, and provided that such hired director, officer, employee, or service provider will not be entitled to receive, without the consent of SLB, any ChampionX Equity Awards, payment, or benefits in connection with the Merger;

•	grant any ChampionX Equity Awards;

•

take action to accelerate any payment or benefit, or the funding thereof, payable to or to become payable to any directors, officers, employees or other individual service providers (including by amending or waiving any performance or vesting criteria); or

•

enter into or make any loans or advances to any directors, officers, employees or other individual service providers, except in the ordinary course of business or for travel or reasonable business expenses;

•

implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would reasonably be expected to trigger the notice requirements of the WARN Act;

•	agree to waive or release any material noncompetition, non-solicitation, nondisclosure or other restrictive covenant obligation of any current or former employees or independent contractors;

•	materially change financial accounting policies or procedures, except as required by changes in GAAP;

•

directly or indirectly, purchase, redeem or otherwise acquire any of ChampionX’s or its subsidiaries’ capital stock, or any rights, warrants or options to acquire any such shares or equity interests, except for intercompany transactions;

•

incur, assume, guarantee or otherwise become liable for any indebtedness or any guarantee of such indebtedness except for (A) in the ordinary course of business, (B) intercompany debt or guarantees, (C) indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to ChampionX than such existing indebtedness, or (D) any indebtedness incurred pursuant to ChampionX’s credit agreements and certain other receivable facilities and account for services agreements not in excess of $250 million in the aggregate;

•

prepay, redeem, repurchase, defease, or cancel any indebtedness for borrowed money or guarantees except (A) at stated maturity, (B) as prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with the terms of the Merger Agreement, (C) as prepayment and repayment of revolving loans in the ordinary course of business, (D) for any required amortization payments and mandatory prepayments, or (E) for intercompany transactions;

•

other than in the ordinary course of business, (A) enter into any material contracts, (B) modify, amend, terminate or waive any rights under any material contracts or under any ChampionX permit in a manner or with a materially adverse effect, or (C) incur any lien;

•

waive, release, assign, settle or compromise any claim, action or proceeding, except for such waivers, releases, assignments, settlements or compromises (A) with respect to litigation relating to the Merger Agreement or the Transactions, (B) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the December 31, 2023 included in ChampionX’s public filings or (C) for amounts in excess of $5 million individually, or $20 million in the aggregate (excluding amounts covered by insurance);

•

(A) change its fiscal year or any method of tax accounting, (B) make, change or revoke any material tax election, (C) enter into any closing agreement with respect to, or otherwise settle or compromise, any liability for material taxes, (D) file any amended tax return, (E) surrender a claim for a material refund of taxes, (F) incur any material tax liability outside of the ordinary course of business, or (G) fail to pay any income or other material tax (including estimated tax payments or installments) that becomes due and payable;

•

except in compliance in all material respects with compliance programs in effect as of the date of the Merger Agreement, enter into or amend any agreement between ChampionX or any of its subsidiaries and any agent or sales representative that is subject to any license granted by the U.S. Office of Foreign Assets Control;

•	enter into a new line of business other than in the ordinary course of business or abandon or discontinue any material existing line of business; and

•	agree or commit to do any of the foregoing.

SLB has agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as may be required by applicable law, as may be consented to in writing by ChampionX (which consent may not be unreasonably withheld, conditioned or delayed), as otherwise contemplated by the Merger Agreement or as set forth in SLB’s disclosure schedule to the Merger Agreement, each of SLB, Holdco and Merger Sub will conduct its business, and cause its subsidiaries to conduct their business, in each case, in the ordinary course of business, and preserve, and cause its subsidiaries to preserve, their relationships with clients, customers, suppliers, distributors and creditors and other persons with which such entity has significant business relations in all material respects.

SLB has further agreed that, until the earlier of the termination of the Merger Agreement or the Effective Time, except as may be required by applicable law, as may be consented to in writing by ChampionX (which consent may not be unreasonably withheld, conditioned or delayed), as otherwise contemplated by the Merger Agreement or as set forth in SLB’s disclosure schedule to the Merger Agreement, each of SLB, Holdco, and Merger Sub will not, and will cause its subsidiaries not to:

•	adopt any material amendments to SLB’s or cause the adoption of any material amendment to Holdco’s organizational documents;

•

split, combine or reclassify any equity interests or other ownership interests of SLB, Holdco or Merger Sub or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the equity interests or other ownership interests of SLB, Holdco or Merger Sub, except for an intercompany transaction;

•

authorize or pay any dividends on or make any distribution with respect to the outstanding equity securities of SLB, except regular quarterly cash dividends on SLB common stock consistent with past practice (including any historical increases in such cash dividends);

•

with respect to SLB and its significant subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, except for (A) the Merger, (B) intercompany mergers, consolidations, restructurings or reorganizations or (C) in connection with an acquisition permitted by the Merger Agreement;

•

issue, sell, pledge, dispose of or encumber with any lien, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in SLB or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing SLB benefit plans (except as otherwise provided by the terms of the Merger

Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), except (A) as set forth in SLB’s disclosure schedule to the Merger Agreement, (B) issuances of SLB common stock in respect of any exercise of SLB equity awards or in connection with the vesting or settlement of any SLB equity awards, (C) issuances of SLB common stock pursuant to SLB’s Discounted Stock Purchase Plan, (D) the grant of SLB equity awards, (E) the grant of equity interests pursuant to SLB’s 2004 Stock and Deferral Plan for Non-Employee Directors or (F) for intercompany transactions; and

•	agree or commit to do any of the foregoing.

Certain Additional Agreements

Special Meeting. ChampionX has agreed to use commercially reasonable efforts to (A) solicit from ChampionX stockholders proxies in favor of the Merger Proposal and (B) obtain ChampionX Stockholder Approval, including, unless the ChampionX Board has validly made a Change of Recommendation (as defined in the section entitled “—No Solicitation; Recommendation” below), communicating to ChampionX stockholders the Change of Recommendation and including the Change of Recommendation in this proxy statement/prospectus, if applicable. ChampionX has agreed to (i) adjourn or postpone the ChampionX Special Meeting (A) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus that is required to be filed and disseminated under applicable law is provided to ChampionX stockholders, (B) in order to allow additional time for the solicitation of votes in order to obtain the ChampionX Stockholder Approval or because there are insufficient shares of ChampionX common stock represented (either in person, online, or represented by proxy) and entitled to vote to constitute a quorum necessary to conduct the business of the ChampionX Special Meeting (which postponement or adjournment will be for a period to be mutually agreed between SLB and ChampionX, but not to be later than the date that is 10 business days prior to the End Date) and (ii) may adjourn or postpone the ChampionX Special Meeting if, (A) as of the time for which the ChampionX Special Meeting is scheduled, ChampionX reasonably determines in good faith that there are insufficient shares of ChampionX common stock represented (either in person, online, or by proxy) to obtain the ChampionX Stockholder Approval or (B) with the prior written consent of SLB (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that (x) the ChampionX Special Meeting shall not be adjourned or postponed pursuant to clause (i)(B) or (ii)(A) above, to a date on or after 10 business days prior to the End Date.

No Solicitation; Recommendation. Subject to certain limited exceptions, from April 2, 2024 until the earlier of the Effective Time and the date on which the Merger Agreement is terminated in accordance with its terms, ChampionX has agreed not to, and to cause its subsidiaries and its and their respective representatives not to, directly or indirectly:

•

solicit, initiate, seek or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to ChampionX’s stockholders, that constitutes, or would reasonably be expected to lead to, a ChampionX Acquisition Proposal;

•

furnish any non-public information regarding ChampionX or any of its subsidiaries or afford access to the business, properties, books or records of ChampionX or any of its subsidiaries, to any person (other than SLB, Holdco, Merger Sub or their respective affiliates or representatives) in furtherance of or in response to a ChampionX Acquisition Proposal or any inquiries regarding a ChampionX Acquisition Proposal;

•

engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than SLB, Holdco, Merger Sub or their respective affiliates or representatives) regarding a ChampionX Acquisition Proposal;

•

approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a ChampionX Acquisition Proposal;

•

enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, or exchange agreement, or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that (A) constitutes, or would reasonably be expected to lead to, a ChampionX Acquisition Proposal or (B) requires ChampionX to abandon, terminate or fail to consummate the Merger;

•

unless the ChampionX Board, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable law or ChampionX’s second amended and restated certificate of incorporation or amended and restated by-laws, amend or grant any waiver, release or modification under, or fail to enforce, any takeover law or any standstill or similar agreement with respect to any class of equity securities of ChampionX or any of its subsidiaries; or

•	resolve or agree to do any of the foregoing.

Notwithstanding these restrictions, the Merger Agreement provides that, at any time prior to obtaining the ChampionX Stockholder Approval, in certain circumstances where ChampionX receives a proposal prior to obtaining the ChampionX Stockholder Approval, the ChampionX Board, directly or indirectly through any officer, employee or representative, may (i) furnish non-public information to, and afford access to the business, properties, books or records of ChampionX and any of its subsidiaries to, any person and (ii) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written and bona fide ChampionX Acquisition Proposal.

ChampionX has agreed to promptly, and in no event later than 24 hours after its or any of its representatives’ receipt of any ChampionX Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a ChampionX Acquisition Proposal or non-public information relating to ChampionX or any of its subsidiaries regarding a ChampionX Acquisition Proposal, advise SLB orally and in writing of such ChampionX Acquisition Proposal, inquiry or request. ChampionX must also keep SLB informed in all material respects on a reasonably prompt basis with respect to any change to the material terms of any such ChampionX Acquisition Proposal.

The term “ChampionX Acquisition Proposal” means any bona fide offer or proposal received from or made public by a third party (other than an offer, proposal or indication of interest by SLB, Holdco, Merger Sub or their respective subsidiaries) relating to any transaction or series of related transactions (other than the Transactions) pursuant to which any person, other than SLB, Holdco, Merger Sub or their respective affiliates, (A) directly or indirectly acquires beneficial ownership, or the right to acquire beneficial ownership, of any business or assets of ChampionX or any of its subsidiaries whose business constitutes 20% or more of ChampionX’s consolidated net revenues, net income, earnings before interest, tax, depreciation and amortization (“EBITDA”) or assets, (B) directly or indirectly acquires or purchases 20% or more of any class of equity securities of ChampionX or any of its subsidiaries whose business constitutes 20% or more of ChampionX’s consolidated net revenues, net income, EBITDA or assets, (C) commences a tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of ChampionX or any of its subsidiaries whose business constitutes 20% or more of ChampionX’s consolidated net revenues, net income, EBITDA or assets, or (D) directly or indirectly commences any merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving ChampionX or any of its subsidiaries whose business constitutes 20% or more of ChampionX’s consolidated net revenues, net income, EBITDA or assets.

In connection with ChampionX’s entry into the Merger Agreement, the ChampionX Board unanimously resolved to recommend that ChampionX’s stockholders adopt the Merger Agreement (the “ChampionX Recommendation”). Subject to certain limited exceptions, neither the ChampionX Board nor any committee thereof may:

•	withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the ChampionX Recommendation in a manner adverse to SLB;

•

approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow ChampionX or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any ChampionX Acquisition Proposal;

•

fail to reaffirm the ChampionX Recommendation within 10 business days of a written request therefor by SLB following the date on which any ChampionX Acquisition Proposal or material modification thereto is received by ChampionX or is published, sent or communicated to ChampionX’s stockholders (or, if the ChampionX Special Meeting is scheduled to be held within 10 business days of such request, within five business days after such request and, in any event, prior to the date of the ChampionX Special Meeting); or

•

fail to publicly announce within 10 business days after a tender offer or exchange offer relating to the securities of ChampionX has been commenced, a statement disclosing that the ChampionX Board recommends rejection of such tender offer or exchange offer and affirms the ChampionX Recommendation (such actions, collectively, a “Change of Recommendation”).

At any time prior to receipt of the ChampionX Stockholder Approval, the ChampionX Board may, however, make a Change of Recommendation, if (and only if):

•

(A) a written ChampionX Acquisition Proposal that did not result from a material breach of ChampionX’s non-solicitation obligations under the Merger Agreement is made by a third party after entry into the Merger Agreement, and such ChampionX Acquisition Proposal is not withdrawn, (B) the ChampionX Board determines in good faith after consultation with its financial advisors and outside legal counsel that such ChampionX Acquisition Proposal constitutes a Superior Offer and (C) following consultation with outside legal counsel, the ChampionX Board determines that the failure to make a Change of Recommendation would constitute a breach of its fiduciary duties under applicable law or ChampionX’s second amended and restated certificate of incorporation or amended and restated by-laws; and

•

(A) ChampionX provides SLB four business days’ prior written notice of its intention to take such action, (B) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Offer, ChampionX has negotiated in good faith with SLB during such four business day period to make such revisions to the terms of the Merger Agreement, such that the ChampionX Acquisition Proposal ceases to constitute a Superior Offer, and (C) the ChampionX Board has considered in good faith any changes to the terms of the Merger Agreement committed to in writing by SLB, and following such four business day period, has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the ChampionX Acquisition Proposal would continue to constitute a Superior Offer if such changes to the Merger Agreement proposed in writing by SLB were to be given effect.

Additionally, other than with respect to a Superior Offer, nothing in the Merger Agreement will prohibit or restrict the ChampionX Board from making a Change of Recommendation in response to an Intervening Event to the extent that:

•

the ChampionX Board or any committee thereof determines in good faith, after consultation with ChampionX’s outside legal counsel, that the failure of the ChampionX Board to effect a Change of Recommendation in response to such Intervening Event would constitute a breach of its fiduciary duties under applicable law or ChampionX’s second amended and restated certificate of incorporation or amended and restated by-laws; and

•

(A) ChampionX provides SLB four business days’ prior written notice of its intention to take such action, which notice will specify the reasons therefor, (B) after providing such notice and prior to making such Change of Recommendation, ChampionX has negotiated in good faith with SLB during such four business day period to make such revisions to the terms of the Merger Agreement as to obviate the need for the ChampionX Board to make a Change of Recommendation, and (C) the ChampionX Board or any committee thereof has considered in good faith any changes to the terms of the Merger Agreement committed to in writing by SLB, and following such four business day period, has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Change of Recommendation in response to such Intervening Event would constitute a breach of its fiduciary duties under applicable law or ChampionX’s second amended and restated certificate of incorporation or amended and restated by-laws.

The term “Superior Offer” means any bona fide offer or proposal received from or made public by a third party (other than an offer, proposal or indication of interest by SLB, Holdco, Merger Sub or their respective subsidiaries) relating to any transaction or series of related transactions (other than the Transactions) pursuant to which any person, other than SLB, Holdco, Merger Sub or their respective affiliates, (A) directly or indirectly acquires beneficial ownership, or the right to acquire beneficial ownership, of any business or assets of ChampionX or any of its subsidiaries whose business constitutes 50% or more of ChampionX’s consolidated net revenues, net income, EBITDA or assets, (B) directly or indirectly acquires or purchases 50% or more of any class of equity securities of ChampionX or any of its subsidiaries whose business constitutes 50% or more of ChampionX’s consolidated net revenues, net income, EBITDA or assets, (C) commences a tender offer or exchange offer that, if consummated, would result in any person beneficially owning 50% or more of any class of equity securities of ChampionX or any of its subsidiaries whose business constitutes 50% or more of ChampionX’s consolidated net revenues, net income, EBITDA or assets, or (D) directly or indirectly commences any merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving ChampionX or any of its subsidiaries whose business constitutes 50% or more of ChampionX’s consolidated net revenues, net income, EBITDA or assets on terms that the ChampionX Board or any committee thereof determines, in good faith, after consultation with its outside legal counsel and its financial advisor is (1) if accepted, reasonably likely to be consummated and (2) more favorable to the ChampionX stockholders than the Transactions taking into account at the time of determination any proposal by SLB to amend or modify the terms of the Merger Agreement committed to in writing and after taking into account all aspects of the ChampionX Acquisition Proposal, including the form of consideration, the adequacy and conditionality of any financing, and the timing and likelihood of consummation.

The term “Intervening Event” means any event, change, effect, development or occurrence regarding ChampionX and its subsidiaries that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the ChampionX Board, as the case may be, as of the date of the Merger Agreement, except that such event, change, effect, development or occurrence will not constitute an Intervening Event if such event, change, effect, development or occurrence results from or arises out of (A) the announcement or the existence of, compliance with or performance under the Merger Agreement or the Transactions (including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Transactions), (B) any ChampionX

Acquisition Proposal, (C) certain alternate transactions as described in the Merger Agreement or (D) any Superior Offer.

Regulatory Approvals. Each of the parties to the Merger Agreement has agreed to use (and to cause each of its controlled affiliates to use) its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable under applicable laws to consummate the Merger and the other Transactions, including using reasonable best efforts to obtain all necessary actions or nonactions, waivers, clearances, expiration or termination of applicable waiting periods, consents and approvals, from governmental entities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of applicable waiting periods, consent or approval from, or to avoid an action or proceeding by, any governmental entity, in each case as promptly as practicable, and obtain all necessary nonactions, consents, approvals or waivers from third parties other than any governmental entity, in each case as promptly as practicable.

Subject to the terms and conditions set forth in the Merger Agreement, each of SLB and ChampionX have further agreed to, as promptly as practicable, prepare and file all filings, requests, registrations and notices necessary under each specified regulatory law with respect to the Merger and the Transactions. Subject to certain limited exceptions, each of ChampionX, on the one hand, and SLB, on the other hand, have agreed to (i) make available to the other party such information as the other party may reasonably request in order to make such regulatory filings, (ii) respond to information or document requests by any relevant governmental entity in connection with the Transactions, including by providing any information requested by any such governmental entity, (iii) keep each other party apprised of the status of matters relating to the consummation of the Transactions, (iv) cooperate in all respects and consult with the other party in connection with obtaining all necessary actions or nonactions, waivers, clearances, expiration or termination of applicable waiting periods, consents and approvals, from governmental entities, (v) prior to transmitting any communications, advocacy, white papers, information responses or other submissions to any governmental entity in connection with the Merger or the Transactions, permit counsel for the other party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other party in connection therewith, and (vi) not, and cause its affiliates not to, participate in any substantive meeting or discussion with any governmental entity in connection with the Merger or Transactions unless it consults with the other party in advance and gives the other party the opportunity to attend and participate.

Pursuant to the Merger Agreement, SLB and its affiliates have agreed to use their reasonable best efforts, subject to certain limitations, to resolve any objections and avoid or eliminate each impediment that a governmental entity (other than CFIUS) may assert under applicable regulatory laws with respect to the Transactions to enable the consummation of the Merger to occur as promptly as practicable following the date of the Merger Agreement (and in any event no later than the End Date). However, SLB and its affiliates will not be obligated to take remedial actions for purposes of resolving any such objection or avoiding or eliminating any such impediment, except to the extent that such remedial action: (i) does not involve any businesses, assets, equity interests, product lines, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of SLB or its affiliates or the Chemical Technologies business of ChampionX and its subsidiaries and (ii) would not, and would not reasonably be expected to, individually or in the aggregate, result in a loss of more than 8% of the aggregate annual revenues of ChampionX and its subsidiaries, taken as a whole, as measured by the 12 months ended December 31, 2023. ChampionX has agreed not to, and to cause its controlled affiliates not to, propose, offer, negotiate, commit to, agree to, effect or take any remedial action without the prior written consent of SLB. Additionally, ChampionX has agreed to, and to cause its controlled affiliates to, take any remedial action as directed by SLB (conditioned, in each case, upon the closing).

Other than with respect to CFIUS Approval (as defined below), SLB will, upon reasonable consultation with ChampionX, control, lead and direct all actions, decision and strategy for, and make all final determinations as to the timing and appropriate course of action with respect to, (i) obtaining clearances, expirations or terminations of waiting periods, consents and approvals from governmental entities, and all other matters related to regulatory laws and related inquiries, negotiations and actions, in connection with the Transactions, and (ii) responding to and defending any action by or with any governmental entity in connection with the Transactions. Additionally, other than with respect to CFIUS Approval, SLB will retain sole discretion in deciding whether to litigate, defend against, or otherwise contest any action by any governmental entity relating to the Transactions pursuant to or under the antitrust laws of the United States. ChampionX has agreed to, and to cause its affiliates to, use its reasonable best efforts to provide full and effective support of SLB in all material respects in all such inquiries, negotiations and actions to the extent requested by SLB. Further, SLB, ChampionX and their respective affiliates have agreed to not enter into any timing agreement or similar agreement with any governmental entity, or extend any waiting period under any regulatory law, if such action would reasonably be expected to delay the consummation of the Transactions beyond the End Date.

Other than with respect to obtaining CFIUS Approval, SLB, Holdco, Merger Sub and ChampionX have agreed not to, and to cause their respective affiliates not to, acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any person, or any business unit, division, subsidiary or other portion of any person, if such action would reasonably be expected to (i) materially increase the risk of a governmental entity or law prohibiting, preventing, restricting, or otherwise making unlawful the consummation of the Transactions, (ii) materially delay the satisfaction of the conditions to the closing or (iii) otherwise prevent or materially delay the consummation of the Transactions.

CFIUS Approval. Each of SLB and ChampionX have agreed to, and to cause their respective subsidiaries to, use reasonable best efforts to obtain CFIUS Approval if SLB determines in its sole and absolute discretion that CFIUS Approval is required under Section 721 of the Defense Production Act of 1950, as amended, and all rules and regulations issued and effective thereunder (the “DPA”) or otherwise warranted. The term “CFIUS Approval” means (A) the parties have received written notice from CFIUS that: (1) CFIUS has concluded that none of the Transactions is a “covered transaction” as defined in the DPA; (2) CFIUS has issued a written notice that it has completed an assessment, review or investigation pursuant to the DPA with respect to the Transactions, and has concluded all action under the DPA; or (3) CFIUS has determined that it is not able to conclude action under the DPA with respect to the Transactions pursuant to a declaration submitted by the parties but has not requested the submission of a notice filing with respect to the Transactions; or (B) CFIUS has sent a report to the President of the United States requesting the President’s decision and (1) the President has announced a decision not to take any action to suspend or prohibit the Transactions or (2) having received a report from CFIUS requesting the President’s decision, the President has not announced or taken any action after 15 days from the earlier of the date the President received such report from CFIUS or the end of the investigation period. The determination as to whether CFIUS Approval is required under the DPA or is otherwise warranted must be made within 10 business days following the date on which SLB receives such information from ChampionX as is reasonably necessary to make such determination. If SLB determines in its sole and absolute discretion that CFIUS Approval is required under the DPA or otherwise warranted, neither SLB nor ChampionX may take, or cause any of their respective affiliates to take, any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of CFIUS Approval. Neither SLB nor any of its affiliates will be required, for purposes of resolving any objection or avoiding or eliminating any impediment, if any, that CFIUS may assert with respect to the Transactions, to take any remedial actions with respect thereto.

Employee Matters. Following the Effective Time and until the first anniversary of the closing date (or, if earlier, until the date of termination of employment of the relevant employee), SLB has agreed to provide (or cause its subsidiaries to provide) the individuals who are employed by ChampionX or any of its subsidiaries immediately before the Effective Time and who immediately following the closing date continue employment (the “Current Employees”) with (i) annual base salary or wages (as applicable) that are no less favorable than the annual base salary or wages (as applicable) provided to such Current Employees immediately prior to the Effective Time, (ii) short-term target cash bonus or other short-term target cash incentive opportunities (other than any retention or transaction bonuses or incentives) that are no less favorable than the short-term target cash bonus or other short-term target cash incentive opportunities (as applicable) provided to such Current Employees immediately prior to the Effective Time, (iii) long-term incentive compensation opportunities that are no less favorable than the long-term incentive compensation opportunities provided to such Current Employees immediately prior to the Effective Time, (iv) severance benefits that are no less favorable than those the severance benefits mutually specified between the parties and (v) employee benefits (other than any defined benefit pension, nonqualified deferred compensation, retention or transaction benefits, equity or equity-based compensation and post-termination or retiree health or welfare benefits), that are no less favorable in the aggregate than the employee benefits (subject to the same exclusions) provided to such Current Employees immediately prior to the Effective Time.

For purposes of vesting of defined contribution retirement benefits, eligibility to participate and, solely for vacation and paid time off policies, severance plans and policies, and disability plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for any purposes, including benefit accrual, under any defined benefit pension plan) under the employee benefit plans of SLB and its subsidiaries providing benefits to any Current Employees after the Effective Time, each Current Employee will be credited with such Current Employee’s years of service with ChampionX and its subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any analogous ChampionX benefit plan in which such Current Employee participated immediately prior to the Effective Time, provided that the foregoing will not apply to the extent that it would result in a duplication of benefits or coverage with respect to the same period of service. In addition, effective as of the Effective Time and thereafter, for the plan year in which the closing occurs, SLB and its subsidiaries have agreed to (or to cause the Surviving Corporation to) (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any corresponding group health plan of the Surviving Corporation, SLB or any of their respective subsidiaries to be waived with respect to Current Employees and their eligible dependents and (ii) fully credit each Current Employee with all deductible payments, co-insurance and other out-of-pocket expenses incurred by such Current Employee and such employee’s covered dependents under the corresponding group health benefit plans of ChampionX or its subsidiaries prior to the closing for the purpose of determining the extent to which such Current Employee has satisfied the deductible, co-insurance, or maximum out-of-pocket requirements applicable to such Current Employee and such employee’s covered dependents for such plan year under any corresponding benefit plan of the Surviving Corporation, SLB or any of their respective subsidiaries, as if such amounts had been paid in accordance with such plan.

If timely requested by SLB in writing, ChampionX and each of its subsidiaries have agreed to take all corporate action as is necessary to terminate each 401(k) plan maintained or sponsored by ChampionX or any of its subsidiaries (collectively, the “ChampionX 401(k) Plans”), in each case, effective as of the day immediately prior to the closing date. In the event of the termination of any ChampionX 401(k) Plan, each Current Employee will be eligible (subject to the satisfaction of certain specified eligibility requirements) to participate in a defined contribution plan that is qualified under Section 401(a) of the Code that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by SLB or its applicable subsidiary (an “SLB 401(k) Plan”) and SLB or its applicable subsidiary will use commercially reasonable efforts to cause the SLB 401(k) Plan to immediately accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of ChampionX and its subsidiaries with respect to such individuals’ account balances (including loans) under such terminated ChampionX 401(k) Plan if elected by any such individuals.

ChampionX Financing Cooperating. Prior to the closing, and subject to certain limited exceptions, ChampionX has agreed to use commercially reasonable efforts to cooperate (and to cause its subsidiaries and its and their respective representatives to use their respective commercially reasonable efforts to cooperate) with SLB (as reasonably requested by SLB) to the extent reasonably necessary in connection with any debt financing incurred or intended to be incurred in connection with the Transactions by SLB or its subsidiaries (the “Financing”). SLB has agreed, subject to certain limited exceptions, to reimburse ChampionX upon its request for all reasonable and documented out-of-pocket third-party costs incurred by ChampionX or its subsidiaries in connection with such cooperation and to indemnify ChampionX, its subsidiaries and their respective affiliates and representatives against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith.

Indemnification and Insurance. For a period of six years from the Effective Time, the Surviving Corporation will maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of ChampionX’s and any of its subsidiaries’ organizational documents or in any indemnification agreements of ChampionX or its subsidiaries with any of their respective current or former directors, officers or employees, in each case as in effect as of the date of the Merger Agreement, and no such provision shall be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of ChampionX or any of its subsidiaries. In addition, subject to certain limited exceptions, from and after the Effective Time, the Surviving Corporation and its subsidiaries will jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of ChampionX or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another entity or enterprise at the request or for the benefit of ChampionX or any of its subsidiaries against any costs or expenses in advance of the final disposition of any claim, suit, proceeding or investigation to the fullest extent permitted by applicable law.

For a period of six years from the Effective Time, the Surviving Corporation will also cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the Merger Agreement by ChampionX and its subsidiaries with respect to matters existing or arising on or before the Effective Time, except that the Surviving Corporation will not be required to pay annual premiums in excess of 300% of the last annual premium paid by ChampionX prior to the date of the Merger Agreement in respect of the coverage. In lieu of the foregoing, SLB or ChampionX may (and at the request of SLB, ChampionX will be required to use its commercially reasonable efforts to) obtain, at or prior to the Effective Time, a six-year “tail” policy under ChampionX’s existing directors’ and officers’ insurance policy providing no less favorable coverage to that described above if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed 300% of the last annual premium paid by ChampionX prior to the date of the Merger Agreement in respect of such coverage. If a “tail policy” is purchased, the Surviving Corporation must maintain such policy in full force and effect for such six-year period.

Listing of SLB Common Stock and Delisting and Deregistration of ChampionX Common Stock. SLB will use reasonable best efforts to cause the SLB common stock to be issued and delivered in the Merger and such other SLB common stock to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance. If the Merger is completed, shares of ChampionX common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.

Mutual Access. For purposes of integration planning and the consummation of the Transactions, each of ChampionX, on the one hand, and SLB, Holdco and Merger Sub, on the other hand, have agreed to afford the other party and its specified representatives reasonable access during normal business hours and upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the date on which the Merger Agreement is terminated in accordance with its terms, to its and its subsidiaries’ properties, contracts, commitments, books and records as the other party may reasonably request.

Public Announcements. From the date of the Merger Agreement until the earlier of the Effective Time and the date on which the Merger Agreement is terminated in accordance with its terms, SLB and ChampionX have agreed to use reasonable best efforts to develop a joint communications plan and to ensure that all press releases and other public statements with respect to the Transactions, to the extent they have not been previously issued or disclosed, are consistent with such joint communications plan. Further, unless otherwise required by applicable law or as specified in the Merger Agreement, neither ChampionX, on the one hand, nor any of SLB, Holdco and Merger Sub, on the other hand, may issue any press release or public statement with respect to the Merger without the other’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed).

Stockholder Litigation. SLB, Holdco and Merger Sub, on one hand, and ChampionX, on the other hand, have agreed to promptly notify the other in writing of any stockholder litigation or other litigation or proceedings brought or threatened in writing against it or its directors or executive officers or other representatives relating to the Merger Agreement or the Transactions. Additionally, ChampionX has agreed to not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to any such litigation or proceeding without the prior written consent of SLB (which consent may not be unreasonably withheld, delayed or conditioned).

Notice of Changes. Each of SLB and ChampionX have agreed to promptly notify the other party of its actual knowledge of any occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on such party.

Conditions to the Merger

The respective obligations of each party to effect the Merger will be subject to the fulfillment of the following conditions at or prior to the Effective Time:

•	receipt of the ChampionX Stockholder Approval;

•	the approval for listing on the NYSE of the SLB common stock to be issued pursuant to be issued as Equity Consideration pursuant to the Merger, subject to official notice of issuance;

•	the absence of any Mutual Legal Restraint;

•

the expiration or termination of all waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions any commitment to, or agreement with, any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions and the receipt of all clearances, consents and approvals under certain specified antitrust regulatory laws in Australia, Brazil, Canada, Mexico, New Zealand, Norway, Saudi Arabia and the United Kingdom;

•	if determined by SLB to be required or warranted, the receipt of the CFIUS Approval; and

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order or proceeding seeking a stop order relating to such effectiveness.

Additional Conditions to the Obligations of ChampionX. Unless waived by ChampionX, the obligation of ChampionX to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

•

representations and warranties of SLB, Holdco and Merger Sub contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing date, except where the failure of such representations to be so true and correct has not had or would not reasonably be expected to have, in the aggregate, a material adverse effect;

•	SLB, Holdco, and Merger Sub’s performance or compliance in all material respects with all of its covenants or agreements required to be performed or complied with under the Merger Agreement; and

•

receipt by ChampionX of a certificate signed by the Chief Executive Officer or another senior officer of SLB, certifying to the effect that the conditions specified in the preceding two bullets have been satisfied.

Additional Conditions to the Obligations of SLB. Unless waived by SLB, the obligations of SLB, Holdco, and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

•

representations and warranties of ChampionX contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing date, except where the failure of such representations to be so true and correct has not had or would not reasonably be expected to have, in the aggregate, a material adverse effect;

•	performance in all material respects by ChampionX of all of its covenants and agreements required to be performed by it under the Merger Agreement at or prior to the closing date;

•

receipt by SLB of a certificate signed by the Chief Executive Officer or another senior officer of ChampionX, certifying to the effect that the conditions specified in the preceding two bullets have been satisfied; and

•

the (i) absence of a Specified Legal Restraint, (ii) absence of an investigation of the Transactions under the specified regulatory laws referred to in clause (i), (iii) expiration or termination of all waiting periods (and any extensions thereof) applicable following SLB’s determination to submit a Specified Regulatory Filing and any agreement with any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions, (iv) receipt of all clearances, consents and approvals required under the Specified Regulatory Filings, and (v) absence of any regulatory law entered, issued, enforced, promulgated, adopted or effective after the date of the Merger Agreement (A) that enjoins, prohibits, prevents or makes illegal consummation of the Transactions, (B) pursuant to which an investigation of the Transactions will have been commenced and be continuing, (C) under which an applicable waiting period (or extensions thereof) with respect to the Transactions or any commitment to, or agreement with, any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions, will be continuing, or (D) under which any required clearance, consent or approval required will not have been obtained or fail to remain in full force and effect.

Termination; Amendment and Waiver

Termination. The Merger Agreement may be terminated in accordance with its terms at any time prior to the Effective Time, notwithstanding the adoption of the Merger Agreement by ChampionX’s stockholders (except as described below):

•	by mutual written agreement of SLB and ChampionX;

•	by either SLB or ChampionX if:

•

the Merger has not occurred on or before the End Date; however, neither party may terminate the Merger Agreement under this provision if that party’s material breach of any provision of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the End Date;

•

closing would violate any final and non-appealable Mutual Legal Restraint; however, neither party may terminate the Merger Agreement under this provision if that party’s failure to perform any of its obligations under the Merger Agreement contributed, in any material respect, to the issuance or continued existence of such Mutual Legal Restraint;

•	the ChampionX stockholders do not approve the Merger Proposal at the ChampionX Special Meeting or any adjournment or postponement of the ChampionX Special Meeting;

•	by ChampionX if:

•

SLB, Holdco, or Merger Sub is in breach of its representations or warranties or failed to perform its covenants or other agreements contained in the Merger Agreement such that the conditions to the Merger Agreement would not be satisfied and such breach (A) is not cured within 30 days following written notice thereof to SLB, (B) by its nature or timing cannot be cured during such period, or (C) is not curable prior to the End Date;

•	by SLB if:

•	ChampionX is in breach of its representations or warranties or failed to perform its covenants or other agreements contained in the Merger Agreement such that the conditions to the Merger

Agreement would not be satisfied and such breach (A) is not cured within 30 days following written notice thereof to ChampionX, (B) by its nature or timing cannot be cured during such period, or (C) is not curable prior to the End Date;

•	the ChampionX Board has made a Change of Recommendation prior to receipt of the ChampionX Stockholder Approval; or

•

closing would violate any final and non-appealable Specified Legal Restraint; however, SLB may not terminate the Merger Agreement under this provision if its failure to perform any of its obligations under the Merger Agreement contributed, in any material respect, to the issuance or continued existence of such Specified Legal Restraint.

Termination Fees. The Merger Agreement also provides for the payment of a termination fee by ChampionX to SLB if the agreement is terminated in specified circumstances. ChampionX will be obligated to pay SLB a $265.4 million termination fee if:

•

prior to the ChampionX Special Meeting, a ChampionX Acquisition Proposal (except that all references to 20% in such definition shall be changed to 50%) is publicly disclosed after the date of the Merger Agreement;

•

the Merger Agreement is terminated because (A) the Merger Agreement has not been consummated on or prior to the End Date, (B) a vote on the Merger Proposal by ChampionX stockholders has not yielded approval, or (C) ChampionX has breached its representations or warranties or failed to perform its covenants or other agreements contained in the Merger Agreement such that the conditions to the Merger Agreement would not be satisfied and such breach (1) is not cured within 30 days following written notice thereof to SLB, (2) by its nature or timing cannot be cured during such period, or (3) is not curable prior to the End Date, and such breach was a result ChampionX’s failure to convene and hold the ChampionX Special Meeting in violation of the Merger Agreement or a breach of ChampionX’s non-solicitation and “no shop” obligations;

•	such ChampionX Acquisition Proposal (except that all references to 20% in such definition shall be changed to 50%) has not been withdrawn prior to termination; and

•	within 12 months after such termination, ChampionX consummates or enters into a definitive agreement to consummate an alternative transaction.

The Merger Agreement provides for the payment of a termination fee by SLB to ChampionX if the agreement is terminated in specified circumstances. SLB will be obligated to pay ChampionX a $326.6 million termination fee if the agreement is terminated:

•	by either party because the Merger Agreement has not been consummated on or prior to the End Date and, subject to certain exceptions, parties will have satisfied conditions to the Merger;

•

by either party because closing would violate any final and non-appealable Mutual Legal Restraint; however, neither party may terminate the Merger Agreement under this provision if that party’s failure to perform any of its obligations under the Merger Agreement contributed, in any material respect, to the issuance or continued existence of such Mutual Legal Restraint; or

•	by SLB if the Merger Agreement has not been consummated on or prior to the End Date and it does not exercise its right to an Election Extension.

Miscellaneous

Specific Performance. The parties have agreed that in no event will SLB, Holdco or Merger Sub on the one hand, or ChampionX, on the other hand, be entitled to specific performance to cause the other party to consummate the Transactions and payment of the termination fee, as applicable.

Amendment; Waiver. At any time prior to the Effective Time, any provision of the Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by ChampionX, SLB, Holdco, and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of ChampionX Stockholder Approval, if any such amendment or waiver will by applicable law require further approval of ChampionX stockholders or SLB shareholders, as applicable, the effectiveness of such amendment or waiver will be subject to the approval of ChampionX stockholders or SLB shareholders, as applicable.

COMPARISON OF STOCKHOLDER RIGHTS

As a result of the Merger, holders of ChampionX common stock will become SLB shareholders, and the rights of the former ChampionX stockholders will thereafter be governed by SLB’s articles of incorporation and amended and restated by-laws and the Curaçao Civil Code, which we refer to in this discussion as Curaçao law. The rights of ChampionX stockholders are currently governed by ChampionX’s second amended and restated certificate of incorporation and amended and restated by-laws and the General Corporation Law of the State of Delaware, which we refer to in this discussion as Delaware law.

The following summarizes certain differences between the current rights of ChampionX stockholders and the current rights of SLB shareholders. These differences arise in part from the differences between Curaçao law and Delaware law. Additional differences arise from the differences between governing documents of the two companies.

Although it is impracticable to compare all of the aspects in which Curaçao law and Delaware law and SLB’s and ChampionX’s governing documents differ with respect to stockholder rights, the following discussion summarizes the material differences between them. This summary is not intended to be a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Curaçao law, Delaware law, SLB’s articles of incorporation and amended and restated by-laws and ChampionX’s second amended and restated certificate of incorporation and amended and restated by-laws. You are encouraged to carefully read this entire proxy statement/prospectus, the relevant provisions of Curaçao law and Delaware law and the other documents to which SLB and ChampionX refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of an SLB shareholder and the rights of a ChampionX stockholder. SLB and ChampionX have filed with the SEC their respective governing documents referenced in this comparison of stockholder rights. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”

	ChampionX Stockholder Rights	SLB Shareholder Rights

Authorized Stock

ChampionX may issue (a) 2,500,000,000 shares of ChampionX common stock and (b) 250,000,000 shares of ChampionX preferred stock.

The ChampionX Board has the authority to issue shares of preferred stock in one or more classes or series and to fix (a) the voting powers, (b) the designations, (c) the preferences and relative, participating, optional or other special rights, (d) the qualifications, limitations or restrictions, including redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and (e) the number of classes or series of preferred stock, the number of shares

SLB may issue (a) 4,500,000,000 shares of SLB common stock and (b) 200,000,000 shares of SLB preferred stock.

The SLB Board has the authority to issue shares of preferred stock in one or more series and to fix (a) the designations and number of shares, (b) the annual dividend rate on such series (subject to limitations on such rate set forth in SLB’s articles of incorporation), (c) whether such dividends will be paid annually or in installments, (d) any rights of holders of such series to convert their shares into other series of SLB capital stock, (e) any rights of SLB to redeem such shares or of holders to require SLB to purchase such shares (and any sinking fund provisions) and (f) other terms

	ChampionX Stockholder Rights	SLB Shareholder Rights
	constituting any such class or series and the voting powers for each class or series. As of the date of this proxy statement/prospectus, there are no shares of ChampionX preferred stock outstanding.	that are not inconsistent with SLB’s articles of incorporation and Curaçao law. As of the date of this proxy statement/prospectus, there are no shares of SLB preferred stock outstanding.

Voting Rights	Each holder of shares of ChampionX common stock is entitled to one vote for each share of ChampionX common stock held. ChampionX stockholders are not entitled to cumulative voting of their shares.	Each holder of shares of SLB common stock and each holder of shares of SLB preferred stock (if issued and outstanding) is entitled to one vote for each share of SLB common stock or for each share of SLB preferred stock held.

Stockholder Meetings

ChampionX’s by-laws provide that the annual meeting of stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the ChampionX Board. If an annual stockholder meeting is not held within 13 months of the date of the last annual stockholder meeting, the Delaware Court of Chancery may order a meeting to be held upon application of any stockholder or director.

ChampionX’s second amended and restated certificate of incorporation and amended and restated by-laws provide that special meetings of stockholders may be called, for any purpose or purposes, by either the ChampionX Board or the Chief Executive Officer at the request in writing or electronic transmission made pursuant to a majority of the members of the ChampionX Board.

SLB’s articles of incorporation and Curaçao law provide that all general meetings of SLB shareholders must be held in Curaçao, and a general shareholder meeting is required to be held once a year under Curaçao law.

SLB’s articles of incorporation and by-laws provide that special general meetings of SLB shareholders may be called at any time upon the direction of the Chairman of the SLB Board, the Vice Chairman of the SLB Board, the Chief Executive Officer, the President or the SLB Board. Special general meetings of shareholders may also be called by one or more SLB shareholders representing at least 10% of the votes that can be cast on the topics they wish to be addressed at such meeting and that have a reasonable interest in having such meeting convened, or by one or more holders of shares of SLB common stock representing in the aggregate a majority of shares then outstanding and, in certain circumstances if all of the directors are prevented from or incapable of serving, by any person or persons holding in the aggregate at least 5% of the

	ChampionX Stockholder Rights	SLB Shareholder Rights
outstanding shares of SLB common stock for the purpose of electing a board of directors.

Stockholder Action by Written Consent	ChampionX’s second amended and restated certificate of incorporation specifically denies stockholders the right to act by written consent.	Under Curaçao law, shareholders may only act by written consent if all shareholders entitled to vote on the matter and all directors have agreed to adopt such resolution in writing without a meeting.

Election of Directors

Under ChampionX’s second amended and restated certificate of incorporation, ChampionX’s entire board of directors stands for reelection each year.

Under ChampionX’s amended and restated by-laws, directors are elected by a majority of votes cast by stockholders. In contested elections, directors are elected by a plurality of the votes cast.

Under SLB’s articles of incorporation, SLB’s entire board of directors stands for reelection each year.

Under SLB’s articles of incorporation, directors are elected at a general meeting of shareholders by a majority of votes cast by shareholders entitled to vote, meaning that the number of votes cast “for” a director must exceed the number of votes cast “against” that director. In certain contested elections, directors are elected by a plurality of the votes cast.

Number of Directors	The number of directors on the ChampionX Board is set at between three and 15 by ChampionX’s second amended and restated certificate of incorporation. The exact number of directors is determined from time to time by resolution adopted by a majority of the ChampionX Board.	The number of directors on the SLB Board is set at between five and 24, as fixed from time to time by the SLB Board, subject to approval of SLB shareholders.

Removal of Directors	ChampionX’s amended and restated by-laws provide that a director may be removed with or without cause. Removal requires the affirmative vote by holders of a majority of the outstanding shares of ChampionX entitled to vote generally in the election of directors.	SLB’s articles of incorporation and Curaçao law provide that a director may be dismissed at any general meeting of shareholders.

Vacancies on the Board of Directors	Any vacancies created in the ChampionX Board resulting from any increase in the authorized number of directors or the death,	Under SLB’s articles of incorporation, the SLB Board generally has the authority to appoint directors to fill any

	ChampionX Stockholder Rights	SLB Shareholder Rights

resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the ChampionX Board then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the ChampionX Board will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

vacancies on the SLB Board to hold office until the next general meeting of SLB shareholders.

Notice of Stockholder Proposals or Nominations of Director Candidates by Stockholders	ChampionX’s amended and restated by-laws generally permit stockholders to nominate director candidates or propose other proper business if the stockholder intending to make such nomination or proposal gives timely notice thereof in writing in proper form. For a director nomination or proposals of any other proper business to be timely, ChampionX’s amended and restated by-laws require, subject to certain limited exceptions, that written notice of the nomination of a director candidate or of such other proper business be received by ChampionX’s Secretary not later than 90 days nor earlier than 120 days prior to the first anniversary of the previous year’s annual meeting.	For shareholder proposals to be introduced for consideration at an annual general meeting of shareholders other than pursuant to Securities Exchange Act Rule 14a-8 and for shareholder candidates to be nominated for election as directors other than pursuant to SLB’s proxy access bylaw provisions, notice generally must be delivered to the Secretary of SLB at SLB’s executive offices not later than 90 days nor earlier than 120 days before the first anniversary of the date of the preceding year’s annual general meeting of shareholders. Any such notice must otherwise satisfy the requirements of SLB’s by-laws.

Amendment of Governing Documents	ChampionX’s certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding voting stock. ChampionX by-laws may be amended by the ChampionX Board or by the affirmative vote of the holders of at least a majority of ChampionX voting stock then outstanding. Under Delaware law, the approval of the holders of a majority of the	None of SLB’s articles of incorporation and by-laws nor Curaçao law require a supermajority vote to approve the amendment of any specific provisions of such documents. The vote of a majority of the outstanding SLB common stock will suffice to approve an amendment to SLB’s articles of incorporation. SLB’s by-laws may be amended only by the vote of a majority of the SLB Board.

	ChampionX Stockholder Rights	SLB Shareholder Rights
outstanding stock entitled to vote is required to amend ChampionX’s certificate of incorporation.

Financial Statements; Dividends	ChampionX is not required to present its financial statements or prior year’s dividends to its stockholders for inspection or approval.	Under Curaçao law, SLB is required to present annually its financial statements and prior year’s dividends to its shareholders for inspection and approval.

Change of Domicile	Under Delaware law, approval of the holders of the majority of outstanding stock entitled to vote is required in connection with a change in a corporation’s domicile from Delaware or conversion of the corporation into a legal entity under the laws of another jurisdiction.	Under SLB’s articles of incorporation, the SLB Board may move its corporate seat to, or convert SLB into a legal entity under the laws of, another jurisdiction, and may change SLB’s corporate domicile from Curaçao to another jurisdiction to the extent allowed by applicable law. In certain cases, shareholder approval of such action may not be required under applicable law.

Short-Form Merger; Buy-Out	Under Delaware law, the owner or owners of at least 90% of a corporation’s outstanding equity may effect a “short-form” merger without the vote of the acquired corporation’s board of directors or stockholders.	Under SLB’s articles of incorporation, any one person, or any two or more legal entities belonging to the same group, holding shares representing at least 90% of SLB’s equity can require the remaining shareholders to transfer their shares as provided by and in accordance with the provisions of Curaçao law. In order to effect a compulsory share transfer, the owner or owners of at least 90% of SLB’s outstanding equity would have to institute an action in a Curaçao court and pay the transferring shareholders the value of the shares to be transferred as determined by the judge (based on the advice of one or three experts). A judge can deny a request for a compulsory share transfer if a shareholder would suffer serious material damage through the transfer.

Stockholder Approval Required for Mergers, Consolidations or Certain Dispositions	Under Delaware law, a merger, consolidation or sale of all or substantially all of a corporation’s	Under Curaçao law, and in addition to other requirements under Curaçao law, a resolution to

	ChampionX Stockholder Rights	SLB Shareholder Rights
assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if: (1) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (2) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (3) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

merge must be adopted by the general meetings of stockholders of the merging companies. The resolution to merge must be adopted in the same manner and by the same majority as a resolution to amend the articles of incorporation, unless the articles of incorporation provide for a different standard. SLB’s articles of incorporation do not provide for a different standard.

Unless otherwise provided by the articles of incorporation (SLB’s articles of incorporation do not provide otherwise), and provided certain requirements under Curaçao law are met, a resolution to merge may also be adopted by the board of directors of the surviving company, in which case adoption of the resolution to merge by the general meeting of stockholders of the surviving company, as described above, is not required.

Special Vote Required for Certain Combinations with Interested Stockholders	ChampionX is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless: the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an	SLB is not subject to such a provision.

	ChampionX Stockholder Rights	SLB Shareholder Rights
interested stockholder; the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or the business combination is approved by a majority of the corporation’s board of directors and by the affirmative vote of 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

Appraisal Rights	Under Delaware law, when a corporation participates in certain mergers or consolidations, a stockholder of the corporation may, in various circumstances, be entitled to the right of appraisal, by which the stockholder, after properly exercising such appraisal rights, will be entitled to receive in cash the “fair value” of the shares held by such stockholder as determined by the Delaware Court of Chancery, in lieu of the consideration that would otherwise be received as a result of the merger. Under Delaware law, appraisal is not available with respect to shares that are listed on a national securities exchange or that are held by more than 2,000	Shareholders of SLB common stock are not granted appraisal rights under Curaçao law.

	ChampionX Stockholder Rights	SLB Shareholder Rights
stockholders of record. However, this “market out” exception to appraisal does not apply if the holders of such shares are required by the terms of the merger to accept for such shares anything other than shares of the surviving corporation, shares of any other corporation that would satisfy the exception’s listing or liquidity standards, cash in lieu of fractional shares or any combination of the preceding forms of consideration.

Limitation of Liability and Indemnification of Directors and Officers

ChampionX’s second amended and restated certificate of incorporation provides that a director or officer of ChampionX shall not be personally liable for monetary damages for breach of a fiduciary duty except to the extent such exemption from liability or limitation thereof is not permitted under Delaware law.

ChampionX’s second amended and restated certificate of incorporation and amended and restated by-laws require ChampionX to indemnify, to the fullest extent permitted by Delaware law, each person who is or was made a party or is threatened to be made a party to or involved in any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that the person is or was an officer or director of ChampionX or is or was serving at the request of ChampionX as a director, officer, employee, or agent of another enterprise. ChampionX’s second amended and restated certificate of incorporation and amended and restated by-laws also require ChampionX to indemnify officers and directors in an action by or in the right of ChampionX under the

SLB’s articles of incorporation and by-laws provide that to the fullest extent permitted by applicable law, SLB shall indemnify any current or former director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of SLB) by reason of the fact that such person is or was a director or officer of SLB or any subsidiary of SLB is or was serving at the request of SLB, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of SLB, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. Curaçao law enables a corporation to indemnify a director as provided for in SLB’s by-laws. To the fullest extent permitted by applicable law, SLB will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or

ChampionX Stockholder Rights	SLB Shareholder Rights
same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to ChampionX.	investigative (other than an action by or in the right of SLB) by reason of the fact that he or she is or was a director, officer, employee or agent of SLB, or is or was serving at the request of SLB as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of SLB, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of SLB, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The indemnification permitted under SLB’s by-laws is not exclusive, and SLB may purchase and maintain insurance against liabilities, whether or not indemnification would be permitted by its by-laws.

	ChampionX Stockholder Rights	SLB Shareholder Rights

Shareholder Rights Plan	ChampionX has no shareholder rights plan.	SLB has no shareholder rights plan.

Exclusive Forum Provision	Under ChampionX’s second amended and restated certificate of incorporation, unless the ChampionX Board otherwise determines, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought or purporting to be brought on behalf of ChampionX, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or ChampionX stockholder to ChampionX or ChampionX’s stockholders, creditors or other constituents, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or ChampionX’s second amended and restated certificate of incorporation or amended and restated by-laws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action that relates to the internal affairs or governance of ChampionX and arises under or by virtue of Delaware law; provided, that, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in Delaware.	SLB is not subject to such a provision.

Federal Court Jurisdiction in Securities Offering Related Matters	Under ChampionX’s second amended and restated certificate of incorporation, unless ChampionX consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint	SLB is not subject to such a provision.

ChampionX Stockholder Rights	SLB Shareholder Rights

asserting a cause of action arising under the Securities Act.

Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

APPRAISAL RIGHTS OF CHAMPIONX STOCKHOLDERS

Under Delaware law (with respect to ChampionX stockholders) and the laws of Curaçao (with respect to SLB shareholders), neither ChampionX stockholders nor SLB shareholders will be entitled to appraisal rights or dissenters’ rights in connection with the Merger, the issuance of shares of SLB common stock in connection with the Merger, or the Transactions.

DESCRIPTION OF SLB CAPITAL STOCK

The following description of SLB’s share capital is a summary. This summary is not complete and is subject to the complete text of SLB’s articles of incorporation and amended and restated by-laws. SLB’s articles of incorporation and amended and restated by-laws are exhibits to SLB’s Annual Report on Form 10-K for the year ended December 31, 2023 and its Quarterly Report on Form 10-Q for the first quarter of 2024, and are incorporated in this proxy statement/prospectus by reference.

Available, Issued and Treasury Shares

SLB may issue an aggregate of 4,500,000,000 shares of common stock, par value $0.01 per share. As of March 31, 2024, 1,439,269,870 shares of SLB common stock were issued, of which 1,429,337,724 shares were outstanding and 9,932,146 shares were held by SLB as treasury stock.

SLB may also issue an aggregate of 200,000,000 shares of preferred stock, par value $0.01 per share. No shares of SLB preferred stock have been issued as of the date of this proxy statement/prospectus.

Dividend Rights

All outstanding shares of SLB common stock (i.e., shares not held by SLB as treasury stock) are entitled to participate equally and receive dividends that may be paid out of available profits of the preceding fiscal year or years or distributions out of contributed surplus capital reserves. All accumulated and unpaid dividends payable on preferred stock (if issued and outstanding) must be paid prior to the payment of any dividends on SLB common stock. The amount of dividends payable with respect to any fiscal year is determined by SLB shareholders at the annual general meeting following such fiscal year, except that the SLB Board may allocate such part of the earnings to the retained earnings reserves as it deems fit and may declare interim dividends and may declare and make distributions out of retained earnings reserves or out of contributed surplus capital reserves. Any such distribution can only occur if, at the time of distribution, SLB’s “equity” (i.e., SLB’s net asset value) at least equals the nominal capital (i.e., the aggregate par value of SLB’s outstanding shares) and as a result of the distribution will not fall below the nominal capital.

Voting Rights

Entitlement to Vote. Each holder of SLB common stock and each holder of SLB preferred stock (if issued and outstanding) is entitled to one vote for each share registered in that holder’s name. Voting rights may be exercised in person or by proxy.

Quorum. No action may be taken at any general meeting of SLB shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares entitling the holders thereof to vote at such meeting are present at such meeting in person or by proxy. If a quorum is not present in person or by proxy at any general meeting of SLB shareholders, a second general meeting will be called in the same manner as the original meeting of shareholders, to be held within two months, at which second meeting, regardless of the number of shares represented (subject to certain limitations in the event of an asset disposition or liquidation of SLB or the amendment of SLB’s articles of incorporation), valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of the second meeting or which by law is required to be brought before SLB shareholders despite the absence of a quorum.

Required Vote. In general, any action requiring the approval of SLB shareholders may be authorized by a majority of the votes cast (excluding any abstentions) at any meeting at which a quorum is present (subject to the quorum exception described above).

No action to amend SLB’s articles of incorporation or to dissolve SLB can be taken, however, unless such action is approved by the holders of at least a majority of the shares outstanding and entitled to vote. In addition, holders of SLB preferred stock (if issued and outstanding) would have additional rights to vote as a class on certain amendments to SLB’s articles of incorporation that would adversely affect the preferred stock.

The sale or disposition of all or substantially all of the assets of SLB must be approved by the holders of at least a majority of the shares outstanding and entitled to vote, except that under SLB’s articles of incorporation this requirement does not apply to a reorganization or rearrangement of SLB or any of SLB’s subsidiaries or any of its assets in any transaction that does not result in any diminution of the beneficial interest of SLB shareholders in SLB’s assets.

Under SLB’s articles of incorporation, the SLB Board may move its corporate seat to, or convert SLB into a legal entity under the laws of, another jurisdiction, and may change SLB’s corporate domicile from Curaçao to another jurisdiction to the extent allowed by applicable law. In certain cases, shareholder approval of such action may not be required under applicable law.

Preemptive and Other Rights

Shares of SLB common stock do not carry any preferential, preemptive or conversion rights, and there are no redemption provisions with respect to the SLB common stock. Shares of SLB preferred stock (if issued and outstanding) would not carry any preemptive rights, but the SLB Board could specify conversion rights, redemption provisions and (within limits) liquidation preferences with respect to one or more series of preferred stock. The SLB Board may grant contract rights to acquire shares of SLB’s capital stock.

Upon delivery pursuant to the terms of the Merger Agreement, the shares of SLB common stock deliverable to holders of ChampionX common stock will be fully paid and nonassessable.

Rights upon Liquidation

In the event of liquidation, each share of SLB common stock is entitled to equal rights after satisfaction of any preferred stock liquidation preference.

Repurchases of SLB Common Stock

SLB may for its own account purchase shares of SLB common stock so long as one share of SLB common stock remains outstanding and SLB’s equity before and after such a purchase at least equals its nominal capital.

Governance Provisions and Anti-Takeover Effects

Available but Unissued Preferred Stock

The SLB Board has the authority to issue shares of preferred stock in one or more series with such terms as the SLB Board determines, provided that they satisfy the provisions set forth in SLB’s articles of incorporation, including that the preferred stock: (1) may be issued for not less than par value and not less than fair value taking into account the terms and conditions of such preferred stock, (2) would be subject to maximum and minimum dividend rates, (3) would be entitled to one vote per share, (4) would be entitled to receive certain liquidation preferences, (5) may contain provisions allowing it to be converted into common stock or certain other securities, and (6) may contain optional or mandatory redemption provisions.

Election and Removal of Directors

SLB directors are elected at a general meeting of SLB shareholders by a majority of votes cast by SLB shareholders entitled to vote, except that SLB directors are to be elected by a plurality of voting power in certain elections where the number of nominees exceeds the number of SLB directors to be elected. The number of SLB directors constituting the whole SLB Board may not be fewer than five nor more than 24, as fixed from time to time by the SLB Board, subject to approval of SLB shareholders. The maximum number of persons constituting the whole SLB Board will, until changed at any succeeding general meeting of SLB shareholders, be the number so fixed. If the number of SLB directors elected by SLB shareholders is smaller than the maximum number of SLB directors as fixed by the SLB Board in accordance with SLB’s articles of incorporation, the SLB Board may be authorized, but not obligated, to appoint additional directors such that the total number of SLB directors does not exceed the maximum number of directors as fixed by the SLB Board and approved by SLB shareholders, any such appointment to be effective until the next annual general meeting of SLB shareholders. SLB directors may be suspended or dismissed at any general meeting of SLB shareholders. A suspension automatically terminates if the person concerned has not been dismissed within two months after the day of suspension.

Shareholder Meetings

In accordance with applicable law, all general meetings of SLB shareholders must be held in Curaçao. The annual general meeting of SLB shareholders is held on a date determined from year to year by the SLB Board, for the purpose of electing directors, reporting on the course of business during the preceding fiscal year, approving of the balance sheet and the profit and loss account for the preceding fiscal year and for any other purposes required by law or as may be stated in the notice of such meeting. Special general meetings of SLB shareholders may be called at any time upon the direction of the Chairman, the Vice Chairman, the Chief Executive Officer, the President or the SLB Board. Special general meetings of shareholders may also be called by one or more SLB shareholders representing at least 10% of the votes that can be cast on the topics they wish to be addressed at such meeting and that have a reasonable interest in having such meeting convened, by one or more holders of shares representing in the aggregate a majority of shares then outstanding and, in certain circumstances if all of the directors are prevented from or incapable of serving, by any person or persons holding in the aggregate at least 5% of the outstanding shares of SLB common stock for the purpose of electing a board of directors.

Shareholder Action by Written Consent

Under Curaçao law, shareholders may only act by written consent if all shareholders entitled to vote on the matter and all directors have agreed to adopt such resolution in writing without a meeting.

Notice Requirements for Shareholder Business and Nominations

For shareholder proposals to be introduced for consideration at an annual general meeting of SLB shareholders other than pursuant to Securities Exchange Act Rule 14a-8 and for shareholder candidates to be nominated for election as directors other than pursuant to SLB’s proxy access by laws provisions, notice generally must be delivered to the Secretary of SLB at SLB’s executive offices not later than 90 days nor earlier than 120 days before the first anniversary of the date of the preceding year’s annual general meeting of SLB shareholders. Any such notice must otherwise satisfy the requirements of SLB’s by-laws.

Amendments to SLB’s By-Laws

SLB’s by-laws may be amended only by the vote of a majority of the SLB Board.

Buy-Out

Under SLB’s articles of incorporation, any one person, or any two or more legal entities belonging to the same group, holding shares representing at least 90% of SLB’s equity can require the remaining shareholders to transfer their shares as provided by and in accordance with the provisions of Curaçao law. This provision is somewhat similar to statutes that exist in Delaware and most U.S. states, which typically allow the owner or owners of 90% of a company’s outstanding equity to effect a “short-form” merger. In order to effect a compulsory share transfer, the owner or owners of 90% of SLB’s outstanding equity would have to institute an action in a Curaçao court and pay the transferring shareholders the value of the shares to be transferred as determined by the judge (based on the advice of one or three experts). A judge can deny a request for a compulsory share transfer if a shareholder would suffer serious material damage through the transfer.

Listing, Transfer Agent and Registrar

SLB common stock is listed for trading on the NYSE and Euronext Paris. The transfer agent and registrar for SLB common stock is Computershare Trust Company, N.A.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as to entities which have reported to the SEC or have advised ChampionX that they are a “beneficial owner,” as defined by the SEC’s rules and regulations, of more than 5% of ChampionX common stock. The percentage of beneficial ownership is based on 190,420,784 shares of ChampionX common stock outstanding on April 21, 2024.

Name of Beneficial Owner	Shares of ChampionX Common Stock Beneficially Owned	% of Class
BlackRock, Inc.(1) 50 Hudson Yards New York, NY 10001	23,767,417	12.49%
The Vanguard Group, Inc.(2) 100 Vanguard Blvd. Malvern, PA 19355	20,033,091	10.53%

(1)

Based solely on Schedule 13G/A filed on January 24, 2023. Blackrock, Inc. and certain of its affiliates have sole voting power with respect to 23,499,888 shares of ChampionX common stock, and sole dispositive power with respect to 23,767,417 shares of ChampionX common stock.

(2)

Based solely on Schedule 13G/A filed February 13, 2024. The Vanguard Group, Inc. and certain of its affiliates have sole voting power with respect to 359,836 shares of ChampionX common stock, sole dispositive power with respect to 19,485,354 shares of ChampionX common stock, and shared dispositive power with respect to 547,737 shares of ChampionX common stock.

The following tables set forth certain information regarding the beneficial ownership, as of April 21, 2024 (except as otherwise noted), of ChampionX common stock by each director and each ChampionX named executive officer, and all ChampionX directors and executive officers as a group. The beneficial ownership set forth in the table is determined in accordance with the rules of the SEC. The percentage of beneficial ownership is based on 190,420,784 shares of ChampionX common stock outstanding on April 21, 2024. In computing the number of shares beneficially owned by any ChampionX stockholder and such holder’s percentage ownership, the ChampionX SARs and ChampionX Options held by that person have been included, as all outstanding ChampionX SARs and ChampionX Options are currently exercisable.

Name of Beneficial Owner	Shares of ChampionX Common Stock Beneficially Owned	% of Class
ChampionX Directors (except Mr. Somasundaram):
Daniel W. Rabun(1)	32,315		*
Heidi S. Alderman(2)	20,160		*
Mamatha Chamarthi(3)	29,790		*
Carlos A. Fierro(4)	6,686		*
Gary P. Luquette(5)	29,790		*
Elaine Pickle (6)	3,686		*
Stuart Porter(7)	19,160		*
Stephen M. Todd(8)	42,441		*
ChampionX NEOs:
Sivasankaran Somasundaram(9)	555,083		*
Kenneth M. Fisher(10)	105,583		*
Deric Bryant(11)	1,041,136		*
Paul E. Mahoney(12)	172,908		*
Julia Wright (13)	75,280		*
Directors and executive officers of ChampionX as a group (17 persons)(14)	2,638,401	1.38%

*	Less than 1% of ChampionX common stock.
(1)	Consists of (a) 4,539 shares of ChampionX common stock held directly by Mr. Rabun, and (b) 27,776 deferred stock units.
(2)

Consists of (a) 5,807 shares of ChampionX common stock held directly by Ms. Alderman, (b) 13,353 deferred stock units, and (c) 1,000 shares of ChampionX common stock beneficially owned by Ms. Alderman’s spouse.

(3)	Consists of (a) 2,014 shares of ChampionX common stock held directly by Ms. Chamarthi, and (b) 27,776 deferred stock units.
(4)	Consists of (a) 3,000 shares of ChampionX common stock held directly by Mr. Fierro, and (b) 3,686 deferred stock units.
(5)	Consists of (a) 2,014 shares of ChampionX common stock held directly by Mr. Luquette, and (b) 27,776 deferred stock units.
(6)	Consists of 3,686 deferred stock units.
(7)	Consists of (a) 5,807 shares of ChampionX common stock held directly by Mr. Porter, and (b) 13,353 deferred stock units.
(8)

Consists of (a) 11,520 shares of ChampionX common stock held directly by Mr. Todd, (b) 23,572 deferred stock units, and (c) 7,349 shares of ChampionX common stock beneficially owned by Mr. Todd’s spouse.

(9)

Includes 99,011 shares of ChampionX common stock held in a limited partnership of which Mr. Somasundaram is a partner and 44,460 shares exercisable under outstanding stock settled appreciation right (“SSAR”) awards. Does not include 180,346 unvested restricted stock units (“RSUs”) payable in shares of ChampionX common stock.

(10)	Consists of 91,160 shares of ChampionX common stock held directly by Mr. Fisher, and 14,423 deferred stock units. Does not include 82,502 unvested RSUs payable in shares of ChampionX common stock.
(11)	Includes 773,079 shares of ChampionX common stock that could be purchased under exercisable stock options. Does not include 69,352 unvested RSUs payable in shares of ChampionX common stock.
(12)	Includes 48,751 shares of ChampionX common stock exercisable under outstanding SSAR awards. Does not include 39,392 unvested RSUs payable in shares of ChampionX common stock.
(13)	Consists of 75,280 shares of ChampionX common stock held directly by Ms. Wright. Does not include 36,698 unvested RSUs payable in shares of ChampionX common stock.
(14)

Includes (a) 155,401 deferred stock units, and (b) an aggregate of 1,156,467 shares of ChampionX common stock acquirable by ChampionX executive officers through the exercise of SSARs and stock options.

STOCKHOLDER PROPOSALS

ChampionX will hold its annual meeting of stockholders on May 15, 2024 (the “ChampionX 2024 Annual Meeting”). The Merger is currently expected to be consummated before the end of 2024. If the Merger Proposal is approved at the ChampionX Special Meeting and the Transactions are consummated prior to the 2025 annual meeting of ChampionX stockholders (the “ChampionX 2025 Annual Meeting”), ChampionX will become a direct, wholly owned subsidiary of SLB and, consequently, there will be no future annual meetings of ChampionX stockholders after the ChampionX 2024 Annual Meeting. If the Merger is not consummated before the ChampionX 2025 Annual Meeting is held, stockholder proposals will be eligible for consideration for inclusion in the proxy statement and form of proxy for the ChampionX 2025 Annual Meeting in accordance with Rule 14a-8 under the Exchange Act and the ChampionX amended and restated by-laws, as described below.

ChampionX stockholders are entitled to present proposals for consideration at the ChampionX 2025 Annual Meeting provided they comply with the proxy rules promulgated by the SEC and ChampionX’s amended and restated by-laws. ChampionX stockholders who wish to submit a proposal for potential inclusion in the proxy statement for the ChampionX 2025 Annual Meeting must notify the Secretary of ChampionX of their intent in writing. All notices must contain the information required by, and otherwise comply with, Rule 14a-8 under the Exchange Act. Generally, such proposals are due 120 days before the anniversary of the date ChampionX releases its proxy materials for the prior year; however, if the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before ChampionX begins to print and send its proxy materials. If necessary, ChampionX currently expects to hold the ChampionX 2025 Annual Meeting within 30 days of May 15, 2025. Therefore, Rule 14a-8 stockholder proposals must be received by ChampionX at its executive offices by December 4, 2024, unless otherwise announced by ChampionX prior to the ChampionX 2025 Annual Meeting. Stockholder proposals should be addressed to:

ChampionX Corporation

2445 Technology Forest Boulevard

Building 4, 12th Floor

The Woodlands, Texas 77381

Attention: Secretary

Any stockholder proposal for, or nominations for candidates for election at, the ChampionX 2025 Annual Meeting that the proponent does not wish to include in the ChampionX proxy materials for that meeting must have been received no earlier than January 15, 2025 and not later than February 14, 2025 (120 days and 90 days, respectively, prior to the date of the first anniversary of the ChampionX 2024 Annual Meeting), together with the information required by the ChampionX amended and restated by-laws. In the event that the ChampionX 2025 Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of the ChampionX 2024 Annual Meeting, notice by a ChampionX stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the ChampionX 2025 Annual Meeting is mailed or public disclosure of the date of the ChampionX 2025 Annual Meeting is made, whichever occurs first.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Schlumberger Limited’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to ChampionX Corporation’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified ChampionX of their desire to receive multiple copies of this proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact ChampionX at the address below. ChampionX will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to ChampionX’s Secretary at c/o ChampionX Corporation, 2445 Technology Forest Blvd., Building 4, 12th Floor, The Woodlands, Texas 77381.

LEGAL MATTERS

The validity of the SLB common stock offered hereby will be passed upon for SLB by STvB Advocaten (Europe) N.V., its Curaçao local counsel.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the ChampionX Board knows of no matters that will be presented for consideration at the ChampionX Special Meeting other than as described in this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

SLB has filed a registration statement on Form S-4 to register with the SEC the shares of SLB common stock to be delivered to ChampionX stockholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of SLB in addition to being a proxy statement of ChampionX for the Special Meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about SLB and its common stock. The rules and regulations of the SEC allow SLB and ChampionX to omit certain information included in the registration statement from this proxy statement/prospectus.

SLB and ChampionX file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains an internet web site that has reports, proxy statements and other information about SLB and ChampionX. The address of that site is http://www.sec.gov. The reports and other information filed by SLB and ChampionX with the SEC are also available free of charge at their respective internet web sites, which are http://www.slb.com and http://www.championx.com. Information on these internet web sites is not part of or incorporated by reference into this proxy statement/prospectus.

The SEC allows SLB and ChampionX to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later-filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that SLB and ChampionX have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the completion of the Merger (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about SLB and ChampionX and their respective financial performance.

SLB (File No. 001-04601)

•

Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024 (including the portions of SLB’s proxy statement for its 2024 annual general meeting of shareholders that are specifically incorporated by reference therein);

•	Quarterly Report on Form 10-Q filed with the SEC on April 24, 2024;

•	Current Reports on Form 8-K (including amendments thereto) filed with the SEC on April 2, 2024, on April 3, 2024 and amended on April 3, 2024; and

•	The description of SLB common stock, par value $0.01 per share, contained in Exhibit 4.1 to SLB’s Annual Report on Form 10-K for the year ended December 31, 2020.

ChampionX (File No. 001-38441)

•	Proxy Statement for the ChampionX Annual Meeting of Stockholders, filed with the SEC on April 3, 2024;

•	Annual Report on Form 10-K for the year ended December 31, 2023;

•	Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024;

•	Current Reports on Form 8-K (including amendments thereto) filed with the SEC on February 5, 2024, February 21, 2024 and April 2, 2024; and

•

The description of ChampionX common stock, par value $0.01 per share, contained in Exhibit 4.1 of ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023, and including any other amendments or reports filed for the purpose of updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

SLB has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to SLB. ChampionX has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to ChampionX as well as all Forecasts.

Documents incorporated by reference are available from SLB or ChampionX, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Schlumberger Limited 5599 San Felipe Houston, Texas 77056 Attention: Investor Relations (713) 375-3535	ChampionX Corporation 2445 Technology Forest Blvd Building 4, 12th Floor The Woodlands, Texas 77381 Attention: Byron Pope (281) 602-0094

If you would like to request documents, please do so by June 7, 2024 in order to receive them before the ChampionX Special Meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus to vote on the Merger Agreement. Neither SLB nor ChampionX has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated May 15, 2024. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of SLB common stock in the Merger shall create any implication to the contrary. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SCHLUMBERGER LIMITED,

SODIUM HOLDCO, INC.,

SODIUM MERGER SUB, INC.

and

CHAMPIONX CORPORATION

Dated as of April 2, 2024

A-i

(Continued)

A-ii

(Continued)

EXHIBITS

Exhibit A – Form of Certificate of Incorporation of Surviving Corporation

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 2, 2024, is by and among Schlumberger Limited, a Curaçao corporation (“Sodium”), Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Sodium, (“Sodium US”), Sodium Merger Sub, Inc., a Delaware corporation and direct wholly owned Subsidiary of Sodium US (“Merger Sub”), and ChampionX Corporation, a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), with the Company surviving the Merger as the Surviving Corporation (as defined below) and an indirect wholly owned Subsidiary of Sodium;

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that this Agreement and the consummation of the Merger and the transactions contemplated hereby (collectively, the “Transactions”), to be fair to and in the best interests of the Company and its stockholders, (b) declared this Agreement and the consummation of the Transactions, including the Merger, to be advisable, (c) authorized and approved this Agreement, including the execution, delivery and performance thereof, (d) directed that this Agreement be submitted to the holders of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) for their consideration and adoption and (e) resolved to recommend the stockholders of the Company adopt this Agreement;

WHEREAS, the Board of Directors of Sodium (the “Sodium Board”), at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (a) determined that the Transactions are advisable and in the best interests of Sodium and its stockholders and (b) approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, the Board of Directors of Sodium US (the “Sodium US Board”) has unanimously (i) determined that this Agreement and the Transactions are in the best interests of Sodium US and its sole stockholder and (ii) approved and declared advisable this Agreement and the Transactions;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions are in the best interests of Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) submitted this Agreement to the sole stockholder of Merger Sub for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions; and

WHEREAS, Sodium, Sodium US, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Sodium, Sodium US, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company in accordance with the requirements of the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas, 77002, at 10:00 a.m., local time, on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Sodium US may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Organizational Documents of the Surviving Corporation.

(a) At the Effective Time, the Company’s certificate of incorporation (the “Company Certificate of Incorporation”) will be amended and restated in its entirety in the form set forth on Exhibit A, which will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

(b) At the Effective Time, the bylaws of the Company (the “Company Bylaws”, and together with the Company Certificate of Incorporation, the “Company Organizational Documents”), as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation, and as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter amended in accordance with their terms, the DGCL and the certificate of incorporation of the Surviving Corporation.

Section 1.6 Board of Directors. The Merger Sub Board immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the governing documents of the Surviving Corporation.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the governing documents of the Surviving Corporation.

ARTICLE II

EFFECT OF MERGER; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Company Common Stock. At the Effective Time and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or any holder of securities of Sodium, Sodium US, Merger Sub and the Company:

(a) Merger Consideration. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Company Excluded Stock) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 Sodium Shares (such ratio, the “Exchange Ratio”), which Sodium Shares will be duly authorized and validly issued in accordance with applicable Laws (the “Equity Consideration”). Prior to the Effective Time, Sodium will issue to Sodium US, by way of sale or as a contribution (through the relevant intermediate entity(ies)) to the capital of Sodium US or a combination thereof, that number of Sodium Shares that are to be delivered by Sodium US to the holders of Company Common Stock pursuant to this Agreement.

(b) Cancellation of Company Excluded Stock. Each share of Company Excluded Stock at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor, and no Sodium Shares or other consideration shall be delivered in exchange therefor.

(c) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock or outstanding Sodium Shares shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Equity Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Sodium, Sodium US, Merger Sub and the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to Equity Consideration, the Exchange Ratio and any other similarly dependent items shall be references to the Equity Consideration, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(c) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.2 Rights as Stockholders; Stock Transfers. As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Company Common Stock other than Company Excluded Stock will cease to be outstanding and will automatically be canceled and will cease to exist, and each holder of a certificate representing shares of Company Common Stock (a “Certificate”) and each holder of non-certificated shares of Company Common Stock, represented by book-entry (“Book-Entry Shares”) will cease to be a stockholder of the Company and cease to have any rights with respect thereto, except the right to receive, (a) the Equity Consideration and (b) any cash to be paid in lieu of any fractional Sodium Shares in accordance with Section 2.4(c); provided, however, that the rights of any holder of the Company Equity Awards will be as set forth in Section 2.5.

Section 2.3 Conversion of Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically convert into the common stock of the Surviving Corporation.

Section 2.4 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Sodium US shall appoint an exchange agent mutually acceptable to Sodium US and the Company (the “Exchange Agent”) pursuant to an agreement in form and substance reasonably acceptable to the Company for the purpose of exchanging shares of Company Common Stock for Equity Consideration. Prior to the Effective Time, Sodium US shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, (i) Sodium Shares (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a) and Section 2.5 and (ii) cash required to effect delivery of cash in lieu of any fractional Sodium Shares pursuant to Section 2.4(d). Following the Effective Time, Sodium agrees to make or cause to be made available to the Exchange Agent, from time to time as needed, Sodium Shares issuable pursuant to Section 2.1(a) and Section 2.5, and cash required to effect delivery of cash in lieu of any fractional Sodium Shares pursuant to Section 2.4(d) (all Sodium Shares and cash deposited with the Exchange Agent from time to time, the “Exchange Fund”).

(b) Exchange Procedures.

(i) Promptly after the Effective Time (but in any event no later than the third (3rd) business day following the Effective Time), Sodium US will instruct the Exchange Agent to mail to each record holder of shares of Company Common Stock as of the Effective Time (A) a letter of transmittal (which will be in a form agreed to by Sodium US and the Company prior to the Effective Time and which will specify that, in respect of certificated shares of Company Common Stock, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent) (the “Letter of Transmittal”) and (B) instructions (in a form agreed to by Sodium US and the Company prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Equity Consideration and cash in lieu of any fractional Sodium Shares in accordance with Section 2.4(c).

(ii) Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent, together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Shares) as may be reasonably required pursuant to such instructions, each holder who held shares of Company Common Stock immediately prior to the Effective Time will be entitled to receive, upon surrender of the Certificates or Book-Entry Shares therefor, Sodium Shares representing, in the aggregate, the whole number of Sodium Shares that such holder has the right to receive pursuant to Section 2.1(a) (after taking into account all shares of Company Common Stock then held by such holder) and cash required to effect delivery of cash in lieu of any fractional Sodium Shares pursuant to Section 2.4(c). No interest will be paid or accrued on any Equity Consideration or any cash payment in lieu of fractional Sodium Shares. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Equity Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee, if the Certificate representing such shares of Company Common Stock or evidence of ownership of the Book-Entry Shares is presented to the Exchange Agent, and in the case of both certificated and book-entry shares of Company Common Stock, accompanied by all documents reasonably required to evidence and effect such transfer and the person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Equity Consideration, in any name other than that of the record holder of such shares of Company Common Stock, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 2.4, each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Equity Consideration, payable in respect of Company Common Stock, and any cash in lieu of any fractional Sodium Shares to which such holder is entitled pursuant to Section 2.4(c).

(c) Fractional Sodium Shares. No certificates or scrip of Sodium Shares representing fractional Sodium Shares or book-entry credit of the same will be issued upon the surrender of shares of Company Common Stock outstanding immediately prior to the Effective Time in accordance with Section 2.4(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of Sodium Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted in the Merger who would otherwise have been entitled to receive a fraction of a Sodium Share (after taking into account all shares of Company Common Stock exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the volume-weighted average closing sale price of a Sodium Share as reported on the New York Stock Exchange (the “NYSE”) for the fifteen (15) consecutive full trading days (in which such Sodium Shares are traded on the NYSE) ending at the close of trading on the full trading day immediately preceding the Closing Date and (ii) the fraction of a Sodium Share that such holder would otherwise be entitled to receive pursuant to this Article II. As promptly as practicable, Sodium US will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash in lieu of issuing fractional Sodium Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Sodium or Sodium US that would otherwise be caused by the issuance of fractional Sodium Shares.

(d) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. The Equity Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(c)) will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time, the transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Sodium US upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Sodium US for payment of their claim for the Equity Consideration and any cash in lieu of fractional Sodium Shares pursuant to Section 2.4(c). Any amounts remaining unclaimed by holders of Sodium Shares immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Sodium US.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Sodium US, the posting by such person of a bond, in such reasonable amount as Sodium US may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Equity Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

(g) No Dissenters Rights. In accordance with Section 262 of the DGCL, no dissenters’ or appraisal rights shall be available with respect to the Transactions.

(h) Further Assurances. After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

(i) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Company, Sodium, Sodium US, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5 Company Equity Awards.

(a) Treatment of Company SARs. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company SAR (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive, within ten (10) business days following the Closing Date and subject to Section 2.6 (but disregarding the requirement therein to provide notice of deduction or withholding), an amount in cash equal to the Company SAR Spread. If the Company SAR Spread is not greater than zero, at the Effective Time such Company SAR will automatically be cancelled for no consideration.

(b) Treatment of Company Options. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company Option that is outstanding immediately prior to the Effective Time shall automatically be converted into and thereafter evidence an option to acquire Sodium Shares with respect to that number of Sodium Shares that is equal to (i) the product of (A) the number of shares of Company Common Stock underlying such Company Option as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole number (after such conversion, a “Sodium Option”), at an exercise price per share equal to the quotient obtained by (x) dividing (i) the per share exercise price of the Company Option by (ii) the Exchange Ratio, (y) rounded up to the nearest whole cent, provided, however, that the exercise price and the number of Sodium Shares covered by such Sodium Option will be determined in a manner that is intended to be consistent with the requirements of Section 409A of the Code. Each Sodium Option will otherwise continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time.

(c) Treatment of Company RSU Awards; Treatment of Company DERs. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company RSU Award that is outstanding immediately prior to the Effective Time shall be assumed and converted into a restricted stock unit award to acquire Sodium Shares (each, a “Sodium RSU Award”) in accordance with this Section 2.5(c). Each such Sodium RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company RSU Award immediately prior to the Effective Time, except that, (x) as of the Effective Time, the number of Sodium Shares subject to the Sodium RSU Award shall equal (i) the product of (A) the number of shares of Company Common Stock underlying such Company RSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each Sodium RSU Award shall vest in full if, following the Effective Time, the holder thereof incurs a Qualifying Termination at any time such Sodium RSU Award remains outstanding (and, solely in the case of a Qualifying Termination that occurs more than eighteen (18) months following the Closing Date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by Sodium or one of its Subsidiaries), and (z) Sodium RSU Awards will not be entitled to receive any dividend equivalent rights with respect to any dividends declared or accrued following the Effective Time. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each award of Company DERs (whether vested or unvested) shall be cancelled and converted into the right to receive within ten (10) business days following the Closing Date and subject to Section 2.6 (but disregarding the requirement therein to provide notice of deduction or withholding), an amount in cash equal to the Company Pre-Closing Dividend Amount. For purposes of this Section 2.5(c), “Company Pre-Closing Dividend Amount” means, with respect to a Company RSU Award, the amount accrued in a bookkeeping account as of immediately prior to the Closing with respect to Company DERs granted in tandem with such Company RSU Award.

(d) Treatment of Company Performance Share Awards. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company Performance Share Award that is outstanding immediately prior to the Effective Time shall be assumed and converted into a Sodium RSU Award in accordance with this Section 2.5(d). Each such Sodium RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Performance Share Award immediately prior to the Effective Time, except that, (x) as of the Effective Time, the number of Sodium Shares subject to the Sodium RSU Award shall equal (i) the product of (A) a number of shares of Company Common Stock underlying such Company Performance Share Award determined based on such award’s Applicable Performance Level by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share, (y) each such Sodium RSU Award shall vest in full if, following the Effective Time, the holder thereof incurs a Qualifying Termination (and, solely in the case of a Qualifying Termination that occurs more than eighteen (18) months following the Closing Date, subject to the holder timely executing (and not revoking) a general release of claims in a form provided by Sodium or one of its Subsidiaries), with such Sodium RSU Award settled as soon as practicable, but in no event later than thirty (30) days, following such Qualifying Termination (or such later time as required to comply with Section 409A of the Code) and (z) Sodium RSU Awards will not be subject to any performance-based vesting conditions, which shall be deemed achieved at the Applicable Performance Level. For purposes of this Section 2.5(d), “Applicable Performance Level” shall mean (i) with respect to Company Performance Share Awards with a performance period commencing as of January 1, 2022, the greater of (A) the target performance level and (B) the actual performance level attained as of the Effective Time (based on actual achievement of applicable performance goals, as reasonably determined by the Company Board in the ordinary course of business consistent with past practice), (ii) for Company Performance Share Awards with a performance period commencing as of January 1, 2023 or January 1, 2024, one hundred and twenty percent (120%) of the target performance level and (iii) if applicable, with respect to Company Performance Share Awards with a performance period commencing as of January 1, 2025, the actual performance level attained as of the Effective Time (based on actual achievement of applicable performance goals, as reasonably determined by the Company Board in the ordinary course of business consistent with past practice).

(e) Treatment of Company DSU Awards. At the Effective Time, and by virtue of the Merger and without any action on the part of Sodium, Sodium US, Merger Sub and the Company or the holders thereof, each Company DSU Award (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive, within ten (10) business days following the Closing Date and subject to Section 2.6 (but disregarding the requirement therein to provide notice of deduction or withholding), a number of Sodium Shares equal to (i) the product of (A) the number of shares of Company Common Stock underlying the Company DSU Award multiplied by (B) the Exchange Ratio, (ii) rounded down to the nearest whole share.

(f) Company Equity Plan. Prior to the Effective Time, the Company shall take all necessary action for the treatment of the Company Equity Awards as contemplated under this Section 2.5. At the Effective Time, Sodium shall assume all the obligations of the Company under the Company Equity Plan, each outstanding Company Equity Award and the agreements evidencing the grants thereof (as modified by this Section 2.5), and the number and kind of shares available for issuance under the Company Equity Plan shall be adjusted to reflect Sodium Shares in accordance with the provisions of the Company Equity Plan.

Section 2.6 Withholding.

(a) Each of Sodium, Sodium US, Merger Sub, the Company, the Exchange Agent and any other applicable withholding agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold (without duplication) from any amount otherwise payable pursuant to this Agreement such amounts as the applicable Withholding Agent reasonably determines are required to be deducted and withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or any other Tax Law, with respect to the making of such payment; provided that, other than with respect to (i) withholding attributable to the failure of the Company to comply with its obligations pursuant to Section 6.15(a) [Non-USRPHC Certificate] or (ii) United States withholding as may be applicable in the circumstances described in the Letter of Transmittal and any ancillary documents thereto, Sodium, Sodium US or Merger Sub, as applicable, shall (or shall cause the Exchange Agent to) use reasonable best efforts to (i) provide the applicable payee with written notice of such party’s intention to deduct or withhold at least five (5) business days prior to any such deduction or withholding and (ii) cooperate with the applicable payee to reduce or eliminate any such deduction or withholding. To the extent that amounts are so withheld, deducted and timely paid over to the applicable Governmental Entity, such withheld and deducted amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

(b) Without limitation of Section 2.6(a), if withholding is to be taken in Sodium Shares, the applicable Withholding Agent shall be entitled to withhold from and retain or sell, or cause to be retained or sold, the amount of such Sodium Shares otherwise issuable to the relevant holder of shares of Company Common Stock (each such holder, a “Payee”), on behalf of and for the benefit of such Payee, as is necessary to satisfy any applicable withholding, including any withholding arising in connection with such sale of Sodium Shares. Any cash proceeds from any such sale in excess of the amount of Taxes due with respect to such Payee, net of any expenses, shall be delivered to the applicable Payee and the withheld amounts shall be timely remitted to the applicable Governmental Entity. Any costs or expenses incurred by the applicable Withholding Agent in connection with such sale (excluding any Taxes imposed on the Payee as beneficial owner of the Sodium Shares sold) shall be borne equally by Sodium and the Company; provided that the parties hereto shall use commercially reasonable efforts to reduce or eliminate any such cost or expense. For the avoidance of doubt, the applicable Payee (i) shall be treated as the seller, prior to the sale, and the beneficial owner, of any Sodium Shares sold pursuant to this Section 2.6(b), for all Tax purposes and (ii) shall be responsible for, and hold the applicable Withholding Agent and its representatives and Affiliates harmless from, any Taxes arising as a result of the sale of such Payee’s Sodium Shares pursuant to this Section 2.6(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents (excluding any disclosures set forth in any such Company SEC Document under the heading “Risk Factors” or in any section relating to disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) subject to Section 9.11, the disclosure schedule delivered by the Company to Sodium and Sodium US immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Sodium, Sodium US and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Sodium (including via the Company SEC Documents) prior to the date of this Agreement true and complete copies of the Company Organizational Documents, in each case, as amended through the date hereof. All such Company Organizational Documents and all organizational documents of each significant Subsidiary (such significant subsidiaries as defined in Rule 1–02(w) of Regulation S-X promulgated by the SEC, “Significant Subsidiaries”) of the Company are in full force and effect and the Company and its Subsidiaries are not in any material violation thereof.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of shares of Company Common Stock. As of 5:00 pm Central time on March 29, 2024 (the “Company Measurement Date”), there were outstanding (i) 190,353,445 shares of Company Common Stock, (ii) no shares of Company preferred stock and (iii) no other shares of capital stock or other voting securities of the Company. All outstanding shares of Company Common Stock have been duly authorized and validly issued and have been fully paid and are nonassessable. As of the Company Measurement Date, there were outstanding (A) Company Options to purchase 2,560,356 shares of Company Common Stock (assuming the Company Options are exercisable in full), (B) Company SARs covering 215,703 shares of Company Common Stock (assuming the Company SARs are exercisable in full), (C) Company RSU Awards covering 1,338,986 shares of Company Common Stock, (D) Company Performance Share Awards covering 1,708,292 shares of Company Common Stock (assuming applicable performance goals are achieved at “maximum” levels), (E) Company DSU Awards covering 140,978 shares of Company Common Stock and (F) 20,943,876 shares of Company Common Stock reserved for issuance under the Company Equity Plan. Except as set forth in this Section 3.2 and except for changes since the Company Measurement Date resulting from the exercise of employee stock options outstanding on such date or the payment or redemption of other stock-based awards outstanding on such date or other securities issued as permitted by Section 6.1, no preemptive or similar rights, subscription or other rights, convertible securities, or other agreements, arrangements or commitments of any character relating to the capital stock of the Company, obligating the Company to issue, transfer or sell any capital stock or voting securities of the Company or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (any of the foregoing collectively, “Company Securities”). Except as permitted by Section 6.1 with respect to any Company Equity Awards, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(b) The Company has made available to Sodium, as of the Company Measurement Date, a complete and correct list of each outstanding Company Option, Company SAR, Company RSU Award, Company Performance Share Award and Company DSU Award, including (i) the holder (which can be identified by name or identification number), (ii) date of grant, (iii) the number of shares of Company Common Stock subject to such Company Equity Award as of the date of this Agreement (with Company Performance Share Awards disclosed assuming that applicable performance goals are achieved at “maximum” levels), (iv) exercise price (if applicable), (v) expiration date (if applicable), (vi) vesting schedule, (vii) with respect to Company DSU Awards, settlement or payment schedule, (viii) with respect to Company Options, whether the Company Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and (ix) whether such award was granted with a corresponding Company DER and the Company DER amounts accrued in a bookkeeping account as of the Company Measurement Date.

(c) Except as set forth in Section 3.2(a) and Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any equity interests of the Company or such Subsidiary of the Company or securities convertible into or exchangeable for such equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of any shares of Company Common Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the shares of Company Common Stock or other equity interests of the Company or any of its Subsidiaries.

(f) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each wholly owned Subsidiary of the Company, free and clear of any preemptive rights and any Liens (other than Company Permitted Liens and Liens arising under applicable securities Laws), and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in the DGCL or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights.

(g) No shares of Company Common Stock are owned by a Subsidiary of the Company. Except for equity interests in the Company’s Subsidiaries or the Company Joint Ventures, neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person), or has any obligation to acquire any such equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Authority; Noncontravention.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), except for under, and with respect to, the Company Credit Agreements, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board and, except for the Company Stockholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.9 and Section 5.16) no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. As of the date hereof, the Company Board has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”). The Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Transactions, except for, subject to the accuracy of the representations and warranties of Sodium US and Merger Sub in Article IV and Sodium in Article V, (A) the filing with the SEC of a proxy statement (the “Proxy Statement/Prospectus”) relating to the matters to be submitted to the stockholders of the Company at a meeting of such holders for the purpose of adopting this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and other filings required under federal or state securities Laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the Nasdaq Composite (the “Nasdaq”), (D) such filings, notifications, clearances, consents and approvals as may be required to be made or obtained under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and other Regulatory Laws and (E) such other consents, authorizations, approvals, filings or registrations, the absence or unavailability of which would not have, individually or in the aggregate, a Company Material Adverse Effect or materially delay consummation of the Merger.

(c) The execution and delivery by the Company of this Agreement do not and, assuming the Company Stockholder Approval is obtained, the consummation of the Transactions and compliance with the provisions hereof will not, result in any material (i) loss, suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material Contract (except for the Company Credit Agreements and any Company Material Contract that is terminable without cause upon not more than ninety (90) days’ prior notice) or result in any Lien (other than Company Permitted Liens), in each case, upon any of the properties or assets of the Company or any of its Significant Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the organizational documents of any Significant Subsidiary, in each case as amended or restated, or (iii) conflict with or result in a violation of any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2021 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries on or after such date, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosures and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information, if applicable, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Sodium US prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2023 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the Transactions, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) Since January 1, 2021, the Company and its Subsidiaries have been in compliance with, and are not in default under or in violation of, any applicable federal, tribal, state, local, foreign or multinational law, statute, treaty, act, code, ruling, award, writ, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual, alleged, potential or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, tariffs, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, waivers, clearances, permissions, qualifications and registrations and orders of or issued or approved by all applicable Governmental Entities, and may exercise all rights under any Company Material Contract with all applicable Governmental Entities, and have filed all tariffs, reports, notices and other documents with all applicable Governmental Entities that are necessary for the Company and its Subsidiaries to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any such Company Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, termination, cancellation or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, or extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Anti-Corruption.

(a) Since June 3, 2020, neither the Company, nor any Subsidiary, nor any director, officer, or, to the Company’s knowledge, employee, agent, or any other person acting on behalf of the Company or any of its Subsidiaries has directly or indirectly violated or received information suggesting the Company or any Subsidiary has violated any Anti-Corruption Laws; nor has the Company, any Subsidiary, or any of their respective directors, officers, employees, agents, or any other persons acting on their behalf corruptly offered, paid, promised to pay, authorized, solicited, or received the payment of money or anything of value, directly or indirectly, to or from any person, including any Governmental Official: (i) to influence any official act or decision of a Governmental Official; (ii) to induce a Governmental Official to do or omit to do any act in violation of a lawful duty; (iii) to induce a Governmental Official to influence the act or decision of a governmental Entity; (iv) to secure any improper business advantage; (v) to obtain or retain business in any way related to the Company or any of its Subsidiaries; or (vi) that would otherwise constitute a bribe, kickback, or other improper or illegal payment or benefit.

(b) The Company and its Subsidiaries have developed and implemented an Anti-Corruption Law compliance program which includes corporate policies and procedures designed to ensure compliance with applicable Anti-Corruption Laws.

(c) No civil or criminal penalties have been imposed on the Company or any of its Subsidiaries with respect to violations of Anti-Corruption Laws, nor have any voluntary disclosures relating to Anti-Corruption Laws been submitted to any Governmental Entity.

(d) Since June 3, 2020, to the Company’s knowledge, the Company and its Subsidiaries have not been under any Action involving alleged violations of Anti-Corruption Laws. Neither the Company nor any of its Affiliates are participating in any Action by a Governmental Entity relating to alleged violations by the Company or its Affiliates of any Anti-Corruption Law.

(e) Since June 3, 2020, no Governmental Entity, customer, or supplier has notified the Company or any of its Subsidiaries in writing of any actual or alleged violation or breach of an Anti-Corruption Law.

Section 3.9 Sanctions; Trade Controls.

(a) Since June 3, 2020, the Company and its Subsidiaries have: (i) complied with all applicable Trade Controls and Sanctions, including with specific reference, all sanctions imposed by the U.S. government, the European Union, any European Union member state, Norway, Canada and His Majesty’s Treasury of the United Kingdom that relate to Russia or Belarus; (ii) maintained in place and implemented controls and systems to ensure compliance with applicable Sanctions and Trade Controls, including with specific reference, all sanctions imposed by the U.S. government, the European Union, any European Union member state, Norway, Canada and His Majesty’s Treasury of the United Kingdom that relate to Russia or Belarus; (iii) not engaged in a transaction or dealing, directly or indirectly, with, involving, or for the benefit of a Sanctioned Country or Sanctioned Person in violation of Sanctions; and (iv) not been the subject of or otherwise involved in any Action by any Governmental Entity with respect to any actual or alleged violations of Trade Controls or Sanctions, and have not been notified of any such pending or threatened actions.

(b) Neither the Company nor any director, officer, employee or agent of the Company is: (i) a Sanctioned Person; (ii) subject to debarment or any list-based designations under Trade Controls; or (iii) engaged in transactions, dealings, or activities that might reasonably be expected to cause such person to become a Sanctioned Person.

(c) No civil or criminal penalties have been imposed on the Company or any of its Affiliates with respect to violations of Trade Controls or Sanctions, nor have any voluntary disclosures relating to Trade Controls or Sanctions been contemplated or submitted to any Governmental Entity.

(d) None of the Company or its Affiliates has undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Affiliates’ export activity, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) there are no Actions, pending, or to the Company’s knowledge, threatened against the Company or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes, and for the past three (3) years has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws, (c) there is no Action pending or, to the Company’s knowledge, threatened, by any Governmental Entity or any other person that is reasonably likely to result in the recission, termination or adverse modification of any Company Permit required under Environmental Laws, and neither the Company nor any of its Subsidiaries has received any notice or otherwise has knowledge that any Company Permit required under Environmental Laws will not be renewed, (d) there has been no Release of or contamination by Hazardous Materials, at, on, under or from any real property currently or, to the Company’s knowledge, formerly owned, leased or operated by the Company or any Subsidiary of the Company or, to the knowledge of the Company, any other real property used in connection with the operation of the business of the Company or any Subsidiary, in each case that has given rise or could reasonably be expected to give rise to liability of the Company or any Subsidiary under any Environmental Law, (e) neither the Company nor any Subsidiary has generated, used, handled, treated, stored, disposed of, transported, arranged for or permitted the disposal or transportation of, or exposed any person to, any Hazardous Materials in violation of, or in a manner that has given rise or could reasonably be expected to give rise to liability of the Company or any Subsidiary under, Environmental Law, (f) the Company is not party to any order, judgment or decree that imposes any obligation on the Company or any of its Subsidiaries under any Environmental Law, (g) for the past three (3) years, the Company and its Subsidiaries have not received any notice, report, order, directive or other information relating to a violation of, or liability under, any Environmental Law, and (h) the Company and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other person under any Environmental Law.

Section 3.11 Employee Benefit Plans; Employees.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete list, by region, of all material Company Benefit Plans, excluding any such Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further liability and does not provide any change in control or severance payments. With respect to each material Company Benefit Plan set forth on Section 3.11(a) of the Company Disclosure Schedule, the Company has made available to Sodium and Sodium US complete and accurate copies of (i) such Company Benefit Plan, as amended to date, (ii) a written description of any such Company Benefit Plan if such plan is not set forth in a written document, (iii) each trust, insurance, annuity or other funding Contract related thereto (if any), (iv) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (v) the most recent Internal Revenue Service determination letter (if any), (vi) the two (2) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any) and (vii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Company Benefit Plan.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan (and any related trust or other funding vehicle) has been maintained, funded, operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto and (ii) all contributions, distributions and premium payments required to be made under the terms of any Company Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements in accordance with GAAP. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or equivalent opinion letter from the Internal Revenue Service, or is the subject of a favorable opinion or advisory letter from the Internal Revenue Service on which the Company can rely and, to the Company’s knowledge, nothing has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect or cause the loss of qualification of any such Company Benefit Plan.

(c) No Company Benefit Plan provides, and neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to or is required to contribute to or has any liability with respect to any plan or arrangement which provides post-employment or retiree health, medical, life or other welfare benefits, except pursuant to the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code for which the covered individual pays the full cost of coverage.

(d) (i) No Company Benefit Plan is, and none of the Company, any of its Subsidiaries or their respective ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or otherwise has any liability or obligation (whether direct or contingent) under or with respect to: a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), a “defined benefit plan” (as defined in Section 3(35) of ERISA whether or not subject thereto), or other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) no Company Benefit Plan is (A) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (B) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, and (iii) none of the Company or any of its Subsidiaries has any current or contingent liability or obligation as a consequence of being considered a single employer with any other person under Section 414 of the Code during the past six (6) years.

(e) With respect to any Company Benefit Plan set forth in Section 3.11(e) of the Company Disclosure Schedule that was or is subject to Section 412 of the Code or Section 302 or Title IV of ERISA: (i) the minimum funding standards under Section 430 of the Code have been satisfied and all contributions required under Section 302 of ERISA have been timely made, whether or not waived; (ii) no reportable event within the meaning of Section 4043 of ERISA for which the 30-day notice requirement has not been waived has occurred or is expected to occur in connection with the Transactions; (iii) all premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (iv) the PBGC has not instituted or threatened to institute proceedings to terminate any such Company Benefit Plan; and (v) all applicable requirements of Section 204(h) of ERISA have been complied with. No asset of the Company or its Subsidiaries is subject to a lien under Section 430 of the Code or Section 4068 of ERISA.

(f) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (A) the Company and its Subsidiaries have not incurred (whether or not assessed) any penalty or Tax under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code; and (B) there have been no non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Non-U.S. Plan”): (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Non-U.S. Plan. No Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

(h) Except as required by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any current or former director, officer, employee or individual service provider of the Company or any of its Subsidiaries to, or increase the amount of, any compensation or benefits, (ii) accelerate the time of payment or vesting of any compensation or benefits due any such individual, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Company Benefit Plan.

(i) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. Neither the Company nor any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: there are no pending or, to the Company’s knowledge, threatened Actions or audits by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

(k) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: the Company and its Subsidiaries are not the subject of any pending or, to the Company’s knowledge, threatened proceeding alleging that the Company or Subsidiary has engaged in any unfair labor practice under the National Labor Relations Act or other Law. Since January 1, 2021 there has not been any, pending or, to the Company’s knowledge, threatened unfair labor practice charge, material labor grievance, material labor arbitration, material dispute, strike, work stoppage, walkout, any concerted slowdown, picketing, lockout, or to the Company’s knowledge, hand billing, against or affecting any of the Company or its Subsidiaries involving employees of the Company or its Subsidiaries. None of the Company or any of its Subsidiaries is a party to or bound by any Labor Agreement, and there are no Labor Agreements that pertain to any of the employees of the Company or any of its Subsidiaries with respect to such employees’ employment with the Company or any of its Subsidiaries, and none are currently being negotiated and there are no labor unions, works councils, employee representatives, group of employees or other organizations representing, or, to the Company’s knowledge, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries with respect to such employees’ employment with the Company or any of its Subsidiaries. To the Company’s knowledge, since January 1, 2021, there have been no labor organizing activities with respect to any employees of the Company or any of its Subsidiaries and with respect to such employees’ employment with the Company or any of its Subsidiaries. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby (either alone or in combination with another event) requires the provision of information to, or consultations, discussions or negotiations with, employee representative bodies (including any unions or works councils) that represent employees of the Company or any of its Subsidiaries.

(l) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: the Company and its Subsidiaries are, and since January 1, 2021 have been, in compliance with all applicable Laws relating to employment, including Laws relating to discrimination, harassment, retaliation, hours of work and the payment of wages or overtime wages (including the classification of independent contractors and exempt and non-exempt employees), terms and conditions of employment, health and safety, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, affirmative action and unemployment insurance).

(m) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) since January 1, 2021, the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees and individual service providers; and (ii) each individual who is providing or since January 1, 2021 has provided services to the Company or its Subsidiaries and is or was classified and treated as an independent contractor, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(n) The Company and its Subsidiaries have, since January 1, 2021, investigated all sexual harassment, or other unlawful harassment, discrimination, or retaliation allegations against directors, officers or employees of the Company and its Subsidiaries that have been reported to the Company or its Subsidiaries or of which any such entity is otherwise aware. With respect to each such allegation (except those the Company or its Subsidiary reasonably deemed to not have merit), the Company and its Subsidiaries have taken corrective action reasonably calculated to prevent further unlawful action.

Section 3.12 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since the Balance Sheet Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.13 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) there is no investigation, information request (formal or informal), inquiry, audit or review pending (or, to the Company’s knowledge, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) since January 1, 2021 there have been no, Actions, subpoenas or other requests for information relating to actual or potential violations of Law pending (or, to the Company’s knowledge, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) since January 1, 2021 there have been no, orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.14 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of the Company or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Sodium in connection with the issuance of Sodium Shares as Equity Consideration (which will include the Proxy Statement/Prospectus) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement (solely with respect to the portion thereof based on information supplied by the Company or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by Sodium, Sodium US, Merger Sub or their Affiliates for inclusion or incorporation by reference therein, with respect to which no representation is made by the Company or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.14, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Company.

Section 3.15 Tax Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) all Tax Returns required to be filed with any Taxing Authority by, or with respect to, the Company and its Subsidiaries have been filed in accordance with all applicable Laws (taking into account any valid extensions), (ii) the Company and its Subsidiaries have timely paid all Taxes (whether or not shown as due and payable on any Tax Return) required to be paid except for amounts that are being contested in good faith by appropriate proceedings and for which adequate reserves or other appropriate provisions have been made in accordance with GAAP, and (iii) such Tax Returns are true, correct and complete in all respects;

(b) the Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Company (or any of its Subsidiaries) or other person;

(c) there is no action, suit, proceeding, audit or claim (each, a “Tax Proceeding”) now proposed in writing or pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax Return;

(d) neither the Company nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such person, except as the result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of the Tax Laws of any state, local or foreign jurisdiction) to the affiliated group of which the Company or any of its Subsidiaries is or was the common parent or pursuant to any Tax sharing or indemnification provisions contained in any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Tax;

(e) neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation for any Tax imposed on any entity other than such person under, any Tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of the Company and its Subsidiaries or any Tax sharing or indemnification provisions contained in any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Tax;

(f) neither the Company nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under the Tax Laws of any state, local or foreign jurisdiction;

(g) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code since January 1, 2022 and up to the date of this Agreement;

(h) neither the Company nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes with respect to any Tax Returns of the Company or any of its Subsidiaries;

(i) to the Company’s knowledge, neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(j) there are no Liens for Taxes (other than a Company Permitted Lien) on any of the assets of the Company or any of its Subsidiaries;

(k) no claim has been made in writing by an authority in a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction, which claim has not been resolved. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(l) no Subsidiary is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; and

(m) neither the Company nor any Subsidiary has made any election under Section 965(h) of the Code.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a complete and accurate list of all material (i) patents and patent applications, (ii) registered Trademarks and applications therefor and (iii) registered copyrights, in each case, that are owned by the Company or any of its Subsidiaries (collectively, together with domain name registrations owned by the Company or any of its Subsidiaries, the “Company Registered IP”). Each item of Company Registered IP is, as of the date of this Agreement, subsisting, has not expired or been abandoned, and is in full force and effect, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole. No Action is pending, or to the Company’s knowledge has been threatened since January 1, 2022, challenging the validity, enforceability, registration, ownership or scope of any Company Registered IP (other than office actions and similar proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property).

(b) All material Company Owned IP is exclusively owned by the Company and its Subsidiaries, free and clear of all Liens, other than Company Permitted Liens. Neither the execution and delivery by the Company of this Agreement, nor the consummation of the Transactions, will

(i) result in the loss, termination, or impairment of any right of the Company or any of its Subsidiaries in any Intellectual Property or (ii) trigger any requirement for the Company or any of its Subsidiaries to pay any additional consideration for the continued use of any such Intellectual Property, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries use commercially reasonable efforts to maintain and protect the confidentiality of all trade secrets and other material confidential information owned or held by the Company and its Subsidiaries. Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have not disclosed or consented to the disclosure of any such trade secret or other confidential information to any person other than (i) pursuant to a written agreement restricting the disclosure and use of such trade secret or (ii) to a person who otherwise has a legally enforceable duty or obligation to maintain the confidentiality of such trade secret.

(d) All persons who have contributed to or participated in the conception or development of any material Intellectual Property that is purported to be owned by the Company or any of its Subsidiaries, have executed written agreements with the Company or one of its Subsidiaries, pursuant to which each such person has presently assigned to the Company or one of its Subsidiaries all of such person’s right, title and interest in and to such Intellectual Property (except to the extent ownership of such Intellectual Property vests in the Company or its applicable Subsidiary by operation of Law).

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, neither the Company nor any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated, and the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate, any person’s Intellectual Property. No Action is pending or has been threatened in writing since January 1, 2022, alleging any such infringement, misappropriation, dilution, or other violation of Intellectual Property. To the knowledge of the Company, since January 1, 2022, no person has infringed, misappropriated, diluted or otherwise violated any Company Owned IP in any material respect.

(f) To the Company’s knowledge, the material Software included in the Company Owned IP (the “Company Proprietary Software”) does not contain any computer code or any other procedures, routines, mechanisms, viruses, worms, Trojan horses, bugs, faults or other devices, errors or contaminants that are designed to: (A) materially disrupt or adversely affect the functionality of such Software, or (B) enable or assist any person to access or control without authorization such Software. Neither the Company nor any of its Subsidiaries has entered into any source code escrow agreement to escrow, or has agreed to enter into an agreement to escrow, any material Company Proprietary Software. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no open source software or freeware is incorporated in or otherwise linked to any Company Proprietary Software in a manner that would require or obligate the Company or any of its Subsidiaries to (A) disclose, contribute, distribute, license or otherwise make available to any person (including any open source community) any proprietary source code included in the Company Proprietary Software, or (B) license any Company Proprietary Software for no fee or on the same terms as the applicable open source Software license. To the Company’s knowledge, the. Company and its Subsidiaries are in compliance with the terms and conditions of all relevant licenses for open source software incorporated in any Company Proprietary Software.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform as required by the Company and its Subsidiaries, (ii) there have been no unremediated malfunctions or failures since January 1, 2022, and (iii) the Company and its Subsidiaries have in place commercially reasonable policies and procedures to protect the security and integrity of the IT Assets. Except as would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, to the Company’s knowledge, since January 1, 2022, there has been no security breach or other unauthorized access to the IT Assets that has resulted in the unauthorized access, use, disclosure, deletion, destruction, modification, corruption, or encryption of any information or data contained therein. The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case substantially consistent with customary industry practices.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and marketable title to each real property owned by the Company or its Subsidiaries at which material operations of the Company or its Subsidiaries are conducted (collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material real property that is leased, subleased, used or otherwise occupied by the Company or its Subsidiaries and at which material operations thereof are conducted (collectively, the “Company Leased Real Property”) pursuant to the applicable lease, sublease, use or occupancy agreement pursuant to which the Company or its Subsidiaries has been granted rights with respect thereto (together with all amendments, modifications, guarantees and other supplements thereto, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Company Permitted Liens.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the Remedies Exceptions, (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease, (iii) there are no pending, nor to the knowledge of the Company, threatened, condemnation, eminent domain or similar proceedings with respect to any material Company Real Property, and (iv) no casualty event has occurred that is material to any Company Real Property that has not been remedied in all material respects (including as required, if applicable, pursuant to a Company Real Property Lease). The Company Real Property constitutes all real property used, held for use, or necessary to be used, in connection with the business of the Company and its Subsidiaries as presently conducted. There are no pending, nor to the knowledge of the Company, threatened, condemnation, eminent domain or similar proceedings with respect to any material Company Real Property. No casualty event has occurred that is material to any Company Real Property that has not been remedied in all material respects (including as required, if applicable, pursuant to a Company Real Property Lease).

Section 3.18 Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received notice of any pending or, to the Company’s knowledge, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The Company Board has received the opinion of Centerview Partners LLC to the effect that, as of the date thereof and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view to the holders of shares of Company Common Stock (other than holders of shares of Company Excluded Stock and any shares of Company Common Stock held by any affiliate of the Company or Sodium). The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Sodium solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans and agreements filed as exhibits to the Company SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with, or acquire or dispose of the securities of, any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries, in an amount in excess of $25 million;

(iv) any joint venture, partnership or limited liability company agreement or other Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(v) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $25 million;

(vii) any Labor Agreement;

(viii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity and pursuant to which the Company or any of its Subsidiaries will have a material outstanding obligation after the date of this Agreement;

(ix) any Contract that obligates the Company or any Subsidiary for more than one (1) year, is not terminable without penalty upon notice of ninety (90) days or less and has total projected revenue of at least $50 million;

(x) any Contract that involves a take or pay amount of at least $25 million;

(xi) the Company Real Property Leases;

(xii) any Contract pursuant to which the Company or any of its Subsidiaries (A) is granted a license to use any third-party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than (i) shrink-wrap, click-wrap and off-the shelf Software licenses, and (ii) any other non-exclusive licenses for Software that is commercially available generally or (B) grants to a third party a license to use any Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses granted in the ordinary course of business; and

(xiii) any Contracts or arrangements containing a non-compete or similar type of provision that limit or otherwise restrict the Company or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, and that would reasonably be expected to, after the Effective Time, limit or restrict Sodium or any of its Affiliates (including the Company and its Subsidiaries following the Closing) or any successor thereto, from (A) engaging or competing in any line of business or in any geographic area during any period or (B) making, selling or distributing any products or services, or using, transferring or distributing, or enforcing any of their respective rights with respect to, any of their respective material assets or properties.

All contracts of the types referred to in clauses (i) through (xiii) above are referred to herein as “Company Material Contracts.”

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any Subsidiary of the Company that is a party thereto is in breach of or default under the terms of any Company Material Contract; (ii) to the Company’s knowledge, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, no event has occurred that, with or without notice or lapse of time, or both would constitute a material breach of or material default under, or give rise to a right of termination, cancellation or acceleration of any material obligation under any Company Material Contract; and (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Company’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions. A copy of each Company Material Contract has previously been made available to Sodium (including via the Company SEC Documents).

Section 3.21 Customers and Suppliers.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth a list of the twenty (20) largest customers of the Company, together with its Subsidiaries by total sales by the Company, together with its respective Subsidiaries, taken as a whole, during the year ended December 31, 2023 (each, a “Significant Customer”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2023, no Significant Customer has stated in writing that it will (x) stop purchasing products or services from the Company or its Subsidiaries; or (y) change, materially and adversely, the terms and conditions on which it purchases products from the Company or its Subsidiaries.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth a list of twenty (20) largest suppliers of the Company, together with its Subsidiaries by total sales to the Company, together with its Subsidiaries, taken as a whole, during the year ended December 31, 2023 (each, a “Significant Supplier”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2023, no Significant Supplier has stated in writing that it will (x) stop supplying the Company or its Subsidiaries; or (y) change, materially and adversely, the terms and conditions on which it is prepared to supply the Company or its Subsidiaries.

Section 3.22 Data Protection. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries and, to the Company’s knowledge, all Affiliates, vendors, processors, or other third parties processing or otherwise accessing, or sharing Personal Information for or on behalf of the Company and its Subsidiaries (“Data Partners”), comply and have at all times complied with all Law, binding guidance and standards, written policies, notices, statements, and contractual obligations applicable to the Company and its Subsidiaries relating to the privacy, security, or processing of Personal Information, data breach notification, the tracking or monitoring of online activity, processing and security of payment card information, and email, text message, or telephone communications (collectively, “Data Privacy Obligations”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery, and performance of this Agreement and the Transactions will not require the consent of or provision of notice to any person concerning such person’s Personal Information or prohibit the transfer of Personal Information to Sodium or Sodium US. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries, since January 1, 2022 have, and have required Data Partners to have, implemented, maintained, and complied with industry standard administrative, technical, and physical safeguards that: (i) protect against any loss, theft, or unlawful or unauthorized access, use, loss, disclosure, denial, alteration, destruction, compromise, modification, or other unauthorized processing of Personal Information, or IT Assets (“Security Incidents”); (ii) identify and address internal and external risks to the privacy and security of Personal Information in their possession or control; (iii) monitor and maintain adequate and effective administrative, technical, physical, and organizational safeguards to protect such Personal Information and IT Assets. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not: (i) been required to notify customers, consumers, employees, Governmental Entity, or any other person of any Security Incident or non-compliance with Data Privacy Obligations; (ii) received any written notice, request, claim, complaint, correspondence or other communication regarding non-compliance with Data Privacy Obligations or a Security Incident; or (iii) been subject to or been notified in writing of any pending or threatened inquiry or Action by or before any Governmental Entity regarding the actual or alleged violation of any Data Privacy Obligation. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not transferred or permitted the transfer of Personal Information originating in the European Economic Area, United Kingdom, or the People’s Republic of China outside the European Economic Area, United Kingdom, or the People’s Republic of China, respectively, except where such transfers have complied with the Data Privacy Obligations.

Section 3.23 Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of Company Common Stock or any director, officer or employee of the Company or its Subsidiaries, or, to the Company’s knowledge, any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course.

Section 3.24 Joint Ventures.

(a) Section 3.24(a) of the Company Disclosure Schedule sets forth (i) a correct and complete list, of all incorporated (or similarly formed) joint venture, teaming, partnership, or other similar agreements, arrangements or understandings and all other material joint venture, teaming, partnership, or other similar agreements, arrangements or understandings, in each case, involving a sharing of profits losses, costs or liabilities in which the Company or any of its Subsidiaries holds at least five percent (5%) of the equity or other participating rights or interests (collectively, “Company Joint Ventures”), and (ii) the percentage ownership interests or rights in each such Company Joint Venture that are held by the Company or its applicable Subsidiary and such other parties. For the avoidance of doubt, no wholly owned Subsidiary of the Company shall be deemed to be a Company Joint Venture.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is currently no violation of, default or breach under any of such Company Joint Venture’s organizational documents and the execution and delivery of, compliance with, performance under or consummation of this Agreement shall not result in any such violation, default or breach, (ii) each of such Company Joint Venture’s outstanding shares of capital stock or other equity interests (if any) is duly authorized, validly issued, fully paid and non-assessable, (iii) there are no remaining capital contributions or other payments due to such Company Joint Venture from the Company or its applicable Subsidiary, and (iv) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, stock-based units (performance based or otherwise), redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal or first offer, profits interests, commitments or rights of any kind that obligate such Company Joint Venture to issue or sell, or which relate to, any shares of capital stock or other equity interests of such Company Joint Venture or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any shares of capital stock or other equity interests of such Company Joint Venture, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 3.25 Finders or Brokers. Except for Centerview Partners LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.26 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.9 and Section 5.16, the actions of the Company Board in approving this Agreement and the Transactions are sufficient to render Section 203 of the DGCL inapplicable to this Agreement and the Transactions. Except for Section 203 of the DGCL, no “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar anti-takeover provisions statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the Transactions. In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of shares of Company Common Stock in connection with the Merger. There is no shareholder rights plan in effect to which the Company is a party or otherwise bound.

Section 3.27 No Additional Representations.

(a) The Company is not relying on any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV and Article V or in any certificate or other transaction document delivered by Sodium, Sodium US or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) acknowledges and agrees that that neither Sodium, Sodium US nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of its affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Sodium US and its Subsidiaries or (ii) the future business and operations of Sodium US and its Subsidiaries, and that the Company has not relied on such other information or any other representation or warranty not set forth in Article IV and Article V.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Sodium and its Subsidiaries. Except for the representations and warranties expressly set forth in Article IV and Article V or in any certificate delivered by Sodium, Sodium US or Merger Sub to the Company in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Sodium, Sodium US and Sodium US’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Sodium, Sodium US, Sodium US’s

Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in Article IV or Article V or in any certificate delivered by Sodium, Sodium US or Merger Sub to the Company in accordance with the terms hereof, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or Article V or in any certificate delivered by Sodium, Sodium US or Merger Sub to the Company, (i) Sodium, Sodium US or Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the Transactions and the Company is not relying on any representation or warranty except for those expressly set forth in Article IV or Article V or in any certificate delivered by Sodium or Merger Sub to the Company in accordance with the terms hereof, (ii) no person has been authorized by Sodium, Sodium US or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV or Article V.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SODIUM US AND MERGER SUB

Except as disclosed in (a) the Sodium SEC Documents (excluding any disclosures set forth in any such Sodium SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) subject to Section 9.11, the Sodium Disclosure Schedule, Sodium US and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Sodium US and Merger Sub is a corporation duly formed, validly existing and in good standing under the Laws of Delaware. Each of Sodium US and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Each of Sodium US and Merger Sub is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

(b) Sodium US has made available to the Company prior to the date of this Agreement true and complete copies of the certificate of incorporation and bylaws of Sodium US and Merger Sub (the “Sodium US Entity Organizational Documents”), in each case, as amended through the date hereof.

Section 4.2 Capitalization.

(a) The authorized capital stock of Sodium US consists of 1,000 Sodium US Shares and zero shares of preferred stock (“Sodium US Preferred Stock”). As of the date of this Agreement, there were (i) 1,000 Sodium US Shares issued and outstanding and (ii) zero Sodium US Shares held in treasury. As of the date of this Agreement, all of the issued and outstanding shares of Merger Sub are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned by Sodium US or a direct or indirect wholly owned Subsidiary of Sodium.

(b) There are no voting trusts or other agreements or understandings to which Sodium US is a party with respect to the voting or registration of equity securities of Sodium US. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any person other than Sodium US may acquire any equity security of Merger Sub.

(c) Sodium US has been formed solely for the purpose of engaging in the Transactions and has not conducted any business prior to the date hereof and, prior to the Effective Time, will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

(d) Merger Sub has been formed solely for the purpose of engaging in the Transactions and has not conducted any business prior to the date hereof and, prior to the Effective Time, will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other Transactions.

Section 4.3 Authority; Noncontravention.

(a) Each of Sodium US and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery by Sodium US and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Sodium US Board and the Merger Sub Board, and except for the adoption of this Agreement by Sodium US as the sole stockholder of Merger Sub, as contemplated by Section 6.18, no other corporate proceedings on the part of Sodium US or Merger Sub are necessary to authorize the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by Sodium US and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of Sodium US and Merger Sub and is enforceable against Sodium US and Merger Sub in accordance with its terms, subject to the Remedies Exceptions.

(b) The Sodium US Board has (i) determined that this Agreement and the Transactions are in the best interests of, Sodium US and its sole stockholder and (ii) approved and declared advisable this Agreement and the Transactions.

(c) The Merger Sub Board has (i) determined that this Agreement and the Transactions are in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions and (iii) submitted this Agreement to the sole stockholder of Merger Sub for adoption thereby and recommended that the sole stockholder approve and adopt this Agreement and the Transactions.

(d) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by Sodium US or Merger Sub of this Agreement or (ii) the consummation by Sodium US or Merger Sub of the Transactions, except for, subject to the accuracy of the representations and warranties of the Company in Section 3.14, (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (C) such filings, notifications, clearances, consents and approvals as may be required to be made or obtained under the HSR Act and other Regulatory Laws, and (D) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Sodium Material Adverse Effect or materially delay consummation of the Merger.

(e) The execution and delivery by Sodium US and Merger Sub of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not, result in any material (i) loss suspension, limitation or impairment of any right of Sodium US or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right, license or material Contract binding upon Sodium US or any of its Subsidiaries (except for any such Contract that is terminable without cause upon not more than ninety (90) days’ prior notice) or result in any Lien (other than Sodium Permitted Liens), in each case, upon any of the properties or assets of Sodium US or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Sodium US or any of its Subsidiaries or (iii) conflict with or violation of any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 4.4 Reports and Financial Statements. Neither Sodium US nor any Subsidiary of Sodium US is required to file any registration statement, prospectus, report, schedule, form, statement or any other document with the SEC.

Section 4.5 Compliance with Law. Since January 1, 2021, Sodium US and its Subsidiaries have been in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Since January 1, 2021, neither Sodium US nor any of its Subsidiaries has received any written notice or, to Sodium US’s knowledge, other communication from any Governmental Entity regarding any actual violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 4.6 Anti-Corruption; Sanctions.

(a) Since June 3, 2020, to the knowledge of Sodium US, neither Sodium US, nor any of its Subsidiaries, nor any director, officer, employee, or agent of Sodium US or any of its Subsidiaries has violated any Anti-Corruption Laws, Sanctions or Trade Controls in any material respect or engaged in a transaction or dealing, directly or indirectly, with, involving, or for the benefit of a Sanctioned Country or Sanctioned Person in material violation of Sanctions.

(b) Neither Sodium US nor, to the knowledge of Sodium US, any director, officer, employee or agent of Sodium US is a Sanctioned Person.

Section 4.7 Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Sodium Material Adverse Effect.

Section 4.8 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Sodium Material Adverse Effect, (a) there is no investigation, information request (formal or informal), inquiry, audit or review pending (or, to the knowledge of Sodium, threatened) by any Governmental Entity with respect to Sodium US or any of its Subsidiaries, (b) since January 1, 2021 there have been no Actions, subpoenas or other requests for information relating to actual or potential violations of Law pending (or, to the knowledge of Sodium, threatened) against or affecting Sodium US or any of its Subsidiaries, or any of their respective properties and (c) since January 1, 2021 there have been no, orders, judgments or decrees of, or before, any Governmental Entity against Sodium US.

Section 4.9 Takeover Statutes. No “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar anti-takeover provisions statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the Transactions.

Section 4.10 No Additional Representations.

(a) Sodium US and Merger Sub are not relying on any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Sodium US or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Sodium US and Merger Sub are not relying on, and Sodium US and Merger Sub acknowledge and agree that the Company makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Sodium US or Merger Sub (or any of their respective Affiliates, officers, directors, employees or Representatives (acting on Sodium’s behalf)) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and Sodium US and Merger Sub have not relied on such information or any other representation or warranty not set forth in Article III.

(b) Sodium US and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Sodium US or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Sodium US and Merger Sub has relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Sodium US and Merger Sub acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective Affiliates, unitholders, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Company to Sodium US and Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Sodium US and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to the Sodium US or Merger Sub, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and Sodium US and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article III or in any certificate delivered by the Company to Sodium, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Sodium US or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Sodium US or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SODIUM

Except as disclosed in (a) the Sodium SEC Documents (excluding any disclosures set forth in any such Sodium SEC Document under the heading “Risk Factors” or in any section disclaiming forward-looking statements, in each case, other than historical facts contained therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) subject to Section 9.11, the disclosure schedule delivered by Sodium to the Company immediately prior to the execution of this Agreement (the “Sodium Disclosure Schedule”), Sodium represents and warrants to the Company as follows:

Section 5.1 Qualification, Organization, Subsidiaries.

(a) Sodium is a legal entity duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Sodium has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Sodium is duly licensed or qualified to do business, and is in good standing as a foreign entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

(b) Sodium has made available to the Company (including via the Sodium SEC Documents) prior to the date of this Agreement true and complete copies of the articles of incorporation and bylaws (Reglement) of Sodium (the “Sodium Organizational Documents”), in each case, as amended through the date hereof.

Section 5.2 Capitalization.

(a) As of March 28, 2024, the nominal capital of Sodium is US$47,000,000, divided into (i) 4,500,000,000 Sodium Shares and (ii) 200,000,000 shares of preferred stock, par value US$0.01 per share. As of March 28, 2024, there were (A) 1,429,337,724 Sodium Shares issued and outstanding (of which 6,259,634 shares are restricted Sodium Shares), (B) 9,932,146 Sodium Shares held in treasury, (C) (1) restricted stock unit awards covering 10,272,988 Sodium Shares; (2) performance share unit awards covering 2,483,793 Sodium Shares (assuming applicable performance goals are achieved at “target” levels) and (3) options to purchase 26,676,702 Sodium Shares, (D) 7,817,033 Sodium Shares reserved for purchase under the Sodium DSPP, (E) 526,050 Sodium Shares reserved for issuance under the Sodium 2004 Stock and Deferral Plan for Non-Employee Directors (the “Sodium SDP”) and (F) 18,903,519 Sodium Shares reserved for issuance under Sodium’s equity incentive plans (other than the Sodium DSPP) (the “Sodium Equity Plans”). All outstanding equity securities of Sodium are, and all Sodium Shares issuable pursuant to awards that may from time to time be granted under the Sodium Equity Plans (“Sodium Equity Awards”), under the Sodium DSPP or issuable as part of the Equity Consideration, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 2.1 or Section 5.2(a), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Sodium is a party (i) obligating Sodium to (A) issue, transfer, exchange, sell or register for sale any Sodium Shares or other equity interests of Sodium or securities convertible into or exchangeable for such Sodium Shares or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such Sodium Shares or other equity interests, (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Sodium Shares or other equity interests of Sodium, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Sodium.

(c) Sodium does not have any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Sodium on any matter.

(d) There are no voting trusts or other agreements or understandings to which Sodium is a party with respect to the voting or registration of equity securities of Sodium.

Section 5.3 Authority; Noncontravention.

(a) Sodium has the requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery by Sodium of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Sodium Board, and no other corporate proceedings on the part of Sodium are necessary to authorize the consummation of the Transactions. The Sodium Board has unanimously (a) determined that it is in the best interests of Sodium and its stockholders, and declared it advisable, to enter into this Agreement, and (b) approved the execution, delivery and performance by Sodium of this Agreement and the Transactions, including the Merger. This Agreement has been duly and validly executed and delivered by Sodium and, assuming this Agreement constitutes the legal, valid and binding agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of Sodium and is enforceable against Sodium in accordance with its terms, subject to the Remedies Exception.

(b) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by Sodium of this Agreement or (ii) the consummation by Sodium of the Transactions, except for, subject to the accuracy of the representations and warranties of the Company in Section 3.14, (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (C) such filings, notifications, clearances, consents and approvals as may be required to be made or obtained under the HSR Act and other Regulatory Laws, and (D) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not have, individually or in the aggregate, a Sodium Material Adverse Effect or materially delay consummation of the Merger.

(c) The execution and delivery by Sodium of this Agreement do not and the consummation of the Transactions and compliance with the provisions hereof will not, result in any material (i) loss, suspension, limitation or impairment of any right of Sodium to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Material Contract (except for any Sodium Material Contract that is terminable without cause upon not more than ninety (90) days’ prior notice) or result in any Lien (other than Sodium Permitted Liens), in each case, upon any of the properties or assets of Sodium or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Sodium or (iii) conflict with or violation of any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 5.4 Reports and Financial Statements.

(a) Sodium and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2021 (all such documents and reports filed or furnished by Sodium or any of its Subsidiaries on or after such date, the “Sodium SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Sodium SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and none of the Sodium SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Sodium SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Sodium included in the Sodium SEC Documents fairly present in all material respects the consolidated financial position of Sodium and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Sodium is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among Sodium and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sodium, in Sodium’s published financial statements or any Sodium SEC Documents.

Section 5.5 Internal Controls and Procedures. Sodium has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Sodium’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Sodium in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Sodium as appropriate to allow timely decisions regarding required disclosures and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Sodium’s management has completed an assessment of the effectiveness of Sodium’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2023, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Sodium has disclosed to Sodium’s auditors and the audit committee of Sodium (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Sodium’s ability to report financial information, if applicable, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Sodium’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 5.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Sodium’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Sodium SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this

Agreement or in connection with the Transactions, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Sodium nor any Subsidiary of Sodium has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Sodium and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 5.7 Compliance with Law. Since January 1, 2021, Sodium has been in compliance with, and is not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Sodium Material Adverse Effect. Since January 1, 2021, Sodium has not received any written notice or, to Sodium’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect.

Section 5.8 Anti-Corruption; Sanctions.

(a) Since June 3, 2020, to the knowledge of Sodium, neither Sodium, nor any of its Subsidiaries, nor any director, officer, employee, or agent of Sodium or any of its Subsidiaries has violated any Anti-Corruption Laws, Sanctions or Trade Controls in any material respect or engaged in a transaction or dealing, directly or indirectly, with, involving, or for the benefit of a Sanctioned Country or Sanctioned Person in material violation of Sanctions.

(b) Neither Sodium nor, to the knowledge of Sodium, any director, officer, employee or agent of Sodium is a Sanctioned Person.

Section 5.9 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect: (a) there are no Actions pending, or to the knowledge of Sodium, threatened against Sodium or any of its Subsidiaries relating to a violation of, or liability under, any Environmental Law, (b) Sodium and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, for the past three (3) years have been, in compliance with all Environmental Laws, which compliance includes, and for the past three (3) years has included, obtaining, maintaining and complying with all Sodium permits required under Environmental Laws, (c) there has been no Release of or contamination by Hazardous Materials, at, on, under or from any real property currently or, to the knowledge of Sodium, formerly owned, leased or operated by Sodium or any Subsidiary of Sodium, or to the knowledge of Sodium, any other real property used in connection with the operation of the business of Sodium or any Subsidiary of Sodium, in each case that has given risen or could reasonably be expected to give rise to liability of Sodium or any of its Subsidiaries under Environmental Law, (d) neither Sodium nor any Subsidiary of Sodium has generated, used, handled, treated, stored, disposed of, transported, arranged for or permitted the disposal or transportation of, or exposed any person to, any Hazardous Materials in violation of, or in a manner that has given rise or could reasonably be expected to give rise to liability of Sodium or any Subsidiary of Sodium under, Environmental Law, (e) Sodium is not party to any order, judgment or decree that imposes any obligation on Sodium or any of its Subsidiaries under any Environmental Law, (f) for the past three (3) years, Sodium and its Subsidiaries have not received any notice, report, order, directive or other information relating to a violation of, or liability under, any Environmental Law, and (g) Sodium and its Subsidiaries have not assumed, undertaken, provided an indemnity with respect to or otherwise become subject to the liability of any other person under Environmental Law.

Section 5.10 Absence of Certain Changes or Events. Since the Balance Sheet Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Sodium Material Adverse Effect.

Section 5.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Sodium Material Adverse Effect, (a) there is no investigation, information request (formal or informal), inquiry, audit or review pending (or, to the knowledge of Sodium, threatened) by any Governmental Entity with respect to Sodium and its Subsidiaries, (b) since January 1, 2021 there have been no Actions, subpoenas or other requests for information relating to actual or potential violations of Law pending (or, to the knowledge of Sodium, threatened) against or affecting Sodium and its Subsidiaries, or any of their respective properties and (c) since January 1, 2021 there have been no, orders, judgments or decrees of, or before, any Governmental Entity against Sodium and its Subsidiaries.

Section 5.12 Information Supplied. None of the information provided (or to be provided) in writing by or on behalf of Sodium or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the registration statement on Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Registration Statement (solely with respect to the portion thereof based on information supplied by Sodium or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Company or its Affiliates for inclusion or incorporation by reference therein, with respect to which no representation is made by Sodium or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.12, no representation or warranty is made by Sodium with respect to information or statements made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of Sodium, Sodium US or Merger Sub.

Section 5.13 Tax Matters. Except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect:

(a) all Tax Returns that were required to be filed with any Taxing Authority by, or with respect to, Sodium or any of its Subsidiaries have been duly and timely filed in accordance with all applicable Laws (taking into account valid extensions), and all such Tax Returns are true, complete and accurate in all respects;

(b) all Taxes owed by Sodium or any of its Subsidiaries, or for which Sodium, Sodium or any of its Subsidiaries is liable, that are or have become due have been timely paid in full (whether or not shown as due and payable on any Tax Return) except for amounts that are being contested in good faith by appropriate proceedings and for which adequate reserves or other appropriate provisions have been made in accordance with GAAP;

(c) Sodium and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of Sodium (or any of its Subsidiaries) or other person;

(d) there is no Tax Proceeding now proposed in writing or pending against or with respect to Sodium or any of its Subsidiaries in respect of any Tax or Tax Return;

(e) neither Sodium, nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such person, except as the result of the application of Treasury Regulation Section 1.1502-6

(and any comparable provision of the Tax Laws of any state, local or foreign jurisdiction) to the affiliated group of which Sodium or any of its Subsidiaries is or was the common parent or pursuant to any Tax sharing or indemnification provisions contained in any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Tax;

(f) neither Sodium nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under the Tax Laws of any state, local or foreign jurisdiction;

(g) there are no Liens (other than Sodium Permitted Liens) on any of the assets of Sodium or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(h) no claim has ever been made by a Governmental Entity in a jurisdiction where Sodium or any of its Subsidiaries does not file a Tax Return that Sodium or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, which claim has not been resolved. To the knowledge of Sodium, neither Sodium nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(i) neither Sodium nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code since January 1, 2022;

(j) to the knowledge of Sodium, neither Sodium nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(k) neither Sodium nor any of its Subsidiaries has made any election under Section 965(h) of the Code; and

(l) neither Sodium nor any of its Subsidiaries is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

Section 5.14 Employment Matters. Except as would not have a Sodium Material Adverse Effect, Sodium and its Subsidiaries have, since January 1, 2021, investigated all sexual harassment, or other unlawful harassment, discrimination, or retaliation allegations against directors, officers or employees of Sodium and its Subsidiaries that have been reported to Sodium or its Subsidiaries or of which any such entity is otherwise aware. With respect to each such allegation (except those Sodium or its Subsidiary reasonably deemed to not have merit), Sodium and its Subsidiaries have taken corrective action reasonably calculated to prevent further unlawful action.

Section 5.15 Intellectual Property. Except as would not have, individually or in the aggregate, a Sodium Material Adverse Effect, (a) there are no pending or, to the knowledge of Sodium, threatened claims by any person alleging infringement, misappropriation, dilution or other violation by Sodium or any of its Subsidiaries of any Intellectual Property rights of any person, and (b) to the knowledge of Sodium, the conduct of the business of Sodium and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any person.

Section 5.16 Takeover Statutes. No “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar anti-takeover provisions statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the Transactions.

Section 5.17 Finders or Brokers. Neither Sodium nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 5.18 No Additional Representations.

(a) Sodium is not relying on any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Sodium in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Sodium is not relying on and acknowledges and agrees that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Sodium and Sodium US (or any of their respective Affiliates, officers, directors, employees or Representatives (acting on Sodium’s behalf)) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, and Sodium has not relied on such information or any other representation or warranty not set forth in Article III.

(b) Sodium has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that Sodium has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by Company to Sodium in accordance with the terms hereof, in entering into this Agreement, Sodium has relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Sodium acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective Affiliates, unitholders, stockholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Company to Sodium, whether or not such representations, warranties or statements were made in writing or orally. Sodium acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Sodium, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and Sodium is not relying on any representation or warranty except for those expressly set forth in Article III or in any certificate delivered by the Company to Sodium, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by Sodium as having been authorized by the Company and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Sodium or any of its representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Sodium (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company shall (A) conduct its business, and cause its Subsidiaries to conduct their business, in each case, in the ordinary course of business, and (B) preserve, and cause its Subsidiaries to preserve, their relationships with clients, customers, suppliers, distributors and creditors and other persons with which such entity has significant business relations, in the case of this clause (B), in all material respects.

(b) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Sodium (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 6.1(b) of the Company Disclosure Schedule, the Company shall not and shall cause its Subsidiaries not to (it being understood that the taking of any action permitted by any subclause of Section 6.1(b) shall be deemed not to be a breach of any other subclause of Section 6.1(b)):

(i) (A) adopt any amendments (except for immaterial or ministerial amendments to the Company Bylaws, as adopted by the Company Board) to the Company Organizational Documents or (B) adopt any amendments to the articles of incorporation, by-laws or similar organizational documents of any Subsidiary of the Company, in the case of this clause (B), that would reasonably be expected to be materially adverse to Sodium or any of its Affiliates;

(ii) issue, sell, pledge, dispose of, encumber with any Lien (other than a Company Permitted Lien or a Lien arising under applicable securities Laws), split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of, any equity interest or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans, other than (A) Liens pursuant to any joint venture, partnership or limited liability company agreement or similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company in effect as of the date hereof, (B) transactions among the Company and its wholly owned Subsidiaries not involving equity interests of the Company or among the Company’s wholly owned Subsidiaries, (C) issuances of shares of Company Common Stock in respect of the exercise of or in connection with the vesting or settlement of any Company Equity Awards outstanding on the date hereof or granted after the date hereof and not in violation of this Agreement (including to the extent permitted pursuant to clause (x) of this Section 6.1(b)), (D) as required by any existing Company Benefit Plans or any Company Benefit Plans entered into or amended in accordance with the terms of this Agreement or (E) any properties or assets of the Company or its Subsidiaries;

(iii) authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, capital stock or other securities of the Company or its Subsidiaries), other than (A) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company or (B) regular quarterly cash dividends with customary record and payment dates on the shares of Company Common Stock not in excess of $0.095 per share per quarter;

(iv) with respect to the Company or any of its Significant Subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than (A) the Transactions, (B) any mergers, consolidations, restructurings or reorganizations solely among the Company’s Subsidiaries or (C) any mergers, consolidations, restructurings or reorganizations of the Company’s Subsidiaries in connection with an acquisition not prohibited by this Section 6.1(b);

(v) make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $10 million individually or $20 million in the aggregate, other than (A) loans, advances or capital contributions to any other person as contemplated in the Company 2024 Forecast set forth in Section 6.1(b)(v) of the Company Disclosure Schedules (the “Company Forecast”), (B) capital contributions to, investments in, or acquisitions of additional securities in, any Company Joint Venture, of up to $50 million in the aggregate or (C) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to materially prevent, impede or delay the consummation of the Merger;

(vi) authorize any capital expenditures in excess of (A) for the period from the date of this Agreement through December 31, 2024, one hundred and fifteen (115%) of the aggregate annual capital expenditure budget prepared for the Company in the Company Forecast and (B) if the Closing has not occurred by December 31, 2024, for the period beginning on January 1, 2025, one hundred and twenty-five percent (125%) of the aggregate annual capital expenditure budget prepared for the Company in the Company Forecast;

(vii) sell, lease, license, transfer, exchange or swap or otherwise dispose of any properties (including Company Real Property) or non-cash assets (excluding Company Owned IP, which is subject to clause (viii)) with a value in excess of $25 million individually or $50 million in the aggregate, other than (A) sales, transfers and dispositions of obsolete or worthless equipment, (B) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (C) sales, transfers and dispositions of inventory and commodities or other products in the ordinary course of business;

(viii) sell, assign, transfer, license (or grant a covenant not to sue with respect to), abandon, dedicate to the public, permit to lapse, or otherwise dispose of any material Company Owned IP, other than non-exclusive licenses entered into in the ordinary course of business;

(ix) disclose any material trade secrets or other material confidential information included in the Company Owned IP to any person, other than in the ordinary course of business to persons who are under a contractual, legal, or legally enforceable obligation to maintain the confidentiality thereof;

(x) except as required by the terms of a Company Benefit Plan as in effect on the date of this Agreement, (A) materially increase or commit to increase the compensation, bonus, commission, or other benefits payable or provided to any directors, officers, employees or other individual service providers, other than increases in the ordinary course of business for non-officer level employees, (B) (x) pay or award, or commit to pay or award, any bonuses or incentive compensation, except in the ordinary course of business or (y) grant any severance or termination pay to any directors, officers, employees or other individual service providers, (C) establish, adopt, enter into, terminate or materially amend any Company Benefit Plan (or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof), except as required by applicable Law or for annual renewals of group benefit plans in the ordinary course of business that would not result in material additional or increased costs and further excluding any offer letters that provide for no retention, severance or change in control benefits, (D) enter into, terminate, extend or amend any Labor Agreement or other agreement with a labor union, works council or other labor organization, or recognize or certify any labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries as the bargaining representative for any employees of the

Company or any of its Subsidiaries, (E) hire or terminate (other than for cause or due to death or disability) any director, officer, employee or other individual service provider whose annual compensation opportunity would exceed (or exceeds) $125,000, other than to hire an individual (a “Hired Person”) to fill any vacancies that are in existence on the date of this Agreement or that arise following the date of this Agreement due to a separation with the applicable director, officer, employee or service provider (other than a vacancy of an executive officer-level position or a vacancy created by the separation of a Key Company Employee), in each case, in the ordinary course of business, and provided that any such Hired Person shall not be entitled to receive, without the consent of Sodium (not to be unreasonably withheld, delayed or conditioned), any Company Equity Award or any payments or benefits in connection with the Transactions (including, any transaction or retention bonus or any benefits with respect to a termination of employment or service), (F) grant any Company Equity Awards, (G) take action to accelerate any payment or benefit, or the funding of any payment or benefit, payable to or to become payable to any directors, officers, employees or other individual service providers (including by amending or waiving any performance or vesting criteria), or (H) enter into or make any loans or advances to any directors, officers, employees or other individual service providers (other than loans or advances in the ordinary course of business or for travel or reasonable business expenses);

(xi) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would reasonably be expected to trigger the notice requirements of the WARN Act;

(xii) agree to waive or release any material noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(xiii) materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP;

(xiv) directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries or any rights, warrants or options to acquire any such shares or equity interests, except for transactions pursuant to which the Company acquires such shares or equity interests of its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(xv) incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, other than (A) for any indebtedness incurred in the ordinary course of business, (B) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (C) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (D) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 6.1(b)(xiv) or (E) any indebtedness incurred pursuant to the Company Credit Agreements not to exceed $250 million in the aggregate; provided, however, that in the case of each of clauses (A) through (E) such indebtedness does not impose or result in any additional restrictions or limitations over any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof, that would be material to the Company and its Subsidiaries taken as a whole;

(xvi) prepay, redeem, repurchase, defease, cancel any indebtedness for borrowed money or guarantees thereof of the Company or any Subsidiary, other than (A) at stated maturity, (B) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 6.1(b)(xiv), (C) prepayment and repayment of revolving loans in the ordinary course of business, (D) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled) or (E) for transactions between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries not involving any third party indebtedness;

(xvii) other than in the ordinary course of business, (A) enter into any Contract that if in effect as of the date hereof would constitute a Company Material Contract, (B) modify, amend, terminate or waive any rights under any Company Material Contract or under any Company Permit in a manner or with an effect that is materially adverse to the Company and its Subsidiaries, taken as a whole or (C) incur any Lien (other than a Company Permitted Lien or a Lien arising under applicable securities Laws);

(xviii) waive, release, assign, settle or compromise any claim, action or proceeding, other than such waivers, releases, assignments, settlements or compromises (A) with respect to Transaction Litigation, which shall be governed by Section 6.20, (B) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Company SEC Documents or (C) that do not exceed $5 million individually or $20 million in the aggregate (excluding amounts covered by insurance);

(xix) (A) change its fiscal year or any method of Tax accounting, (B) make, change or revoke any material Tax election (any election pursuant to Treasury Regulations Section 301.7701-3 considered material for this purpose), (C) enter into any closing agreement with respect to, or otherwise settle or compromise, any liability for material Taxes, (D) file any amended Tax Return, (E) surrender a claim for a material refund of Taxes, (F) incur any material Tax liability outside of the ordinary course of business, or (G) fail to pay any income or other material Tax (including estimated Tax payments or installments) that becomes due and payable;

(xx) except in compliance in all material respects with compliance programs in effect as of the date of this Agreement (or as amended after the date of this Agreement in compliance with applicable Law), enter into or amend any agreement between the Company or any of its Subsidiaries and any agent or sales representative that is subject to any license granted by OFAC;

(xxi) enter into a new line of business other than in the ordinary course of business or abandon or discontinue any material existing line of business; and

(xxii) agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xx) of this Section 6.1(b).

Section 6.2 Conduct of Business by Sodium, Sodium US and Merger Sub.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as expressly consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 6.2(a) of the Sodium Disclosure Schedule, Sodium, Sodium US and Merger Sub shall (A) conduct their business, and cause their Subsidiaries to conduct their business, in each case, in the ordinary course of business, and (B) preserve, and cause its Subsidiaries to preserve, their relationships with clients, customers, suppliers, distributors and creditors and other persons with which such entity has significant business relations, in the case of this clause (B), in all material respects.

(b) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law, (ii) as may be consented to in writing by the

Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 6.2(b) of the Sodium Disclosure Schedule, Sodium shall not, and shall cause its Subsidiaries not to (it being understood that the taking of any action permitted by any subclause of Section 6.2(b) shall be deemed not to be a breach of any other subclause of Section 6.2(b)):

(i) adopt any material amendments to the Sodium Organizational Documents or cause the adoption of any material amendment to the Sodium US Entity Organizational Documents;

(ii) split, combine or reclassify any equity interests or other ownership interests of Sodium, Sodium US or Merger Sub or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the equity interests or other ownership interests of Sodium, Sodium US or Merger Sub, except for any such transaction by a wholly owned Subsidiary of Sodium which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) authorize or pay any dividends on or make any distribution with respect to the outstanding equity securities of Sodium (whether in cash, assets, capital stock or other securities of Sodium), except regular quarterly cash dividends on Sodium Shares consistent with past practice (including any historical increases in such cash dividends);

(iv) with respect to Sodium or any of its Significant Subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than (A) the Merger, (B) any mergers, consolidations, restructurings or reorganizations solely among Sodium and its Subsidiaries, (C) among Sodium’s Subsidiaries or (D) in connection with an acquisition not prohibited by this Section 6.2(b)(iv);

(v) issue, sell, pledge, dispose of or encumber with any Lien (other than a Sodium Permitted Lien or a Lien arising under applicable securities Laws), or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interest or other ownership interest in Sodium or any securities convertible into or exchangeable for any such equity interests or other ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Sodium Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (A) as set forth in Section 6.2(b)(v) of the Sodium Disclosure Schedule, (B) issuances of Sodium Shares in respect of any exercise of Sodium Equity Awards or in connection with the vesting or settlement of any Sodium Equity Awards, (C) issuances of Sodium Shares pursuant to the Sodium DSPP, (D) the grant of Sodium Equity Awards, (E) the grant of equity interests pursuant to the Sodium SDP or (F) for transactions among Sodium and its Subsidiaries or among Sodium’s Subsidiaries; and

(vi) agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (v) of this Section 6.2(b).

Section 6.3 Mutual Access.

(a) For purposes of integration planning and the consummation of the Transactions, each of the Company, on the one hand and Sodium, Sodium US and Merger Sub, on the other hand, shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives acting on their behalf (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours and upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’

properties, contracts, commitments, books and records as the other party may reasonably request. Notwithstanding the foregoing, neither the Company nor Sodium shall be required to afford such access if it would, in such party’s reasonable judgment, reasonably be expected to (1) unreasonably disrupt the operations of such party or any of its Subsidiaries, (2) cause a violation of any agreement to which such party or any of its Subsidiaries is a party, (3) waive or jeopardize any attorney-client or other applicable privilege to such party or any of its Subsidiaries, (4) result in the disclosure of any trade secrets in a manner that would result in any such trade secrets no longer being protected as such under applicable Law following such disclosure, (5) result in the disclosure of information or access that is reasonably pertinent or likely to be reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Sodium or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties or (6) constitute a violation of any applicable Law; provided, that in such instances, the party withholding access shall provide written notice to the other party stating that it is withholding such access or such information and stating the justification therefor, and shall use commercially reasonable efforts to provide the applicable information in a way that would not have such effects or otherwise be restricted by this Section 6.3(a). Neither the Company, on the one hand, nor Sodium, Sodium US and Merger Sub, on the other hand, or any of their respective officers, employees or Representatives, shall be permitted to perform any invasive or subsurface assessment (including any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the confidentiality agreement, dated as of March 8, 2024, between the Company and Sodium (the “Confidentiality Agreement”).

Section 6.4 Company Non-Solicitation; Company Acquisition Proposals; Company Change of Recommendation.

(a) Except as permitted by this Section 6.4, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers, employees not to, and shall direct its and their other Representatives acting on its and their behalf not to, directly or indirectly:

(i) solicit, initiate, seek or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to the Company’s stockholders, that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) furnish any non-public information regarding the Company or any of its Subsidiaries or afford access to the business, properties, books or records of the Company or any of its Subsidiaries, to any person (other than Sodium, Sodium US, Merger Sub or their respective directors, officers, employees, Affiliates or Representatives) in furtherance of or in response to a Company Acquisition Proposal or any inquiries regarding a Company Acquisition Proposal;

(iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Sodium, Sodium US, Merger Sub or their respective directors, officers, employees, Affiliates or Representatives) regarding a Company Acquisition Proposal;

(iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal;

(v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that (A) constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, except for an Acceptable Confidentiality Agreement or (B) requires the Company to abandon, terminate or fail to consummate the Merger;

(vi) unless the Company Board, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation or the Company Bylaws, amend or grant any waiver, release or modification under, or fail to enforce, any Takeover Law or any standstill or similar agreement with respect to any class of equity securities of the company or any of its Subsidiaries or

(vii) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Section 6.4, at any time prior to obtaining the Company Stockholder Approval, the Company Board, directly or indirectly through any officer, employee or Representative, may (i) furnish non-public information regarding the Company or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Company and any of its Subsidiaries to, any person and (ii) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written and bona fide Company Acquisition Proposal if (x) the Company Board, or any committee thereof, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written and bona fide Company Acquisition Proposal constitutes or could reasonably be expected to result in a Company Superior Offer and (y) if (1) such Company Acquisition Proposal was received after the date of this Agreement and did not result from a breach of this Section 6.4, (2) the Company timely provides to Sodium the notice required by Section 6.4(d) with respect to such Company Acquisition Proposal, and (3) the Company furnishes any non-public information provided to the person making the Company Acquisition Proposal only after execution of a confidentiality agreement between the Company and such person making the Company Acquisition Proposal, a copy of which shall be promptly provided to Sodium, with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) (it being agreed that such Acceptable Confidentiality Agreement between the Company and such person (x) shall permit such person to make any Company Acquisition Proposal to the Company Board and (y) need not contain any “standstill” or similar provisions), and to the extent such non-public information has not been made available to Sodium or Sodium US, the Company provides or makes available such non-public information to Sodium substantially concurrent with the time that it is provided to such other person.

(c) Nothing in this Section 6.4 shall prohibit the Company, or the Company Board, directly or indirectly through any officer, employee or Representative, from (i) informing any person that the Company is party to this Agreement or informing such person of the restrictions that are set forth in Section 6.4, (ii) disclosing factual information regarding the business, financial condition or results of operations of the Company, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned Subsidiary of the Company with respect to such Subsidiary or in any Company Joint Venture with respect to such Company Joint Venture, (iii) disclosing the fact that a Company Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (iii), (x) the Company shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure would constitute a breach of the fiduciary duties of the Company Board under applicable Law and (y) the Company complies with the obligations set forth in the proviso in

Section 6.4(g) or (iv) so long as the Company and its Representatives have otherwise complied with this Section 6.4, contacting any persons or group of persons who has made a Company Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Company Acquisition Proposal is, or could reasonably be expected to result in, a Company Superior Offer. No such actions set forth in this Section 6.4(c) shall be a breach of this Section 6.4.

(d) The Company shall promptly, and in no event later than twenty-four (24) hours after its or any of its Representatives’ (acting on its behalf) receipt of any Company Acquisition Proposal or any inquiry or request for discussions or negotiations regarding a Company Acquisition Proposal or non-public information relating to the Company or any of its Subsidiaries regarding a Company Acquisition Proposal, advise Sodium (orally and in writing) of such Company Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Company Acquisition Proposal, and, (i) if it is in writing, a copy of such Company Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary of the material terms thereof), in each case including any modifications to the material terms thereof. The Company shall keep Sodium informed in all material respects on a reasonably prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal, including providing a copy of all documentation (including drafts) or material correspondence with respect thereof (and in no event later than twenty-four (24) hours following any such change, documentation or correspondence).

(e) Within one (1) business day following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors, and employees to, use its and their reasonable best efforts to cause its and their Representatives acting on its and their behalf to, (i) immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of its and their respective officers, directors, employees or Representatives acting on its and their behalf and any person (other than Sodium, Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Company Acquisition Proposal and (ii) request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all non-public information or data previously furnished to any such person with respect to any Company Acquisition Proposal and promptly terminate all physical and electronic data room access previously granted to any such person with respect to any Company Acquisition Proposal.

(f) Except as otherwise provided in Section 6.4(g) and Section 6.4(h), neither the Company Board nor any committee thereof may:

(i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Recommendation in a manner adverse to Sodium, including by failing to include the Company Recommendation in the Proxy Statement/Prospectus;

(ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.4(b));

(iii) fail to reaffirm the Company Recommendation within ten (10) business days of a written request therefor by Sodium following the date on which any Company Acquisition Proposal or material modification thereto is received by the Company or is published, sent or communicated to the Company’s stockholders (it being understood and agreed that Sodium shall only be entitled to make one (1) such request per Company Acquisition Proposal or material modification thereto);

provided that if the Company Stockholder Meeting is scheduled to be held within ten (10) business days of such request, within five (5) business days after such request and, in any event, prior to the date of the Company Stockholder Meeting; or

(iv) fail to publicly announce, within ten (10) business days after a tender offer or exchange offer relating to the securities of the Company shall have been commenced, a statement disclosing that the Company Board recommends rejection of such tender offer or exchange offer and affirms the Company Recommendation (any action described in this Section 6.4(f), a “Company Change of Recommendation”).

(g) Notwithstanding anything in this Agreement to the contrary, with respect to a Company Acquisition Proposal, the Company Board may at any time prior to receipt of the Company Stockholder Approval, make a Company Change of Recommendation, if (and only if):

(i) (A) a written Company Acquisition Proposal that did not result from a material breach of Section 6.4(a) is made by a third party after the entry hereof, and such Company Acquisition Proposal is not withdrawn, (B) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Acquisition Proposal constitutes a Company Superior Offer and (C) following consultation with outside legal counsel, the Company Board determines that the failure to make a Company Change of Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation or the Company Bylaws; and

(ii) (A) the Company provides Sodium four (4) business days prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Offer that is specified in Section 6.4(b), (B) after providing such notice and prior to making such Company Change of Recommendation in connection with a Company Superior Offer, the Company shall negotiate in good faith with Sodium during such four (4) business day period (to the extent that Sodium desires to negotiate) to make such revisions to the terms of this Agreement, such that the Company Acquisition Proposal ceases to constitute a Company Superior Offer, and (C) the Company Board shall have considered in good faith any changes to the terms of this Agreement committed to in writing by Sodium, and following such four (4) business days period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Company Acquisition Proposal would continue to constitute a Company Superior Offer if such changes of this Agreement proposed in writing by Sodium were to be given effect; provided that, in the event that the Company Acquisition Proposal is thereafter modified by the party making such Company Acquisition Proposal, the Company shall provide written notice of such modified Company Acquisition Proposal and shall again comply with this Section 6.4(g), except that the required four (4) business day period for notice, negotiation and consideration in clauses (A), (B) and (C) of this Section 6.4(g) shall be shortened to a two (2) business day period in each instance.

(h) Other than in connection with a Company Superior Offer (which shall be subject to Section 6.4(g) and shall not be subject to this Section 6.4(h)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Change of Recommendation in response to an Intervening Event to the extent that:

(i) the Company Board, or any committee thereof, determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Company Change of Recommendation in response to such Intervening Event would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation or the Company Bylaws, and

(ii) (A) the Company provides Sodium four (4) business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Company Change of Recommendation, the Company shall negotiate in good faith with Sodium during such four (4) business days’ period (to the extent that Sodium desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Company Board to make a Company Change of Recommendation pursuant to this Section 6.4(h), and (C) the Company Board, or any committee thereof, shall have considered in good faith any changes to the terms of this Agreement committed to in writing by Sodium, and following such four (4) business day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Company Change of Recommendation in response to such Intervening Event would constitute a breach of its fiduciary duties under applicable Law, the Company Certificate of Incorporation, or the Company Bylaws.

(i) Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act or from making any “stop-look-and-listen” letter or similar communication of the type contemplated by Rule 14d-9 under the Exchange Act; provided, however, that any such disclosure made following the public announcement of a Company Acquisition Proposal that relates to the approval, recommendation or declaration of advisability by the Company Board of this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Change of Recommendation unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board.

(j) Any violation of the restrictions set forth in this Section 6.4 by any Subsidiary of the Company, by the Company or any of its Subsidiaries’ respective directors, officers or employees or by its or their respective Representatives acting on its or their behalf, shall be a breach of this Section 6.4 by the Company.

(k) Notwithstanding anything to the contrary herein, to the fullest extent permitted by applicable Law, the Company’s obligations pursuant to Section 6.5(b) shall not be affected by the making, commencement, disclosure, announcement or submission of any Company Acquisition Proposal or Company Superior Offer, or by any Company Change of Recommendation.

Section 6.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Sodium and the Company shall jointly prepare the Registration Statement, including the Proxy Statement/Prospectus, and Sodium shall file with the SEC the Registration Statement. Each of Sodium and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective until the earlier of the Effective Time and the Termination Date. Sodium shall take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Sodium Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of shares of Company Common Stock, or beneficial owners of an interest therein, as may be reasonably required in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by Sodium or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other party a reasonable opportunity to review and comment thereon. Sodium or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Sodium Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the

SEC for amendment of the Registration Statement or the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Sodium, Sodium US or the Company, or any of their respective Affiliates, officers or directors, is discovered by Sodium or the Company that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and the stockholders of Sodium.

(b) The Company shall (i) submit to its stockholders a proposal for the adoption of this Agreement at the Company Stockholder Meeting and shall not submit any other proposal to the Company’s stockholders in connection with the Company Stockholder Meeting (other than a non-binding, advisory vote to approve the compensation that may be received by Company executive officers in connection with the Merger and a customary proposal regarding adjournment of the Company Stockholder Meeting) without the prior written consent of Sodium, which consent shall not be unreasonably withheld, delayed or conditioned, (ii) cause the Proxy Statement/Prospectus to be mailed to each of the Company’s stockholders as promptly as reasonably practicable (and take such actions to enable such mailing to commence no later than four (4) business days thereafter) after the Registration Statement is declared effective under the Securities Act and (iii) take all action necessary in accordance with applicable Laws and the Company Organizational Documents to establish a record date for, duly give notice of, convene and hold the Company Stockholder Meeting, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act (but in no event later than sixty (60) days thereafter). Subject to a Company Change of Recommendation in accordance with Section 6.4, the Company shall include the Company Recommendation in the Proxy Statement/Prospectus and use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. The Company shall otherwise keep Sodium reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto.

(c) The Company shall use commercially reasonable efforts to (A) solicit from the Company stockholders proxies in favor of the approval of the Merger and (B) use commercially reasonable efforts to obtain the Company Stockholder Approval, including, unless the Company Board has validly made a Company Change of Recommendation in accordance with Section 6.4, communicating to the Company’s stockholders the Company Board Recommendation and including the Company Board Recommendation in the Proxy Statement/Prospectus. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall adjourn or postpone the Company Stockholder Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement/Prospectus that is required to be filed and disseminated under applicable Law is provided to the Company’s stockholders, (B) in order to allow additional time for the solicitation of votes in order to obtain the Company Stockholder Approval or because there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting (which postponement or adjournment shall be for a period to be mutually agreed between Sodium and the Company) and (ii) may adjourn or postpone the Company Stockholder Meeting if, (A) as of the time for which the Company Stockholder Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company

Stockholder Approval or (B) with the prior written consent of Sodium (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that (x) the Company Stockholder Meeting shall not be adjourned or postponed pursuant to clause (i)(B) or (ii)(A) above, to a date on or after ten (10) business days prior to the End Date.

Section 6.6 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, until the date of termination of employment of the relevant Current Employee), Sodium shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time and who immediately following the Closing Date continue employment (the “Current Employees”) with (i) annual base salary or wages (as applicable) that are no less favorable than the annual base salary or wages (as applicable) provided to such Current Employees immediately prior to the Effective Time, (ii) short-term target cash bonus or other short-term target cash incentive opportunities (other than any retention or transaction bonuses or incentives) that are no less favorable than the short-term target cash bonus or other short-term target cash incentive opportunities (as applicable) provided to such Current Employees immediately prior to the Effective Time, (iii) long-term incentive compensation opportunities that are no less favorable than the long-term incentive compensation opportunities provided to such Current Employees immediately prior to the Effective Time, (iv) severance benefits that are no less favorable than those set forth on Section 6.6(a)(iv) of the Company Disclosure Schedule and (v) employee benefits (other than any defined benefit pension, nonqualified deferred compensation, retention or transaction benefits, equity or equity-based compensation and post-termination or retiree health or welfare benefits), that are no less favorable in the aggregate than the employee benefits (subject to the same exclusions) provided to such Current Employees immediately prior to the Effective Time.

(b) For purposes of vesting of defined contribution retirement benefits, eligibility to participate and, solely for vacation and paid time off policies, severance plans and policies, and disability plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for any purposes, including benefit accrual, under any defined benefit pension plan) under the employee benefit plans of Sodium and its Subsidiaries providing benefits to any Current Employees after the Effective Time, each Current Employee shall be credited with such Current Employee’s years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any analogous Company Benefit Plan in which such Current Employee participated immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or coverage with respect to the same period of service. In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, for the plan year in which the Closing occurs, Sodium and its Subsidiaries shall, or shall cause the Surviving Corporation to: (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any corresponding group health plan of the Surviving Corporation, Sodium or any of their respective Subsidiaries to be waived with respect to Current Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Current Employee under the corresponding Company Benefit Plan that is a group health plan in which such Current Employee participated immediately before the Effective Time, and (ii) fully credit each Current Employee with all deductible payments, co-insurance and other out-of-pocket expenses incurred by such Current Employee and such employee’s covered dependents under the corresponding group health benefit plans of the Company or its Subsidiaries prior to the Closing for the purpose of determining the extent to which such Current Employee has satisfied the deductible, co-insurance, or maximum out-of-pocket requirements applicable to such Current Employee and such employee’s covered dependents for such plan year under any corresponding benefit plan of the Surviving Corporation, Sodium or any of their respective Subsidiaries, as if such amounts had been paid in accordance with such plan.

(c) If requested by Sodium in writing and delivered to the Company with at least fifteen (15) business days’ prior notice to the Closing Date, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained or sponsored by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date. The Company shall provide Sodium with evidence that such Company 401(k) Plans have been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Sodium. In the event of the termination of any Company 401(k) Plan pursuant to this Section 6.6(c) (each such terminated Company 401(k) Plan, a “Terminated Company 401(k) Plan”), each Current Employee shall be eligible to participate in a defined contribution plan that is qualified under Section 401(a) of the Code (subject to the eligibility requirements set forth in Section 6.6(b)), that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Sodium or its applicable Subsidiary (a “Sodium 401(k) Plan”) and Sodium or its applicable Subsidiary shall use commercially reasonable efforts to cause the Sodium 401(k) Plan to immediately accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and its Subsidiaries with respect to such individuals’ account balances (including loans) under such Terminated Company 401(k) Plan, if elected by any such individuals.

(d) With respect to any Current Employees based outside of the United States, Sodium’s obligations under this Section 6.6 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Current Employees are based.

(e) Prior to the Closing, the Company shall provide any notice, and comply in all material respects, with any applicable information, consultation and bargaining obligations, and shall use reasonable best efforts to satisfy any applicable consent requirements owed to any labor union, works council, labor organization or employee representative, which is representing any employee of the Company and its Subsidiaries, or any applicable labor tribunal, in connection with the Transactions; provided that, this Section 6.6(e) shall not require the Company or any of its Subsidiaries to make any payment or provide any other consideration (including increased or accelerated payments) in order to secure the consent of any labor union labor union, works council, labor organization or employee representative (it being understood and agreed that any failure to obtain any consent under this Section 6.6(e) shall not, by itself, have any effect on, or be considered with respect to, whether the condition set forth in Section 7.3(b) has been satisfied).

(f) Nothing in this Section 6.6 shall limit the right of Sodium, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Current Employee at any time, for any or no reason. Without limiting the generality of Section 9.13, the provisions of this Section 6.6 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement or have any rights or remedies under this Agreement, and nothing herein shall be construed as the establishment of, termination of or an amendment to any Company Benefit Plan, Sodium Benefit Plan or other compensation or benefit plan or arrangement (including any Benefit Plan of Sodium or its Subsidiaries) for any purpose. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law.

Section 6.7 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause each of its controlled Affiliates to use) its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable under applicable Laws to consummate and make effective the Merger and the other Transactions, including using reasonable best efforts to obtain all necessary actions or nonactions, waivers, clearances, expiration or termination of applicable waiting periods, consents and approvals, from Governmental Entities (including the CFIUS Approval, subject to Sodium’s sole and absolute discretion as described in Section 6.8) and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration or termination of applicable waiting periods, consent or approval from, or to avoid an action or proceeding by, any Governmental Entity, in each case as promptly as practicable, and obtain all necessary nonactions, consents, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as practicable.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Sodium shall (i) promptly, but in no event later than fifteen (15) business days after the date hereof (unless a later date is mutually agreed by the parties in writing), make their respective filings under the HSR Act, and (ii) as promptly as practicable, prepare and file all filings, requests, registrations and notices necessary under each other Regulatory Law with respect to the Merger and the other Transactions.

(c) Each of the Company, on the one hand, and Sodium, on the other hand shall make available to the other party such information as the other party may reasonably request in order to make its HSR Act filing in connection with the Transactions, to make the filings contemplated by Section 6.8 and to make any filings set forth on Section 7.1(c) of the Company Disclosure Schedules. Each of the Company, on the one hand, and Sodium, on the other hand shall, (i) respond to information or document requests by any relevant Governmental Entity in connection with the Transactions, including by providing any information requested by any such Governmental Entity, (ii) keep each other party apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications or correspondence between the Company or Sodium, or any of their respective Affiliates, and any third party or any Governmental Entity (or members of their respective staffs) with respect to such Transactions, except for personal identifying information required by the DPA, (iii) cooperate in all respects and consult with the other party in connection with obtaining all necessary actions or nonactions, waivers, clearances, expiration or termination of applicable waiting periods, consents and approvals, from Governmental Entities, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (iv) prior to transmitting any communications, advocacy, white papers, information responses or other submissions to any Governmental Entity (or members of their respective staffs) in connection with the Merger or the other Transactions, permit counsel for the other party a reasonable opportunity to review and provide comments thereon, and consider in good faith the views of the other party in connection therewith and (v) not, and cause its Affiliates not to, participate in any substantive meeting or discussion, either in person, by videoconference, or by telephone, with any Governmental Entity in connection with the Merger or the other Transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate, in each case subject to, confidentiality considerations agreed upon by the parties to be restricted to outside counsel only (except in each of clauses (ii) – (v) and with respect to the CFIUS Approval, subject to confidentiality considerations contemplated by the DPA or required by CFIUS).

(d) In furtherance and not in limitation of the foregoing, each of Sodium, Merger Sub and the Company shall use their reasonable best efforts to satisfy the conditions to Closing set forth in Section 7.1 (other than Section 7.1(e)), including (i) responding to and complying with, as promptly as practicable, any request for information or documentary material regarding the Merger or the other

Transactions from any relevant Governmental Entity, (ii) using reasonable best efforts to take, or cause to be taken, all other actions and doing, or causing to be done, all other things necessary, proper and advisable to consummate and make effective the Transactions and (iii) using reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the Transactions as soon as practicable, and in any event, prior to the End Date.

(e) Other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), Sodium and its Affiliates agree to use their reasonable best efforts to resolve such objections, if any, that a Governmental Entity may assert under Regulatory Laws with respect to the Transactions, and to avoid or eliminate each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Transactions, so as to enable the Closing to occur as promptly as practicable and in any event no later than the End Date. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall obligate Sodium or its Affiliates, for purposes of resolving any objection that a Governmental Entity may assert under Regulatory Laws with respect to the Transactions, or avoiding or eliminating any impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Transactions, to propose, offer, negotiate, commit to, agree to or effect, by consent decree, hold separate order, or otherwise, (i) the sale, divestiture, license, transfer or other disposition of any businesses, assets, equity interests, product lines or properties of Sodium, the Company or any of their respective Affiliates, (ii) the creation, termination, amendment, modification or divestment of any contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of Sodium, the Company or any of their respective Affiliates, (iii) any restrictions, impairments, agreements or actions that would limit Sodium’s, the Company’s or their respective Affiliates’ freedom of action with respect to, or their ability to own, manage, operate, conduct and retain, any of their businesses, assets, equity interests, product lines or properties or (iv) any other remedy, commitment, undertaking or condition of any kind (any of the actions described in the foregoing clauses (i) through (iv), a “Remedy Action”), except to the extent that such Remedy Action (A) does not involve any businesses, assets, equity interests, product lines, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations (x) of Sodium or its Affiliates or (y) of the Chemical Technologies business of the Company and its Subsidiaries, which consists of solutions and services providing chemistry, technology, engineering support and onsite expertise for upstream and midstream oil and gas operations, including any related assets derived from the merger between the Company and Apergy Corporation (the “Chemical Technologies Business”) (provided that. with respect to contracts, agreements, commercial arrangements, ventures or other assets (the “Shared Assets”) that relate to both the Chemical Technologies Business, on the one hand, any other business of the Company and its Subsidiaries, on the other hand (the “Other Businesses”), the Company and its Subsidiaries shall use their reasonable best efforts to separate such Shared Assets into separate arrangements that relate solely to the Chemical Technologies Business, on the one hand, and the Other Businesses, on the other hand, and any such Shared Assets so separated that relate solely to the Other Businesses may be subject to Remedy Actions pursuant to clause (B)) and (B) would not, and would not reasonably be expected to, individually or in the aggregate, result in a loss of more than eight percent (8%) of the aggregate annual revenues of the Company and its Subsidiaries, taken as a whole, as measured by the twelve (12) months ended December 31, 2023. The Company shall not, and shall cause its controlled Affiliates not to, propose, offer, negotiate, commit to, agree to, effect or take any Remedy Action without the prior written consent of Sodium, and the Company shall, and shall cause its controlled Affiliates to, propose, offer, negotiate, commit to, agree to, effect or take any Remedy Action if so directed by Sodium; provided, however, that any Remedy Action shall be conditioned upon the Closing.

(f) Other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), subject to the requirements of this Section 6.7, and in a manner consistent with its obligations herein, Sodium shall, upon reasonable consultation with the Company, control, lead and direct all actions, decision and strategy for, and make all final determinations as to the timing and appropriate course of action with respect to, (i) obtaining clearances, expirations or terminations of waiting periods, consents and approvals from Governmental Entities, and all other matters related to Regulatory Laws and related inquiries, negotiations and Actions, in connection with the Transactions, and (ii) responding to and defending any Action by or with any Governmental Entity in connection with the Transactions. Notwithstanding anything to the contrary in any other provision of this Agreement and other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), Sodium shall retain sole discretion in deciding whether to litigate, defend against, or otherwise contest any Action by any Governmental Entity relating to the Transaction pursuant to or under the antitrust laws of the United States. The Company shall, and shall cause its Affiliates to, use its reasonable best efforts to provide full and effective support of Sodium in all material respects in all such inquiries, negotiations and Actions to the extent requested by Sodium. Sodium, the Company and their respective Affiliates shall not enter into any timing agreement or similar agreement with any Governmental Entity, or extend any waiting period under any Regulatory Law, if such action would reasonably be expected to delay the consummation of the Transactions beyond the End Date.

(g) Other than with respect to obtaining CFIUS Approval (which shall be governed by Section 6.8), Sodium, Sodium US, Merger Sub and the Company shall not, and shall cause their Affiliates not to, acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization or person, or any business unit, division, subsidiary or other portion thereof, if such action would reasonably be expected to (i) materially increase the risk of a Governmental Entity or Law prohibiting, preventing, restricting, or otherwise making unlawful the consummation of the Transactions, (ii) materially delay the satisfaction of the conditions contained in Section 7.1 (other than Section 7.1(e)) or (iii) otherwise prevent or materially delay the consummation of the Transactions.

Section 6.8 CFIUS Approval.

(a) If Sodium determines in its sole and absolute discretion that the CFIUS Approval is required under the DPA or otherwise warranted, each of Sodium and the Company shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to obtain the CFIUS Approval; provided, however, that the determination as to whether CFIUS Approval is required under the DPA or is otherwise warranted shall be made within ten (10) business days following the date on which Sodium receives such information from the Company as is reasonably necessary to make such determination. Such reasonable best efforts shall include, (i) as promptly as practicable, but in no event later than ten (10) business days after the date on which Sodium conveys to the Company, Sodium’s determination that CFIUS Approval is required under the DPA or is otherwise warranted (unless a later date is mutually agreed by the parties in writing), jointly filing with CFIUS, either a CFIUS Declaration or a draft CFIUS Notice regarding the Transactions in accordance with the DPA; and, if subsequently requested by CFIUS pursuant to the DPA, as promptly as practicable following, but in no event later than ten (10) business days after the date following, such request jointly filing a draft CFIUS Notice, (ii) if a draft CFIUS Notice is filed, promptly filing a final CFIUS Notice regarding the Transactions in accordance with the DPA after receipt of comments on the draft CFIUS Notice, if any, from CFIUS or an indication that CFIUS has no questions or comments, but in no event later than ten (10) business days after such date and (iii) providing any information requested by CFIUS or any other Governmental Entity in connection with the CFIUS review or investigation of the Transactions promptly, and in all cases, within the timeframes set forth in the DPA. If Sodium determines in its sole and absolute discretion that the CFIUS Approval is required under the DPA or otherwise warranted, neither Sodium nor the Company shall take nor cause any of its Affiliates to take, any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of the CFIUS Approval.

(b) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall obligate Sodium or its Affiliates, for purposes of resolving any objection, if any, that CFIUS may assert with respect to the Transactions, or avoiding or eliminating any impediment that may be asserted by CFIUS with respect to the Transactions, to propose, offer, negotiate, commit to, agree to or effect, by consent decree, hold separate order, or otherwise any Remedy Action (including entering into any mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement).

Section 6.9 Takeover Statutes. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of the Company, on the one hand and Sodium, Sodium US and Merger Sub, on the other hand shall grant such approvals and use reasonable best efforts so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.10 Public Announcements.

(a) From the date hereof and prior to the earlier of the Effective Time and the Termination Date, Sodium and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the Transactions, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law, neither the Company, on the one hand, nor any of Sodium, Sodium US and Merger Sub, on the other hand, shall issue any press release or public statement with respect to the Merger without the other’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed ). In the event any public disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, the disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Each of Sodium and the Company may issue a press release, reasonably acceptable to the other party, announcing this Agreement.

(b) Notwithstanding anything in this Section 6.10 or otherwise in this Agreement to the contrary, each party shall be permitted to issue press releases or make public announcements or disclosure (i) following any Company Change of Recommendation or any publicly announced Company Acquisition Proposal, (ii) with respect to action taken by the Company or the Company Board pursuant to, and in accordance with, Section 6.4 or (iii) that is consistent with previous press releases, public disclosures or public statements made by any party in compliance with this Section 6.10.

Section 6.11 Indemnification and Insurance.

(a) Sodium and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former, directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ organizational documents or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees, in each case as in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation and bylaws in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to the extent required by the Company Organizational Documents and the DGCL to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, the Surviving Corporation shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions); provided, however, that the Surviving Corporation shall not be required to pay annual premiums in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing, Sodium or the Company may (and at the request of Sodium, the Company shall use its commercially reasonable efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing no less favorable coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Maximum Amount. If a “tail policy” is purchased, the Surviving Corporation shall maintain such policies in full force and effect for such six (6)-year period, and continue to honor the obligations thereunder.

(d) In the event the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or its Subsidiaries, as the case may be, shall assume the obligations of such party set forth in this Section 6.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to, or in substitution for, any such claims under any such policies.

(e) The obligations of Sodium and the Surviving Corporation under this Section 6.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 6.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 6.11 applies shall be third-party beneficiaries of this Section 6.11, and (ii) this Section 6.11 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Sodium and the Surviving Corporation and their respective successors and assigns.

Section 6.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give the Company, on the one hand, and Sodium, Sodium US and Merger Sub, on the other hand, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company, on the one hand, and Sodium, Sodium US and Merger Sub, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.13 NYSE Listing. Sodium shall use reasonable best efforts to cause the Sodium Shares to be issued in the Merger and such other Sodium Shares to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.14 Section 16 Matters. Prior to the Effective Time, Sodium and the Company shall take all such steps as may be required to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Sodium Shares (including derivative securities with respect to Sodium Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Sodium, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Tax Matters.

(a) At or prior to Closing, the Company shall deliver to Sodium US a certification by the Company that meets the requirements of Treasury Regulations Section 1.897-2(h)(1)(i) (a “Non-USRPHC Certificate”), dated within fifteen (15) days prior to the Closing Date and in form and substance reasonably acceptable to Sodium US along with written authorization for Sodium US to deliver such notice form to the Internal Revenue Service on behalf of the Company upon Closing.

(b) From and after the date hereof, each of Sodium, Sodium US and Merger Sub on the one hand, and the Company on the other hand, shall, and shall cause their respective Subsidiaries and Affiliates to, cooperate fully, as and to the extent reasonably requested by the other, to furnish such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns and compliance with any Tax Laws by Sodium, Sodium US, Merger Sub or the Company, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any

Tax. Such cooperation shall include access to records and information which are reasonably relevant to any Tax matter, which shall be provided reasonably promptly following a request for such access or at a later time if mutually agreed, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Sodium shall be responsible for and shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions, if any (collectively, the “Transfer Taxes”). The party required by Law to do so shall file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. Notwithstanding any other provision of this Agreement, the parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

Section 6.16 Intended Tax Treatment. The parties hereto intend that the exchange of Company Common Stock for Sodium Shares pursuant to Section 2.1(a) will be treated for U.S. income federal Tax purposes as a taxable transaction that does not qualify as a reorganization pursuant to Section 368(a) of the Code (the “Intended Tax Treatment”). Each of Sodium, Sodium US, Merger Sub and the Company shall (i) take such actions, and refrain from taking such actions, as necessary or appropriate to cause and support the Intended Tax Treatment, and (ii) report consistently with the Intended Tax Treatment for all applicable Tax purposes (including the filing of Tax Returns) and shall not take any position inconsistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 6.17 Company Financing Cooperation.

(a) Prior to the Closing, the Company shall use commercially reasonable efforts to provide to Sodium cooperation (and to cause its Subsidiaries and its and their respective affiliates, officers, directors, employees or Representatives to use their respective commercially reasonable efforts to provide such cooperation) reasonably requested by Sodium that is reasonably necessary in connection with the Financing, including using commercially reasonable efforts to (i) participate in a reasonable number of meetings, drafting sessions road shows, due diligence sessions, and sessions with rating agencies (in each case, in connection with the Financing at reasonable times and upon reasonable prior notice), (ii) assist Sodium and its financing sources in the preparation of offering documents, confidential information memoranda, prospectuses, offering memoranda, customary marketing material, rating agency and syndication materials reasonably required in connection with the Financing, (iii) take such actions as may be required or reasonably requested by Sodium in connection with the repayment of the Company Credit Agreements at the Closing, including but not limited to the delivery of any applicable notices of repayment and (iv) provide any information and documents required in connection with applicable “know your customer” and anti-money laundering rules and regulations that are reasonably requested by Sodium.

(b) Notwithstanding anything in Section 6.17(a) or in this Agreement to the contrary, until the Closing occurs, the cooperation requested by Sodium pursuant to this Section 6.17 shall not (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, (iii) waive or jeopardize any attorney-client or other applicable privilege to the Company or any of its Subsidiaries, (iv) result in the disclosure of any trade secrets in a manner that would result in any such trade secrets no longer being protected as such under applicable Law following such disclosure, (v) result in the disclosure of information or access that is reasonably pertinent or likely to be reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Sodium or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties, (vi) constitute a violation of any applicable Law, (vii) include any actions that the Company reasonably believes would conflict with or violate the Company Organizational Documents or the Company’s Subsidiaries’ organizational documents or (viii) cause any representation, warranty, covenant or other obligation in this Agreement to be breached or any condition set forth in Article VII to fail to be satisfied. No breach of Section 6.17(a) shall have any effect on, or be considered with respect to, whether the condition set forth in Section 7.3(b) has been satisfied, except to the extent that such breach results from the Fraud or Willful Breach of the Company.

(c) Sodium shall, promptly upon request of the Company, reimburse the Company for all reasonable and documented out-of-pocket third-party costs incurred by the Company or any of its Subsidiaries in connection with such cooperation, including all fees and expenses of legal counsel and other financial advisors.

(d) Sodium shall indemnify and hold harmless the Company and its Subsidiaries and each of their respective officers, directors, employees, agents, Affiliates, and representatives (collectively, the “Financing Indemnitees”) for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company and its Affiliates to Sodium for use in connection with the Financing) except to the extent resulting from the Fraud or Willful Breach of any such Financing Indemnitees or to the extent that the indemnity relates to matters with respect to which Sodium is entitled to indemnity hereunder. This Section 6.17(d) shall survive the consummation of the Merger and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective Affiliates.

Section 6.18 Sodium US Consent. Immediately following the execution and delivery hereof, Sodium US, as the sole stockholder of Merger Sub, shall adopt a resolution by written consent adopting this Agreement and approving the Transactions.

Section 6.19 Obligations of Merger Sub and the Surviving Corporation. Sodium shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 6.20 Transaction Litigation. Sodium, Sodium US and Merger Sub, on one hand and the Company, on the other hand, shall promptly (and in any event, within two (2) business days) notify the other one in writing of any shareholder litigation or other litigation or proceedings brought or threatened in writing against it or its directors or executive officers or other representatives relating to this Agreement or the other Transactions (such litigation, “Transaction Litigation”) and shall keep the other parties informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties and their representatives such information relating to such litigation or proceedings as may be reasonably requested). The Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to such litigation or proceeding commenced without the prior written consent of Sodium (which shall not be unreasonably withheld, delayed or conditioned).

Section 6.21 Notice of Changes. Sodium and the Company shall each promptly notify the other party of its actual knowledge of any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Sodium Material Adverse Effect or Company Material Adverse Effect, as applicable, on it; provided, that any failure to give notice in accordance with the foregoing with respect to any a Sodium Material Adverse Effect or Company Material Adverse Effect, as applicable, shall not be deemed to constitute a violation of this Section 6.21 or the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice; and provided, further, that the delivery of any notice pursuant to this Section 6.21 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) The Sodium Shares to be issued in the Merger as Equity Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Law shall have been entered, issued, enforced, promulgated, adopted or become effective, in each case, that enjoins, prohibits, prevents or makes illegal the consummation of the Transactions (in each case, exclusive of all Regulatory Laws and enforcement actions related thereto, other than under the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act or those Laws set forth on Section 7.1(d) of the Company Disclosure Schedules (collectively, the “Mutual Regulatory Laws”)) (any such Law, a “Mutual Legal Restraint”).

(d) All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity under or in connection with the Regulatory Laws set forth on Section 7.1(d) of the Company Disclosure Schedules to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated, and all clearances, consents and approvals under the Regulatory Laws set forth on Section 7.1(d) of the Company Disclosure Schedules shall have been obtained and shall remain in full force and effect.

(e) If determined required or warranted by Sodium pursuant to and in accordance with Section 6.8, the CFIUS Approval shall have been obtained.

(f) The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company, to the extent permitted under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Sodium, Sodium US and Merger Sub set forth in (i) Article IV and Article V of this Agreement (other than in Section 4.2(a), Section 4.7, Section 5.2(a) and Section 5.10) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Sodium Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a

Sodium Material Adverse Effect, (ii) Section 4.2(a) and Section 5.2(a) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 4.7 and Section 5.10 shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Sodium, Sodium US and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by each of them prior to the Effective Time.

(c) Sodium, Sodium US and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Sodium, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligation of Sodium, Sodium US and Merger Sub to Effect the Merger. The obligation of Sodium, Sodium US and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Sodium, to the extent permitted under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) Article III of this Agreement (other than in Section 3.2(a), Section 3.2(f), and Section 3.12(b)) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.2(a) and Section 3.2(f) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, except for immaterial inaccuracies, and (iii) Section 3.12(b) shall be true and correct both as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Sodium a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) (i) No Regulatory Law set forth on Section 7.3(d) of the Company Disclosure Schedules (collectively, the “Specified Regulatory Laws”) shall be in effect that enjoins, prohibits, prevents or makes illegal the consummation of the Transactions (any such Law, a “Specified Legal Restraint”);

(ii) No investigation of the Transactions under any Specified Regulatory Law shall have been commenced and be continuing;

(iii) All waiting periods (and any extensions thereof) applicable following Sodium’s determination to submit a registration, notification or filing with respect to the Transactions under any Specified Regulatory Law (the “Specified Filings”) and any commitment to, or agreement with, any Governmental Entity under or in connection with the Specified Filings to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated;

(iv) All clearances, consents and approvals required under the Specified Filings shall have been obtained and shall remain in full force and effect; and

(v) No Regulatory Law shall have been entered, issued, enforced, promulgated, adopted or become effective after the date of this Agreement:

(1) That enjoins, prohibits, prevents or makes illegal the consummation of the Transactions;

(2) Pursuant to which an investigation of the Transactions shall have been commenced and be continuing;

(3) Under which an applicable waiting period (or extensions thereof) with respect to the Transactions or any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall be continuing; or

(4) Under which any required clearance, consent or approval required shall not have been obtained or fail to remain in full force and effect.

Section 7.4 Frustration of Closing Conditions. Neither the Company nor Sodium may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s Willful Breach of any material provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after Company Stockholder Approval has been obtained:

(a) by the mutual written consent of the Company and Sodium;

(b) by either the Company or Sodium, if the Merger shall not have been consummated on or prior to April 2, 2025 (the “End Date”); provided, however, that if all of the conditions to Closing, other than any of the conditions set forth in Section 7.1(c), Section 7.1(d) or, at the election of Sodium, Section 7.3(d) (such election, an “Extension Election”), shall have been satisfied or shall be capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), the End Date shall automatically be extended to October 2, 2025, which date shall thereafter be deemed to be the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Company or Sodium, if the Closing would violate any final and non-appealable Mutual Legal Restraint; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a party if the failure of such party to perform any of its obligations under this Agreement contributed, in any material respect, to the issuance or continued existence of such Mutual Legal Restraint;

(d) by either the Company or Sodium, if the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the adoption of this Agreement was taken and the Company Stockholder Approval was not obtained;

(e) by the Company, if Sodium, Sodium US or Merger Sub shall have breached its representations or warranties or failed to perform its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured within thirty (30) days following written notice thereof to Sodium or by its nature or timing cannot be cured during such period (or, in each case, such fewer days as remain prior to the End Date);

(f) by Sodium, if the Company shall have breached its representations or warranties or failed to perform its covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured within thirty (30) days following written notice thereof to the Company or by its nature or timing cannot be cured during such period (or, in each case, such fewer days as remain prior to the End Date);

(g) by Sodium, prior to receipt of the Company Stockholder Approval in the event of a Company Change of Recommendation; and

(h) by Sodium, if the Closing would violate any final and non-appealable Specified Legal Restraint; provided, however, that the right to terminate this Agreement under this Section 8.1(h) shall not be available to Sodium if its failure to perform any of its obligations under this Agreement contributed, in any material respect, to the issuance or continued existence of such Specified Legal Restraint.

Section 8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except for the provisions of Section 6.3(b), this Section 8.2, Section 8.3 and Article IX), and there shall be no other liability on the part of the Company or Sodium to the other except (a) as provided in Section 8.3, (b) for liability arising out of or the result of, any (i) Fraud or (ii) Willful Breach of any covenant or agreement or Willful Breach of any representation or warranty in this Agreement occurring prior to termination and (c) as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity.

Section 8.3 Termination Fees.

(a) If (i) prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly disclosed after the date of this Agreement, (ii) this Agreement is terminated by the Company or Sodium, as applicable, pursuant to Section 8.1(b) [End Date], Section 8.1(d) [No Company Stockholder Approval] or Section 8.1(f). [Company Breach of Representation or Failure to Perform Covenant] and the breach giving rise to the right to terminate this Agreement pursuant to Section 8.1(f) [Company Breach of Representation or Failure to Perform Covenant] was the Company’s failure to convene and hold the Company Stockholder Meeting in violation of Section 6.5(c) or a breach of the Company’s obligations under Section 6.4, (iii) such Company Acquisition Proposal shall not have been withdrawn prior to such termination and (iv) within twelve (12) months after any such termination described in clause (ii), the Company shall have consummated, or shall have entered into an agreement to consummate any Company Acquisition Transaction, which is subsequently consummated (whether before or after such twelve (12)-month period), then the Company shall pay to Sodium an amount equal to the Company Termination Fee, by wire transfer of same day federal funds to the account specified by Sodium, within three (3) business days after the consummation of any such Company Acquisition Transaction.

(b) If this Agreement is terminated by Sodium pursuant to Section 8.1(g) [Company Change of Recommendation], then the Company shall pay to Sodium, within three (3) business days after the date of termination, the Company Termination Fee, by wire transfer of same day federal funds to the account specified by Sodium.

(c) Solely for purposes of this Section 8.3, (i) “Company Acquisition Transaction” shall have the meaning ascribed thereto in Section 9.16(a)(x), except that all references to twenty percent (20%) shall be changed to fifty percent (50%).

(d) If this Agreement is terminated (i) by Sodium or the Company pursuant to Section 8.1(b) [End Date] and at the time of, or prior to, such termination, each of the conditions set forth in Article VII shall have been satisfied (other than the conditions set forth in Section 7.1(c) [Absence of Mutual Legal Restraint] (excluding any Mutual Legal Restraint relating to CFIUS) or Section 7.1(d) [HSR Act and Regulatory Approvals]), (ii) by Sodium or the Company pursuant to Section 8.1(c) [Termination for Mutual Legal Restraint] and at the time of, or prior to, such termination, each of the conditions set forth in Article VII shall have been satisfied (other than the conditions set forth in Section 7.1(c) [Absence of Mutual Legal Restraint] (excluding any Mutual Legal Restraint relating to CFIUS) or Section 7.1(d) [HSR Act and Regulatory Approvals]) or (iii) by Sodium pursuant to Section 8.1(b) if it does not exercise its right to an Extension Election or pursuant to Section 8.1(h), then, in the case of clause (i), (ii) or (iii) Sodium shall pay to the Company, within three (3) business days after the date of termination, the Sodium Termination Fee, by wire transfer of same day federal funds to the account specified by the Company.

(e) The payment of the Company Termination Fee to Sodium pursuant to this Section 8.3 shall be the sole and exclusive monetary remedy available to Sodium, Sodium US or Merger Sub or any of their Affiliates in connection with this Agreement and the Transactions in any circumstance in which the Company Termination Fee is payable hereunder, and the payment of the Sodium Termination Fee to the Company (the Company Termination Fee or the Sodium Termination Fee, a “Termination Fee”) pursuant to this Section 8.3 shall be the sole and exclusive monetary remedy available to the Company or any of its Affiliates in connection with this Agreement and the Transactions in any circumstance in which the Sodium Termination Fee is payable hereunder. Upon payment of the applicable Termination Fee pursuant to this Section 8.3, no party shall have any further liability with respect to this Agreement or the Transactions to the Company or its stockholders or Sodium, Sodium US or their respective stockholders or any other persons, as applicable; provided that nothing herein shall release any party from any liability arising out of or resulting from (i) Fraud by such party or its Subsidiaries or (ii) the Willful Breach by such party or its Subsidiaries of a covenant or other agreement contained in this Agreement. The parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion or Sodium be required to pay the Sodium Termination Fee on more than one occasion, and in no event shall Sodium, Sodium US or Merger Sub on the one hand, or the Company, on the other hand be entitled to specific performance to cause the other party to consummate the Transactions and payment of the Company Termination Fee to Sodium or the Sodium Termination Fee to the Company, as applicable. In addition, the parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If Sodium or the Company fails to pay promptly the amounts due pursuant to Section 8.3 other than due to a failure of the other party to provide such party with wire instructions, the applicable party will also pay to the other party interest on that unpaid amount, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable and documented out-of-pocket expenses (including reasonable and documented legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for the second to last sentence of Section 8.3(e) and covenants and agreements which contemplate performance after the Effective Time or otherwise survive the Effective Time expressly by their terms.

Section 9.2 Expenses. Except as set forth in Section 6.7 and Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Transactions, this Agreement and the Transactions shall be paid by the party incurring or required to incur such expenses, except that the (a) fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Registration Statement (including applicable SEC filing fees) shall each be borne equally by Sodium and the Company, and (b) filing fees payable under the HSR Act and other Regulatory Laws and filing fees payable in connection with obtaining CFIUS Approval, as applicable, shall each be borne by Sodium.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to Agreement or any document to be signed in connection with this Agreement and the Transactions shall be deemed to include signatures transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 9.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 8.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the Transactions in any court other than the aforesaid courts in accordance with the first sentence of this Section 9.5(b). Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 9.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when sent by email; or (c) when delivered by a courier (with confirmation of delivery), in each case to the party to be notified at the following address:

To Sodium, Sodium US or Merger Sub:

Schlumberger Limited

5599 San Felipe

Houston, Texas 77056

Attention:  Dianne Ralston

Email:

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas, 77002

Attention:  Ryan J. Maierson

 Christopher R. Drewry

 Thomas Verity

Email:    Ryan.Maierson@lw.com

 Christopher.Drewry@lw.com

 Thomas.Verity@lw.com

To the Company:

ChampionX Corporation

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, Texas 77381

Email:

with copies to:

Weil, Gotshal & Manges LLP

767 5th Ave

New York, New York 10153

Attention:   Michael J. Aiello

       Amanda Fenster

Email:

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that Sodium may assign, or cause to be assigned any rights or obligations of Sodium US or Merger Sub under this Agreement to any wholly-owned Subsidiary of Sodium without seeking the consent of any other person; as long as such assignment shall not reasonably be expected to have an adverse impact on the Company or stockholders of the Company or reasonably be expected to prevent or impair, interfere with, hinder or delay the consummation of, or Sodium’s ability to consummate, the Merger or the other Transactions, including the issuance of the Equity Consideration. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.

Section 9.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 9.11 Disclosure Schedules. Each of the Company Disclosure Schedule and the Sodium Disclosure Schedule (each, a “Disclosure Schedule” and collectively, the “Disclosure Schedules”) shall be arranged in separate parts corresponding to the numbered and lettered sections set forth in this Agreement. For purposes of this Agreement any disclosure set forth in any particular Section or subsection of a Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties, covenants, agreements or other provisions hereof of the respective party that are contained in the corresponding Section or subsection of this Agreement, and (b) any other representations, warranties, covenants, agreements or other provisions hereof of the respective party that are contained in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, is reasonably apparent on its face. The headings contained in each Disclosure Schedule are for reference purposes only and will not affect in any way the meaning or interpretation of such Disclosure Schedule. Items disclosed in the Disclosure Schedules are not necessarily limited to the items that this Agreement requires to be reflected therein, and certain items disclosed in the Disclosure Schedules are included solely for informational purposes or to avoid misunderstanding. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules will not (a) be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect,” “Sodium Material Adverse Effect” or other similar terms in this Agreement, as applicable, or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter or (d) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. All references in the Disclosure Schedules are not intended to be admissible against any party to this Agreement by any person who is not a party to this Agreement, or give rise to any claim or benefit to any person who is not a party to this Agreement. The disclosure of any allegation, threat, notice or other communication in the Disclosure Schedules shall not be deemed to include disclosure of the truth of the matter communicated. In addition, the disclosure of any matter in the Disclosure Schedules is not to be deemed an admission or indication that such matter actually constitutes noncompliance with, or any violation or breach of, applicable Law, any Contract or other topic to which such disclosure is applicable, or that any such noncompliance, violation or breach has actually occurred. In disclosing matters in the Disclosure Schedules, the relevant parties expressly do not waive any attorney-client privilege or protection afforded by the work-product doctrine with respect to such matters. The information contained in the Disclosure Schedules is confidential, proprietary information of the parties providing such information, and the other parties to this Agreement shall be obligated to maintain and protect such confidential information in accordance with this Agreement and the Confidentiality Agreement. The Company Disclosure Schedule and Sodium Disclosure Schedule shall each be delivered as of the entry into this Agreement, and no amendments or modifications thereto shall be made without the written consent of Sodium (in the case of an amendment or modification to the Company Disclosure Schedule) or the Company (in the case of an amendment or modification to the Sodium Disclosure Schedule). Any purported update or modification to the Company Disclosure Schedule or the Sodium Disclosure Schedule after the entry into this Agreement that is not so consented to shall be disregarded.

Section 9.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Sodium and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law require further approval of the stockholders of the Company or the stockholders of Sodium, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the stockholders of Sodium, as applicable. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.13 No Third-Party Beneficiaries; Appointment of Agent.

(a) Each of the parties agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the applicable parties hereto, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except in each case, for Section 6.11 (of which the Indemnified Parties are express third party beneficiaries). Notwithstanding the foregoing, in the event of Sodium, Sodium US or Merger Sub’s Willful Breach of this Agreement or Fraud, then the stockholders of the Company, acting solely through the Company Agent (as defined below), shall be entitled to pursue specific performance as set forth in Section 9.5, or, if specific performance is not sought or granted as a remedy, damages (which may include the benefit of the bargain lost by the stockholders of the Company), provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company Agent, on behalf of and as agent for the stockholders of the Company, in the Company Agent’s sole discretion, and in no event shall any such stockholder of the Company be entitled to enforce any of their rights, or any of Sodium, Sodium US or Merger Sub’s obligations, under this Agreement, including in the event of any such Willful Breach of this Agreement or Fraud, but rather the Company Agent shall have the sole and exclusive right to do so.

(b) For purposes of efficiency and administrability, in order to enforce such third party beneficiary rights set forth in Section 9.13(a), to the fullest extent permitted by Law, the adoption of this Agreement by the holders of shares of Company Common Stock shall be deemed to constitute the designation of the Company as the sole and exclusive agent of the holders of shares of Company Common Stock prior to the Closing (the “Company Agent”), with the right, on behalf of such holders, to pursue and recover any remedies, damages or other amounts, whether in Law or in equity, to which such holders may be entitled arising out of this Agreement, under which designation, the rights granted pursuant to this Section 9.13 and Section 8.2 with respect to the recovery of damages based on the losses suffered by the stockholders of the Company (including the loss of the economic benefit of the bargain of the Transactions to the stockholders of the Company) shall be enforceable on behalf of the stockholders of the Company only by the Company in accordance with Section 9.13(a); provided that, in such capacity as sole and exclusive agent for the stockholders of the Company, the Company shall (1) be entitled to reimbursement (from the stockholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the stockholders of the Company pursuant to Section 9.13 and (2) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.

Section 9.14 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.15 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Unless otherwise specified in this Agreement, all references in this Agreement to “dollars” or “$” shall mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. References to days shall refer to calendar days unless business days are specified. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.16 Definitions.

(a) As used in this Agreement:

(i) “Affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise.

(ii) “Anti-Corruption Laws” means (A) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (B) the U.K. Bribery Act 2010, as amended; and (C) any other applicable Law relating to anti-bribery or anti-corruption in any jurisdiction in which any party to this Agreement is located or doing business.

(iii) “Benefit Plan” means any (A) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (B) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (C) severance, change in control, employment, individual consulting, pension, retirement, profit sharing, retention or termination plan, program, agreement, policy or arrangement or (D) other compensation or benefit plan, program, agreement, policy, practice, contract or arrangement and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, vision, or other health plans, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements.

(iv) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York or Houston, Texas.

(v) “CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

(vi) “CFIUS Approval” means (A) the parties have received written notice from CFIUS that: (1) CFIUS has concluded that none of the Transactions is a “covered transaction” as defined in the DPA; (2) CFIUS has issued a written notice that it has completed an assessment, review or investigation pursuant to the DPA with respect to the Transactions, and has concluded all action under the DPA; or (3) CFIUS has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action under the DPA with respect to the Transactions pursuant to a CFIUS Declaration submitted by the parties but has not requested the submission of a CFIUS Notice; or (B) CFIUS has sent a report to the President of the United States requesting the President’s decision and (1) the President has announced a decision not to take any action to suspend or prohibit the Transactions or (2) having received a report from CFIUS requesting the President’s decision, the President has not announced or taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

(vii) “CFIUS Declaration” means a declaration filing with respect to the Transactions submitted pursuant to 31 C.F.R. Part 800 Subpart D.

(viii) “CFIUS Notice” means a notice filing with respect to the Transactions submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.

(ix) “Company Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by Sodium, Sodium US, Merger Sub or their respective Subsidiaries) relating to any Company Acquisition Transaction.

(x) “Company Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) pursuant to which any person, other than Sodium, Sodium US or Merger Sub or their respective Affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership, or the right to acquire beneficial ownership, of any business or assets of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof), (B) directly or indirectly acquires or purchases twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof) (C) commences a tender off or exchange offer that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof), or (D) directly or indirectly commences any merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the Company’s consolidated net revenues, net income, EBITDA or assets (based on their fair market value thereof).

(xi) “Company Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former directors, officers, employees or other individual service providers of the Company or its Subsidiaries or their dependents, or under which the Company or any of its Subsidiaries has any liability (contingent or otherwise, but excluding any statutory plan, program, or arrangement that is required under applicable Law, other than the laws of the United States, and maintained by any Governmental Entity).

(xii) “Company Closing Price” means the volume-weighted average closing sale price of a share of Company Common Stock as reported on the Nasdaq for the fifteen (15) consecutive full trading days (in which such shares of Company Common Stock are traded on the Nasdaq) ending at the close of trading on the full trading day immediately preceding the Closing Date.

(xiii) “Company Credit Agreements” means, collectively, (A) that certain Amended and Restated Credit Agreement dated as of June 7, 2022, by and among the Company, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (B) that certain Master Receivables Purchase Agreement made as of June 28, 2022, among, inter alios ChampionX LLC, other Subsidiaries of the Company from time to time party thereto, Apergy USA, Inc. and JPMorgan Chase Bank, N.A, (C) that certain Account for Payable Services dated May 9, 2018, by and among Apergy Corporation, a Delaware corporation and certain of its affiliates and subsidiaries, as buyer, and JPMorgan Chase Bank, N.A. and (D) that certain Receivables Purchase Agreement dated as of March 28, 2024, by and among ChampionX Canada ULC, ChampionX LLC and HSBC Bank USA, National Association, in each case, as amended, restated, amended and restated, supplement or otherwise modified, replaced or refinanced.

(xiv) “Company DERs” means an award of dividend equivalents granted under the Company Equity Plan and in tandem with a Company RSU Award.

(xv) “Company DSU Award” means an award of deferred stock units granted under the Company Equity Plan covering shares of Company Common Stock.

(xvi) “Company Equity Award” means each Company DSU Award, Company Option, Company Performance Share Award, Company RSU Award and Company SAR.

(xvii) “Company Equity Plan” means the Company’s Amended and Restated 2018 Equity and Cash Incentive Plan (effective as of February 18, 2021).

(xviii) “Company Excluded Stock” shall mean any shares of Company Common Stock held in treasury of the Company or held by Sodium, Sodium US or any direct or indirect wholly owned Subsidiary of Sodium, in each case except for any such shares held on behalf of third parties.

(xix) “Company Material Adverse Effect” means any event, change, effect, development or occurrence that has had, or would be reasonably expected to have, either individually or in the aggregate, a material adverse effect on the business, property, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development, circumstance, condition or occurrence resulting from, relating to or arising out of (A) any changes or developments in the natural gas gathering, compressing, treating, processing and transportation industry generally, (B) any changes or developments in prices for oil, natural gas, condensate or natural gas liquids or other commodities or for the Company or any of its Subsidiaries’ raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the Transactions (including the identity of Sodium and its Affiliates, the impact of the Transactions on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any lawsuit, action or other proceeding with respect to the Transactions) (provided that the exceptions set forth in this clause (C) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the announcement or existence of, compliance with or performance under, this Agreement), (D) any taking of any action or failure to take any action, in either case, as required by this Agreement or taken (or omitted to be taken) at the written request of Sodium, Sodium US or Merger Sub, (E) changes or proposed changes in laws, rules or regulations of general applicability to companies in the industries in which the Company and any of its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) changes in or generally affecting the economy, the financial, credit or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in currency exchange rate, interest rates, monetary policy or inflation, (H) any changes or developments in or affecting the industries in which the Company or any of its Subsidiaries operate, (I) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God, weather-related events or other comparable events, including any natural or man-made disasters or from any outbreak of any disease, pandemic, any quarantine or similar applicable Laws, directives, guidelines or recommendations promulgated by any industry group or any Governmental Entity or other public health events or outbreak or escalation of hostilities or war (whether or not declared), geopolitical conditions, military actions or any act of sabotage or terrorism, or national or international political or social conditions (including the conflict between the Russian Federation and Ukraine and the conflict in Israel and the surrounding region) and any sanctions or similar actions relating thereto, (J) any failure by the Company to meet any internal or external financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided, that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, circumstance, condition, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect), (K) any changes in the share price or trading volume of the Company Common Stock or in the credit rating of the Company or any of its Subsidiaries (provided, that the exception in this clause (K) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect) and (L) the failure to obtain any approvals or consents from any Governmental Entity or other person in connection with the Transactions; except, in each case with respect to subclauses (A)-(B) and (E)-(I), solely to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate, in which case only such disproportionate effect shall be taken into account in determining whether there has been, or would be reasonably likely to be, a “Company Material Adverse Effect”.

(xx) “Company Option” means an option to purchase shares of Company Common Stock granted under the Company Equity Plan.

(xxi) “Company Owned IP” means the Intellectual Property owned by the Company or any of its Subsidiaries.

(xxii) “Company Performance Share Award” means an award of performance shares granted under the Company Equity Plan covering shares of Company Common Stock.

(xxiii) “Company Permitted Lien” means any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (C) not created by the Company or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property and that do not materially impair the use or operation of the Company Leased Real Property to which they relate, (D) rights-of-way, surface leases, crossing rights and similar matters of record (including all amendments, modifications, and supplements thereto) granted in the ordinary course of business that do not and would not reasonably be expected to materially impair the use, operation or value of the Company Real Property to which such matter relates, (E) that is a non-exclusive Intellectual Property license, (F) that is a gap or defect in chain of title for Intellectual Property that is evident from publicly-available records, (G) existing under the Company Credit Agreements or (H) that is not material to the Company or its Subsidiaries, taken as a whole.

(xxiv) “Company Real Property” means, collectively, the Company Owned Real Property and the Company Leased Real Property.

(xxv) “Company RSU Award” means an award of restricted stock units granted under the Company Equity Plan covering shares of Company Common Stock.

(xxvi) “Company SAR” means a stock appreciation right with respect to shares of Company Common Stock granted under the Company Equity Plan.

(xxvii) “Company SAR Spread” means the product of (1) the number of shares of Company Common Stock underlying such Company SAR multiplied by (2) the excess, if any, of the Company Closing Price over the exercise or reference price of such Company SAR.

(xxviii) “Company Superior Offer” means a bona fide written Company Acquisition Proposal for a Company Acquisition Transaction (with references in the definition thereof to “twenty percent (20%)” being deemed to be replaced with references to “fifty percent (50%)”) on terms that the Company Board, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (A) if accepted, reasonably likely to be consummated and (B) more favorable to the Company’s stockholders than the Transactions taking into account at the time of determination any proposal by Sodium to amend or modify the terms of this Agreement committed to in writing and after taking into account all aspects of the Company Acquisition Proposal, including the form of consideration, the adequacy and conditionality of any financing, and the timing and likelihood of consummation.

(xxix) “Company Termination Fee” means $265,400,000.

(xxx) “Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(xxxi) “DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and all rules and regulations issued and effective thereunder, including those codified at 31 C.F.R. Part 800.

(xxxii) “Environmental Law” means any Law (A) relating to human health and safety (to the extent relating to exposure to Hazardous Materials), pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, registration, production, treatment or disposal of) any Hazardous Materials, or (B) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage), or establishes legally binding standards of care, including recordkeeping, notification, disclosure, reporting, permitting, registration, license, and approval requirements, with respect to any of the foregoing, in each case as in effect as of or prior to the Closing Date.

(xxxiii) “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(xxxiv) “ERISA Affiliate” means, with respect to any person, trade or business, any other person, trade or business (whether or not incorporated), that together with such first person, trade or business, is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(xxxv) “Financing” means the debt financing incurred or intended to be incurred in connection with the Transactions by Sodium or its Subsidiaries, including the offering or private placement of debt securities.

(xxxvi) “Fraud” means actual fraud under Delaware Law in the making of the representations and warranties expressly set forth in Article III, Article IV or Article V, but not constructive fraud, equitable fraud or negligent misrepresentation or omission.

(xxxvii) “Governmental Entity” means any federal, tribal, state, local, foreign or multinational government, court of competent jurisdiction, governmental or quasi-governmental agency, commission or other authority, legislature, executive, or administrative or regulatory body, or any instrumentality of any of the foregoing.

(xxxviii) “Governmental Official” means: (A) any full- or part-time officer or employee of any Governmental Entity, whether elected or appointed; (B) any person acting in an official capacity or exercising a public function for or on behalf of any Governmental Entity; or (C) any political parties, political party officials, or candidates for political office.

(xxxix) “Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials, radon, asbestos, lead-based paint, urea formaldehyde, polychlorinated biphenyls or PFAS Substances; (B) materials, substances, wastes, chemicals, compounds, mixtures, products, coproducts or byproducts, impurities, biological agents, pollutants or contaminants that are defined, characterized as, regulated or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous wastes”, “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar regulatory meaning and effect under any applicable Environmental Law or (C) any other chemical, material or substance that is regulated or for which liability or legally binding standards of conduct are imposed under any Environmental Law due to its dangerous, deleterious or other properties.

(xl) “Intellectual Property” means all intellectual property rights throughout the world, including all: (A) patents, (B) Trademarks, (C) copyrights and all other intellectual property rights in works of authorship, (D) mask works, designs, and database rights; (E) trade secrets and all other intellectual property rights in confidential or proprietary information (including intellectual property rights in know-how, technology, data, databases, formulas, compositions, processes and techniques, formulae, research and development information, drawings, models, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists), (F) intellectual property rights in Software, and (G) all registrations and applications for the registration or issuance of any of the foregoing.

(xli) “Intervening Event” means any event, change, effect, development or occurrence regarding the Company and its Subsidiaries that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Company Board, as the case may be, as of the date of this Agreement; provided, however, that such event, change, effect, development or occurrence shall not constitute an Intervening Event if such event, change, effect, development or occurrence results from or arises out of (A) the announcement or the existence of, compliance with or performance under, this Agreement or the Transactions (including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Transactions), (B) any Company Acquisition Proposal, (C) any Company Acquisition Transaction or (D) any Company Superior Offer.

(xlii) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are owned or leased by the Company and its Subsidiaries and used by them in connection with the operation of their business.

(xliii) “knowledge” means (A) with respect to Sodium, Sodium US and their respective Subsidiaries, as the case may be, the actual knowledge, after reasonable investigation of their direct reports, of the individuals listed in (xliii)Section 9.16(a)(xliii)(A) of the Sodium Disclosure Schedule and (B) with respect to the Company and its Subsidiaries, the actual knowledge, after reasonable investigation of their direct reports, of the individuals listed in Section 9.16(a)(xliii)(A) of the Company Disclosure Schedule (a “Key Company Employee”).

(xliv) “Labor Agreement” means any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative governing the terms and conditions of employment of employees of the Company or any of its Subsidiaries.

(xlv) “Lien” means any liens, claims, charges, mortgages, deeds of trust, encumbrances, covenants, conditions, restrictions, adverse rights, easements, pledges, security interests of any kind or nature, equities, options, hypothecations, rights of way, rights of first refusal, prior assignments, licenses, sublicenses, defects in title, encroachments, burdens, options or charges of any kind (whether contingent or absolute) or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

(xlvi) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(xlvii) “Personal Information” means information, in any form, that identifies or relates to or is used to contact or locate a natural person or is “protected health information,” “personally identifiable information,” “personal information,” “personal data” or similar term under one or more applicable Data Privacy Obligations.

(xlviii) “PFAS Substances” means any organic chemicals containing at least one fully fluorinated carbon atom, including any perfluoroalkyl, polyfluoroalkyl, perfluoropolyether, or perfluorooctanoic substances, perfluorooctanoic acid, polytetrafluoroethylene, hexafluoropropylene oxide (HFPO) dimer acid, including any substance colloquially referred to as “PFAS”, “PFOA”, “PFOS” or “GenX,” and including, in each case, any acids, salts, precursors, polymers or derivatives thereof.

(xlix) “Qualifying Termination” means a termination of employment (A) solely if such termination occurs after the date that is eighteen (18) months following the Closing Date, by the Surviving Corporation, Sodium or any of their respective Subsidiaries due to a reduction in force or for the convenience of the Surviving Corporation, Sodium or any of their respective Subsidiaries, in each case, other than due to the failure of the holder to perform or satisfy his or her responsibilities or duties, (B) due to the holder’s death or Disability (as defined in the Company Equity Plan) or (C) solely if such termination occurs on or prior to the date that is eighteen (18) months following the Closing Date, (1) by the Surviving Corporation, Sodium or any of their respective Subsidiaries other than for Cause (as defined in the Company Equity Plan) or (2) by the applicable employee for Good Reason (as defined in the Company Equity Plan). For clarity, a Qualifying Termination shall not include (1) a termination of employment for Cause (as defined in the Company Equity Plan) or a (2) a resignation for Good Reason that occurs following the date that is eighteen (18) months following the Closing Date.

(l) “Regulatory Law” means the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act, CFIUS, and all other Laws that are designed or intended to (A) prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening competition through merger or acquisition (including all antitrust, competition, merger control and trade regulation Laws) or (B) protect the national security or the national economy of any nation, or prohibit, restrict or regulate foreign investment.

(li) “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, migrating, or dumping into or through the indoor or outdoor environment (including soil, surface water, ground water, land surface, subsurface strata, ambient air, wildlife, plants or other natural resources).

(lii) “Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic).

(liii) “Sanctioned Person” means (A) any person listed in any Sanctions-related list of designated persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (B) any person operating, organized, or resident in a Sanctioned Country; (C) the government of a Sanctioned Country or the Government of Venezuela; or (D) any person fifty (50)% or more owned or controlled by any such person or persons or acting for or on behalf of such person or persons.

(liv) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (A) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (B) the United Nations Security Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom, Canada or Norway.

(lv) “Sodium Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by Sodium or any of its Subsidiaries for the benefit of any current or former directors, officers, employees or other individual service providers of Sodium or its Subsidiaries or their dependents, or under which Sodium or any of its Subsidiaries has any liability (contingent or otherwise, but excluding any statutory plan, program, or arrangement that is required under applicable Law, other than the laws of the United States, and maintained by any Governmental Entity).

(lvi) “Sodium DSPP” means Sodium’s Discounted Stock Purchase Plan, as may be amended or restated from time to time.

(lvii) “Sodium Material Adverse Effect” means any event, change, effect, development or occurrence that, either individually or in the aggregate, is or would be reasonably likely to prevent or materially impair, interfere with, hinder or delay the consummation of, or Sodium, Sodium US or Merger Sub’s ability to consummate, the Merger or the other Transactions, including the issuance of the Equity Consideration.

(lviii) “Sodium Permitted Lien” means any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (C) not created by Sodium or its Subsidiaries that affect the underlying fee interest of any Sodium leased real property and that do not materially impair the use or operation of Sodium leased real property to which they relate, (D) rights-of-way, surface leases, crossing rights and similar matters of record (including all amendments, modifications, and supplements thereto) granted in the ordinary course of business that do not and would not reasonably be expected to materially impair the use, operation or value of Sodium real property to which such matter relates, (E) that is a non-exclusive Intellectual Property license, (F) that is a gap or defect in chain of title for Intellectual Property that is evident from publicly-available records or (G) that is not material to Sodium or its Subsidiaries, taken as a whole.

(lix) “Sodium Shares” means shares of the common stock of Sodium, par value $0.01.

(lx) “Sodium Termination Fee” means $326,600,000.

(lxi) “Software” means all software, firmware, middleware, computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and all computerized or electronic databases.

(lxii) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses.

(lxiii) “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

(lxiv) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes, customs, duties, fees, assessments and similar charges, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(lxv) “Tax Return” means any return, report, election or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(lxvi) “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes.

(lxvii) “Trade Controls” means all applicable (A) trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government,

including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774) (“EAR”), including all controls, restrictions and requirements under the EAR related to Russia, Belarus, or the People’s Republic of China, the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (B) non-U.S. trade, export control, and import laws and regulations, including EU Regulation 2021/821 (as amended), the Export Control Order 2008, or any other applicable export control legislation or regulation imposed, administered, or enforced by the European Union, any European Union member state, Norway, Canada, the United Kingdom, or any other country, except to the extent inconsistent with U.S. law, including all such laws and regulations related to Russia or Belarus.

(lxviii) “Trademarks” means trademarks, service marks, trade dress, logos, trade names, domain names and other indicia of commercial origin, and all goodwill associated therewith and symbolized thereby.

(lxix) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(lxx) “WARN Act” means the U.S. federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign Laws related to plant closings, relocations and mass layoffs.

(lxxi) “Willful Breach” means a material breach or failure to perform that is the consequence of a deliberate act or omission of the breaching party.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Index of Defined Terms

Action	Section 6.11(b)
Agreement	Preamble
Applicable Performance Level	Section 2.5(d)
Balance Sheet Date	Section 3.6
Book-Entry Shares	Section 2.2
Certificate of Merger	Section 1.3
Certificate	Section 2.2
Chemical Technologies Business	Section 6.7(e)
Closing Date	Section 1.2
Closing	Section 1.2
Code	Section 2.5(a)
Company 401(k) Plan	Section 6.6(c)
Company Board	Recitals
Company Bylaws	Section 1.5(b)
Company Certificate of Incorporation	Section 1.5(b)
Company Change of Recommendation	Section 6.4(f)
Company Common Stock	Preamble
Company Disclosure Schedule	Preamble to Article III
Company Joint Ventures	Section 3.24(a)
Company Leased Real Property	Section 3.17

Company Material Contracts	Section 3.20(a)
Company Measurement Date	Section 3.2(a)
Company Meeting	Section 3.3(b)
Company Organizational Documents	Section 1.5(b)
Company Owned Real Property	Section 3.17
Company Permits	Section 3.7(b)
Company Pre-Closing Dividend Amount	Section 2.5(c)
Company Proprietary Software	Section 3.16(f)
Company Real Property Leases	Section 3.17
Company Recommendation	Section 3.3(a)
Company Registered IP	Section 3.16(a)
Company SEC Documents	Section 3.4(a)
Company Securities	Section 3.2(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholder Meeting	Section 6.5(b)
Company	Preamble
Confidentiality Agreement	Section 6.3(a)
Contract	Section 3.20(a)
Current Employees	Section 6.6(a)
Data Partners	Section 3.22
Data Privacy Obligations	Section 3.22
DGCL	Section 1.1
Disclosure Schedule	Section 9.11
Effective Time	Section 1.3
Extension Election	Section 8.1(b)
End Date	Section 8.1(b)
Equity Consideration	Section 2.1(a)
Exchange Act	Section 3.4(a)
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(a)
GAAP	Section 3.4(b)
Hired Person	Section 6.1(b)(x)
HSR Act	Section 3.3(b)
Indemnified Party	Section 6.11(b)
Intended Tax Treatment	Section 6.16
Key Company Employee	Section 9.16
Law or Laws	Section 3.7(a)
Letter of Transmittal	Section 2.4(b)
Lien	Section 3.3(c)
Maximum Amount	Section 6.11(c)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Mutual Legal Restraint	Section 7.1(c)
Mutual Regulatory Law	Section 7.1(c)
Nasdaq	Section 3.3(b)
Non-U.S. Plan	Section 3.11(g)
NYSE	Section 2.4(c)
Other Businesses	Section 6.7(e)
Permitted Encumbrances	Section 3.17
PBGC	Section 3.11(e)
Proxy Statement/Prospectus	Section 3.3(b)
Registration Statement	Section 4.3(b)
Regular Distribution	Section 2.2
Remedies Exceptions	Section 3.20(b)
Representatives	Section 6.3(a)
Sarbanes-Oxley Act	Section 3.5

SEC	Section 3.4(a)
Securities Act	Section 3.4(a)
Security Incidents	Section 3.22
Shared Assets	Section 6.7(e)
Significant Customer	Section 3.21(a)
Significant Supplier	Section 3.21(b)
Sodium	Preamble
Sodium 401(k) Plan	Section 6.6(c)
Sodium Board Recommendation	Recitals
Sodium Board	Recitals
Sodium Disclosure Schedule	Preamble to Article IV
Sodium Equity Awards	Section 4.2(a)
Sodium Organizational Documents	Preamble to Article V
Sodium Option	Section 2.5(b)
Sodium SEC Documents	Section 5.4(a)
Sodium US Board	Recitals
Sodium US Entity Organizational Documents	Section 4.1(b)
Specified Filings	Section 7.3(d)
Specified Legal Restraint	Section 7.3(d)
Specified Regulatory Laws	Section 7.3(d)
Stockholder Meeting	Section 3.3(b)
Surviving Corporation	Section 1.1
Terminated Company 401(k) Plan	Section 6.6(c)
Termination Date	Section 6.1(a)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SCHLUMBERGER LIMITED

By:	/s/ Stephane Biguet
Name: Stephane Biguet
Title: Executive Vice President and Chief Financial Officer

SODIUM HOLDCO, INC.

By:	/s/ Fahad Muqtadir Khan
Name: Fahad Muqtadir Khan
Title: President

SODIUM MERGER SUB, INC.

By:	/s/ Fahad Muqtadir Khan
Name: Fahad Muqtadir Khan
Title: President

[Signature Page to Agreement and Plan of Merger]

CHAMPIONX CORPORATION

By:	/s/ Sivasankaran Somasundaram
Name: Sivasankaran Somasundaram
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

[See attached]

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHAMPIONX CORPORATION

ChampionX Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the Corporation is ChampionX Corporation. The Corporation was originally incorporated under the name Wellsite Corporation by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on October 10, 2017, which was amended by the filing of a Certificate of Amendment thereto with the Secretary of State of the State of Delaware on February 2, 2018 (as so amended, the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed by the Corporation under the name Apergy Corporation with the Secretary of State of the State of Delaware on May 8, 2018, which was amended by the filing of a Certificate of Amendment thereto with the Secretary of State of the State of Delaware on June 3, 2020 amending the name of the Corporation to ChampionX Corporation (as amended from time to time, the “Amended and Restated Certificate”).

3. A Second Amended and Restated Certificate of Incorporation, which amended and restated the Amended and Restated Certificate in its entirety, was filed by the Corporation under the name ChampionX Corporation with the Secretary of State of the State of Delaware on May 10, 2023 (as amended from time to time, the “Second Amended and Restated Certificate”).

4. This Third Amended and Restated Certificate of Incorporation (this “Third Amended and Restated Certificate”), which amends and restates the Second Amended and Restated Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the sole stockholder of the Corporation in accordance with the provisions of Section 228 of the DGCL.

5. The text of the Second Amended and Restated Certificate is hereby amended and restated by this Third Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

6. This Third Amended and Restated Certificate shall become immediately effective upon its filing with the Secretary of State of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on ____________, 20___.

CHAMPIONX CORPORATION

By:
Name:
Title:

[Signature Page to Third Amended and Restated Certificate of Incorporation of ChampionX Corporation]

EXHIBIT A

ARTICLE I

NAME

The name of the corporation is ChampionX Corporation (the “Corporation”).

ARTICLE II

PURPOSE

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III

REGISTERED AGENT

The address of the Corporation’s initial registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware 19808, and the name of the Corporation’s initial registered agent at such address is Corporation Service Company.

ARTICLE IV

CAPITALIZATION

The total number of shares of capital stock which the Corporation shall have the authority to issue is 1,000 shares, all of which shares shall be Common Stock having a par value of $0.01 per share.

ARTICLE V

MEETINGS OF STOCKHOLDERS; BOOKS AND RECORDS

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the Corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors in the by-laws of the Corporation. Election of the directors need not be by written ballot unless the by-laws of the Corporation so provide.

ARTICLE VI

BUSINESS COMBINATIONS

The Corporation expressly elects to not be governed by or subject to Section 203 of the DGCL.

ARTICLE VII

LIMITATION OF DIRECTOR LIABILITY;

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 7.1 Limitation of Director Liability, The Corporation shall indemnify and hold harmless each current and former director, officer or employee of the Corporation and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Corporation to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director, officer or employee of the Corporation and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Corporation and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director, officer or employee (or such person’s heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors. The right to indemnification conferred by this Section 7.1 on current and former directors, officers and employees of the Corporation or other fiduciary of any entity contemplated by this Section 7.1 if such service was at the request or for the benefit of the Corporation shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation), subject to receipt of an undertaking by or on behalf of such director, officer or employee or other fiduciary of any entity contemplated by this Section 7.1 if such service was at the request or for the benefit of the Corporation to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. No amendment to, modification of or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Section 7.2 Indemnification and Advancement of Expenses.

(a) The Corporation may, to the extent authorized from time to time by the board of directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation, or to those persons serving at the Corporation’s request as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise, similar to those conferred in this Article VII to directors and officers of the Corporation..

(b) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director, officer or employee of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.

(c) The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate, the By-Laws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

(d) Any repeal or modification of any provision of this Article VII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE VIII

BY-LAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power to adopt, amend, alter or repeal the By-Laws of the Corporation, The By-Laws also may be adopted, amended, altered or repealed by the stockholders.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by this Certificate and the DGCL; and except as set forth in Article VII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article IX.

ANNEX B

OPINION OF CENTERVIEW

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 April 1, 2024

The Board of Directors

ChampionX Corporation

2445 Technology Forest Blvd., Building 4, 12th Floor

The Woodlands, TX 77381

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of ChampionX Corporation, a Delaware corporation (the “Company”), of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger proposed to be entered into as of April 1, 2024 (the “Agreement”) by and among Schlumberger N.V., a Curaçao corporation (“Sodium”), Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Sodium (“Sodium US”), Sodium Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Sodium US (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company with the Company surviving the merger (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Sodium and each issued and outstanding Share immediately prior to the effective time of the Merger (other than Shares held in treasury of the Company or held by Sodium, Sodium US or any direct or indirect wholly owned subsidiary of Sodium, in each case except for any such Shares held on behalf of third parties (together with any Shares held by any affiliate of the Company or Sodium, “Excluded Shares”)) will be converted into the right to receive 0.735x (the “Exchange Ratio”) shares of common stock, par value $0.01 per share (the “Sodium Shares”), of Sodium. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

The Board of Directors ChampionX Corporation April 1, 2024 Page 2

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Sodium, Sodium US or Merger Sub, and we have not received any compensation from Sodium, Sodium US or Merger Sub during such period. We may provide investment banking and other services to or with respect to the Company or Sodium or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Sodium, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 1, 2024 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 and Annual Reports on Form 10-K of Sodium for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Sodium; (iv) certain publicly available research analyst reports for the Company and Sodium; (v) certain other communications from the Company and Sodium to their respective stockholders and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”). We have participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Company Internal Data, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and Sodium and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) have been reasonably prepared on bases

The Board of Directors ChampionX Corporation April 1, 2024 Page 3

reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Sodium, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Sodium. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Sodium, or the ability of the Company or Sodium to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Exchange Ratio provided for pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of

The Board of Directors ChampionX Corporation April 1, 2024 Page 4

the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Sodium Shares actually will be when issued pursuant to the Transaction or the prices at which the Shares or Sodium Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Ratio provided for pursuant to the Agreement is fair, from a financial point of view, to the holders of Shares other than Excluded Shares.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

B-4